

2022 ANNUAL REPORT

NOTICE OF ANNUAL MEETING PROXY STATEMENT

FIRST CITIZENS BANCSHARES EXECUTIVE LEADERSHIP TEAM



Frank B. Holding, Jr.
Chairman and CEO



Hope H. Bryant
Vice Chairwoman



Peter M. Bristow
President



Craig L. Nix
Chief Financial Officer



Lorie K. Rupp
Chief Risk Officer



Jeffery L. Ward
Chief Strategy Officer



Marisa J. Harney
Chief Credit Officer

BOARD OF DIRECTORS

Ellen R. Alemany	Vice Chairwoman, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company; former Chairwoman and Chief Executive Officer, CIT Group, Inc.
John M. Alexander, Jr.	Manager, McKnitt and Associates, LLC
Victor E. Bell III	Chairman and President, Marjan, Ltd.
Peter M. Bristow	President, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Hope H. Bryant	Vice Chairwoman, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Michael A. Carpenter	Former Director, CIT Group, Inc.; former Chief Executive Officer, Ally Financial, Inc.
H. Lee Durham, Jr.	Retired; previously Partner, PricewaterhouseCoopers LLP
Dr. Eugene Flood, Jr.	Managing Partner, A Cappella Partners; Senior Advisor, Selby Lane Digital, Inc.; former EVP, TIAA CREF; former President and CEO, Smith Breeden Associates
Frank B. Holding, Jr.	Chairman and Chief Executive Officer, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Robert R. Hoppe	Retired; previously Partner, PricewaterhouseCoopers LLP
Floyd L. Keels	Retired; previously President and Chief Executive Officer, Santee Electric Cooperative, Inc.
Robert E. Mason IV	Chairman and past Chief Executive Officer, Robert E. Mason and Associates, Inc.
Robert T. Newcomb	Former President and Owner and current employee, Newcomb and Company
Vice Admiral John R. Ryan, USN (Ret.)	Former Lead Director, CIT Group, Inc.; former President and Chief Executive Officer, Center for Creative Leadership



A LETTER FROM THE CHAIRMAN

Frank B. Holding, Jr.

Dear Shareholder:

2022 was a transformational year for First Citizens as we completed the largest merger in our company's history. We remained focused on our customers, helping them navigate a challenging economic landscape impacted by inflationary pressures, continued supply chain disruptions and higher borrowing costs. In addition, we delivered solid financial results marked by strong top-line growth, continued low credit losses and well-controlled expenses.

2023 marks our 125th anniversary. Over those years, we have delivered sustained growth demonstrating stability and resilience while adapting to changes in the business environment along the way. We have weathered many tightening cycles like the one we find ourselves in now, growing and prospering through them. Given our continued focus on full, long-term banking relationships with our customers, the expertise of our associates in helping our customers meet their financial needs and our strong risk management practices, I am confident that we will realize our full potential moving forward.

Solid Financial Results

Excluding merger-related and other notable items, we generated net income available to common shareholders of $1.20 billion on net revenues of $4.09 billion, with a return on equity of 12.78% and a return on assets of 1.15%.

Top-line revenues of our combined organization were led by 8.5% loan growth and higher earning asset yields, both driving higher net interest income and margin. Additionally, we experienced solid revenue growth in rail, card and merchant, wealth management and various other fee-income-producing lines of business.

We maintained outstanding credit performance with key quality metrics near historic lows. Our net charge-off ratio for the year was 0.12%.

We maintained prudent expense discipline in the face of inflationary headwinds, resulting in positive operating leverage for the full year as well as an improved efficiency ratio. We remain on track to meet our merger expense synergy goal.

Despite a challenging environment for deposits, as a combined entity we experienced modest growth in noninterest checking accounts and experienced only a slight decline in deposits during the year.

At the end of 2022, our capital and liquidity positions were strong. Our Common Equity Tier 1 (CET1) capital ratio was 10.08% and our loan-to-deposit ratio was 79%. Ninety-three percent of our funding base was composed of deposits.

During 2022, we returned $1.24 billion of capital to our common shareholders as we repurchased 1.5 million shares of our Class A common stock. We executed the repurchase plan while exceeding our CET1 target at year-end.

Continued on next page

Lines of Business Helped Our Customers Meet Their Financial Needs

General Banking

The General Bank is comprised of our branch network, the direct bank, business services, community association banking and wealth management. The General Bank's strategic focus is developing long-term customer relationships, which includes not only fulfilling lending needs, but also focusing on depository and other banking services through our branch network.

The General Bank delivered net income of $629 million in 2022. This performance was led by 12.3% loan growth, double-digit percentage revenue growth in our wealth business and strong growth in cardholder and merchant services. Loan growth within the branch network was concentrated in business and commercial loans. In addition, we experienced solid growth in mortgage loans as the production of ARM loans that we kept on our balance sheet offset prepayments.

Undeterred by challenging market conditions, our wealth management team produced strong top-line revenue as continued client acquisition efforts and expansion of our wealth management sales teams offset some of the pressure we felt in the broad-based equity and bond markets. Our cardholder and merchant services lines of business benefitted from increased transaction volumes and new customer account growth.

Given the rising rate environment, 2022 was a challenging year for deposits, yet we were able to grow noninterest-bearing deposits while total deposits only declined modestly. While our primary deposit gathering business is our branch network, it was complemented by our direct dank, which grew digital deposits by $1.02 billion during the year.

Last year, *American Banker* ranked our direct bank No. 1 in delivering the best "humanized experience" in an evaluation of financial institutions' customer satisfaction and loyalty. We continue to invest in this important online banking channel to deliver a positive digital experience and make the products and services offered easily accessible. In 2023, we anticipate continued growth in the direct bank to support loan growth.

Commercial Banking

The Commercial Bank provides lending, leasing, capital markets, asset management, factoring, receivables management and other financial and advisory services primarily to small and middle market companies in a wide range of industries. These industry verticals maintained key executive talent and pursued a business-as-usual strategy to drive ongoing performance in our most important industry sectors including energy, healthcare, and technology, media and telecom (TMT), to name a few.

The Commercial Bank delivered net income of $415 million in 2022. This strong performance was led by 7.4% loan growth in our industry verticals (led by healthcare and TMT) and 13.6% growth in Business Capital, recently rebranded as First Citizens Bank Equipment Finance, which provides business equipment financing and leasing.



Last year, we launched our Middle Market Banking unit to support the financial needs and goals of midsize businesses and help bridge product fulfillment between the Commercial and General Banks. Our premier Middle Market Banking provides best-in-class relationship banking support to some of the top business owners, entrepreneurs and family offices throughout our footprint. We understand their needs, challenges and opportunities, and we can now support them throughout their entire business lifecycle.

Rail

Our rail organization delivered net income of $112 million in 2022. Rail achieved an improved revenue mix and higher utilization rates, which resulted in strong year-over-year results. We are encouraged by this momentum and will continue to invest in the business as opportunities arise.

A Look Ahead – Strategic Areas of Focus in 2023

Invest in our core businesses to achieve profitable organic growth.

We are pleased with the momentum in many of our core lines of business including our branch network, wealth, equipment finance, rail, industry verticals and middle market banking. We are going to continue to add revenue producers and enhance our capabilities in these areas to remain competitive and expand market share.

Focus on core deposit growth and optimize capital.

A key foundation of our strategy will remain our focus on full, long-term banking relationships, which in addition to making loans includes the deposit relationship. Our goal is to fund earning assets with low cost, stable deposits, and this remains a significant component of our "go to market" strategy. In terms of capital allocation, our No. 1 priority is to focus on our customers, but to the extent we have excess capital after funding internal growth, our strategy is to redeploy it into share repurchases at attractive prices.

Focus on talent acquisition and retention.

We are going to continue to be proactive in adding and retaining talent to support our continued growth.

In addition to our focus on talent and our associates, we will remain focused on our customers.

We will continue to align our products and services across all business segments in ways that meet our customers' financial needs. We will continue to distribute the capabilities we have across our lines of business more broadly, which will help create additional revenue synergies as our customers have access to a wider variety of products.

Capitalize on the benefits of shifting from merger integration to operating as a combined company to boost our operating leverage.



While we are in line to achieve our cost-savings goal, we are going to continue to focus on further optimization and efficiency, as we believe there is more opportunity to build upon the efficiency we have recognized to date. We will continue to assess processes and capitalize on revenue synergy opportunities.

Manage risk effectively.

We are committed to strong risk management and regulatory compliance. Our teams made great progress in 2022 building out our new regulatory capabilities to ensure we meet the requirements of the large financial institutions' framework. We will focus intently on executing upon these plans in 2023 to ensure our readiness to comply with heightened regulatory standards.

Thank You

Our excellent performance in 2022 would not have been possible without all 10,000 of our associates who, on a daily basis, deliver the best products, services, counsel and experiences to our customers, clients and communities. I am also thankful for their tireless efforts in preparing us for our transformation to a large financial institution and at the same time, keeping the business operating as usual and delivering solid returns to our shareholders.

We are excited about what we were able to achieve in 2022, but even more excited about what lies ahead. We enter 2023 with confidence that, regardless of market conditions, if we execute on our strategy, we will continue to deliver solid results to all of our stakeholders.

Sincerely,

Frank B. Holding Jr.

Frank B. Holding, Jr.
March 9, 2023

For comparative purposes, loan and deposit growth rates are presented as if BancShares and CIT were combined in 2021.





First Citizens BancShares

**4300 Six Forks Road
Raleigh, North Carolina 27609**

NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of stockholders of First Citizens BancShares, Inc. will be held at 9:00 a.m. EDT on Tuesday, April 25, 2023, in a virtual meeting format only at *www.virtualshareholdermeeting.com/FCNCA2023.* A virtual annual meeting is a meeting in which stockholders, management, and directors are not physically in the same room but attend the meeting through means of remote communication. Stockholders may participate in the Annual Meeting virtually via live audio webcast, and they may submit written questions during the meeting, but there will be no physical meeting location for stockholders to attend the Annual Meeting.

The purposes of the meeting are:

1. *Election of Directors:* To elect 13 directors for one-year terms;

2. *Advisory Vote on Executive Compensation:* To vote on a non-binding advisory resolution to approve compensation paid or provided to our named executive officers as disclosed in our proxy statement for the Annual Meeting (a "say-on-pay" resolution);

3. *Advisory Vote on the Frequency of "Say-On-Pay" Votes.* To hold a non-binding advisory vote on whether we should submit a say-on-pay resolution for a vote of our stockholders every year, every two years, or every three years (a "say-on-frequency" vote);

4. *Increase in Authorized Shares of Class A Common Stock:* To vote on a proposal to approve and adopt an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of our Class A Common Stock;

5. *Increase in Authorized Shares of Preferred Stock:* To vote on a proposal to approve and adopt an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of our Preferred Stock;

6. *Officer Exculpation:* To vote on a proposal to approve and adopt an amendment to our Restated Certificate of Incorporation to reflect new Delaware law provisions regarding officer exculpation; and

7. *Ratification of Appointment of Independent Accountants:* To vote on a proposal to ratify the appointment of KPMG LLP as our independent accountants for 2023.

> *Our Board of Directors unanimously recommends that you vote:*
> *"For" each of the nominees named in the enclosed proxy statement for election as directors;*
> *"For" Proposal 2;*
> *on Proposal 3, for us to submit a "say-on-pay" resolution for an advisory vote of our stockholders "Every Year;" and*
> *"For" Proposals 4, 5 and 7.*
> *The disinterested members of our Board of Directors unanimously recommend that you vote "For" Proposal 6.*

In addition to the matters listed above, at the Annual Meeting our stockholders will vote on such other matters as may properly come before the meeting. The Board of Directors currently knows of no matters that may be voted upon at the Annual Meeting other than the matters listed above.

The record date for the determination of stockholders entitled to vote at the Annual Meeting is February 27, 2023 (the "Record Date"). You are entitled to participate remotely in the Annual Meeting if you were a holder of record, or the beneficial owner in "street name," of shares of our Class A Common Stock or Class B Common Stock as of the close of business on the Record Date. Stockholders may cast one vote for each share of our Class A Common Stock and 16 votes for each share of our Class B Common Stock they held on the Record Date.

To attend the Annual Meeting, go to *www.virtualshareholdermeeting.com/FCNCA2023* on the meeting date and enter your unique 16-digit "Control Number" which is printed on the proxy card you received with your copy of our Proxy Statement or, if you are the beneficial owner of shares held in street name, on the voting instruction form you received from your bank, broker, or other nominee that is the record holder of your shares. The Control Number appears on the portion of your proxy card or voting instruction form that you retain. During the Annual Meeting, you may listen to the proceedings, submit written questions and, if you are a record holder of shares, vote your shares or, if your shares are held in street name, submit your voting instructions to your broker or other nominee, by following the instructions available on the meeting website. If you wish to participate in the Annual Meeting but no longer have your Control Number, record holders of shares may obtain their Control Numbers by calling Broadridge Corporate Issuer Solutions at 855-449-0981 for assistance, and beneficial holders of shares held in street name should call their bank, broker or other nominee.

Help and technical support for accessing and participating in the virtual Annual Meeting will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International). You may begin to log into the meeting website at 8:45 a.m. EDT on the meeting date.

You are invited to participate in the virtual Annual Meeting. However, if you are the record holder of your shares of our common stock, we ask that you appoint the Proxies named in the enclosed proxy statement to vote your shares for you by signing, dating, and returning the enclosed proxy card, or following the instructions in the proxy statement and on your proxy card to appoint the Proxies by telephone or Internet. If your shares are held in street name by a broker or other nominee, the record holder of your shares must vote them for you, so you should follow your broker's or nominee's directions and give it instructions as to how you want it to vote your shares. Even if you plan to participate in the Annual Meeting, voting by proxy, or giving voting instructions to your broker or nominee, will help us ensure that your shares are represented and that a quorum is present at the meeting. If you sign a proxy card or appoint the Proxies by telephone or Internet, you may later revoke your appointment or change your vote by following the instructions in the accompanying proxy statement, or by attending the Annual Meeting remotely and voting shares you hold of record on the meeting website. Attending the Annual Meeting alone will not revoke a proxy card.

In the unlikely event that, for any reason, we are not able to convene the Annual Meeting, or if, after being convened, the meeting is interrupted and cannot be continued, including due to loss of internet connectivity or communications capabilities, power failure, or other technical difficulties, the meeting will be adjourned. If a verbal or written announcement of a later date and time for reconvening the meeting is made during the meeting or on the meeting website, the meeting will be reconvened on that date and at that time in a virtual meeting format at the same web address listed above (*www.virtualshareholdermeeting.com/FCNCA2023*). In the event of such an adjournment, no further notice of the date and time of the reconvened meeting will be given. The instructions described in the accompanying proxy statement for accessing, participating in, and voting at the original meeting will apply to any such reconvened meeting.

This notice and the enclosed proxy statement and proxy card are being mailed to our stockholders on or about March 13, 2023.

By Order of the Board of Directors

Matthew G.T. Martin

Matthew G. T. Martin
Corporate Secretary

PROXY STATEMENT TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VIRTUAL STOCKHOLDER MEETING TO BE HELD ON APRIL 25, 2023.

The notice of meeting, proxy statement and annual report to security holders are available at: www.proxyvote.com.

In connection with the solicitation of proxy appointments for the Annual Meeting, we have not authorized anyone to give you any information, or make any representation, that is not contained in this proxy statement. If anyone gives you any other information or makes any other representation, you should not rely on it as having been authorized by us.

[THIS PAGE INTENTIONALLY LEFT BLANK]



Physical Address:
4300 Six Forks Road
Raleigh, North Carolina 27609

Principal Office Mailing Address:
Post Office Box 27131
Raleigh, North Carolina 27611-7131

PROXY STATEMENT

VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

This proxy statement is dated March 6, 2023, and is being furnished to our stockholders on or about March 13, 2023, by the Board of Directors of First Citizens BancShares, Inc., in connection with our solicitation of proxy appointments in the form of the enclosed proxy card for use at the 2023 Annual Meeting of our stockholders and at any adjournments of the meeting.

SUMMARY

This summary highlights information about our company and information contained elsewhere in this proxy statement, but it does not contain all the information that you should consider. You should carefully read this entire proxy statement and the detailed financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2022, which accompanies this proxy statement, before you vote. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

2023 Annual Meeting of Stockholders

Time and Date	Virtual Location	Record Date
Tuesday, April 25, 2023 9:00 a.m. EDT	www.virtualshareholdermeeting.com/FCNCA2023	February 27, 2023

Voting Securities

Our voting securities are the outstanding shares of our Class A Common Stock ("Class A Common") and Class B Common Stock ("Class B Common"). On the Record Date for the meeting, there were 13,502,763 and 1,005,185 outstanding shares of Class A Common and Class B Common, respectively. You may cast one vote for each share of Class A Common, and 16 votes for each share of Class B Common, that you held of record on the Record Date on each director to be elected and on each other matter voted on by stockholders at the Annual Meeting. Votes may not be cumulated in the election of directors.

Proposals and Voting Recommendations

At the Annual Meeting, our stockholders will vote on the following proposals:

Proposal Number	Description	Votes Required for Approval	Voting Recommendation	Page
1	Election of 13 directors	Plurality of votes cast in election by holders of Class A Common and Class B Common represented at the meeting and voting together as one class	✔ VOTE "FOR" EACH NOMINEE	9
2	"Say on pay" vote on executive compensation	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✔ VOTE "FOR"	76
3	"Say on frequency" vote on executive compensation	The option receiving the most votes of holders of Class A Common and Class B Common represented at the meeting and voting together as one class will be considered to be the preference of our stockholders	✔ VOTE FOR "EVERY YEAR"	78

Proposal Number	Description	Votes Required for Approval	Voting Recommendation	Page
4	Proposal to amend Restated Certificate of Incorporation to increase the number of authorized shares of our Class A Common Stock	Majority of votes entitled to be cast with respect to (i) all outstanding shares of Class A Common and Class B Common voting together as one class, and of (ii) all outstanding shares of Class A Common voting as a separate class	✓ VOTE "FOR"	79
5	Proposal to amend Restated Certificate of Incorporation to increase the number of authorized shares of our Preferred Stock	Majority of votes entitled to be cast with respect to all outstanding shares of Class A Common and Class B Common voting together as one class	✓ VOTE "FOR"	81
6	Proposal to amend Restated Certificate of Incorporation to reflect new Delaware law provisions regarding officer exculpation	Majority of votes entitled to be cast with respect to all outstanding shares of Class A Common and Class B Common voting together as one class	✓ VOTE "FOR"	83
7	Ratification of appointment of independent accountants	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✓ VOTE "FOR"	84

Stockholders also will vote on such other matters as may properly come before the meeting. Our Board of Directors currently knows of no matters that may be voted on at the Annual Meeting other than the matters listed above.

Proxy Voting Methods

Record holders of our common stock may vote in the following ways. More detailed instructions for voting are contained in this proxy statement under the heading "FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING."



INTERNET
Visit *www.proxyvote.com* and follow the instructions on your proxy card.



TELEPHONE
Call 1-800-690-6903 and follow the instructions on your proxy card.



MAIL
Sign, date, and mail your proxy card in the enclosed envelope.



DURING THE MEETING
Vote online during the meeting by following the instructions on page 86.

Even if you plan to participate remotely in the virtual Annual Meeting, to ensure that your shares will be represented at the meeting we encourage record holders of shares to vote their shares in advance online, by phone or by mail, and beneficial holders of shares held in "street name" to give their voting instructions in advance to their banks, brokers or other nominees.

2023 Director Nominees

The 13 nominees for election as directors at the Annual Meeting are listed below. Further information regarding the nominees is contained in this proxy statement under the heading "PROPOSAL 1. ELECTION OF DIRECTORS."

Name and Age	Principal Occupation	Independent Director?	Committee Memberships					Board Tenure	2022 Board and Committee Meeting Attendance
			Audit	CNG	Risk	Trust	Executive		
Ellen R. Alemany 67	Special Advisor to our Chairman and CEO	—	—	—	—	—	—	1 year	100%
John M. Alexander, Jr. 73	Manager, McKnitt and Associates, LLC	✓	✓	—	—	✓ Chairman	—	33 years	100%
Victor E. Bell, III 66	Chairman and President, Marjan, Ltd.	✓	—	✓	✓	—	—	21 years	100%

Name and Age	Principal Occupation	Independent Director?	Committee Memberships					Board Tenure	2022 Board and Committee Meeting Attendance
			Audit	CNG	Risk	Trust	Executive		
Peter M. Bristow 57	Our and FCB's President	—	—	—	—	—	—	9 years	100%
Hope H. Bryant 60	Our and FCB's Vice Chairwoman	—	—	—	—	✓	✓	17 years	89%
Michael A. Carpenter 75	Retired; former Chief Executive Officer, Ally Financial, Inc.	✓	✓	—	—	—	—	1 year	100%
H. Lee Durham, Jr. 74	Retired Certified Public Accountant; former partner, Pricewaterhouse-Coopers LLP	✓	✓ Chairman and Audit Committee Financial Expert	✓	—	—	✓	20 years	94%
Dr. Eugene Flood, Jr. 67	Managing Partner, A Capella Partners; retired President and Chief Executive Officer, Smith Breeden Associates	✓		—	✓	✓	—	(1)	(1)
Frank B. Holding, Jr. 61	Our and FCB's Chairman and Chief Executive Officer	—	—	—	—	—	✓ Chairman	30 years	100%
Robert R. Hoppe 71	Retired Certified Public Accountant; former partner, Pricewaterhouse-Coopers LLP	✓	—	—	✓ Chairman and Risk Management Expert	—	✓	9 years	100%
Floyd L. Keels 75	Retired; former President and Chief Executive Officer, Santee Electric Cooperative, Inc.	✓	✓	—	—	✓	—	9 years	100%
Robert E. Mason IV 64	Chairman, Robert E. Mason and Associates, Inc.	✓	—	✓	✓	—	—	16 years	100%
Robert T. Newcomb 62	Former Owner and President and current employee, Newcomb and Company	✓	✓	✓ Chairman and Lead Independent Director	—	—	✓	21 years	100%

(1) Dr. Flood was first appointed by the Board to serve as our and FCB's director, and as a member of the committees indicated above, effective January 1, 2023.

Current Board Profile

New Nominees in the Last 2 years	Median Tenure	Median Age	Diverse by Race or Gender	Independent
4 of 14 (29%)	12.5 Years	67	4 of 14 (29%)	10 of 14 (71%)

Board Diversity

The table below contains information regarding the diversity of our Board of Directors.

BOARD DIVERSITY MATRIX
(as of March 6, 2023)

Total number of directors	14			

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity				
Number of directors based on gender identity	2	12	—	—
Part II: Demographic Background				
African American or Black	—	2	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	9	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+			—	
Did not disclose demographic background			2	

BOARD DIVERSITY MATRIX
(as of March 4, 2022)

Total number of directors	14			

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity				
Number of directors based on gender identity	2	12	—	—
Part II: Demographic Background				
African American or Black	—	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	10	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+			—	
Did not disclose demographic background			2	

Human Capital

It is important to us that our associates feel included, valued, respected, and heard in a workplace that supports and encourages an inclusive culture. Our commitment to inclusion, equity, and diversity enhances associate and customer experiences, builds relationships, and drives innovation of our products and services.

In addition to fostering an inclusive workplace environment for associates, a top priority for our senior management is ensuring that we attract, retain, and develop talented associates who will meet the future needs of FCB as we grow. We make talent attraction and retention a priority by offering internal career mobility, opportunities to upskill via individual development plans, a total rewards package that emphasizes a holistic approach to well-being, and a thoughtful approach to performance management.

We value relationships and create opportunities for our associates to broaden their networks through business resource groups or charitable events in the communities where our associates live and work. At FCB, associates are our most critical resource. By prioritizing them, we can meet our key business objectives — attracting, developing, and retaining the talent needed to support our ongoing business trajectory.

Information about our inclusion, equity, and diversity commitment, focus and strategies is available on our website at *www.firstcitizens.com/about-us/inclusion-equity-diversity*.

Risk Management



2022 Business Highlights

For the year ended December 31, 2022, our net income was $1.10 billion, or $67.40 per common share on a diluted basis, compared to $547 million, or $53.88 per common share on a basic and diluted basis, in 2021. The $551 million, or 101%, increase was primarily due to our merger with CIT. Our return on average assets was 1.01% during 2022 compared to 1.00% during 2021. Our return on average common equity was 11.15% and 12.84% for 2022 and 2021, respectively.

- *Transformational Merger* — We successfully completed the acquisition of CIT on January 3, 2022, our largest acquisition to date. CIT had consolidated total assets of approximately $53.24 billion as of December 31, 2021. This transformational merger brought together complementary strengths of both organizations, combining our robust retail franchise and full suite of banking products with CIT's strong market position in nationwide commercial lending and direct digital banking. We substantially completed integration efforts in 2022 and are now focused on creating positive operating leverage by growing revenues and optimizing our operations.

- *Net Interest Income* — Net interest income for the year ended December 31, 2022, was $2.95 billion, an increase of $1.56 billion, or 112%, compared to the same period of 2021. This increase was primarily due to the CIT merger, loan growth and higher yields on interest-earning assets, partially offset by higher rates paid on interest-bearing deposits and a decline in interest income on SBA-PPP loans.

- *Net Interest Margin Expansion* — Net interest margin for the year ended December 31, 2022, was 3.14%, an increase of 48 basis points compared to 2.66% in 2021. The increase in net interest margin was driven by an increase in earning assets, improved earning asset yields and an improved mix of earnings assets given strong loan growth, partially offset by higher funding costs.

- *Noninterest Income Improvement* — Noninterest income for the year ended December 31, 2022, was $2.14 billion, an increase of $1.63 billion compared to $508 million for 2021. The year ended December 31, 2022, includes a gain on acquisition of $431 million. The remaining increase was primarily driven by the added activity from the CIT merger, including rental income on operating lease equipment of $864 million.

- *Organic Loan Growth* — Loan growth was strong in 2022 and loans totaled $70.78 billion at December 31, 2022, an increase of $38.41 billion, or 84%, since December 31, 2021, driven primarily by the addition of $32.71 billion in loans from the CIT merger and $5.70 billion in organic growth. During 2022, we continued to see growth in our branch network, as well as growth in our commercial bank from a number of our industry verticals, business capital, as well as growth in mortgage loans.

- ***Asset Quality Remained Solid, But is Normalizing*** — Net charge-offs totaled 0.12% of average loans during 2022, up from 0.03% during 2021. The allowance for credit losses as a percentage of total loans was 1.30% at December 31, 2022, an increase of 75 basis points from 0.55% at December 31, 2021 primarily due to the loans and leases acquired in the CIT merger. Nonperforming assets as a percentage of total loans was 0.95% as of December 31, 2022, increasing from a historic low of 0.49% at December 31, 2021 due to both the CIT merger and an increase in problem assets.

- ***Well-Capitalized*** — We remain well-capitalized with a total risk-based capital ratio of 13.18%, a Tier 1 risk-based capital ratio of 11.06%, a common equity Tier 1 ratio of 10.08% and a Tier 1 leverage ratio of 8.99% at December 31, 2022. During the second half of 2022, we returned $1.24 billion in capital to our stockholders with the execution of a share repurchase program where we repurchased 1,500,000 shares of our Class A Common.

2022 Executive Compensation Actions and Decisions

Compensation, Nominations and Governance ("CNG") Committee Objectives	2022 CNG Committee Compensation Actions and Decisions in Support of Objectives
• Rewarding sustained long-term performance and long-term service and loyalty.	• **LTIP Award Payments and Grants.** Approved the grant of new cash-based performance awards under FCB's Long-Term Incentive Plan (the "LTIP") for a three-year performance period (2022-2024) based on the same performance criteria as in prior years (growth in the tangible book value per share of our common stock plus cumulative dividends paid per share on the stock), but with increased performance goals as compared to awards in prior years to account for the impact of our merger with CIT on the attainability of performance goals.
• Balancing business risk with sound financial policy and stockholders' interests, and aligning the interests of our executive officers with the long-term interests of our stockholders by encouraging growth in the value of our company and our stockholders' investments.	• **Continued Focus on Performance-Based Compensation Relative to Total Compensation.** Recommended no increases for 2022 in the base salaries of our named executive officers, or the "target" opportunity levels of LTIP awards for the 2022-2024 performance period, but increased the individual "stretch" opportunity levels with respect to new performance-based LTIP awards. • **LTIP Performance Goals.** Continued to base LTIP performance awards primarily on the growth in tangible book value, which the CNG Committee believes is a key driver of long-term value, and increased the "target" and "stretch" performance goals for the 2022-2024 performance period.
• Enabling us to attract, motivate and retain qualified executive officers.	• **Merger Performance Plan.** Approved the Merger Performance Plan ("MPP") to motivate and reward eligible associates who have significant involvement in and responsibility for post-acquisition processes by offering them cash incentives dependent on realization of benefits to our company and stockholders of mergers we engage in. The Committee approved award opportunities under the MPP for the 2022 performance period with performance goals tied to timely achievement of integration and conversion milestones and the realization of merger cost savings and synergies, as well as individual performance, related to our merger with CIT.

Compensation, Nominations and Governance ("CNG") Committee Objectives	2022 CNG Committee Compensation Actions and Decisions in Support of Objectives
• Providing compensation to our executive officers that is competitive with comparable financial services companies.	• **Future Pay Competitiveness.** With the CNG Committee's independent compensation consultant, continued to assess the future competitiveness of our executives' compensation against larger regional financial institutions with which we compete following our merger with CIT.

Corporate Governance Highlights

Board Structure	• **Annual Election of all Directors.** Directors are elected for one-year terms.
	• **Retirement Policy.** No person is eligible to stand for election as a director at any stockholder meeting following the calendar year in which he or she reaches 75 years of age, subject to waivers that the Board considers compelling.
	• **Board and Committee Evaluation.** The CNG Committee conducts annual Board and committee performance self-assessments encompassing duties and responsibilities, Board and committee structure, culture, process and execution.
Director Independence	• **Independent Director Nominees.** Nine of 13 director nominees are independent.
	• **Annual Independence Determination.** The CNG Committee reviews the independence of outside directors each year in connection with the Boards' annual determination of director independence.
	• **Annual Election of Lead Independent Director.** Independent directors each year elect a Lead Independent Director who has broad authority and responsibility over Board governance and operation.
	• **Key Committees Independent.** Independent directors comprise 100% of each of the Audit, CNG and Risk Committees.
	• **Regular Executive Sessions.** Independent directors meet in executive session on a regular basis without members of management present.
	• **Ability to Hire Outside Experts and Consultants.** Independent directors and committees have the ability to hire outside experts and consultants and conduct independent investigations.
	• **Interaction with Senior Executives and Associates.** Directors have significant interaction with senior executives and access to other associates.
Other Governance Practices	• **Clawback Policy.** The clawback policy included in our Incentive Compensation Policy (which we expect to amend during 2023 to conform to new listing requirements to be adopted by The Nasdaq Stock Market) permits us to recoup certain incentive compensation payments in the event that a significant accounting restatement occurs due to material non-compliance with any financial reporting requirement under Federal securities laws, a performance metric or calculation used in determining performance-based compensation was materially inaccurate, or a significant violation of our Code of Ethics, as determined by the CNG Committee, results in a financial or reputational impact on FCB.
	• **CEO Evaluations.** The CNG Committee conducts annual evaluations of our CEO's performance.

- **Human Capital Management.** The Risk Committee, through the Operational Risk and Compliance Risk Committees, and with the Human Resources Department, oversees human capital management risks, including strategies and initiatives on hiring, retention, inclusion, equity and diversity, associate well-being, and engagement.
- **Cyber Risk/Business Continuity.** The Risk Committee periodically reviews information security policies and technology risk management programs and practices that are designed to protect data, records, and proprietary information, and it reviews reports on our business continuity and disaster recovery program that is designed to safeguard against disruptions such as cyber events, natural disaster and man-made events.
- **Stock Ownership Requirement.** Each director is encouraged to own an amount of our stock that is significant in light of his or her financial means.
- **No Hedging of our Common Stock.** Our hedging policy prohibits our directors and executive officers from hedging any shares of our common stock.
- **No Pledging of our Common Stock.** Our pledging policy generally prohibits any director or executive officer from pledging any shares of our common stock that he or she owns or controls, subject to "grandfathered" pledges and exceptions approved by the Audit Committee for pledge arrangements that are not reasonably likely to pose a material risk to our company or the market for our common stock.

Proxy Statement Definitions

In this proxy statement, except where the context indicates otherwise:

- "you," "your" and similar terms refer to the stockholder receiving it;

- "we," "us," "our" and similar terms refer to First Citizens BancShares, Inc. and, as the context may require, collectively to us and First-Citizens Bank & Trust Company, our bank subsidiary;

- "FCB" refers to First-Citizens Bank & Trust Company;

- "FCB-SC" refers to the former First Citizens Bank and Trust Company, Inc., Columbia, South Carolina, which, along with its parent holding company, First Citizens Bancorporation, Inc., we acquired in a merger transaction during 2014;

- "CIT" refers to CIT Group Inc. and, as the context may require, collectively to CIT and CIT Bank, N.A., OneWest Bank, and Mutual of Omaha Bank, CIT's former bank subsidiaries, which we acquired in a merger effective on January 3, 2022; and

- "SEC" refers to the Securities and Exchange Commission.

PROPOSAL 1: ELECTION OF DIRECTORS

> *Our Board of Directors recommends that you vote "FOR" each of the nominees named below.*

General

Our Bylaws provide that:

- our Board of Directors will consist of not less than five nor more than 30 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and

- our directors are elected each year at the Annual Meeting for terms of one year or until their deaths, resignations, retirements, removals or disqualifications, or until their successors have been duly elected and qualified.

Our company and FCB each has a board of directors. Historically, the membership of FCB's Board has been the same as the membership of our Board, and we expect that to continue. Accordingly, we expect to appoint the nominees elected to our Board at the Annual Meeting to also serve as members of the Board of FCB for the year following the meeting.

During 2022, our Board of Directors consisted of 14 directors and the Board has set the number of our directors at 13 for the year following the Annual Meeting. Following the recommendation of our Compensation, Nominations and Governance Committee, our Board has nominated 13 of our current directors named below for re-election at the Annual Meeting. The nominees include Dr. Eugene Flood, Jr., who was appointed as a director effective January 1, 2023, to fill the vacancy resulting from the retirement of Daniel L. Heavner on December 31, 2022. Our fourteenth current director, Vice Admiral John R. Ryan, USN (Ret.), who was nominated after he reached age 75 pursuant to a waiver of the Board's previous retirement policy, has not been nominated for reelection at the Annual Meeting. If before the Annual Meeting any nominee becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal or removal, and if a substitute nominee is not named by our Board, the number of directors to be elected at the Annual Meeting will be reduced accordingly.

Nominees

In recommending that our Board of Directors nominate our 13 directors named below for re-election, the Board's Compensation, Nominations and Governance Committee considered a number of factors, including each director's individual qualifications, attributes, and skills described in their listings below and the other factors described under the caption "COMMITTEES OF OUR BOARD — Compensation, Nominations and Governance Committee." Additionally, with respect to nominees who were members of our Board during 2022, the Committee considered each director's preparedness for, engagement in, and contributions to meetings and deliberations of the Boards and committees on which they serve. Set forth below is a listing of and information about each of the 13 nominees.



Ellen R. Alemany
Our and FCB's Vice Chairwoman

Age: 67

Director Since: January 2022

Independent Director: No

Current Board Committee Service:
- None

Other Current Public Company Directorships
- Fidelity National Information Services, Inc.
- Dun & Bradstreet Holdings, Inc.

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - Special Advisor to our Chairman and CEO (effective January 1, 2023)
  - Former Vice Chairwoman (January through December 2022)
  - Employed by FCB since 2022

- **CIT Group Inc. and its subsidiary, CIT Bank, N.A.**
  - Chairwoman and Chief Executive Officer (2016-2022)
  - Director, CIT Group Inc. (2014-2022)

- **RBS Americas ("RBS")**
  - Head of management structure that oversees Royal Bank of Scotland's American business (2007-2013)

- **RBS Citizens Financial Group, Inc. (subsidiary of RBS)**
  - Chief Executive Officer and Chairwoman (2008-2013)

- **CitiGroup (1987-2007)**
  - Chief Executive Officer, Global Transaction Services (2006-2007)
  - Executive Vice President, Commercial Business Group (2003-2006)
  - President and Chief Executive Officer, CitiCapital (2001-2006)

KEY EXPERIENCE AND QUALIFICATIONS

- **Visible and active community leader**: Extensive community and public leadership experience, including as a member of the Global Board of Advisors of Operation Hope.

- **Management and financial experience**: Over 42 years of management experience in banking and financial services, including chief executive experience with a large, multinational commercial bank, as well as global financial management and regulatory experience.

- **Corporate governance expertise**: Service on boards of directors and board committees of public companies and large nonprofits.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, Center for Discovery and Partnership for New York City
- Member, Global Board of Advisors of Operation Hope
- Member, Advisory Board of the Mayor's Fund to Advance New York City
- Member, Board of Trustees for The Conference Board
- Former Director, Automatic Data Processing, Inc.



John M. Alexander, Jr.

Age: 73

Director Since: 1990

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Trust Committee of FCB's Board (Chairman)

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Manager, McKnitt and Associates, LLC (commercial real estate)
- Former Chairman and Chief Executive Officer, Cardinal International Trucks, Inc. (truck dealer)

KEY EXPERIENCE AND QUALIFICATIONS

- **Visible and active community leader:** Extensive community and public leadership experience includes service as a member of the North Carolina State Senate.
- **Management and financial experience:** More than 50 years in managing and operating a successful truck dealership.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Former member, North Carolina State Senate
- Member, Board of Trustees, YMCA of the Triangle



Victor E. Bell III

Age: 66

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee
- Risk Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Chairman and President, Marjan, Ltd. (real estate and other investments)

KEY EXPERIENCE AND QUALIFICATIONS

- **Management and financial experience:** More than 41 years managing, operating and growing a family-owned real estate and investment business.
- **Market expertise:** Familiarity with real estate, real estate-related investment, the medical community and area universities.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board of Visitors, Saint Mary's School
- Chairman and President, North Carolina Museum of History Foundation
- Chairman and President, Ravenscroft Foundation
- Vice Chairman, A. E. Finley Foundation
- Member, Board of Trustees, YMCA of the Triangle
- Chairman and President, White Memorial Presbyterian Church Foundation
- Past Member, Board of Visitors, UNC Lineberger Comprehensive Cancer Center



Peter M. Bristow
Our and FCB's President

Age: 57

Director Since: 2014

Independent Director: No

Current Board Committee Service:
- None

Other Current Public Company Directorships
- None

Family Relationship:
- Mr. Bristow is the brother-in-law of Mr. Holding and Mrs. Bryant

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - President (since 2014)
  - Employed by FCB since 2014
- **First Citizens Bancorporation, Inc. and FCB-SC**
  - Executive Vice President and Chief Operating Officer (2001-2014)

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience**: More than 31 years in the banking industry in various leadership positions.
- **Market Expertise:** Intimate knowledge of FCB's South Carolina and Georgia banking markets.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.
- **Significant family ownership in our company**.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, North Carolina Community Foundation
- Member, Board of Trustees, Saint Mary's School
- Director, North Carolina Museum of Art Foundation



Hope H. Bryant
Our and FCB's Vice Chairwoman

Age: 60

Director Since: 2006

Independent Director: No

Current Board Committee Service:
- Executive Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- None

Family Relationship:
- Mrs. Bryant is the sister of Mr. Holding and the sister-in-law of Mr. Bristow

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - Vice Chairwoman (since 2011)
  - Executive Vice President (2002-2011)
  - Employed by FCB since 1986

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience:** Over 32 years of experience with FCB, including managing expansion into new markets and as President of our former subsidiary, IronStone Bank.
- **Visible and active community leader:** Extensive community and industry leadership experience, including past service on the board of directors of the North Carolina Bankers Association.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations and non-public community financial institutions.
- **Other Financial Institution Experience:** Serves as a director of Southern BancShares (N.C.), Inc., and Fidelity BancShares (N.C.), Inc., and their respective bank subsidiaries.
- **Significant personal ownership in our company**.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board of Advisors, YMCA of the Triangle
- Member, President's Council, 2022 U.S. Women's Open
- Member, Board of Trustees, Woodberry Forest School
- Past Member, Ravenscroft School Advisory Board
- Past Director, North Carolina Bankers Association



Michael A. Carpenter

Age: 75

Director Since: January 2022

Independent Director: Yes

Current Board Committee Service:
- Audit Committee

Other Current Public Company Directorships
- AutoWeb, Inc.

PRINCIPAL OCCUPATION
- Retired banking executive
- **Ally Financial, Inc.**
  - Chief Executive Officer and Director (2009-2015)
- **CitiGroup (1998-2006)**
  - Chairman and Chief Executive Officer, Citigroup Alternative Investments (2002-2006)
  - Chairman and Chief Executive Officer, Citigroup's Global Corporate and Investment Bank (1998-2002)

KEY EXPERIENCE AND QUALIFICATIONS
- **Visible and active community leader**: Extensive community and public leadership experience including as Chairman of the Board of Year Up South Florida, a not-for-profit offering students a pathway to success.
- **Management and financial experience**: Over 36 years of experience in executive management, finance, asset management and restructurings, as well as expertise in capital markets and capital management.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Chairman, Year Up South Florida
- Director, Rewards Network
- Director, Client 4 Life Group
- Director, Validity Capital
- Chairman, Law Finance Group
- Former Director, CIT Group Inc. and subsidiary CIT Bank, N.A.
- Former Board Member, US Stock Exchange
- Former Director, General Signal Corp
- Former Director, Loews Cineplex
- Former Director, New York City Investment Fund
- Former Director, US Retirement Partners



H. Lee Durham, Jr.
Audit Committee Financial Expert

Age: 74

Director Since: 2003

Independent Director: Yes

Current Board Committee Service:
- Audit Committee (Chairman)
- Compensation, Nominations and Governance Committee
- Executive Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Retired Certified Public Accountant
- Former partner, PricewaterhouseCoopers LLP

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive financial and accounting experience:** 32 years in public accounting with a significant portion dedicated to bank and public company clients.
- **Corporate governance experience:** Has served as director, chairman of the audit committee, chairman of the nominations and corporate governance committee, member of the compensation committee and lead independent director of another public financial services company.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Past Director, Charlotte Regional Sports Commission
- Past Member, North Carolina Innovation Council



Dr. Eugene Flood, Jr.

Age: 67

Director Since: 2023

Independent Director: Yes

Current Board Committee Service:
- Risk Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- Janus Henderson Group plc

PRINCIPAL OCCUPATION

- Managing Partner, A Cappella Partners (family office focused on business, for profit and not-for-profit board activity, community services and philanthropic efforts) (since 2013)
- Senior Advisor, Selby Lane Digital, Inc. (investment adviser in alternatives space) (since 2022)
- Managing Partner, Next Sector Capital (investment fund) (2015-2022)
- President and Chief Executive Officer, Smith Breeden Associates (asset management firm) (2000-2011)
- **TIAA-CREF** (asset management and retirement planning firm)
  - Executive Vice President (2011-2012)
  - Member, CREF Board of Trustees and CREF Mutual Fund Board of Trustees (2004-2011)
- Morgan Stanley (investment banking and financial services firm) (1987-1999)
- Assistant Professor of Finance, Stanford Business School (1982-1987)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive investment management and financial expertise**: 31 years in the asset management industry
- **Academic background**: With a PhD from MIT, has an academic background in economics, which enables him to provide valuable insights on global macroeconomic trends, business strategy, business expansion and financial matters.
- **Corporate governance**: Service on board of directors and its committees for a publicly traded company; prior board of trustees experience for large organization; service on nonprofit advisory and foundation boards

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, Chairman of Risk Committee and Member of Audit Committee, of Janus Henderson Group plc Board of Directors
- Director, Grubb Properties (real estate investment manager)
- Chairman, Advisory Board, Institute for Global Health and Infectious Diseases, University of North Carolina at Chapel Hill
- Member, Board of Trustees, Research Corporation for Science Advancement
- Member, Investing Committee, Boston Children's Hospital
- Member, Steering Board, Eshelman Institute
- Member, Advisory Council of the Milken Center for Advancing the American Dream
- Member, Advisory Board of C Street Advisory Group
- Former Trustee, Financial Accounting Foundation
- Former Director, The Foundation of the Carolinas



Frank B. Holding, Jr.
Our and FCB's Chairman and and Chief Executive Officer

Age: 61

Director Since: 1993

Independent Director: No

Current Board Committee Service:
- Executive Committee (Chairman)

Other Current Public Company Directorships
- None

Family Relationship:
- Mr. Holding is the brother of Mrs. Bryant and the brother-in-law of Mr. Bristow

PRINCIPAL OCCUPATION
- **First Citizens BancShares and FCB**
  - Chairman (since 2009)
  - Chief Executive Officer (since 2008)
  - President (1994-2009)
  - Employed by FCB since 1983

KEY EXPERIENCE AND QUALIFICATIONS
- **Strong leader with extensive management and financial experience**: Over 39 years of experience with FCB. Has an intimate knowledge of our business and its culture, values, goals and strategic operations.
- **Visible and active community leader:** Service on boards of directors and board committees of not-for-profit entities and foundations.
- **Corporate governance expertise:** Extensive public and business leadership experience including serving as a director and member of various committees of other public and non-public companies.
- **Significant personal ownership in our company**.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Member, Advisory Board, Duke Energy Corporation
- Chairman, Board of Trustees, Blue Cross and Blue Shield of North Carolina
- Director, Global Transpark Foundation
- Director, Mount Olive Pickle Company
- Past Trustee, Wake Forest University
- Past Director (former Chairman), North Carolina Chamber Foundation
- Past Director (former Chairman), North Carolina Chamber of Commerce
- Past Vice Chairman and Director, Institute for Defense and Business



Robert R. Hoppe
Risk Management Expert

Age: 71

Director Since: 2014

Independent Director: Yes

Current Board Committee Service:
- Executive Committee
- Risk Committee (Chairman)

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Retired Certified Public Accountant
- Former partner, PricewaterhouseCoopers LLP

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive financial and accounting experience**: 34 years in public accounting serving clients in the public, private, nonprofit and governmental sectors and industries, including manufacturing, healthcare, distribution, utilities and smaller financial service clients.
- **Corporate governance experience**: Prior service as director and vice chairman of the audit and risk committees for another financial institution. Active in civic and professional organizations throughout his career.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Director (past Chairman), Salvation Army of Greater Charlotte
- Former director of First Citizens Bancorporation, Inc. and FCB-SC



Floyd L. Keels

Age: 75

Director Since: 2014

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Retired
- Former President and Chief Executive Officer, Santee Electric Cooperative, Inc. (electric power provider)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience**: Over 40 years in the electric utilities industry including 16 years as President and Chief Executive Officer of Santee Electric Cooperative, Inc. headquartered in Kingstree, South Carolina.
- **Visible and active community leader:** Service on boards of directors of not-for-profit entities and foundations.
- **Corporate governance experience**: Prior service as director and member of the Community Reinvestment Committee for another financial institution.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- President of the Board, William Penn Harrison Scholarship Fund
- Director, Greater Lake City Alliance
- Board Member, Francis Marion University Development Foundation
- Past Director and Treasurer, Eastern Carolina Community Foundation
- Former director of First Citizens Bancorporation, Inc. and FCB-SC



Robert E. Mason IV

Age: 64

Director Since: 2007

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee
- Risk Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Chairman and past Chief Executive Officer, Robert E. Mason and Associates, Inc. (industrial automation and engineering services)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience:** Over 36 years of experience in managing, operating and growing a successful industrial automation and engineering services business with a national and international business perspective.
- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Board Member, Crosland Foundation
- Past Member, Board of Trustees, Episcopal High School, Alexandria, VA
- Former Member, Advisory Board of UNC Charlotte Lee College of Engineering



Robert T. Newcomb
Lead Independent Director

Age: 62

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee (Chairman)
- Audit Committee
- Executive Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Former President and owner and current employee, Newcomb and Company (mechanical contractors)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience:** Over 32 years of experience in managing, operating and growing a successful mechanical contracting company.
- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Director, Raleigh Cemetery Association (Oakwood Cemetery)
- Member, Board of Trustees (former Annual Campaign Chair), YMCA of the Triangle

Our Board of Directors unanimously recommends that you vote "FOR" each of the 13 nominees named above. The 13 nominees who receive the highest numbers of votes will be elected.

CORPORATE GOVERNANCE

Our Board of Directors has adopted Corporate Governance Guidelines that, together with our Bylaws, establish various processes related to the structure and leadership of our Board and the governance of our organization.

Director Independence

Determination of Independent Directors. Our Corporate Governance Guidelines require that a majority of the members of our Board be "independent" and that each year our Board review transactions, relationships, and other arrangements involving our directors and determine which of the directors the Board considers to be independent. In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market ("Nasdaq"). The Board has directed our Compensation, Nominations and Governance Committee to assess each outside director's independence each year and report its findings to the Board in connection with the Board's annual determinations. In addition, between those annual determinations, the Committee is directed to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment in carrying out his or her duties as a director. The following table lists our current directors and persons who served as directors during 2022 whom our Board believes were during their terms of office, and will be if re-elected, "independent" directors under Nasdaq's criteria.

John M. Alexander, Jr.	Dr. Eugene Flood, Jr.	Floyd L. Keels
Victor E. Bell III	Daniel L. Heavner	Robert E. Mason IV
Michael A. Carpenter	Robert R. Hoppe	Robert T. Newcomb
H. Lee Durham, Jr.		Vice Admiral John R. Ryan, USN (Ret.)

In addition to the specific Nasdaq criteria, in assessing each director's or nominee's independence, the Compensation, Nominations and Governance Committee and the Board consider whether they believe transactions that are disclosable in our proxy statements as "related person transactions," as well as any other transactions, relationships, arrangements or other factors known to the Committee or the Board, could impair that director's ability to exercise independent judgment in carrying out his or her duties as a director. In its determination that our current directors named above are independent, the Committee and the Board considered those transactions and relationships described or referenced below under the heading "TRANSACTIONS WITH RELATED PERSONS," as well as: (1) FCB's lending relationships with directors who are loan customers and whose loans are subject to laws and regulations pertaining to loans to directors of banks (including the requirement that those loans be approved by a majority of FCB's full Board); and (2) services in connection with the construction or renovation of facilities owned, leased, or managed by FCB that are provided from time to time on a competitive bid basis, as a mechanical subcontractor through unrelated general contractors, by a company previously owned by Mr. Newcomb which he sold during 2016 but has remained with as an employee to provide consultation to the new owner.

Executive Sessions of Independent Directors. Our independent directors meet separately in executive session, without the Chairman, other members of management, or non-independent directors, in conjunction with each regular quarterly meeting of our Board. At their discretion, they may hold additional separate meetings, and such a meeting will be held at the request of any independent director.

Lead Independent Director. Under our Corporate Governance Guidelines, if the Chairman elected by our Board is not an independent director, then each year our Compensation, Nominations and Governance Committee will nominate and our independent directors will select a separate "Lead Independent Director." Robert T. Newcomb, who currently serves as Chairman of our Compensation, Nominations and Governance Committee, has been designated and currently serves as our Lead Independent Director.

Under the Guidelines, the duties of our Lead Independent Director include:

- convening and presiding at executive sessions and separate meetings of our independent directors, and serving as the liaison between the independent directors and our Chairman and management;

- consulting with the Chairman regarding decisions reached, or suggestions made, at executive sessions and separate meetings of independent directors;

- consulting with the Chairman regarding the schedule, agenda, and information for Board meetings;

- consulting with the Chairman with respect to consultants who may report directly to the Board;

- consulting with the Chairman and management as to the quality, quantity, and timeliness of information provided to the Board by management;

- being available, as appropriate, for communications with our stockholders; and

- performing such other duties and exercising such other authority as is described elsewhere in the Guidelines and as the Board may from time to time determine.

A special meeting of the Board or any committee of the Board, or of the independent directors, will be called at the Lead Independent Director's request. Also, while our Chairman sets the agenda for each Board meeting and any director may propose agenda items, a matter will be placed on the agenda for any Board or committee meeting at the Lead Independent Director's request.

Board Leadership Structure

Our and FCB's Boards perform their oversight roles through various committees whose members are appointed by the Boards after consideration of the recommendations of our independent Compensation, Nominations and Governance Committee. Those committees may be established as separate committees of our or FCB's Board or as joint committees of the Boards. Each Board annually elects a Chairman whose duties are described in our and FCB's Bylaws and, currently, our Chief Executive Officer, Frank B. Holding, Jr., serves as Chairman of both Boards. Mr. Holding has served as our Chairman since 2009. Although our Bylaws contemplate that our Chairman will be considered an officer, under our Corporate Governance Guidelines our Board will exercise its judgment and discretion in the selection of its Chairman and may select any of its members as Chairman. The Board has no formal policy as to whether our Chief Executive Officer will or may serve as Chairman or whether any other director, including an independent director, may be elected to serve as Chairman.

In practice our Board has found that having a combined Chairman and Chief Executive Officer role allows for more productive board meetings. As Chairman, Mr. Holding is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for board meetings (subject to the requests from our Lead Independent Director and other directors), and providing information to the other directors in advance of meetings and between meetings. Mr. Holding's direct involvement in our operations makes him best positioned to lead strategic planning sessions and determine the time allocated to each agenda item in discussions of our short- and long-term objectives. As a result, our Board currently believes that maintaining a structure that combines the roles of Chairman and Chief Executive Officer is the appropriate leadership structure for our company.

Because our Chief Executive Officer currently serves as Chairman and members of our management beneficially own large percentages of our voting stock, our Board recognizes the potential for management's influence over the Boards and the Boards' processes to diminish the effectiveness of our independent directors and the independent directors' ability to influence our policies and the Boards' decisions. As a result, and as required by our Corporate Governance Guidelines, our independent directors have designated a separate Lead Independent Director who has the duties and authority described above under the caption "Lead Independent Director," including the calling of meetings of the Boards and their committees and placement of matters on the agendas for Board and committee meetings.

Our independent directors meet regularly in executive session, giving them opportunities to discuss any concerns without management being present, and, as described below under the heading "COMMITTEES OF OUR BOARDS," all matters pertaining to executive compensation, the selection of nominees for election as directors, the appointment of members of Board committees, the approval of transactions with related persons, and various other governance matters, are subject to the review and approval or recommendation of Board committees made up entirely of independent directors. Our Corporate Governance Guidelines also provide that:

- all independent directors have full access to any member of management and to our and FCB's independent accountants and internal auditors for the purpose of discussing and understanding issues relating to our business;

- upon request, our management will arrange for our outside advisors to be made available for discussions with the Board, any Board committee, our independent directors as a group, or individual directors; and

- the Boards, each Board committee, and our independent directors as a group, in each case by a majority vote, have the authority to retain independent advisors from time to time, at our expense, who are separate from and unrelated to our regular advisors.

Our Board believes the provisions described above enhance the effectiveness of our independent directors and provide for a leadership structure that is appropriate for our company, without regard to whether our Chairman is an independent director.

Director Retirement Policy

Pursuant to an amendment and restatement of our director retirement policy approved by the Board during January 2023, no person is eligible to stand for election to the Board at any stockholder meeting following the calendar year in which he or she reaches age 75. Prior to the amendment and restatement, directors were subject to mandatory retirement effective on December 31 of the year during which they reached age 75. Daniel L. Heavner reached age 75 during 2022 and retired from the Board effective December 31, 2022. The retirement policy may be waived by the Board for reasons that it considers compelling and, in connection with the appointment of Michael A. Carpenter and Vice Admiral John R. Ryan, USN (Ret.), former directors of CIT, to serve as our directors following our merger with CIT, the Board waived the retirement policy with respect to each of them until the 2023 Annual Meeting. Because of his extensive large bank experience and valuable perspective as we continue the process of integrating the operations of CIT into FCB, the Board found compelling reasons to extend the waiver for an additional year with respect to Mr. Carpenter, who reached age 75 during 2022, and has nominated him for reelection at the Annual Meeting. Mr. Ryan reached age 77 during 2022 and is not a nominee for reelection at the Annual Meeting.

Service on Other Public Company Boards

Our Corporate Governance Guidelines do not restrict directors' abilities to serve on the boards of other companies. However, the Guidelines state our expectation that our directors' service as directors of other companies may not interfere with their ability to devote the time and attention required to fulfill their duties and responsibilities to us and our stockholders. As indicated in the table below, during the past five years certain of our current directors have served, and continue to serve, on the boards of other public companies.

Director	Service as Director of Another Public Company
Ellen R. Alemany (1)	Fidelity National Information Services, Inc. (since 2014)
	Dun & Bradstreet Holdings, Inc. (since 2021)
Michael A. Carpenter (1)	AutoWeb, Inc. (since 2012)
	SVF Investment Corp 3 (2021-2022)
Dr. Eugene Flood, Jr.	Janus Henderson Group plc (since 2017)
Vice Admiral John R. Ryan, USN (Ret.) (1)	Barnes & Noble Education, Inc. (since 2015)

(1) Mrs. Alemany, Mr. Carpenter and Mr. Ryan also served as directors of CIT until consummation of our merger with CIT effective January 3, 2022.

Boards' Role in Risk Management

Risk is inherent in any business. We are subject to extensive regulation specific to the banking industry that requires us to assess and manage the risks we face, and, during their periodic examinations, our banking regulators assess our and the Boards' performance in that regard. As more fully described in our Annual Report on Form 10-K for the year ended December 31, 2022, which accompanies this proxy statement, our merger with CIT more than doubled our assets and significantly increased the breadth and complexity of our business and has increased regulatory scrutiny of our risk management process. Our Boards strive to ensure that risk management is a part of our business culture and that our policies and procedures for identifying, assessing, monitoring, and managing risk are part of the decision-making process. As is the case with other management functions, and with accountability and support from all company associates, our senior management has primary responsibility for day-to-day management of the risks we face. However, the Boards' role in risk oversight is an integral part of our overall Risk Management Framework. The Boards administer their risk oversight function primarily through committees which may be established as separate or joint committees of our and/or FCB's Boards, including a joint Risk Committee.

The Boards' Risk Committee has adopted and approved our Risk Management Framework and has approved our Risk Appetite Framework and Statement and recommended them to our Boards for final approval. The Risk Committee structure is designed to allow for information flow and escalation of risk-related issues. The Risk Committee monitors adherence to our Risk Management Framework and Risk Appetite Framework and Statement and provides a report on risk management to the Boards on at least a quarterly basis, and our Chief Risk Officer provides regular reports to the Boards and our Executive Committee. Management and independent risk functions make regular reports to the Risk Committee on key risk areas, such as capital, liquidity, market, credit, compliance, and operational risks, including human capital and cyber risks. In addition, the Risk Committee may coordinate with the Audit Committee for the review of financial statement and related risks, information security, and other areas of joint responsibility, and with the Compensation, Nominations and Governance Committee for review of compensation and corporate governance-related risks. Information regarding the function and responsibilities of these three committees is contained below under the heading "COMMITTEES OF OUR BOARDS."

We believe our regulatory environment and our committee structure result in our Boards being more active in risk management oversight than the boards of corporations that are not regulated, or that are not regulated as extensively, as financial institutions. The involvement of our committees in the Boards' oversight function enhances our Boards' effectiveness and leadership structure by providing opportunities for outside directors to become more familiar with our and FCB's critical operations and more engaged in the Boards' activities with respect to risk management.

Attendance by Directors at Meetings

Board of Directors Meetings. Our Board of Directors met five times during 2022. Our Corporate Governance Guidelines provide that directors are expected to regularly attend meetings of the Boards and of the committees on which they serve (subject to circumstances that make their absence unavoidable), to review materials provided to them in advance of meetings, and to participate actively in discussions at meetings and in the work of the committees on which they serve. During 2022, 12 of our then-current directors attended 100%, while two directors attended 89% and 94%, respectively, of the aggregate number of meetings held during their terms of office by our Board and any committees of the Boards on which they served.

Annual Meetings. Attendance by our directors at Annual Meetings of our stockholders gives directors an opportunity to hear the concerns of stockholders who attend those meetings, and it gives those stockholders access to our directors that they may not have at any other time. In order to facilitate directors' attendance, we schedule our Annual Meetings on the same dates as regular meetings of the Boards of Directors. Our Board recognizes that our outside directors have their own business interests and are not our associates, and that it is not always possible for them to attend Annual Meetings. However, our Board believes that attendance by directors at our Annual Meetings is beneficial to us and to our stockholders, and our Corporate Governance Guidelines provide that our directors are strongly encouraged to attend each Annual Meeting. Each of our 14 then-current directors participated in our last Annual Meeting which was held virtually during April 2022.

Communications with Our Board

Our Board of Directors encourages our stockholders to communicate their concerns and other matters related to our business, and the Board has established a process by which you may send written communications to the Board or to one or more individual directors. You may address and mail your communication to:

> Board of Directors
> First Citizens BancShares, Inc.
> Attention: Corporate Secretary
> Post Office Box 27131 (Mail Code FCC22)
> Raleigh, North Carolina 27611-7131

You also may send communications by email to *fcbdirectors@firstcitizens.com*. You should indicate whether your communication is directed to the entire Board of Directors, to a particular committee of the Board or its Chairman, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and, with the exception of communications our Corporate Secretary considers to be unrelated to our or FCB's business, forwarded to the intended recipients.

Code of Ethics

Our Board of Directors has adopted three codes of ethics that apply separately to our and FCB's financial officers, directors, and all associates (including our financial officers), respectively. Copies of the three Codes are posted on FCB's website and may be found at *ir.firstcitizens.com/corporate-governance/governance-documents*. We have a separate Non-Employee Workers Code of Ethics that applies to all non-associates engaged on a temporary basis through a contractual agreement to provide services to FCB. Both the Financial Officers Code of Ethics and Associates Code of Ethics cover our Chief Executive Officer, Chief Financial Officer, Treasurer, and other senior financial officers who have primary responsibility for our financial reporting and accounting functions. Among other things, all four Codes are intended to promote:

- honest and ethical conduct;

- the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with or submit to the SEC and banking regulators and in other public communications we make;

- compliance with applicable governmental laws, rules and regulations;

- prompt internal reporting of violations of the Codes and accounting issues to the Boards' Audit Committee and, in the case of violations of the Directors Code of Ethics, also to the Compensation, Nominations and Governance Committee; and

- accountability for adherence to the Codes.

We have established means by which officers, associates, customers, suppliers, stockholders or others may submit confidential and anonymous reports regarding ethical or other concerns about our company, FCB, or any of our associates. Reports may be submitted online through FCB's website at *www.firstcitizens.com/privacy-security/report-ethical-concerns*, online through a third party provider at *secure.ethicspoint.com/domain/media/en/gui/14505/index.html,* or by telephone by calling 800-UREPORT (or 800-873-7678). We intend to satisfy the disclosure requirement under Item 5.05 of Current Report on Form 8-K regarding an amendment to or waiver from a provision of our Financial Officers Code of Ethics by posting that information on our Internet website at *ir.firstcitizens.com/corporate-governance/governance-documents.*

Human Capital Management

It's important that our associates feel included, valued, respected, and heard in a workplace that supports and encourages an inclusive culture. To foster inclusion, we start by embracing diversity. As of December 31, 2022, First Citizens Bank had approximately 10,600 associates. The following table reflects the gender and ethnic diversity of our workforce.

	% of FCB Workforce	Financial Services Median (1)
Female associates	61%	66%
Ethnically diverse associates	34%	36%
Female managers	55%	54%
Ethnically diverse managers	25%	23%

(1) Source: 2021 PwC Saratoga Benchmark for Financial Services, which includes asset management, banking, and insurance.

Diversity is broader than gender or race. It includes all the demographics of our associates — religion, national origin, age, disability, military service, sexual orientation, and gender identity, among others. Diversity is also broader than our demographics. It contemplates diversity of thought, perspective, experience, and interests. Information about our inclusion, equity, and diversity commitment, focus, and strategies are available on our website at *www.firstcitizens.com/about-us/inclusion-equity-diversity*.

In addition to fostering a diverse and inclusive workplace environment for associates, at FCB our leaders make it a priority to attract, retain, and develop top talent. Through a series of learning and development programs and resources, we focus on leadership development, supporting and growing high potential talent, and ensuring that early career associates will be successful. We make talent retention a priority by offering internal career mobility, opportunities to upskill via individual development plans, a total rewards package that emphasizes a holistic approach to well-being, and a thoughtful approach to performance management.

Following our merger with CIT, our associate population grew by 54%, requiring us to focus our efforts on scaling talent capabilities to meet our future needs. We have done this with an enhanced focus on recruiting talent with large bank and large firm experience, building manager capability, and promoting inclusion, equity, and diversity initiatives, among other things. We are continuing to make progress in developing a workplace for the future.

We value relationships and create opportunities for our associates to broaden their networks through business resource groups and charitable events such as *Teen Cancer America* in the communities where our associates live and work. You can read more about our community involvement on our website at *www.firstcitizens.com/teen-cancer-america.*

Our and FCB's Boards of Directors' role in risk oversight is an integral part of our overall Risk Management Framework. The framework includes processes for the oversight and management of risks related to our human capital and the escalation of related risk issues to the Risk Committee. Our Operational Risk Committee and Compliance Risk Committee, which are subcommittees of our Enterprise Risk Oversight Committee ("EROC"), monitor various human capital metrics through our human resources department, including associate voluntary and involuntary turnover, hiring, succession, associate demographics, and other metrics. Reports and trends are provided to the EROC, with further escalation to the Risk Committee as appropriate. See "CORPORATE GOVERNANCE — Boards' Role in Risk Management" and "COMMITTEES OF OUR BOARDS — Risk Committee."

COMMITTEES OF OUR BOARDS

General

Our and FCB's Boards of Directors have three standing joint committees that assist the Boards in oversight and governance matters. They are the Audit Committee, the Risk Committee, and the Compensation, Nominations and Governance Committee. Each committee operates under a written charter approved by the Boards that sets out the committee's composition, authority, duties and responsibilities. We believe that each member of the three committees is an "independent director" as that term is defined by Nasdaq's listing standards. A copy of the current charter of each committee is posted on FCB's website and may be found at *ir.firstcitizens.com/corporate-governance/governance-documents.*

The Boards also have an Executive Committee which includes the Chairman of our Audit Committee, the Chairman of our Risk Committee, and the Chairman of our Compensation, Nominations and Governance Committee (who serves as the Board's Lead Independent Director), in addition to our Chairman, Frank B. Holding, Jr., and Vice Chairwoman, Hope H. Bryant. A majority of the members are independent directors. Under North Carolina banking law, FCB's Board of Directors is required to have an executive committee that meets as often as required by the Board, but at least once during each month in which the full Board does not meet. The Executive Committee is a joint committee of our and FCB's Boards of Directors. Under our and FCB's Bylaws, the Executive Committee is authorized to exercise all of the powers of the Boards in the management of our affairs when the Boards are not in session, subject to certain statutory limitations and the ability of the full Boards to limit the Executive Committee's authority. The Executive Committee met nine times during 2022.

In accordance with guidance from banking regulators that applies to banks with trust departments, FCB's Board of Directors has a separate Trust Committee, the current members of which are John M. Alexander, Jr. (its Chairman, who was appointed effective January 1, 2023), Hope H. Bryant, Dr. Eugene Flood, Jr. (who was appointed effective January 1, 2023) and Floyd L. Keels. In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by FCB's Board, the Trust Committee assists the Board in its oversight of FCB's trust department's administration and exercise of fiduciary and related responsibilities and its conduct of other trust activities. The Committee met four times during 2022.

In addition to being independent directors, members of the Audit Committee and the Compensation, Nominations and Governance Committee must satisfy requirements of Nasdaq's listing standards and other laws and regulations (including banking and securities laws and regulations) applicable to service on those committees, as well as any membership requirements specified in the committees' written charters.

The Audit Committee, Risk Committee, Compensation, Nominations and Governance Committee and Trust Committee each is required to meet at least quarterly, and each may meet more frequently as it and/or its Chairman considers necessary. Each committee also will meet when requested by the Chairman of the Boards or by our Lead Independent Director. In addition to their duties and responsibilities set forth in their respective charters, each committee is authorized to undertake such other duties and responsibilities within the scope of its primary functions as the committee or the Boards may from time to time deem necessary or appropriate. In discharging its duties, each committee may:

- at its discretion and without the prior approval of management or the Boards, retain or obtain the advice of outside consultants or advisors (including legal counsel and other advisors), at our or FCB's expense, in accordance with procedures established from time to time by the committee, and oversee and approve all terms of the engagement of any such consultants or advisors, including their fees or other compensation;

- conduct investigations and request and consider information (from management or otherwise) as the committee considers necessary, relevant, or helpful in its deliberations and the formulation of its decisions or recommendations;

- seek any information from our or FCB's associates (who are directed to cooperate with each committee's requests), or from external parties, and consult to the extent it deems appropriate with the Chairman of the Boards, the Chief Executive Officer, the Lead Independent Director, other directors, and other officers and associates; and

- delegate any of its responsibilities to subcommittees or to individual members to the extent not inconsistent with other sections of its charter (including applicable independence requirements) or applicable laws or regulations.

Each committee member may rely on the advice, expertise and integrity of persons (including our and FCB's officers and associates) and organizations that provide information to the committee, and the accuracy and completeness of the financial and other information provided to the committee, absent actual knowledge that such reliance is not reasonable or warranted. In the performance of each committee's responsibilities, each committee member (and the committee as a whole) is under a continuing duty to exercise independent judgment on an informed basis, in good faith, and in a manner each considers to be in our and FCB's best interests.

Audit Committee

H. Lee Durham, Jr.
Chairman and
Audit Committee Financial Expert

Committee Meetings in 2022: 8

Other Committee Members (1):

John M. Alexander, Jr., Michael A. Carpenter, Floyd L. Keels, and Robert T. Newcomb

(1) Mr. Newcomb was appointed as a member of the committee effective January 1, 2023 to replace Daniel L. Heavner, who was a member of the committee until his retirement effective December 31, 2022.

Our Audit Committee is a joint committee of our and FCB's Boards of Directors. In addition to being independent directors under the SEC's rules and Nasdaq's listing standards, under the Committee's charter all members must be able to read and understand fundamental financial statements, and at least two members must have banking or financial management expertise sufficient to comply with applicable regulations of the Federal Deposit Insurance Corporation. At least one member must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background, which fulfills Nasdaq's applicable financial sophistication requirements.

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Committee is responsible for:

- appointing, determining the compensation and terms of engagement of, and monitoring and overseeing the work, independence and performance of, our independent accountants and any other accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services;

- pre-approving all audit and permitted non-audit services proposed to be provided by our independent accountants in accordance with approval policies and procedures adopted by the Committee from time to time;

- monitoring and overseeing the quality and integrity of our accounting and financial reporting process, and reviewing our annual audited and quarterly unaudited financial statements and quarterly earnings releases, and any significant accounting and financial reporting issues, with management and our independent accountants;

- monitoring our systems of internal controls regarding finance, accounting, and associated legal compliance, and reviewing and discussing any significant deficiencies or material weaknesses in the design or operation of internal controls that could adversely affect our ability to record, process, summarize, and report financial data;

- monitoring and overseeing the audit program of our Internal Audit Department;

- annually reviewing our Associates Code of Ethics, Financial Officers Code of Ethics, and Non-Employee Workers Code of Ethics, recommending to the Boards any changes to the Codes that the Committee considers necessary or advisable, and overseeing management's processes and procedures for enforcement of the Codes;

- fostering free and open communication among our independent accountants, management, Internal Audit Department, and the Boards; and

- monitoring our and FCB's compliance with laws, rules, regulations, or other governmental or regulatory requirements as they affect accounting and financial processes and reporting, internal controls and auditing matters.

The Audit Committee also is responsible for establishing procedures for the receipt, retention, and treatment of complaints from associates, customers, suppliers, stockholders, or others related to accounting and financial processes and reporting, internal controls, and auditing matters, including procedures for the confidential, anonymous submission by associates of concerns regarding those matters, and for evaluating any fraud, whether or not material, that involves management or other associates who have a significant role in our internal controls. The Committee reviews waivers approved by our Chief Risk Officer related to associates under the Associates Code of Ethics and Non-Employee Workers Code of Ethics, but only the full Board may approve a waiver under the Financial Officers Code of Ethics or related to an executive officer or member of the Board. Under the Boards' written policies described below under the headings or captions "TRANSACTIONS WITH RELATED PERSONS," and "BENEFICIAL OWNERSHIP OF OUR COMMON STOCK — Pledging Policy," the Committee is responsible on an ongoing basis for reviewing and approving certain transactions, arrangements, or relationships with us or FCB in which one of our related persons has a material interest, and for reviewing and approving any requests by an executive officer or director for an exception to our pledging policy and monitoring any outstanding pledges of our stock by any of them.

The Committee reviews various reports from our independent accountants (including their annual report on our audited consolidated financial statements), financial reports we file under the Securities Exchange Act of 1934, and reports of examinations by our regulatory agencies. Our Chief Internal Audit Officer reports directly to our Audit Committee. At least quarterly, the Committee reviews reports on the work performed by FCB's Corporate Finance Department. Our Chief Compliance Officer reports to the Committee regarding transactions with our related persons, as well as all reports of internal suspicious activity, and reports of external suspicious activity above certain amounts, filed by FCB.

Information regarding the process for and factors considered in the Audit Committee's selection of our independent accountants is contained under the heading "PROPOSAL 7: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS."

Audit Committee Financial Expert. H. Lee Durham, Jr., the Committee Chairman and one of our independent directors, is a retired partner in the accounting firm of PricewaterhouseCoopers LLP. He has 32 years of public accounting and audit experience, much of which involved financial institutions and other public companies. Our Board of Directors has designated Mr. Durham as the Committee's "Audit Committee Financial Expert," as that term is defined by the rules of the SEC.

Audit Committee Report

This report is furnished by the Audit Committee, the members of which, on the date of the filing of our Annual Report on Form 10-K for the year ended December 31, 2022, are named below.

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2022, the Committee has:

- reviewed and discussed our audited consolidated financial statements for 2022 with our management;

- discussed with our independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC;

- received the written disclosures and letter from our independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the accountants' communications with the Committee concerning independence; and

- discussed with our independent accountant the independent accountant's independence.

Based on the above reviews and discussions, the Committee recommended to our Board of Directors that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC.

The Audit Committee:

H. Lee Durham, Jr.   *John M. Alexander, Jr.*   *Michael A. Carpenter*   *Floyd L. Keels*   *Robert T. Newcomb*

Risk Committee

Robert R. Hoppe **Chairman and** **Risk Management Expert**	**Other Committee Members:** Victor E. Bell III, Dr. Eugene Flood, Jr. (1), Robert E. Mason IV and Vice Admiral John R. Ryan, USN (Ret.)
Committee Meetings in 2022: 7	──────────── **(1)** Dr. Flood was appointed as a member of the Risk Committee effective on January 1, 2023.

Our Risk Committee is a joint committee of our and FCB's Boards of Directors. Our Board has designated Robert R. Hoppe, the Committee's Chairman, as the Committee's Risk Management Expert. Mr. Hoppe is a retired partner in the accounting firm of PricewaterhouseCoopers LLP with 34 years of public accounting and audit experience.

The Committee was established to review, effectively challenge, and approve our enterprise-wide Risk Management Framework and Risk Appetite Framework and Statement and to assist the Boards in fulfilling their responsibility to oversee our risk management practices. In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Committee is directed to:

- monitor and advise the Boards regarding our and FCB's risk exposures, including, without limitation, capital adequacy, credit, market, liquidity, operational (including human capital, information security, technology risk, and business continuity), compliance, legal, strategic, asset, and reputational risks and the control processes with respect to those risks;

- evaluate, monitor, effectively challenge, and oversee the adequacy and effectiveness of our and FCB's risk management program and supporting framework (within which our management is responsible for defining and executing enterprise-wide risk management programs) which are intended to ensure appropriate identification, assessment, monitoring, and reporting of significant risks;

- review and assess our and FCB's strategy to validate that it is aligned with our risk profile and financial objectives;

- monitor the work of and receive and challenge reports from management and our Enterprise Risk Oversight Committee (described below) to determine whether risks are being identified (including top and emerging risks) and managed within approved risk tolerances;

- review, approve, challenge, and monitor adherence to our and FCB's risk appetite and supporting risk tolerance levels;

- review reports of examination by and communications from regulatory agencies, and the results of internal and third-party testing, analyses and reviews, related to our and FCB's risks, risk management, and any other matters within the scope of the Committee's oversight responsibilities, and monitor and review management's response to any noted issues; and

- review and approve our Board level risk management policies on an annual basis to confirm consistency and compliance with risk appetite.

Our Enterprise Risk Oversight Committee ("EROC"), whose voting members are selected from our management and chaired by our Chief Risk Officer, reports directly to the Risk Committee. EROC's function is to oversee the operation of our Risk Management Framework and Risk Appetite Framework approved by the Risk Committee; work to ensure adequate implementation of processes to identify, assess, monitor and manage risks within business units; and monitor performance relative to our risk appetite and tolerances approved by the Risk Committee. Subcommittees of EROC include the Asset/Liability Committee, Compliance Risk Committee, Credit Risk Committee, Operational Risk Committee, Capital Planning and Stress Testing Committee, Technology Security and Risk Committee, and Technology Investment Committee, each of which has its own subcommittees or "councils" that focus on specific matters within their areas of responsibility. The Risk Committee receives regular reports from business and independent risk functions regarding capital risk, market risk, liquidity risk, credit risk, operational risk (including human capital and cyber risks), compliance risk and strategic risk.

As discussed above under the caption "CORPORATE GOVERNANCE — Human Capital Management," the Risk Management Framework approved by the Risk Committee includes processes for the oversight and management of risks related to our human capital and the escalation of related risk issues to the Committee. Our Operational Risk Committee and Compliance Risk Committee, which are subcommittees of EROC, through our human resources department, monitor various human capital metrics, including associate voluntary and involuntary turnover, hiring, succession, associate demographics, and other metrics. Quarterly reports and trends are provided to the EROC, which reports identified risk issues to the Risk Committee.

The Risk Committee also periodically reviews information security policies and technology risk management programs and practices that are designed to protect FCB's and its customers' and associates' data, records, and proprietary information, and it reviews reports on our business continuity and disaster recovery program that is designed to permit FCB to safeguard associates, customers, products and services from disruptions such as cyber events, natural disaster and man-made events.

Certain matters within the scope of the Risk Committee's oversight responsibilities also may fall within the responsibilities of another of the Boards' committees. To minimize duplication of time and effort, the Risk Committee may defer to the other committees with respect to any such specific matters, but it may request reports or information from those other committees to determine whether those matters are being adequately addressed within our and FCB's management of risk. Additional information regarding the Risk Committee's processes is contained in the discussion under the caption "CORPORATE GOVERNANCE — Boards' Role in Risk Management."

Compensation, Nominations and Governance Committee

Robert T. Newcomb **Chairman and** **Lead Independent Director** **Committee Meetings in 2022: 8**	**Other Committee Members:** **Victor E. Bell III, H. Lee Durham, Jr. and Robert E. Mason IV**

Our Compensation, Nominations and Governance Committee is a joint committee of our and FCB's Boards of Directors. In addition to being independent directors under Nasdaq's listing standards, members of the Committee must satisfy Nasdaq's heightened independence requirements for members of compensation committees.

The Committee's duties and responsibilities are divided into three areas as described in the following paragraphs.

Nominations Function. In its role as the Boards' nominations committee, the Committee makes recommendations to the Boards regarding the selection of nominees for election as directors at our Annual Meetings, candidates for appointment to fill vacancies on the Boards, and members and chairpersons of the various committees of the Boards. Each year the Committee also makes recommendations to the Boards regarding the selection of our and FCB's Chairman, Chief Executive Officer, Vice Chairwomen and President and a recommendation to our independent directors regarding their selection of a Lead Independent Director.

The Committee seeks to recommend Board candidates who have personal and professional integrity, sound judgment, and business acumen; who have the time, ability and commitment to make a constructive and meaningful contribution to the Boards; and who, with other directors, will effectively serve the long-term interests of our stockholders. Candidates also must satisfy applicable requirements of state and federal laws, rules and regulations (including banking regulations) for service as our and FCB's directors. Under our Corporate Governance Guidelines, each director is encouraged to own an amount of our stock that is significant in light of his or her financial means. From time to time the Committee or our Board may develop other criteria or minimum qualifications for use in identifying and evaluating candidates to serve as directors. Our Board makes all final decisions regarding nominations.

In identifying potential candidates, the Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors or stockholders. A description of procedures to be followed by stockholders in submitting recommendations to the Committee is included in this proxy statement under the heading "RECOMMENDATION OF NOMINEES." The Committee has not used the services of a third-party search firm.

In identifying and recommending candidates for election or appointment, the Committee will evaluate candidates recommended by stockholders in a manner similar to its evaluation of other candidates. The Committee considers the size and composition of the Boards in light of our current and future needs and recommends candidates based on its assessment of, among other things: (1) business, professional, personal and educational background, skills, experience and expertise; (2) community leadership; (3) independence; (4) potential contributions to the Boards that are unusual or unique; (5) knowledge of our organization and our and FCB's respective operations; (6) personal financial interest in our and FCB's long-term growth, stability, and success; (7) the performance and past and future contributions of our current directors, and the value of continuity and prior Board experience; (8) the existence of one or more vacancies on the Boards; (9) our need for directors possessing particular attributes, skills, experience or expertise; (10) the role of directors in FCB's business development activities; (11) diversity; and (12) other factors that it or our Boards consider relevant, including any specific qualifications that may be adopted from time to time.

While the Committee and our Boards recognize the benefits derived from boards of directors composed of individuals who bring different attributes, experiences, and perspectives to the Boards' deliberations, and diversity is a consideration in the selection of nominees, they have not adopted any written or mandatory diversity policy or criteria applicable to the director nominations process. Accordingly, in evaluating and selecting nominees, diversity is one of the multiple factors considered by the Committee and the Board.

In recommending that our Board of Directors nominate the 13 individuals who will be voted on at the Annual Meeting, the Committee considered, among other things, the factors described above and the specific qualifications of each nominee described in his or her listing under the caption "PROPOSAL 1: ELECTION OF DIRECTORS — Nominees." Additionally, with respect to nominees who were members of our Board during 2022, the Committee considered each director's preparedness for, engagement in and contributions to meetings and deliberations of the Boards and committees on which they served, and, in the case of Mrs. Alemany and Mr. Carpenter who were appointed as directors upon consummation of our merger with CIT, the Committee took into account the ongoing value of their past experience with large financial institutions. After its consideration of these factors, the Committee recommended to our Board of Directors that the 13 individuals be nominated for election at the Annual Meeting for new one-year terms of office.

Governance Function. In its role as the Boards' governance committee, and among its other governance-related responsibilities under its charter or as may be assigned to it from time to time by the Boards, the Committee:

- evaluates and makes recommendations to the Boards concerning our board and governance structure, the number, size, composition, and responsibilities of committees of the Boards, and committee membership rotation practices;

- annually reviews our Corporate Governance Guidelines and recommends for our Board's approval any changes that it considers necessary or advisable, and oversees the implementation of our Board Governance Policy;

- establishes the knowledge, skills, experience, qualifications, and performance criteria for directors and committees of the Boards in accordance with our strategic needs, our Corporate Governance Guidelines, applicable laws, regulations and standards, and other criteria or minimum qualifications as the Committee may recommend;

- annually reviews our Directors Code of Ethics, reviews directors' compliance with the Code, evaluates and makes recommendations to the Boards concerning any request for a waiver from the Code, and oversees our management's processes and procedures for enforcement of the Code;

- conducts annual evaluations of our Chief Executive Officer's performance, and coordinates and facilitates an annual self-evaluation by the Boards and their committees of their own performance, and reports the results of the evaluations to the Boards;

- with the Chairman of the Boards and our Corporate Secretary, develops an orientation program for new directors and continuing education opportunities for incumbent directors;

- oversees our communications with stockholders in connection with our Annual Meetings and "say-on-pay" resolutions; and

- makes recommendations to the Boards as appropriate regarding succession planning for key Board positions and our Chief Executive Officer, and other key positions as the Boards may request.

As provided in our Corporate Governance Guidelines and described above under the caption "CORPORATE GOVERNANCE — Director Independence," our Board also has directed the Committee to assess each outside director's independence each year and report its findings in connection with the Board's annual review of transactions, relationships, and other arrangements involving our directors and determination of which of the directors the Board considers to be "independent." Between those annual determinations, on an ongoing basis the Committee is directed to monitor the status of each director and inform the Board of changes or events that may affect a director's ability to exercise independent judgment.

Compensation Function. In its role as the joint compensation committee of the Boards, the Committee reviews and provides overall guidance to the Boards regarding our executive compensation and benefit programs. Under its charter, the Committee is directed to establish our overall compensation philosophy, regularly review our compensation philosophy and practices to determine the overall risk profile of our compensation program, and oversee an annual review of all of our and FCB's compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to (1) determine whether there are potential areas of risk that reasonably could be expected to have a material adverse effect on our business and financial results, and (2) ensure continuing oversight and mitigation of risk within our and FCB's compensation practices. Among its other duties, the Committee administers and approves all grants of award opportunities and payments of awards under FCB's Long-Term Incentive

Plan (the "LTIP") and Merger Performance Plan (the "MPP"), and it reviews and makes recommendations to the Boards regarding all other executive compensation matters, including:

- amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, our and FCB's Chief Executive Officer and other executive officers; and

- at the request of the Boards, amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, other individually named officers or associates.

After receiving the Committee's recommendations, the Boards make all final decisions regarding executive compensation matters, with the exception of payments and awards under the LTIP and MPP which are the sole responsibility of the Committee. The Committee also reviews and makes recommendations to the Boards regarding amounts of compensation paid or provided to our directors.

In its review and consideration of compensation matters, the Committee works closely with our Chief Human Resources Officer and his staff. In considering compensation to be paid to our executive officers named in the Summary Compensation Table below, the Committee considers the results of its annual evaluation of our Chief Executive Officer's performance and, in the case of officers other than himself, information provided from time to time by our Chief Executive Officer about individual officers' performance and his recommendations as to their compensation.

The Committee may retain or obtain the services of outside consultants or other advisors at our or FCB's expense, and under its charter the Committee is directly responsible for the appointment, compensation, terms of engagement, and oversight of the work of its consultants and advisors. Since 2013, the Committee has retained the services of Pay Governance LLC, which is a national executive compensation consulting firm and which also served as compensation consultant to CIT's Board of Directors' independent Compensation Committee. Pay Governance's engagement each year contemplates that it will prepare market and peer analyses comparing our executives' and directors' compensation rates to the market compensation paid by similar financial services organizations to their officers and directors in similar positions, advise the Committee regarding its responsibilities and developments in compensation rules and practices, consult with our management and the Committee regarding our annual and strategic plans and the formulation of their compensation recommendations, and assist the Committee in its consideration of new, and changes to existing, compensation plans and strategies. Pay Governance also assists in the review of the Committee's discussion of our executive compensation program included under the heading "COMPENSATION DISCUSSION AND ANALYSIS," and, during 2022, consulted with the Committee regarding its approval of the new Merger Performance Plan. Additional information about Pay Governance's work with the Committee is contained under that heading. While Pay Governance's advice is a resource considered by the Committee in its decision-making process, other than in a consulting and advisory capacity, Pay Governance has no role in the Committee's compensation decisions or recommendations made to the Boards.

During early January 2022, representatives of Pay Governance met with the Committee to present its market and peer analyses and to discuss our executive and director compensation, market conditions and recent trends in executive compensation practices, our compensation philosophy, and various considerations that may affect the Committee's executive and director compensation decisions. Those representatives also met with our Chief Executive Officer to discuss the results of the market and peer analyses, our business strategies, and management's recommendations for 2022 base salary rates of executive officers and LTIP award grants. Pay Governance participated in a later meeting during early 2022 at which the Committee formulated and approved its recommendations to our Boards for 2022 executive base salary rates and 2022 director compensation, approved new LTIP award grants for the 2022-2024 performance period and MPP award opportunities for the 2022 performance period, and determined the amounts of payments to be made for LTIP awards previously granted for the just-ended 2019-2021 performance period.

Pay Governance served as the Committee's independent consultant and, during 2022, did not provide other services for us or FCB. In accordance with Nasdaq's listing requirements, each year the Committee reviews various factors (including the factors described in rules of the SEC) that may pose a conflict of interest on the part of its consultants and advisors as well as their individual representatives who provide services to the Committee. No conflict of interest was identified in the most recent review regarding Pay Governance.

The Compensation, Nominations and Governance Committee reviews its engagement of Pay Governance each year, and the Committee may engage different consultants at any time.

Effect of Risk Management on Compensation

The Compensation, Nominations and Governance Committee regularly reviews our compensation philosophy and practices to determine the overall risk profile of our compensation program. As a part of that risk oversight process, the Committee oversees an annual review of all of our and FCB's compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to identify any potential risks that reasonably could be expected to have a material adverse effect on our business and financial results, and to ensure continuing oversight and mitigation of risk within our compensation practices. The Risk Committee may request reports or information from the Compensation, Nominations and Governance Committee regarding matters relevant to the Risk Committee's oversight responsibilities for our enterprise-wide Risk Management Framework.

Our executive officers participate in FCB's LTIP and MPP, and certain business units and divisions within FCB have incentive, commission, and variable pay plans that have unique structures, goals, and reward levels in which other officers and associates participate. The Committee believes that, as currently administered, the LTIP and MPP are focused on performance goals that are aligned with our stockholders' long-term interests, that none of those other plans provide for award levels that are over-weighted to a specific business unit or service, and that those other plans are structured in ways that the Committee believes protect our organization. Based on its most recent review, the Committee believes our and FCB's current plans present no risk elements that reasonably could be expected to have a material adverse effect on our business and financial results.

Compensation Committee Report

This report has been furnished by the Compensation, Nominations and Governance Committee, the members of which are named below, in the Committee's capacity as the Boards' joint compensation committee. The Committee has:

- reviewed and discussed with management the Compensation Discussion and Analysis that is included in this proxy statement; and

- based on that review and discussion, recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement and Annual Report on Form 10-K for the year ended December 31, 2022.

The Compensation, Nominations and Governance Committee:

| *Robert T. Newcomb* | *Victor E. Bell III* | *H. Lee Durham, Jr.* | *Robert E. Mason IV* |

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our executive compensation program for the executive officers named in the 2022 Summary Compensation Table and other compensation tables under the heading "EXECUTIVE COMPENSATION." This discussion also provides an overview of our compensation philosophy and objectives, and how and why our Compensation, Nominations and Governance Committee, which we refer to in this discussion as the "Committee," implements compensation processes and arrives at specific compensation decisions and recommendations for these executive officers. Our 2022 named executive officers are listed below, with their current positions during 2023, in the order in which they appear in the Summary Compensation Table, and we refer to them in this discussion as our "NEOs."

- Frank B. Holding, Jr. — Chairman and Chief Executive Officer

- Craig L. Nix — Chief Financial Officer

- Ellen R. Alemany — Special Advisor to our Chairman and Chief Executive Officer
  (served as Vice Chairwoman from January to December 2022)

- Hope H. Bryant — Vice Chairwoman

- Peter M. Bristow — President

EXECUTIVE SUMMARY

Executive Compensation Highlights

Our executive compensation program is administered by the Committee, which is a joint committee of our and FCB's Boards of Directors. The Committee has continued to focus on performance-based components of executive compensation in order to promote performance that will increase stockholder value and improve the overall effectiveness of our compensation program. During 2022, the Committee again engaged Pay Governance LLC to evaluate our executive compensation components and assist the Committee in maintaining a program that is both fair and effective. The following paragraphs summarize the Committee's actions and decisions with respect to the compensation of our NEOs for 2022 and 2023.

- *2022 Compensation Actions and Decisions*

  - *Base Salaries —* In January 2022, the Committee recommended no changes in the base salary rates of Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow for 2022. Mrs. Alemany was first employed by FCB on January 3, 2022, and her base salary for 2022 was determined under the terms of an employment agreement we entered into with her in connection with our merger with CIT.

  - *Long-Term Incentive Plan ("LTIP"):*

    - In January 2022, the Committee approved the grant of cash-based LTIP performance awards to our NEOs, with the exception of Mrs. Alemany, for a three-year 2022-2024 performance period based on the same performance measure used in prior years (the "TBV+D Growth Rate"). Percentages of our NEOs' base salary rates used for the determination of the Target Amounts of their awards, and the Threshold TBV+D Growth Rate goal of 12% were the same as for awards granted during 2021. However, to account for the future impact of the CIT merger on the attainability of performance goals, the Committee increased Target and Stretch TBV+D Growth Rate goals to 30% and 48%, respectively, as compared to 24% and 36% for the previous year's awards. The Committee also increased the potential payment for performance at the higher Stretch level to 150% of the Target Amount of the awards as compared to prior Stretch level payouts of 125%. As a result, payment of awards at 100% of the Target Amount would require achievement of a higher TBV+D Growth Rate than for past awards, and attainment of the increased Stretch performance goal would result in payment of a higher percentage of the Target Amount than for past awards.

    - During January 2023, the Committee approved payment of the three-year cash performance awards previously granted under the LTIP for the 2020-2022 period, which are reported in this proxy statement as compensation for 2022; and

    - The Committee recommended, and FCB's Board approved, amendments to the LTIP, effective with the new grants approved in 2022, which redefined the population of associates eligible to participate to include associates of FCB and its affiliates serving in roles that are deemed to be at the "Executive Career Level," as that term is defined in FCB's Career Framework, and increased the maximum amount of awards that may be paid to any one participant in any one fiscal year from $7 million to $10 million. The Committee also modified its standard form of award agreement to impose non-solicitation and nondisclosure obligations on participants as conditions to awards beginning in 2022.

- ● **_Continued Use of Growth in Tangible Book Value as the LTIP Performance Metric_** — The Committee continued to use growth in the tangible book value of our common stock as the primary performance measure for the determination of LTIP awards. Tangible book value per share is defined as an amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock. The central objective of our strategic plan is to build the long-term value of our company and our stockholders' investments, and the Committee believes growth in tangible book value per share is a key driver of long-term value. As a result, the Committee believes the performance goals under our LTIP, from which our executives derive a substantial portion of their compensation, are consistent with our focus on long-term objectives and emphasis on financial stability and growth in stockholder value which are factors that have contributed to our financial success over the years.

- ● **_Adoption of Merger Performance Plan ("MPP")_**

  - ● During 2022, the Committee, under authority delegated by the Boards, adopted FCB's new Merger Performance Plan (the "MPP"). The purpose of the MPP is to motivate and reward eligible employees of FCB and its affiliates who have significant involvement in post-acquisition integration processes by offering cash incentives dependent on realization of merger benefits to our company and stockholders.

  - ● The Committee approved performance award opportunities under the MPP for 2022 for NEOs, other than Mrs. Alemany, to become payable based on timely achievement of pre-established integration and conversion milestones and the realization of merger cost savings and synergies, as well as individual performance, related to our merger with CIT.

  - ● In February 2023, the Committee approved payment of those 2022 awards, which are reported in this proxy statement as compensation for 2022.

- ● **_No Change in Control Arrangements or Stock-Based Compensation_** — With the exception of Mrs. Alemany as described below, we have no employment or change of control agreements with any of our NEOs and we have not provided them with any equity or stock-based compensation.

  - ● In connection with our merger with CIT, we entered into a two-year employment agreement with Mrs. Alemany setting forth the terms of her employment with FCB following consummation of the merger.

  - ● As provided in our merger agreement with CIT, upon consummation of the merger, stock awards previously granted by CIT to Mrs. Alemany and covering shares of CIT common stock were converted, based on the merger exchange ratio and on the same basis as stock awards held by other CIT officers, into restricted stock units ("RSUs") covering shares of our Class A Common.

- ● **_Continued Focus on Performance-Based Compensation_** — By recommending no increases for 2022 in the base salaries of our NEOs and increasing the individual "Stretch" opportunity levels with respect to LTIP awards granted for the 2022-2024 performance period, and approving performance-based award opportunities to NEOs under the MPP, the Committee continued to focus on performance-based compensation as a substantial component of our NEOs' total compensation.

- ● **_2023 Compensation Actions and Decisions_**

  - ● **_Base Salaries_ —** In January 2023, the Committee again recommended no increases in the base salaries of our NEOs for 2023.

  - ● **_LTIP Awards_** — In January 2023, the Committee approved the grant of LTIP cash performance awards for a new, three-year 2023-2025 performance period based on the same increased TBV+D Growth Rate performance goals used in prior years and in the same Target Amounts as for the 2022-2024 awards. The Committee set the same Threshold, Target and Stretch TBV+D Growth Rate goals of 12%, 30% and 48%, and with payments for performance at those levels based on the same 50%, 100% and 150% of the Target Amounts, as for the 2022-2024 awards**.**

  - ● **_MPP Awards_ —** In February 2023 the Committee also approved new MPP cash performance award opportunities for the 2023 performance period dependent on continued achievement of pre-established CIT merger conversion milestones, realization of remaining merger cost savings, and leveraging of merger synergies and benefits.

Our Executive Compensation Philosophy and Objectives

The Committee endeavors to align our executive officers' compensation with our long-term business philosophy and achieve our objectives of:

- rewarding sustained long-term performance, service, and loyalty;

- balancing business risk with sound financial policy and stockholders' interests, and aligning the interests of our executive officers with the long-term interests of our stockholders by encouraging growth in the value of our company and our stockholders' investments;

- enabling us to attract, motivate, and retain qualified executive officers; and

- providing compensation to our executive officers that is competitive with comparable financial services companies.

Because our executive officers' performance-based compensation opportunities have not included equity-based compensation, we do not have stock ownership requirements or guidelines for executive officers. However, as discussed elsewhere in this proxy statement, our Board of Directors has adopted a policy that prohibits our executive officers from hedging, or pledging as collateral for any loan, any shares of our common stock they own, subject to exceptions for certain "grandfathered" pledges and certain pledges approved by our Audit Committee following a review of relevant factors. For purposes of the policy, a "hedge" means any financial instrument, derivative transaction or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund, or similar transaction.

Incentive Compensation Clawback Policy

The Committee's Incentive Compensation Policy (which applies to awards the Committee approves under the LTIP and MPP as well as other types of incentive compensation arrangements in which our associates in various business units may participate) includes a "clawback" policy. Under that policy, at the discretion of the Committee we may require a current or former associate, including an executive officer, to forfeit future incentive payments, or to repay to us all or any portion of any previously paid performance-based compensation, if:

- an accounting restatement occurs due to material non-compliance with any financial reporting requirement under Federal securities laws, whether or not resulting from intentional misconduct;

- we discover that a performance metric or calculation used in determining performance-based compensation was materially inaccurate; or

- a significant violation of our Codes of Ethics, as determined by the Committee, results in a financial or reputational impact on FCB.

The clawback policy applies to any plan or individual award under any plan that specifically references the policy, including our LTIP and MPP discussed below. We expect to revise our clawback policy during 2023 to comply with listing requirements to be adopted by Nasdaq as required by rules of the SEC.

The Process of Evaluating Executive Officer Compensation

Each January, the Committee reviews total compensation paid or provided to our executive officers, considers changes in the executive officers' base salaries, and makes recommendations to the Boards of Directors regarding the salaries of our and FCB's executive officers for the coming year. Each year the Committee also approves payments under existing awards granted under the LTIP and, beginning in 2023, the award opportunities under the MPP, for which performance periods have ended and approves new awards. After receiving the Committee's recommendations, the Boards approve all executive officer compensation, with the exception of payments and awards under the LTIP and the MPP which, under the terms of the plans, are the sole responsibility of the Committee.

In reviewing our NEOs' compensation, the Committee considers:

- the scope of the officers' responsibilities;

- market analyses provided by the Committee's independent consultant comparing our NEOs' compensation to compensation paid to persons in each NEO's position in similar financial services organizations, and executive compensation data compiled by the independent consultant for a group of industry peer companies;

- our overall financial and operating performance, including our three-year TBV+D Growth Rate in the determination of payments of LTIP awards, and, in its consideration of the compensation of our NEOs in general, our internal "Financial True North" metrics, which include net income, loan growth, deposit growth, noninterest income and expense, and net loan charge-offs;

- achievement of internal company objectives set out in our "Competitive Path" which is formulated at the beginning of each year to establish goals for management for the year in various areas;

- individual performance of our NEOs;

- internal equity of our NEOs' current compensation and their levels of compensation in comparison to other NEOs; and

- voting results on the most recent say-on-pay resolutions submitted to our stockholders, as well as any feedback received by the Committee from stockholders outside the voting process.

The Committee evaluates the performance of our Chairman and Chief Executive Officer each year. Recent evaluations have included, in addition to our performance under the financial metrics described above, an evaluation, through survey responses from our directors and Executive Leadership Team members, of his performance in various other areas, including leadership, talent and culture development, Board relations and financial management, and the Board's assessment of the extent of achievement of company "Competitive Path" objectives set out for each year. The Committee and Boards consider the results of that performance evaluation in decisions each year regarding the amounts of our Chief Executive Officer's salary, incentive award levels and other compensation matters, and, because the individual performance of all of our executive officers contribute to our financial performance and the achievement of corporate objectives, the results of that evaluation also are considered by the Committee and Boards in decisions regarding the compensation of our other NEOs.

In setting compensation paid to our NEOs for 2022, the Committee again retained Pay Governance as its independent compensation consultant. As part of their services Pay Governance prepared market analyses for the Committee comparing our executives' then-current compensation rates to the market median compensation paid by similar financial services organizations to their officers in similar positions. The analyses focused on:

- base salaries;

- total cash compensation (which included base salaries and target annual incentive awards); and

- total direct compensation (which included total cash compensation and the expected value of long-term incentives).

For purposes of the market analyses, Pay Governance used Willis Towers Watson's Financial Services Executive Compensation Surveys, which included pay data for over 200 companies in the financial services industry. Our executive positions were compared to similar positions in similarly sized organizations. Statistical regression analyses were also performed to size-adjust the survey data to achieve a close correlation with our total asset scope, providing a more accurate view of the market data.

To further assist the Committee in understanding our compensation marketplace, each year Pay Governance reviews publicly available proxy-reported data for a group of industry peer companies consisting of publicly traded financial institutions that primarily concentrate on retail and business banking operations headquartered in the United States. Our peer companies used in informing pay decisions for 2022 consisted of the following 14 publicly traded regional financial institutions that have assets between $50 billion and $220 billion:

Citizens Financial Group, Inc.	Huntington Bancshares Incorporated	Regions Financial Corporation
Comerica Incorporated	KeyCorp	Signature Bank
Fifth Third Bancorp	M&T Bank Corporation	SVB Financial Group
First Horizon National Corporation	People's United Financial, Inc.	Synovus Financial Corp.
First Republic Bank		Zions Bancorporation

In the case of our NEOs other than Mrs. Alemany, the Committee generally compares the compensation of each NEO in relation to the 50th percentile of the peer group for similar positions. In addition, the Committee takes into account various factors such as our performance within the peer group, the unique characteristics of each individual's position, and any succession and retention considerations. Generally, differences or similarities in the levels of total direct compensation among the NEOs are driven primarily by the scope of their responsibilities, market data for similar positions, and considerations of internal equity within our executive leadership team. Mrs. Alemany's 2022 compensation was determined based solely on the terms of her employment agreement.

As discussed below under the caption "Cash Compensation," beginning in 2021 the Committee began taking steps toward future pay competitiveness of our NEOs' compensation against the larger regional financial institutions with which we compete for business and talent following our merger with CIT through adjustments to 2021 base salaries, expanded performance-based incentive opportunities approved under the LTIP in January 2021 and 2022 for the 2021-2023 and 2022-2024 performance periods, and performance-based awards under the MPP for 2022.

Consideration of Last Year's "Say-on-Pay" Vote

At each Annual Meeting our stockholders vote on a non-binding advisory resolution (a "say-on-pay" resolution) to approve the compensation paid to our NEOs as described in the proxy statement for that meeting. As in prior years, at our 2022 Annual Meeting our stockholders overwhelmingly approved the proposal with over 98% of the votes entitled to be cast on the proposal with respect to shares present in person or by proxy, and which were voted or abstained at the meeting, being cast for approval. In connection with its reviews and decision-making process and the setting of our NEOs' compensation for 2022 and 2023, the Committee took into account the voting results on those proposals at our preceding years' Annual Meetings. The Committee believes the voting results on our say-on-pay resolutions indicate that our stockholders understand and support our executive compensation philosophy and objectives. The Committee will continue to consider each year's say-on-pay voting results, as well as any feedback received from stockholders outside the voting process, in evaluating our executive compensation plans, policies and practices and its decisions regarding executive compensation.

At our 2017 Annual Meeting, our stockholders also voted on a "say-on-frequency" proposal, expressing their preference whether future say-on-pay votes should be held every year, every two years, or every three years. Consistent with our Board's recommendation, our stockholders approved the "every year" option. A say-on-pay resolution will be submitted for a vote of our stockholders at the 2023 Annual Meeting, together with a new say-on-frequency proposal. Our Board again has recommended that stockholders vote for the "every year" option.

Tax and Accounting Considerations; Deductibility of Executive Compensation

In evaluating compensation program alternatives, the Committee has considered the potential impact on our company of Section 162(m) of the Internal Revenue Code. Section 162(m) generally disallows a tax deduction to public corporations for compensation over $1 million paid for any fiscal year to their chief executive officers and certain other named executive officers. The Committee believes it is important to maintain flexibility in designing compensation programs that it considers to be effective and in the best interests of our stockholders, even if that approach results in payments that are not deductible under Section 162(m).

EXECUTIVE COMPENSATION COMPONENTS

The components of compensation paid to or received by our executive officers for 2022 are summarized in the following table.

Compensation Component	Component Elements	Purpose	Component Risk Profile
Base Salary	• Cash compensation	Provides fixed annual compensation that is comparable with other similarly-sized financial institutions and helps attract and retain our executive officers and other associates.	Low
Long-Term Incentive Plan Awards	• Awards of performance-based cash compensation measured by the extent to which goals are met during award performance periods	Ties substantial portion of NEO compensation to company performance and growth in the value of our stockholders' investments, promotes a closer identification of the interests of plan participants with company interests and the long-term interests of stockholders, stimulates efforts to enhance efficiency, profitability, and growth in value of our company and stockholders' investments, and enhances our ability to recruit and retain officers who are participants.	Low
Merger Performance Plan Awards	• Awards of performance-based cash compensation tied to realization of intended benefits to our company and stockholders of our merger with CIT through the timely achievement of pre-established integration and conversion milestones and the realization of merger cost savings and other synergies, as well as individual performance.	Provides a cash incentive for the realization of projected benefits to our company and our stockholders of mergers we engage in, which promotes a closer identification of the interests of plan participants with company interests and the long-term interests of stockholders, and stimulates efforts to enhance efficiency, profitability, and growth in value of our company and stockholders' investments.	Low
Retirement Benefits	• Defined benefit pension plans • Matching contributions to legacy and enhanced Section 401(k) defined contribution plan accounts, and additional profit-sharing contributions to enhanced Section 401(k) plan accounts	Provide competitive levels of retirement income for our NEOs and other associates.	Low
Non-qualified Deferred Compensation Plan	• Deferral of up to 80% of base salary and certain eligible incentive compensation, including LTIP award payments, under the plan • Earnings (or losses) on voluntary deferrals by plan participants based on deemed investments of participants' accounts in outside investment funds selected by participants from a menu of investment options available under the plan	To provide an opportunity for plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of portions of their salaries and LTIP award payments.	Low

36

Compensation Component	Component Elements	Purpose	Component Risk Profile
Non-qualified Separation from Service Agreements	• Cash following separation from service at or after specified ages • Death benefit	Retain and reward the long-term service and loyalty of certain key decision makers, and assure their continued loyalty following a separation from service.	Low
Perquisites	• Maintenance and monitoring of home security systems • Limited staff services for personal activities • Use of a car and the services of a driver provided to Mrs. Alemany for a period following the CIT merger under the terms of her employment agreement • Limited other personal benefits provided from time to time	Provide limited personal benefits to certain executive officers in furtherance of our risk management program, for the officers' convenience, and from time-to-time for other specific purposes.	Low

Cash Compensation

Until the adoption of our LTIP during 2014, base salaries represented the primary component of our executive compensation program. Since that time, our company has grown but, with certain exceptions based on various considerations, including internal pay equity, increases in our NEOs' base salaries have been limited, while payment of incentive compensation through performance-based awards has become a substantial portion of our NEOs' annual total compensation.

Base Salaries. In making its recommendations regarding 2022 and 2023 base salaries for our NEOs, the Committee considered various factors, including our 2021 and 2022 financial and operating performance and the other factors described below.

Consideration of the base salary rates of our Chief Executive Officer, Frank B. Holding, Jr., for 2022 and 2023 took into account the Committee's evaluation of his performance during 2021 and 2022 (including consideration of our internal financial metrics and the extent of achievement of our corporate objectives), his 2021 and 2022 total compensation, the market and peer analyses (that included larger, regional financial institutions that would become our peers following our merger with CIT) as prepared by Pay Governance, the incentive opportunities provided to him under the LTIP and MPP, and the total compensation of our other NEOs. For 2022, and consistent with its focus on performance-based compensation, the Committee recommended no increase in Mr. Holding's base salary rate, and again, for 2023, the Committee recommended no increase in his base salary rate.

In considering its recommendations for the 2022 and 2023 base salary rates of our other NEOs, other than Mrs. Alemany, the Committee took into account our internal financial metrics and the extent of achievement of our corporate objectives during 2021 and 2022, their 2021 and 2022 total compensation, the market and peer analyses prepared by Pay Governance, their incentive opportunities under the LTIP and MPP, and, in the case of each NEO, other than Mrs. Alemany, the total compensation of our other NEOs and their total compensation as compared to larger, regional financial institutions following our merger with CIT. Consistent with its focus on performance-based compensation, the Committee recommended no increase in Mr. Nix's, Mrs. Bryant's and Mr. Bristow's base salary rates for 2022, and again, for 2023, the Committee recommended no increase in their base salary rates. Mrs. Alemany's 2022 and 2023 base salary rates were determined based solely on the terms of her employment agreement.

The following table shows the base salary rates of our Chief Executive Officer and our other four NEOs, and the percentage increases in their salaries, for 2020 through 2023. The base salary rates in the table for 2020 reflect the listed NEOs' annual base salary rates approved by the Boards that became effective on April 1 of that year. Because those base salary rates were not in effect for the entire year, the salary rates listed for some NEOs in the table below for 2020 may be higher than the amounts of base salaries those officers actually received during that year as listed in the Summary Compensation Table.

	2020 Base Salary		2021 Base Salary		2022 Base Salary		2023 Base Salary	
	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate
Frank B. Holding, Jr. Chairman and Chief Executive Officer	1.44%	$ 981,000	2.96%	$ 1,010,000	0.00%	$ 1,010,000	0.00%	$ 1,010,000
Craig L. Nix Chief Financial Officer	3.76%	635,000	6.30%	675,000	0.00%	675,000	0.00%	675,000
Ellen R. Alemany (1) Special Advisor to our Chief Executive Officer (former Vice Chairwoman)	–	–	–	–	–	1,000,000	0.00%	1,000,000
Hope H. Bryant Vice Chairwoman	2.35%	675,000	3.70%	700,000	0.00%	700,000	0.00%	700,000
Peter M. Bristow President	2.35%	675,000	3.70%	700,000	0.00%	700,000	0.00%	700,000

(1) Mrs. Alemany was first employed on January 3, 2022. She became an NEO for the first time for 2022 and served as one of our and the Bank's Vice Chairwomen from January to December 2022. She currently serves as Special Advisor to our Chairman and Chief Executive Officer.

Long-Term Incentive Plan ("LTIP"). Since 2014, we have rewarded long-term performance through cash award opportunities that may be earned based on the extent of attainment of performance goals under our LTIP. The LTIP is intended to reinforce the link between the interests of our participating officers and the interests of our company and our stockholders, and to motivate and reward executive officers for their contributions toward achieving our strategic plan's central objective of building the long-term value of our company and our stockholders' investments. Cash incentive awards may be granted by the Committee under the LTIP in amounts ("Target Amounts") which are expressed as percentages of officers' base salaries. The awards represent opportunities to receive cash payments based on the extent to which performance goals set by the Committee at "Threshold" (i.e., minimum), "Target" and "Stretch" (i.e., maximum) levels are met or exceeded during stated periods of time ("Performance Periods").

Since its inception, awards generally have been granted under the LTIP each year for overlapping three-year Performance Periods and with performance objectives based on growth in the tangible book value per share ("TBV") of our common stock plus cumulative dividends per share ("D") paid over the applicable Performance Periods (the "TBV+D Growth Rate"). Our tangible book value per share on each measurement date is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock. The Committee believes growth in tangible book value per share is a key driver of long-term value. As a result, the Committee believes that using growth in tangible book value as the primary component of the performance goals for our LTIP is consistent with our focus on long-term objectives and our emphasis on financial stability and growth in stockholder value. The Committee believes those objectives are factors that have contributed to our financial success over the years.

During January 2022, the Committee approved the grant to our NEOs and other selected officers, other than Mrs. Alemany, of cash-based LTIP performance award opportunities for a new, three-year 2022-2024 Performance Period. Consistent with all previously granted awards, the awards may be earned based on our TBV+D Growth Rate during the Performance Period in comparison to goals established by the Committee. Percentages of our NEOs base salaries used for the determination of the Target Amounts of their awards, and the Threshold TBV+D Growth Rate goal of 12%, were the same as for awards granted during 2021. However, to account for the future impact of the CIT merger on the attainability of performance goals, for the 2022-2024 awards the Committee increased Target and Stretch TBV+D Growth Rate goals to 30% and 48%, respectively, as compared to 24% and 36% for awards granted during previous years. Those goals would result in of the participant earning 50%, 100% and 150%, respectively, of the Target Amounts of the awards (the "Award Percentage"), which reflected an increase in the Award Percentage for performance at the Stretch level from the 125% set for prior years' awards. As a result, payment of awards at 100% of the Target Amount would require achievement of a higher TBV+D Growth Rate than for past awards, and attainment of the increased Stretch performance goal would result in payment of a higher percentage of the Target Amount than for past awards.

In granting the new awards, the Committee modified its standard form of award agreement to impose non-solicitation and nondisclosure obligations on participants as conditions to the awards. The non-solicitation obligations cover the term of each participant's employment with FCB and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant is generally prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant, or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions require the participant to maintain the confidentiality of all of FCB's business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment. During January 2022, the Committee also recommended, and the Boards approved, an amendment to the LTIP which, for awards granted beginning in 2022, increased the maximum amount payable for any single award from $7 million to $10 million.

The TBV+D Growth Rate is determined according to the following formula:

$$\frac{\text{(Ending TBV minus Beginning TBV) plus D}}{\text{Beginning TBV}}$$

"Beginning TBV" and "Ending TBV" are measured at the beginning and end of the relevant Performance Period and are subject to adjustments the Committee is authorized by the terms of the LTIP to make to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period (such as acquisitions and share repurchases) that may have an immediate impact on TBV but which the Board believes will be beneficial to stockholders in future years.

During January 2023, the Committee approved payments for the three-year awards previously granted during January 2020 for the 2020-2022 Performance Period that ended on December 31, 2022. After making adjustments to eliminate the net positive effect on tangible book value of the CIT merger, to continue spreading the impact of intangible assets related to acquisitions and share repurchases during 2019 and 2020 over the three-year period following those transactions, and to eliminate the negative effect of share repurchases during 2022 (which will be spread over three years), that, in the aggregate, reduced the TBV+D Growth Rate, the Committee determined that our TBV+D Growth Rate, as so adjusted, for the 2020-2022 Performance Period exceeded the Stretch performance level of 36.0%, and it approved payments to LTIP participants, including our NEOs (other than Mrs. Alemany), at the maximum Award Percentage of 125% of the Target Amounts of the awards. Those payments made to our NEOs are included in the amount on the 2022 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 6 to that table.

A listing of the new awards granted to our NEOs during 2022, and additional information regarding the LTIP and the payments approved by the Committee for the 2020-2022 performance period, is provided in the narrative discussion under the caption "EXECUTIVE COMPENSATION — Grants of Plan-Based Awards."

In setting the percentages of our NEOs' base salary rates as the Target Amounts of awards, the Committee attempts to provide our NEOs with aggregate amounts of salary and incentive opportunities each year that it considers appropriate based on the market and peer analyses of total direct compensation for officers of other companies in similar positions as our NEOs. Since the LTIP was adopted, the Target Amounts of our NEOs' award opportunities generally have increased, while, in general, there have been limited increases in our NEOs' base salaries. As a result, payments of performance-based LTIP awards have become a substantial portion of our NEOs' total compensation, which aligns with our philosophy of emphasizing and rewarding sustained long-term performance.

The following table lists percentages of base salary rates and dollar amounts that could be paid in future years to our NEOs at each performance level under all outstanding LTIP awards they currently hold, including those granted to them in January 2023 for the 2023-2025 Performance Period.

Name (1)	Performance Period	Target Level Percentage of Base Pay	Potential Payment for Performance at:		
			Threshold Level (2)	Target Level (2)	Stretch Level (2)
Frank B. Holding, Jr.	2021-2023	475%	$ 2,398,750	$ 4,797,500	$ 5,996,875
	2022-2024	475%	2,398,750	4,797,500	7,196,250
	2023-2025	475%	2,398,750	4,797,500	7,196,250
Craig L. Nix	2021-2023	325%	1,096,875	2,193,750	2,742,188
	2022-2024	325%	1,096,875	2,193,750	3,290,625
	2023-2025	325%	1,096,875	2,193,750	3,290,625
Hope H. Bryant	2021-2023	400%	1,400,000	2,800,000	3,500,000
	2022-2024	400%	1,400,000	2,800,000	4,200,000
	2023-2025	400%	1,400,000	2,800,000	4,200,000
Peter M. Bristow	2021-2023	400%	1,400,000	2,800,000	3,500,000
	2022-2024	400%	1,400,000	2,800,000	4,200,000
	2023-2025	400%	1,400,000	2,800,000	4,200,000

(1) Under her employment agreement, Mrs. Alemany receives annual bonuses provided for in the agreement and is not a participant in the LTIP. As a result, no LTIP awards have been granted to Mrs. Alemany for any Performance Period.

(2) Performance goals were set for awards for the 2021-2023 Performance Period at Threshold, Target and Stretch TBV+D Growth Rate levels of 12%, 24% and 36%, respectively. Performance goals were set for awards for the 2022-2024 and 2023-2025 Performance Periods at Threshold, Target and Stretch TBV+D Growth Rate levels of 12%, 30% and 48%, respectively, which represented higher Target and Stretch TBV+D Growth Rate goals than in prior years. The Award Percentage for performance at the Stretch level was increased to 150% of Target Amounts for awards for the 2022-2024 and 2023-2025 Performance Periods as compared to 125% in prior years.

All awards listed in the table are subject to the Committee's clawback policy described above under the caption "Incentive Compensation Clawback Policy."

Merger Performance Plan ("MPP"). During 2022, the Committee approved the MPP under which eligible executives and other associates of FCB and its affiliates may be offered opportunities to earn awards, payable in cash, based upon attainment of performance objectives related to mergers we engage in, including our merger with CIT. The primary purpose of the MPP is to motivate and reward associates who have significant involvement in and responsibility for post-acquisition processes by offering cash incentives that are dependent on the realization of benefits of acquisitions to our company and stockholders.

During January 2022, the Committee approved performance award opportunities for our NEOs, other than Mrs. Alemany, for the 2022 Performance Period in specified Target Amounts, subject to approval of the MPP plan document. The awards could be earned based on the attainment of performance objectives related to our acquisition of CIT, which included the timely achievement of pre-established conversion and integration milestones with respect to the operations of CIT and its bank subsidiaries, CIT Bank, N.A., OneWest Bank and Mutual of Omaha Bank, into FCB, and the realization of merger cost savings and synergies, as well as individual performance. Under the plan, the Committee can reduce or eliminate the amount of an award by applying negative discretion, including an award that would otherwise be earned and payable under the terms of the plan.

On December 31, 2022, the 2022 Performance Period ended, and during February 2023, the Committee approved payments to participants based on the Committee's assessment of the attainment of the performance objectives and individual responsibilities for and contributions to the consolidation and integration process. Each NEO-participant received payment of the Target Amount of his or her award opportunity. The amounts of those payments made to our NEO-participants are included in the aggregate amounts listed on the 2022 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 6 to that table. During February 2023 the Committee also approved performance award opportunities under the MPP for the 2023 Performance Period tied to continued achievement of conversion milestones, realization of remaining merger cost savings, and leveraging of merger synergies and benefits, as well as individual performance. Additional information regarding the MPP and awards approved under it is contained in the narrative discussion under the caption "Executive Compensation — Grants of Plan-Based Awards."

The table below lists the Target Amounts of MPP award opportunities approved for the 2022 Performance Period, as well as MPP award opportunities approved during February 2023 for the 2023 Performance Period.

Performance Period	Mr. Holding	Mr. Nix	Mrs. Bryant	Mr. Bristow
2022	$3,820,000	$1,510,000	$2,180,000	$2,180,000
2023	1,010,000	472,500	490,000	690,000

Bonuses. From time to time the Committee may consider and recommend, and the Boards of Directors may approve, payment of a discretionary cash bonus to one or more executive officers based on particular performance or achievement considerations or other factors related to the retention of motivated and talented executive officers. No discretionary bonuses were paid for 2022 to any of our NEOs, with the exception of Mrs. Alemany, whose employment agreement provides for a cash bonus of $6,850,000 at the conclusion of each 12-month period during the 2-year term of the agreement in lieu of participation in our LTIP. In connection with the merger we also made a one-time payment of $1,850,000 to Mrs. Alemany in lieu of a payment under CIT's 2021 short-term incentive plan. Those payments to Mrs. Alemany for 2022 are included on the 2022 line of the "Bonus" column of the Summary Compensation Table and are separately listed in Footnote 4 to that table.

Non-Qualified Deferred Compensation Plans

During February 2021, the Committee recommended, and FCB's Board approved, an unfunded, non-qualified deferred compensation plan (the "FCB 2021 Plan") that permits plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of up to 80% of their base salaries and certain eligible incentive compensation, including LTIP award payments. FCB credits participants' deferred amounts with deemed investment gains, and deducts deemed investment losses, based on hypothetical investment options selected by the participants from a menu of investment options which are used only for purposes of measuring the amounts to be added to or deducted from participants' accounts. With the exception of a money-market fund available to FCB 2021 Plan participants which, due to limitations on the operational capabilities of our plan record keeper, was different from the substantially similar money market fund offered to participants in our Section 401(k) plans, during 2022 each of the deemed investment options available to participants in the FCB 2021 Plan also was available to Section 401(k) plan participants for the investment of their accounts under those plans. The FCB 2021 Plan does not provide for FCB to make any additional or discretionary contributions to participants' plan accounts. Mr. Nix, Mrs. Bryant and Mr. Bristow were participants in and deferred compensation under the FCB 2021 Plan during 2022. Mr. Holding is eligible to participate in the FCB 2021 Plan but has not elected to defer any compensation and does not have an account balance under the plan. Mrs. Alemany was not eligible to participate in 2022.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, non-qualified deferred compensation plans (the "FCB-SC Plans") in which various officers of FCB-SC were participants. In connection with that merger, FCB agreed to assume, pay interest on (at the fixed interest rates provided for in the FCB-SC Plans), and distribute plan participants' accounts in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans, and FCB does not make any additional or discretionary contributions to the accounts of participants in the FCB-SC Plans. Mr. Nix and Mr. Bristow each have accounts under both of the FCB-SC Plans, and a portion of the interest credited to each of their accounts for 2022 was considered to be "above market" under the SEC's disclosure rules and is included in their amounts listed under the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column of the Summary Compensation Table and described in footnotes to that table.

Additional information about the above three plans, including amounts deferred by Mr. Nix, Mrs. Bryant and Mr. Bristow and deemed net investment losses deducted from their accounts during 2022 under the FCB 2021 Plan, interest credited to Mr. Nix's and Mr. Bristow's FCB-SC Plan accounts for 2022, and their respective year-end account balances under all three plans, is contained in this proxy statement under the caption "Executive Compensation — Non-Qualified Deferred Compensation."

Retirement Plans

We currently maintain the following qualified plans under which retirement benefits are provided to our NEOs and other associates:

- defined benefit pension plans, including our plan and separate plans previously maintained by FCB-SC and CIT that FCB continues to maintain and administer to provide benefits to FCB-SC's and CIT's former officers and associates who are participants in those plans;

- a legacy Section 401(k) defined contribution plan; and

- an enhanced Section 401(k) defined contribution plan.

During 2007, changes were made to our and FCB-SC's retirement plan programs that were designed to reduce the volatility of our pension plan expense, while preserving the competitive retirement benefits we provide to our associates. The changes included the retention of pension and Section 401(k) plans as they existed at the time the changes were made (the "legacy plans"), and the addition of "enhanced" Section 401(k) plans. Associates of FCB and FCB-SC hired after the changes were made would participate only in the enhanced Section 401(k) plans and would not become participants in the pension plans. Eligible associates hired before the changes made one-time elections to:

- continue to participate in the pension and legacy Section 401(k) plans; or

- participate only in the enhanced Section 401(k) plans rather than the legacy Section 401(k) plans, in which case they would continue to be participants in the pension plans, but their pension plan benefit service would be frozen and no further benefits would accrue (although under FCB's pension plan participants receive credit for increases in compensation even if plan benefit service credit is frozen).

FCB's, FCB-SC's and CIT's pension plans continue to exist as separate plans. CIT's Section 401(k) plan remained in effect as a separate plan for CIT's former employees during 2022, but it was merged into, and participants' accounts were transferred to, our enhanced Section 401(k) plan effective January 1, 2023. FCB-SC's legacy and enhanced Section 401(k) plans were merged into FCB's corresponding plans following that merger.

At the time of the plan changes in 2007, Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow were pension plan participants and each elected to remain in the legacy plans. During 2022, Mrs. Alemany, who was first employed in 2022 in connection with our merger with CIT, participated in CIT's Section 401(k) plan. She is not a participant in any of the pension plans.

Further information about the terms of the defined benefit pension plans in which NEOs, other than Mrs. Alemany, participate (including the calculation of benefits under the plans), as well as our legacy and enhanced Section 401(k) plans (including the calculation of matching contributions), is contained in this proxy statement under the caption "EXECUTIVE COMPENSATION — Retirement Benefits and Separation from Service Payments."

Non-Qualified Separation from Service Agreements

FCB has non-qualified separation from service agreements with Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow and certain of our other executive officers that were entered into before our LTIP was approved in 2014. The agreements provide for payments for a period of 10 years following a separation from service that occurs no earlier than an agreed-upon age. No new agreements have been entered into since our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Mrs. Alemany does not have a separation from service or similar agreement, other than her employment agreement described below under the caption "EXECUTIVE COMPENSATION — Employment Agreement with Ellen R. Alemany."

When originally approved, the agreements were intended to help us retain and reward the long-term service of key officers within our organization, and to assure their continued loyalty following a separation from service. Because payments will be made to the officers only if they continue in FCB's employment until their specified ages, the Committee believed the agreements were consistent with our objective of encouraging and rewarding long-term service and loyalty. The Committee also believed the additional long-term benefit provided to our NEOs under the agreements enhanced our compensation program by mitigating to some degree its lack at that time of any incentive compensation plan or any equity-based compensation. In return for payments, each officer is obligated to provide limited consultation services to, and not to compete against, FCB during the payment period. Further information about the terms of the agreements is contained in this proxy statement below under the caption "EXECUTIVE COMPENSATION — Retirement Benefits and Separation from Service Payments."

The amounts of payments provided for in the agreements are calculated as percentages, ranging from approximately 20% to approximately 45%, of the officers' base salary rates at the time their agreements were approved. In the past, from time to time the agreements have been amended to change the amounts and/or percentages used to calculate payment amounts in order to reflect increases in officers' base salaries, but there have been no adjustments to agreements with any of our current NEOs since 2011, and no further adjustments to those agreements currently are contemplated.

Personal Benefits

We do not provide an extensive array of perquisites or personal benefits to our executive officers beyond those benefits (including individual and family group insurance coverages) that are available generally on the same terms to all our associates. However, for the convenience of our NEOs, or under our risk management program, or for other specific purposes, from time to time certain of our NEOs do receive, or are deemed to have received, other benefits that are not directly related to the performance of their duties as executive officers or that otherwise confer a benefit that has a personal aspect. Also, during 2022, and as further described below, we provided certain benefits to Mrs. Alemany pursuant to the terms of her employment agreement. As part of its review of our NEOs' overall compensation each year, the Committee reviews all personal benefits being provided or proposed to be provided to executive officers, and it recommends to the Boards of Directors whether those benefits should be approved or continued. Benefits that certain of our NEOs received, or were deemed to have received, during 2022 included:

- maintenance and monitoring of security systems in Mr. Holding's, Mr. Nix's, Mrs. Bryant's and Mr. Bristow's residences under our risk management program;

- services of staff personnel that we attribute to Mr. Holding's personal activities; and

- benefits described below provided to Mrs. Alemany.

Since 2005, our Boards of Directors have maintained a policy under which FCB will, as deemed advisable, install, maintain and monitor security systems in the homes of certain executive officers. The Boards believe the safety of our key executive officers is a business concern, and they approved the policy as part of our risk management program. Under the policy, each officer in whose home FCB installs a security system agrees to purchase that equipment from FCB, at its depreciated book value, following retirement or other termination of employment. FCB periodically replaces or upgrades the security systems in residences as technology improves or the systems age. FCB's annual expenditures associated with the installation (including replacement), maintenance and monitoring of each officer's security system is treated as a personal benefit to that officer.

We monitor our NEOs' utilization of the services of administrative personnel. To the extent an associate may, from time to time, provide services that relate to an NEO's personal activities, we estimate the staff time devoted to those services and treat a portion of our compensation and benefits expense related to the associate as a personal benefit to that NEO, and those expenses are treated as taxable income to the NEO.

Mrs. Alemany's employment agreement provides that, during its term, FCB would provide her with the use of a car and the services of a driver to facilitate her business-related travel on an as-needed basis. That arrangement ended during April 2022. Our full compensation and benefits expense related to the driver, and our incremental cost associated with Mrs. Alemany's use of the car for other than business purposes, is allocated to her as a personal benefit for 2022.

FCB maintains three corporate apartments, including two apartments in a building owned by FCB in Columbia, South Carolina, and one apartment in New York, New York, that was leased during March 2021 in anticipation of our merger with CIT. All of the apartments are available for use by executives for business purposes, with the New York apartment being used during 2022 primarily by our President, Peter Bristow, whose duties overseeing the operation and integration into FCB's operations of various of CIT's commercial business lines require frequent trips to the New York area to meet with staff. The apartments are provided as lodging for FCB executives during business trips and we monitor their use. If an apartment is used by an executive for personal purposes, we allocate to the executive, as a personal benefit, our aggregate incremental cost associated with each day of that personal use. There was no personal use of any of the apartments during 2022.

In the case of each of our NEOs other than Mrs. Alemany, we believe our incremental costs associated with personal benefits we provided during 2022 did not exceed an aggregate of $10,000. As a result, the costs of the benefits they received are not included in their 2022 compensation listed in the Summary Compensation Table. Our estimate of our aggregate incremental costs associated with Mrs. Alemany's personal benefits during 2022 was $51,312 and that amount is included in the aggregate amount shown on the 2022 line of the "All Other Compensation" column of the Summary Compensation Table. Our executive officers also are covered by a directors and officers liability insurance policy paid for by FCB, and we also provide each executive officer with group life, health, medical and other insurance coverages for themselves and their spouses and families on the same terms, including cost, as those coverages are provided to all full-time associates. We do not consider those insurance coverages to be perquisites and the cost of that insurance is not included in the Summary Compensation Table or in our calculation of the incremental cost of benefits provided to our NEOs.

EXECUTIVE OFFICERS

We consider our and FCB's officers who are listed below to be our current executive officers. Each current executive officer serves at the pleasure of the Boards until his or her removal, resignation, retirement, death or disqualification, or until his or her successor is duly elected and qualified.

Name and Age (1)	Member of Our Executive Leadership Team	Positions with FCB and Us
Frank B. Holding, Jr. 61	✓	FCB's and our Chairman since February 2009, and FCB's and our Chief Executive Officer since January 2008. Previously, Chief Executive Officer of our former subsidiary, IronStone Bank, from February 2009 to January 2011, and our and FCB's President from 1994 to February 2009. Employed by FCB since 1983.
Hope H. Bryant 60	✓	FCB's and our Vice Chairwoman since January 2011. Previously, President of our former subsidiary, IronStone Bank, from 2006 until January 2011, and FCB's Executive Vice President from 2002 until January 2011. Employed by FCB since 1986.
Peter M. Bristow 57	✓	FCB's and our President since November 2014. Previously, Executive Vice President and Chief Operating Officer of First Citizens Bancorporation, Inc. and President and Chief Operating Officer of First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014.
Craig L. Nix 51	✓	FCB's and our Chief Financial Officer since November 2014. Previously, Executive Vice President and Chief Financial Officer of First Citizens Bancorporation, Inc. and First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014.
Lorie K. Rupp 58	✓	FCB's and our Chief Risk Officer since March 2017. Previously, FCB's and our Chief Accounting Officer from 2013 to 2017; Consulting Director with KPMG, LLP from 2011 to 2013; Senior Vice President of Accounting and Finance of Regions Financial Corporation from 2008 to 2009; and Senior Vice President of Finance of Bank of America from 1990 to 2008. Employed by FCB since 2013.
Jeffery L. Ward 62	✓	FCB's and our Chief Strategy Officer since October 2014. Previously, Regional Executive Vice President of FCB from 2004 to 2014. Employed by FCB since 1992.
James S. Bryan 66		FCB's Executive Vice President since 2016 and Chief Credit Officer — General Bank since March 1, 2022. Previously FCB's Chief Credit Policy Officer from 2019 to 2022, Commercial Credit Executive from 2016 to 2019, and Regional Executive Vice President from 2007 to 2016. Employed by FCB since 1990.
Andrew Giangrave 53		FCB's Executive Vice President and Chief Credit Officer — Commercial since April 2022. Previously, CIT Bank, N.A.'s Senior Vice President from 2006 to 2022. Employed by FCB since January 2022 and, previously, by CIT since 2006.
Matthew G. T. Martin 43		FCB's and our Chief Counsel and Corporate Secretary since June 2021. Previously, United States Attorney, Middle District of North Carolina, from 2018 to 2021; Associate General Counsel, Duke Energy Corp from 2013 to 2018; and Partner with the law firm of Smith Anderson in Raleigh, N.C. until 2013. Employed by FCB since June 2021.

Name and Age (1)	Member of Our Executive Leadership Team	Positions with FCB and Us
West Ludwig 54		FCB's Executive Vice President and Chief Human Resources Officer since 2018. Previously, Senior Vice President, Human Resources for MZ, Inc. (internet gaming technology) from 2016 to 2018 and Executive Vice President, Human Resources for Fidelity Investments, Inc. (financial services) from 2008 to 2016. Employed by FCB since 2018.

(1) Ellen R. Alemany and Marissa J. Harney served as executive officers during 2022. Mrs. Alemany served as one of our and FCB's Vice Chairwomen until December 2022. She currently is employed by FCB as Special Advisor to our Chairman and Chief Executive Officer and continues to serve a member of our and FCB's Boards of Directors. Ms. Harney served as our and FCB's Chief Credit Officer until her retirement effective March 1, 2023.

EXECUTIVE COMPENSATION

Summary

The Summary Compensation Table below shows the cash and certain other compensation paid or provided by FCB to or deferred by our named executive officers listed in the table (our "NEOs") for 2022, 2021, and 2020. Our NEOs also serve as executive officers of FCB. They are compensated by FCB for their services as its officers, and they receive no separate salaries or other compensation from us. With the exception of an employment agreement we entered into with Ellen R. Alemany in connection with our merger with CIT effective January 3, 2022, that provides for the terms of her employment with us following the merger, all of our NEOs are employed on an "at will" basis and serve in their positions at the pleasure of our Board of Directors, and none of them has an employment agreement with us or FCB.

SUMMARY COMPENSATION TABLE

Name and Principal Position During 2022	Year	Salary (3)	Bonus (4)	Stock Awards (5)	Non-Equity Incentive Plan Compensation (3)(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (7)(8)	All Other Compensation (9)	Total
Frank B. Holding, Jr. (1)	2022	$ 1,010,000	$ -0-	$ -0-	$ 7,008,250	$ -0-	$ 13,725	$ 8,031,975
Chairman and	2021	1,010,000	1,500,000	-0-	3,046,365	60,063	13,050	5,629,478
Chief Executive Officer	2020	977,525	-0-	-0-	2,865,000	581,100	12,825	4,436,450
	2022	675,000	-0-	-0-	3,216,563	21,003	13,725	3,926,291
Craig L. Nix	2021	675,000	575,000	-0-	1,606,500	23,019	13,050	2,892,569
Chief Financial Officer	2020	629,250	-0-	-0-	1,500,000	312,185	12,825	2,454,260
Ellen R. Alemany (1)(2) Vice Chairwoman	2022	1,019,231	8,700,000	2,637,744	-0-	-0-	104,104	12,461,079
	2022	700,000	-0-	-0-	3,994,063	-0-	13,725	4,707,788
Hope H. Bryant (1)	2021	700,000	900,000	-0-	1,731,188	54,538	13,050	3,398,776
Vice Chairwoman	2020	671,125	-0-	-0-	1,625,000	426,481	12,825	2,735,431
	2022	700,000	-0-	-0-	3,994,063	40,847	13,725	4,748,635
Peter M. Bristow (1)	2021	700,000	900,000	-0-	1,731,188	65,503	13,050	3,409,741
President	2020	671,125	-0-	-0-	1,625,000	424,684	12,825	2,733,634

(1) Mr. Holding, Mrs. Bryant and Mr. Bristow each served as a member of our and FCB's Boards of Directors during each year, and Mrs. Alemany served as a member of the Boards during 2022, but none of them received any additional compensation for their services as directors.

(2) Mrs. Alemany was first employed on January 3, 2022, in connection with our merger with CIT. She served as Vice Chairwoman from January to December 2022, and currently serves as Special Advisor to our Chairman and Chief Executive officer.

(3) Salary and Non-Equity Incentive Plan amounts include the portions of each officer's base salary and LTIP awards paid by FCB that was deferred at the officer's election under our Section 401(k) plans and, in the case of Mr. Nix, Mrs. Bryant and Mr. Bristow, under FCB's 2021 non-qualified deferred compensation plan. Mrs. Alemany's salary includes $19,231 paid to her by FCB during 2022 for unused vacation pay which she would have been entitled to receive as an employee of CIT during 2021.

(4) The amount shown for Mrs. Alemany for 2022 reflects a guaranteed annual bonus in lieu of her participation in our LTIP ($6,850,000) paid to her pursuant to the terms of her employment, as described in the narrative discussion under the caption "Employment Agreement With Ellen R. Alemany," and an additional one-time payment ($1,850,000) that we agreed to pay her in connection with the merger in lieu of a payment under CIT's short-term incentive plan. The amounts shown for Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow for 2021 reflect discretionary "merger success" bonuses paid to them in connection with our transformational merger with CIT which more than doubled our assets to over $100 billion.

(5) Reflects the grant date fair value, computed in accordance with FASB ASC Topic 718, of restricted stock units ("RSUs") deemed to have been granted to Mrs. Alemany, due to modification of their vesting terms, upon the conversion, in accordance with the terms of our merger agreement with CIT, of an outstanding stock award covering shares of CIT common stock (granted to her by CIT before the merger) into RSUs covering shares of our Class A Common. The grant date fair value of the RSUs was determined based on the closing share price of the underlying shares of Class A Common on January 3, 2022, which was the effective date of our merger with CIT.

(6) Reflects the aggregate of amounts paid to NEOs (i) for each year with respect to awards under FCB's LTIP, as described in the narrative discussion under the caption "Long-Term Incentive Plan ('LTIP')." and, (ii) for 2022 only, with respect to award opportunities under FCB's MPP as described in the narrative discussion under the caption "Merger Performance Plan ('MPP')." The following table reflects amounts paid to each NEO, with the exception of Mrs. Alemany, under each plan for 2022. No payments were made to Mrs. Alemany for 2022 under either the LTIP or the MPP.

Plan	Mr. Holding	Mr. Nix	Mrs. Bryant	Mr. Bristow
LTIP	$ 3,188,250	$ 1,706,563	$ 1,814,063	$ 1,814,063
MPP	3,820,000	1,510,000	2,180,000	2,180,000

(7) Amounts in this column consist of two components, including:

- "Change in Pension Value," which represents the net aggregate amount of the increase, if any, for each year in (i) the actuarial present value of, for officers who are pension plan participants, those officers' accumulated benefits under defined benefit pension plans, and (ii) for officers who are parties to separation from service agreements with FCB, the present value of monthly payments that would be made under those agreements to the officers in the future for a period of 10 years following their separation from service at agreed-upon ages; and
- in the case of Mr. Nix and Mr. Bristow only, "Non-Qualified Deferred Compensation Earnings," which, as described in Footnote 8 below, represent amounts of interest paid on non-qualified deferred compensation that is considered to be "above market" under the SEC's disclosure rules.

"Change in Pension Value" amounts do not represent payments actually received by officers. As further described in the narrative discussion under the caption "Retirement Benefits and Separation from Service Payments," each year we determine present values of benefits and future payments under the pension plans and separation from service agreements as of December 31 in order to reflect the amounts of our future obligations to the named officers under the plans and those agreements in our consolidated financial statements. Future payments are projected based on a number of assumptions, including assumptions regarding future events (including, in the case of the pension plans, mortality assumptions), and we discount the projected future payments to present values using a rate of interest calculated by a third party based on a theoretical portfolio of high quality corporate bonds that would be sufficient to provide for projected payments under the pension plans and agreements. Under financial and pension accounting principles, those assumptions and the discount rates change from time to time. In general, the present value of an officer's future payments increases as the officer grows older and the time before the commencement of those payments decreases. The present values also increase if the discount rate used in the calculation decreases from one year to the next, and they decrease if the discount rate increases. Changes in the other assumptions we use also can result in increases or decreases in present values. The discount rates used for calculating the present values for each year covered in the table below were, for 2022, 5.57% for the pension plans and 4.73% for the separation from service agreements, 3.04% for both plans for 2021, and 2.76% for both plans for 2020. For 2022, aggregate present values at December 31 decreased as compared to the amount at December 31 of the prior year resulting primarily from an increase in the discount rates used in determining present values (as compared to the rates used for 2021), offset somewhat by the one-year decrease in the time remaining before the commencement of payments. As provided in the SEC's disclosure rules, the net decrease in aggregate present values for each NEO is reflected as $-0- in the Summary Compensation Table. For 2021, aggregate present values at December 31 increased by a lesser amount than in prior years, or, in the case of separation from service agreements, decreased, resulting primarily from an increase in the discount rates used in determining present values (as compared to the rate used for 2020), offset somewhat by a one-year decrease in the time before commencement of payments. For 2020, aggregate present values at December 31 increased as compared to the amounts at December 31 of the preceding year, resulting primarily from a decrease in the discount rates used in determining present values (as compared to the rates used for 2019), combined with a one-year decrease in the time before commencement of payments. Present value amounts could increase or decrease in future years if discount rates decrease or increase or there are changes in other assumptions. The separate increases or decreases for each officer under the pension plans and the separation from service agreements for 2022, 2021 and 2020, are listed in the following table.

	F. B. Holding, Jr.	C. L. Nix	E. R. Alemany (a)	H. H. Bryant	P. M. Bristow
2022					
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ (433,317)	$ (355,382)	(b)	$ (489,873)	$ (441,347)
Increase (decrease) in present value of future monthly payments under separation from service agreements	(340,295)	(152,171)	(b)	(152,438)	(187,793)
Aggregate increase (decrease)	$ (773,612)	$ (507,553)	(b)	$ (642,311)	$ (629,140)
2021					
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 63,624	$ 21,434	—	$ 60,926	$ 42,371
Increase (decrease) in present value of future monthly payments under separation from service agreements	(3,561)	(17,770)	—	(6,388)	(14,510)
Aggregate increase (decrease)	$ 60,063	$ 3,664	—	$ 54,538	$ 27,861
2020					
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 270,262	$ 191,328	—	$ 299,648	$ 249,288
Increase (decrease) in present value of future monthly payments under separation from service agreements	310,838	103,021	—	126,833	140,708
Aggregate increase (decrease)	$ 581,100	$ 294,349	—	$ 426,481	$ 389,996

    (a) Mrs. Alemany was first employed on January 3, 2022, in connection with our merger with CIT.

    (b) Mrs. Alemany is not a participant in a pension plan and is not a party to a separation from service agreement.

(8) In addition to their "Change in Pension Value," the amounts listed in this column of the Summary Compensation Table for 2022, 2021 and 2020 for Mr. Nix and Mr. Bristow include "Non-Qualified Deferred Compensation Earnings" which represent portions of the interest accrued by FCB to their accounts each year under non-qualified deferred compensation plans it assumed from FCB-SC in 2014 that is considered to be "above market" (for 2022, $21,003 for Mr. Nix, and $40,847 for Mr. Bristow). Those "above market" amounts equal the portions of total interest FCB credited to each officer's accounts each year at the fixed interest rate provided for in the plans that exceed the amounts that would have been accrued at rates equal to 120% of the Internal Revenue Service's "applicable federal rates" for the months during which the actual fixed accrual rate was set. Interest credited to their accounts that is not considered to be "above market" is not included in the table. None of our other NEOs had any "Non-Qualified Deferred Compensation Earnings" for any year in the table, and none are included in their amounts listed in this column. Additional information regarding our NEOs' participation in non-qualified deferred compensation plans during 2022 is contained in the narrative discussion under the caption "Non-Qualified Deferred Compensation."

(9)   The following table describes each officer's "Other Compensation" for 2022.

Description	Frank B. Holding, Jr.	Craig L. Nix	Ellen R. Alemany	Hope H Bryant	Peter M. Bristow
FCB's matching contributions under Section 401(k) plans (a)	$ 13,725	$ 13,725	$ 8,867	$ 13,725	$ 13,725
FCB's additional profit sharing contributions under Section 401(k) plans (a)	—	—	6,100	—	—
Estimates of FCB's aggregate incremental costs related to personal benefits (b)	—	—	51,312	—	—
Dividends accrued on unvested RSUs (c)	—	—	37,825	—	—
Total Other Compensation	$ 13,725	$ 13,725	$ 104,104	$ 13,725	$ 13,725

(a)   Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow participate in our legacy Section 401(k) plan and, as a result, received FCB's matching contributions to their accounts during 2022 but did not receive additional profit sharing contributions. During 2022, Mrs. Alemany participated in CIT's Section 401(k) plan and FCB made matching contributions and a profit sharing contribution to her account under that plan as described below under the caption "Section 401(k) Plans."

(b)   From time to time our executive officers, including our NEOs in the table above, receive or may be deemed to have received various personal benefits from FCB. The amount shown for Mrs. Alemany reflects FCB's estimate of its aggregate incremental cost of personal benefits provided to her during 2022 pursuant to the terms of her employment agreement. Those benefits included FCB's incremental expenses associated with her personal use of a car provided by FCB for her use primarily for business purposes ($1,181), and FCB's compensation expense associated with a driver assigned to her ($50,131), from January to April 2022. We believe FCB's aggregate incremental cost associated with personal benefits provided during 2022 to each of our other four NEOs listed in the table did not exceed $10,000 and, for that reason, no amount for personal benefits is included for any of them in the table above or in the "All Other Compensation" column in the Summary Compensation Table. FCB also provides each of our executive officers with group life, health, medical and other insurance coverages for themselves and their spouses and families on the same terms as those coverages are provided to all full-time employees. The cost of that insurance is not included in the table. Additional information regarding personal benefits is contained in the discussion under the heading "Compensation Discussion and Analysis."

(c)   Under the terms of stock awards previously awarded to Mrs. Alemany by CIT that were converted into RSUs covering shares of our Class A Common in connection with our merger with CIT on January 3, 2022, dividends we pay on our Class A common are credited to unvested shares covered by her awards and are paid to her as the shares become vested. Dividends credited to unvested shares will be forfeited if the related award is forfeited before vesting. The amount listed in the table reflects the aggregate amount of dividends credited during 2022 on unvested shares covered by Mrs. Alemany's RSUs.

Employment Agreement with Ellen R. Alemany

Concurrent with the execution of our merger agreement with CIT on October 15, 2020, we agreed to employ CIT's then current Chairwoman and Chief Executive Officer, Ellen R. Alemany, and we entered into a two-year employment agreement with her, effective upon consummation of the merger. Mrs. Alemany's term of employment began when the merger became effective on January 3, 2022.

The employment agreement provides for annual base salary of $1,000,000 and, in lieu of participation in our LTIP, a guaranteed annual bonus of $6,850,000 at the conclusion of each 12-month period during the term.

Additionally, subject to her continued employment, she will receive a retention bonus of $13 million payable in a lump sum following the second anniversary of consummation of the merger, conditioned upon her execution of a release of all claims (which will be in lieu of any amounts she would have been entitled to receive upon any qualifying termination of employment under the CIT Employee Severance Plan or any other severance arrangements with CIT or FCB).

During 2022 following the merger, Mrs. Alemany served as our and FCB's Vice Chairwoman, reporting to our Chairman and Chief Executive Officer, and served on our and FCB's Boards, with duties related to the transition and integration of CIT's and FCB's businesses. Under the agreement, if she and our Chairman and Chief Executive Officer mutually agreed that the integration of CIT into FCB's operations was successfully assured such that her services as Vice Chairwoman were no longer necessary, she would be removed from that position, after which her employment would continue for the remainder of the two-year term as a Special Advisor to our Chairman and Chief Executive Officer but she would resign from our and FCB's Boards. Effective during December 2022, and pursuant to agreement with our Chairman and Chief Executive Officer as described above, Mrs. Alemany ceased to serve as Vice Chairwoman and an executive officer. However, in consideration of the value to the Board of her past experience with large financial institutions, our Compensation, Nominations and Governance Committee recommended to the Board that she continue serving as a director, and our Board has nominated her for reelection as a director at the Annual Meeting. During 2023 she will continue to serve as an employee of FCB and Special Advisor to our Chairman and Chief Executive Officer pursuant to her employment agreement.

Mrs. Alemany is eligible for benefits from FCB on the same basis as other former employees of CIT, and vacation, holiday and personal leave in accordance with FCB's plans and policies that apply to all of its associates. The employment agreement provides that, during its term, FCB also will provide Mrs. Alemany with a car and driver to facilitate her business-related travel on an as-needed basis, and first-class business air travel arrangements for her business-related travel, and she will be allowed to continue to use the office location at which she worked prior to consummation of our merger with CIT or, if FCB has ceased to maintain that office location, FCB will provide her a comparable location from which to work. Mrs. Alemany's access to the car and driver ended during April 2022.

If Mrs. Alemany's employment is terminated by FCB without "Cause" or "Special Cause," or if Mrs. Alemany terminates her own employment with "Good Reason," as those terms are defined below, she will continue to receive base salary and annual bonuses described in the agreement for its remaining term. She will remain entitled to receive the retention bonus if FCB terminates her employment without "Special Cause," she terminates her own employment with "Good Reason," or her employment terminates due to Mrs. Alemany's "Disability," as defined below, or death, conditioned on her (or in the event of her death, her estate's) execution of the release referenced above.

Under the agreement, the term "Cause" means (i) the commission of a misdemeanor involving moral turpitude or a felony; (ii) acts or omissions that cause or may reasonably be expected to cause material injury to FCB or its affiliates, vendors, customers, or business partners or is intended to result in personal gain; (iii) substantial and continuing refusal to perform assigned job responsibilities as Vice Chairwoman (other than by reason of physical or mental incapacity) after having been put on notice of the deficiency and given a reasonable time to cure; (iv) willful failure to comply with, or willful violation of, the material provisions of FCB's Code of Ethics; (v) acts or omissions, whether or not performed in the workplace, which preclude employment by FCB by virtue of Section 19 of the Federal Deposit Insurance Act; or (vi) violation of any federal or state securities or banking laws or regulations or the rules and regulations of any securities exchange or association The term "Special Cause" means (i) conviction of a felony involving moral turpitude committed at any time in connection with services to CIT or FCB, or (ii) willful misconduct at any time in connection with services to CIT or FCB that is materially and demonstrably economically injurious to FCB; however, no act or failure to act shall be deemed to be "willful" (A) unless it is done or omitted to be done in bad faith or (B) if the act is done or omitted to be done based on the direction of FCB's Board of Directors or Chief Executive Officer or on the advice of counsel to FCB. A termination for "Cause" or "Special Cause" shall not occur unless (a) FCB has provided written notice to Mrs. Alemany specifying in detail the alleged condition of Cause within 90 days of FCB's knowledge of such condition; and (b) if curable, Mrs. Alemany shall have failed to cure the alleged condition within ten days following her receipt of such written notice. Mrs. Alemany will have "Good Reason" to terminate her own employment if FCB breaches the terms of the agreement. "Disability" means a physical or mental inability to substantially perform her duties and responsibilities under the agreement, with or without reasonable accommodation, for a period of 90 days, whether or not consecutive, during any 365-day period, as determined in FCB's reasonable discretion.

Upon consummation of the merger, Mrs. Alemany held unvested stock awards previously granted by CIT covering an aggregate of 323,827 shares of CIT's common stock which, in the same manner as all other CIT stock awards held by CIT's other officers, were converted into restricted stock units ("RSUs") covering an aggregate of 20,080 shares of our Class A Common and having the same terms as the converted CIT awards, with the exception of performance-based conditions that applied to one CIT stock award which, pursuant to the terms of the merger agreement, were considered to have been satisfied at the time of the merger. All RSUs vest over time in accordance with the terms of the converted CIT awards; provided that, to the extent not previously vested, all outstanding RSUs will immediately vest in full upon FCB's termination of Mrs. Alemany's employment without Special Cause, her Disability or death, her retirement under the terms of an applicable award agreement, or her termination of her own employment at the end of the term of the employment agreement or sooner with Good Reason.

In addition to the employment agreement, Mrs. Alemany executed and delivered a non-competition, non-solicitation, and confidentiality agreement that will generally prohibit her from competing with FCB during and for the two-year period following termination of her employment.

Grants of Plan-Based Awards

During 2022, various plan-based award opportunities were approved, or deemed to have been granted, to the NEOs listed in the Summary Compensation Table. Those awards are listed in the table below and are further described in the paragraphs following the table.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock Awards
		Threshold	Target	Stretch		
Frank R. Holding, Jr.	01/25/2022 (1)	$ 2,398,750	$ 4,797,500	$ 7,196,250	—	—
	05/05/2022 (2)	—	3,820,000	—	—	—
Craig L. Nix	01/25/2022 (1)	1,096,875	2,193,750	3,290,625	—	—
	05/05/2022 (2)	—	1,510,000	—	—	—
Ellen R. Alemany	01/03/2022 (3)	—	—	—	3,068 (3)	$ 2,637,744 (4)
Hope H. Bryant	01/25/2022 (1)	1,400,000	2,800,000	4,200,000	—	—
	05/05/2022 (2)	—	2,180,000	—	—	—
Peter M. Bristow	01/25/2022 (1)	1,400,000	2,800,000	4,200,000	—	—
	05/05/2022 (2)	—	2,180,000	—	—	—

(1) Awards were granted on January 25, 2022, under FCB's LTIP for the 2022-2024 Performance Period. See "Long-Term Incentive Plan ('LTIP')" below. "Threshold," "Target" and "Stretch" amounts reflect the amounts of the LTIP awards that may be paid to each NEO at "Threshold" (i.e., minimum), "Target" and "Stretch" (i.e., maximum) levels of performance during the 2022-2024 Performance Period in relation to goals set by the Committee for the awards. The amounts payable at the Target level of performance ("Target Amount") were based on percentages of the officers' 2022 base salary rates as follows: Mr. Holding – 475%; Mr. Nix – 325%; Mrs. Bryant – 400%; and Mr. Bristow – 400%. At the end of the Performance Period, payments may be made to the officers equal to 50%, 100% and 150% of their Target Amounts for performance at the Threshold, Target and Stretch levels, respectively. If performance over the Performance Period exceeds the Threshold level but not the Target level, or exceeds the Target level but not the Stretch level, the amount earned by each NEO will be interpolated by the Committee. Stretch amounts are the maximum amounts that may be paid for the 2022-2024 Performance Period. Under her employment agreement, Mrs. Alemany receives annual bonuses provided for in the agreement and is not a participant in the LTIP. As a result, no LTIP award was granted to Mrs. Alemany for the 2022-2024 Performance Period.
(2) Award opportunities were approved during January 2022 for the 2022 Performance Period, subject to approval of the formal MPP document, which occurred on May 5, 2022. See "Merger Performance Plan ('MPP')" below. The "Target Amounts" of the NEOs' awards reflect the amounts that could be paid to them if Performance Goals for the awards were determined to have been satisfied at the end of the Performance Period. No MPP awards were approved for Mrs. Alemany.
(3) Upon consummation of our merger with CIT effective January 3, 2022, Mrs. Alemany held unvested stock awards covering an aggregate of 323,827 shares of CIT common stock previously granted to her by CIT under its 2016 Omnibus Incentive Plan and which, in accordance with the terms of our merger agreement with CIT, and along with similar awards held by all other CIT officers, were converted into RSUs covering numbers (calculated based on the merger exchange ratio) of shares of our Class A Common. With the exception of the one award listed in the table above, the terms of Mrs. Alemany's RSUs covering our Class A Common, including vesting schedules, are the same as the terms of the converted CIT stock awards. In the case of the award listed in the table, in addition to the requirement of continued service until the vesting date, the terms of the award included performance-based vesting conditions which, in accordance with the terms of the merger agreement, were considered to have been satisfied upon consummation of the merger. Because of that modification, the RSUs listed in the table are deemed to have been granted by us on January 3, 2022. See "Restricted Stock Units ('RSUs')" below. Mrs. Alemany is the only NEO who holds any RSUs or other equity-based award.
(4) Reflects the fair value of the RSUs computed in accordance with FASB ASC Topic 718 as of the date Mrs. Alemany's CIT equity award was converted into RSUs covering our Class A Common (its deemed "Grant Date").

Long-Term Incentive Plan ("LTIP"). Under FCB's LTIP, eligible associates of FCB and its affiliates may be offered opportunities to earn awards stated as percentages of their base salary rates, and payable in cash, based upon attainment of objective performance goals. The LTIP is intended to promote a closer alignment of the participants' interests with our corporate interests and the long-term interests of our stockholders, and to encourage participants' efforts to enhance our efficiency, profitability, growth and value. Each year our Compensation, Nominations and Governance Committee considers the grant of new awards under the LTIP. Awards granted each year have provided for payments based on performance goals measured over stated periods of time ("Performance Periods") which generally have been specified as three calendar years. As reflected in the table above, during January 2022, the Committee approved the grant of awards to four of the NEOs listed in the table for a new, three-year 2022-2024 Performance Period.

The LTIP is administered by our Compensation, Nominations and Governance Committee, which selects associates to whom awards will be granted. All salaried associates who are considered to be in the "Executive Career Level," as defined by FCB's Career Framework, are eligible to participate in the LTIP.

In general, when the Committee grants awards under the LTIP, it establishes the Performance Period during which performance will be measured, establishes one or more specific written performance objectives and specific goals for each participant and/or for each group of participants for that Performance Period, and assigns to each participant a target award (a "Target Amount") for the Performance Period. Performance Periods may be coincident with one or more of our fiscal years, or any portions thereof, and to date they have been overlapping. Each participant may earn a percentage set by the Committee at the time of grant (the "Award Percentage," which may exceed or be less than 100%) of his or her Target Amount based on the extent of attainment of the performance goals established by the Committee for the relevant Performance Period. However, for awards granted prior to 2022, the maximum amount that may be paid to any one participant in any one year under the LTIP is $7 million. During January 2022, the Committee recommended, and the Boards approved, an amendment to the LTIP which, among other things, increased the maximum payment amount to $10 million to any one participant for awards granted beginning in 2022. The Committee also modified its standard form of award agreement to impose non-solicitation and nondisclosure obligations on participants as conditions to awards beginning in 2022. The non-solicitation obligations cover the term of each participant's employment and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant will generally be prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant, or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions will require the participant to maintain the confidentiality of all of FCB's business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment.

Performance objectives under the LTIP may be based on individual, business unit/function, and/or corporate performance, or any combination thereof. If a participant's performance goals are based on a combination of performance criteria, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. The Committee also may apply other or non-objective performance criteria for participants to the extent permitted, or not prohibited, by applicable law and regulations. The targeted levels of performance with respect to performance objectives may be established at such levels and on such terms as the Committee in its discretion may determine, including but not limited to on an absolute basis, in relation to performance in a prior Performance Period, and/or relative to one or more peer group companies or indices, or any combination thereof, and performance objectives may be calculated without regard to extraordinary items. The Committee may adjust awards as appropriate for partial achievement of goals or other factors, and may interpret and make necessary and appropriate adjustments to performance goals and the manner in which goals are evaluated.

Performance objectives are required to be established by the Committee no more than 90 days after the commencement of the Performance Period to which the objectives relate and before 25% of the relevant Performance Period has elapsed. As soon as practicable after the end of a Performance Period, the Committee will determine whether performance goals for the period were met and, if so, at what level of achievement, under specific formulae established for the period. If performance goals are met, the Committee will determine the amount of each participant's Target Amount that has been earned and will be paid. The Committee has unilateral discretion to reduce or eliminate the amount of an award, including an award otherwise earned and payable under the LTIP.

The Committee has discretion to determine whether awards will be paid or forfeited in the event of a participant's termination of employment before the end of a Performance Period or prior to payment of the awards. If a participant dies, retires, becomes disabled, is assigned to a different position, is granted a leave of absence, or another similar event occurs, or if the participant's employment is otherwise terminated (except for cause) by us during a Performance Period, a pro rata share of the participant's award based on the period of actual participation may be paid to the participant, at the Committee's discretion, after the end of the Performance Period if and to the extent that it would have become earned and payable had the participant's employment status not changed.

Our Board of Directors may amend, discontinue or terminate the LTIP in whole or in part at any time, subject to stockholder approval of any amendments if required by applicable laws, rules or regulations and to participant consent if any such action may adversely affect any award earned and payable under the LTIP at that time. However, the Committee has unilateral authority to amend the LTIP and any award (without participant consent) to the extent necessary to comply with applicable laws, rules or regulations or changes to applicable laws, rules and regulations, as well as to reduce or eliminate an award. The Committee also may adjust or modify the terms of awards, performance objectives or performance calculations (i) in the event of a large, special and non-recurring dividend or distribution, or a recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, forward or reverse split, stock dividend, liquidation, dissolution or other similar corporate or strategic transactions, or in recognition of any other unusual or nonrecurring event or extraordinary item affecting us or our financial statements, or (ii) in response to changes in applicable laws and regulations, accounting principles and tax rates, or changes in business conditions or the Committee's assessment of our business strategy. In addition, the Committee's authority to grant awards and authorize payments under the LTIP does not restrict its authority, and the Board reserves the right, to grant compensation under other compensation plans or programs, grant discretionary bonuses, or otherwise pay compensation, to any officers and associates.

As described under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Incentive Compensation Clawback Policy," payments of awards under the plan are subject to the Committee's Incentive Compensation Policy under which the Committee may, at its discretion, and under specified circumstances, require any current or former associate, including an executive officer, to forfeit future incentive payments, or to repay all or any portion of any previously paid performance-based compensation, including payments for LTIP awards.

Under the awards granted during January 2022 that are listed in the table above, a percentage of the Target Amount of each award could be earned at the end of its Performance Period based on the extent to which we have attained performance goals set for the awards. As has been the case with all previous awards, the performance goals for the awards were based on growth in the tangible book value per share ("TBV") of our common stock, plus cumulative dividends per share ("D") paid, over the 2022-2024 Performance Period that applies to the awards (the "TBV+D Growth Rate"). However, to account for the future impact of the CIT merger on the attainability of performance goals, for the 2022-2024 awards the Committee increased Target and Stretch TBV+D Growth Rate goals to 30% and 48%, respectively, as compared to 24% and 36% for awards granted during previous years. Our tangible book value per share on each measurement date is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the total outstanding shares of both classes of our common stock. The TBV+D Growth Rate is determined according to the following formula: TBV at the end of the Performance Period, minus TBV at the beginning of the Performance Period, plus cumulative dividends paid on the stock during the Performance Period, divided by TBV at the beginning of the Performance Period, subject to adjustments the Committee is authorized by the terms of the LTIP to make to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period (such as acquisitions and share repurchases) that may have an immediate impact on TBV but which the Board believes will be beneficial to stockholders in future years. The Threshold, Target and Stretch performance levels set by the Committee for the awards granted in 2022 would result in Award Percentages of 50%, 100% and 150%, respectively, of the Target Amounts, which reflected an increase in the Award Percentage for performance at the Stretch level from the 125% set for prior years' awards. As a result, payment of awards at 100% of the Target Amount would require achievement of a higher TBV+D Growth Rate than for past awards, and attainment of the increased Stretch performance goal would result in payment of a higher percentage of the Target Amount than for past awards. In the table, the dollar amounts reflect the amounts that could be earned and paid at each performance level set by the Committee.

On December 31, 2022, the 2020-2022 Performance Period ended for awards granted during 2020, and during February 2023 payments were made to participants in the LTIP with respect to those three-year awards. The Threshold, Target and Stretch performance levels set by the Committee during 2020 for those awards were TBV+D Growth Rates of 12.0%, 24.0% and 36.0%. After making adjustments to eliminate the net positive effect on tangible book value of the CIT merger, to continue spreading the impact of intangible assets related to acquisitions and share repurchases during 2019 and 2020 over the three-year period following those transactions, and to eliminate the negative effect of share repurchases during 2022 (which will be spread over three years), that, in the aggregate, reduced the TBV+D Growth Rate, the Committee determined that our TBV+D Growth Rate for the Performance Period, as so adjusted, for the 2020-2022 Performance Period exceeded the Stretch performance level of 36.0%, and payments were made to LTIP participants at the maximum Award Percentage of 125% of Target Amounts. The amounts of those payments made to our NEOs for 2022 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 6 to that table.

Information regarding all outstanding awards under the plan currently held by our NEOs is contained in the discussion under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Long-Term Incentives."

Merger Performance Plan ("MPP"). The MPP was adopted by our joint Compensation, Nominations and Governance Committee (under authority delegated by the Boards of Directors) during May 2022 following consummation of our acquisition of CIT. Under the plan, eligible executives and other associates of FCB and its affiliates may be offered opportunities to earn awards payable in cash based upon attainment of performance objectives related to mergers we engage in, including our merger with CIT. The primary purpose of the MPP is to motivate and reward associates who have significant involvement in and responsibility for post-acquisition processes by offering cash incentives that are dependent on the realization of the benefits of mergers to our company and stockholders.

The MPP is administered by our joint Compensation, Nominations and Governance Committee. The plan authorizes the Committee to select associates as participants for whom awards will be approved, set the target amounts (the "Target Amount"), performance objectives, and other terms and conditions of each award, and specify the period during which achievement of performance objectives will be measured (the "Performance Period"). Executive career level and other associates who play a key role in merger integration processes are eligible to participate in the MPP. The Committee is authorized to establish, suspend or waive any rules for the administration, interpretation and application of the MPP and make any determination, and take any other action, that it considers necessary or desirable for the administration of the plan.

Performance objectives established by the Committee may include company performance goals, including successful completion of merger integration or business unit integration, achievement of conversion milestones, and individual performance, including individual contributions to merger integration goals during the Performance Period relative to others in a business unit, or a combination of those objectives. Where performance objectives are based on company and individual performance, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. Following the end of each Performance Period, the Committee will determine the extent to which performance objectives for that period have been achieved and the amount, if any, of the participants' Target Amounts that will be paid. Target Amounts of awards reflect the amounts that may be paid to participants if Performance Goals set by the Committee are determined to have been satisfied at the end of the Performance Period. At its discretion, the Committee may reduce or eliminate the amount of an award by applying negative discretion, including to an award that would otherwise be earned and payable under the terms of the plan. Award payments are made in cash in a lump sum, less required withholdings, and payment to a participant will be conditioned on his or her continued active employment on the payment date, subject to certain exceptions specified in the plan. The maximum amount that may be paid under the MPP to any one participant in any fiscal year may not exceed $5,000,000.

As described under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Incentive Compensation Clawback Policy," payments of awards under the MPP are subject to the Committee's Incentive Compensation Policy under which the Committee may, at its discretion, and under specified circumstances, require any current or former associate, including an executive officer, to forfeit future incentive payments, or to repay all or any portion of any previously paid performance-based compensation, including payments for MPP awards.

During January 2022, the Committee approved MPP award opportunities for the 2022 Performance Period, including the awards to four of our NEOs listed in the Grants of Plan-Based Awards table above, subject to formal approval of the MPP document, which occurred on May 5, 2022. Those awards could be earned based on the attainment of performance objectives related to our acquisition of CIT, including timely achievement of pre-established conversion and integration milestones with respect to the operations of CIT and its subsidiaries, CIT Bank, N.A., OneWest Bank, and Mutual of Omaha Bank, into FCB, and the realization of merger cost savings and synergies, as well as individual performance. The table above lists the Target Amounts that could be earned and paid based on attainment of performance objectives. On December 31, 2022, the 2022 Performance Period ended, and during February 2023, the Committee approved payments to participants with respect to those awards. The Committee determined that performance goals for 2022 were satisfied, and payments were made to MPP participants of the Target Amounts of their awards. The amounts of those payments made to our NEOs for 2022 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 6 to that table.

Restricted Stock Units ("RSUs"). Prior to consummation of our merger with CIT, Mrs. Alemany held stock awards covering an aggregate of 323,827 shares of CIT's common stock granted to her by CIT during 2019, 2020 and 2021 pursuant to CIT's 2016 Omnibus Incentive Plan. As provided in our merger agreement with CIT, upon consummation of the merger on January 3, 2022 the awards were converted (based on the merger share exchange ratio, and in the same manner as awards held by CIT's other officers) into RSUs covering an aggregate of 20,080 shares of our Class A Common having the same terms (except as described below) as the converted CIT awards. All of Mrs. Alemany's RSUs will vest, and the vested shares will be distributed to her, over time, subject to her continued service, in accordance with their terms, including the vesting schedules that applied to her CIT awards, and will vest in full upon an eligible termination of her employment as described above under the caption "Employment Agreement with Ellen R. Alemany." Under the terms of the RSUs, amounts of cash dividends that are paid on unvested shares of our Class A Common covered by the RSUs are accumulated and will be paid to Mrs. Alemany as shares become vested and are distributed to her. The vesting conditions of one of the converted CIT awards included performance-based conditions, in addition to the requirement of continued service, which, in accordance with the terms of our merger agreement with CIT, were considered to have been satisfied upon consummation of the merger. Because of that modification, the RSUs into which that CIT award was converted are considered to have been granted by us upon consummation of the CIT merger and are listed in the Grants of Plan-Based Awards table above.

The following table lists the numbers and market values of shares of Class A Common covered by all RSUs that became vested and were distributed to Mrs. Alemany during 2022.

OPTION EXERCISES AND STOCK VESTED

	Stock Awards	
Name	Number of Shares Acquired On Vesting (1)	Value Realized On Vesting (2)
Ellen R. Alemany	1,013	$ 766,385
	1,078	815,561
	1,192	901,808
	3,068	2,326,648

(1) Reflects the aggregate numbers of shares that became vested during 2022 under RSUs held by Mrs. Alemany.
(2) Reflects the aggregate market values of shares that became vested during 2022 under RSUs held by Mrs. Alemany (calculated based on the most recent closing price of Class A Common on the vesting dates).

The following table lists the numbers and market value of shares of Class A Common covered by unvested RSUs held by Mrs. Alemany on December 31, 2022.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Stock Awards	
Name	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested (5)
Ellen R. Alemany	1,078 (1)	$ 817,512
	2,382 (2)	1,806,414
	6,695 (3)	5,077,220
	3,574 (4)	2,710,379

(1) Vested 100% on March 1, 2023.
(2) Vested 50% on March 1, 2023, and vests 50% on March 1, 2024.
(3) Vests 100% on January 3, 2024.
(4) Vests 100% on March 1, 2024.
(5) Reflects the aggregate market value of unvested shares covered by each RSU on December 31, 2022 (calculated based on the closing price of Class A Common on December 30, 2022, which was the last trading day of 2022).

Retirement Benefits and Separation from Service Payments

We currently have three separate qualified defined benefit pension plans (including our original plan and two separate plans previously maintained by FCB-SC and CIT covering their former officers and associates) under which benefits are provided to plan participants following their retirement, and two separate Section 401(k) defined contribution plans under which plan participants may defer a pre-tax portion of their compensation for retirement and receive employer matching contributions to their accounts equal to a portion of their voluntary deferrals and, under one of the plans, additional profit sharing contributions to their accounts. CIT's Section 401(k) plan remained in effect during 2022 following the merger but was merged into our enhanced Section 401(k) plan effective January 1, 2023.

In addition, FCB has separation from service agreements with certain executive officers which provide for payments to the officers or their beneficiaries for a period of 10 years following their separation from service at specified ages or their deaths.

The following table provides information about benefits under the pension plans and the separation from service agreements for each of our NEOs.

PENSION BENEFITS
AND SEPARATION FROM SERVICE AGREEMENTS

Name (1)	Plan Name (2)	Number of Years Credited Service (3)	Present Value of Accumulated Benefit (4)(5)	Payments During Last Fiscal Year
	Pension plan	39	$1,531,201	$ -0-
Frank B. Holding, Jr.	Separation from service agreement	N/A	2,549,772	-0-
	Pension plan	23	577,963	-0-
Craig L. Nix	Separation from service agreement	N/A	442,523	-0-
	Pension plan	36	1,477,628	-0-
Hope H. Bryant	Separation from service agreement	N/A	916,915	-0-
	Pension plan	31	1,081,384	-0-
Peter M. Bristow	Separation from service agreement	N/A	834,963	-0-

(1) Mrs. Alemany is not listed in the table. She is not a participant in either of our pension plans and is not a party to a separation from service agreement.

(2) Mr. Holding and Mrs. Bryant are participants in and entitled to benefits under FCB's pension plan, and they are parties to separation from service agreements with FCB. Mr. Nix and Mr. Bristow are participants in and entitled to benefits under the pension plan previously provided by FCB-SC which FCB continues to maintain and administer to provide benefits to the former officers and associates of FCB-SC who are participants in that plan, and they are parties to separation from service agreements that were assumed by FCB from FCB-SC.

(3) Years of credited service under the pension plans are as of December 31, 2022. Payments under the separation from service agreements are not determined on the basis of years of credited service.

(4) The amounts shown for the pension plans reflect the actuarial present value of each officer's accumulated benefit as of December 31, 2022. Those amounts were determined using the same interest rate and mortality rate assumptions as were used for purposes of calculating our liability for future benefits in our consolidated financial statements. We used a discount rate of 5.57%, and we assumed that each officer will remain an active associate until, and will retire at, normal retirement age under the plans (65), and that each officer will elect to receive benefits based on a single life annuity. No pre-retirement decrements were applied.

(5) The amounts shown for the separation from service agreements reflect the present values, as of December 31, 2022, of future payments to be made to the officers under their respective agreements. Those amounts were determined using the same assumptions as were used for purposes of calculating our liability for future payments under the agreements in our consolidated financial statements. We used a discount rate of 4.73% and the monthly payment amounts called for by each officer's agreement (as in effect on December 31, 2022) that would be made to him or her (or his or her beneficiary) in the future over the ten-year payment term that begins six months and one week following separation from service at the officer's agreed-upon age or his or her death. In calculating those amounts, we assumed that each officer will remain an active associate until, and the officer's payments will begin after, the age specified in his or her agreement. As described in the discussion of these agreements under the heading "Compensation Discussion and Analysis," amounts of payments generally were calculated as a percentage of the officers' base salaries at the time their agreements were approved. The monthly payment amounts provided for under the named officers' agreements as of December 31, 2022 were as follows: Mr. Holding — $33,056; Mr. Nix — $9,240; Mrs. Bryant — $12,875; and Mr. Bristow — $13,451.

The pension plans, Section 401(k) plans and separation from service agreements are described below, and further information about them is provided in the discussion under the heading "Compensation Discussion and Analysis."

Pension Plans. FCB's qualified defined benefit pension plans in which NEOs, other than Mrs. Alemany, participate include its original plan and the plan previously provided by FCB-SC for its associates which FCB continues to maintain and administer to provide pension benefits for FCB-SC's former officers and associates who are participants in that plan. FCB's plans also include the qualified pension plan previously provided by CIT which FCB's continues to maintain to provide pension benefits to CIT's former officers and associates who are participants in that plan. Mrs. Alemany is not a participant in any of the pension plans.

The terms of FCB's and FCB-SC's plans, in which our NEOs, other than Mrs. Alemany, participate, are very similar. Each plan is a non-contributory final average pay plan. Monthly retirement benefits under the pension plans are computed as straight life annuities beginning at age 65 and are not subject to deductions for Social Security benefits or any other offset amounts. Normal retirement age under the plans is the later of age 65 or completion of five years of service. Under FCB's plan, early retirement is permitted for participants who have reached age 50 with at least 20 years of service, or age 55 with at least 15 years of service, while under FCB-SC's plan participants qualify for early retirement when they reach age 50 with at least 15 years of service, or age 55 with at least 10 years of service.

As described under the heading "Compensation Discussion and Analysis," participants in FCB's and FCB-SC's pension plans include only those eligible associates who were hired on or before specified dates during 2007 when FCB and FCB-SC restructured their respective pension plans and Section 401(k) plans. Participants in each of the pension plans on those dates could choose to continue to participate in their respective pension plan and "legacy" Section 401(k) plan, or they could choose to participate in an "enhanced" Section 401(k) plan. If they chose the enhanced Section 401(k) plan, they would continue to be participants in the pension plan, but their accrued pension plan benefit service was frozen and no further benefits would accrue (although under FCB's pension plan participants receive credit for increases in compensation even if plan benefit service credit is frozen).

Under both pension plans, a participant's benefit is based on his or her:

- "average monthly compensation," which is the participant's highest average monthly pensionable compensation for any five consecutive plan years of service within the last 10 completed years of service prior to retirement;

- in the case of participants who chose to continue in the pension plans and legacy Section 401(k) plans, years of "creditable service," which is the number of calendar years in which the participant completes 1,000 or more hours of service (and which, in the case of participants who elected to participate in the enhanced Section 401(k) plans, was frozen at the time of their election); and

- "covered compensation," which is the average of the participant's Social Security taxable wage base for each year during the 35-year period ending with the year in which the associate attains Social Security retirement age.

We do not grant extra years of service to participants under either pension plan for purposes of calculating benefits.

A participant's annual compensation covered by the plans includes base salary, overtime, any regular bonuses, and LTIP and MPP award payments. However, under the Internal Revenue Service's regulations, during 2022 the maximum amount of covered compensation that could be considered in determining a retiring participant's benefit was $305,000.

A participant's normal monthly benefit amount following retirement will be equal to:

- 1.2% of average monthly compensation multiplied by total plan years of creditable service, not to exceed 35 years if hired on or after January 1, 2005, or 40 years if hired before that date; plus

- 0.65% of average monthly compensation in excess of one-twelfth of covered compensation multiplied by total plan years of creditable service, not to exceed 35 years.

The maximum annual benefit that could be paid to a participant retiring under either plan during 2022 was $245,000. Participants may elect to receive retirement benefits in a joint and survivor annuity rather than a single life annuity. In those cases, the amount of the annual retirement benefit will be actuarially reduced. In cases of early retirement, a participant's annual retirement benefit is actuarially reduced by 5.0% for each year of the first 12 years, and 3.0% for each of the next three years, by which the starting date of the early retirement benefit precedes the participant's normal retirement date, unless the participant elects to defer receipt of benefits until he or she reaches age 65. In the case of participants whose employment continues after age 65, the annual retirement benefit calculated at normal retirement date, as well as the maximum permitted benefit amount, is actuarially increased to reflect the continuing accrual of benefits during their extended employment and the projected reduction in the number of their benefit payments.

On December 31, 2022, Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow were eligible for early retirement under the pension plans.

Non-Qualified Separation from Service Agreements. Under the separation from service agreements between FCB and certain executive officers, including Mr. Holding and Mrs. Bryant, payments will be made to each officer for a period of 10 years following a separation from service that occurs no earlier than a specified age. Mr. Nix and Mr. Bristow are parties to substantially similar agreements which were originally entered into between them and FCB-SC and were assumed by FCB. Mrs. Alemany is not a party to a separation from service or similar agreement, other than her employment agreement.

The benefits provided under the agreements with Mr. Holding and Mrs. Bryant vest at age 65 (or an earlier agreed-upon age). Under the agreements with Mr. Nix and Mr. Bristow, payments will be made following a termination of employment no later than the month in which they reach age 65 or following such other termination as shall be agreed upon. However, no payments are made under any of the agreements until there is a separation from service. In return for payments under the agreements, each officer is obligated to provide limited consultation services to, and not to compete against, FCB during the payment period.

Payments under each agreement begin six months and one week following separation from service. If an officer dies prior to separation from service, or during the payment period following separation from service, the payments under his or her agreement will be made to the officer's designated beneficiary or estate. Except in the case of death, there are no automatic early vesting rights, and FCB may terminate an officer's agreement at any time prior to the separation from service. If an officer's agreement is terminated, or the officer's employment terminates before the age provided in his or her agreement, or another date agreed to by FCB, for any reason other than death, all rights under his or her agreement will be forfeited. However, based on facts and circumstances, the Compensation, Nominations and Governance Committee may recommend, and our Board of Directors may approve, an immediate vesting of an officer's rights under his or her agreement. The agreements do not include any change in control or "golden parachute" provisions or provide for any non-cash benefits.

No new agreements have been entered into since 2014 when our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Amounts of payments provided for in the current agreements with Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow are described in the footnotes to the Pension Benefits and Separation from Service Agreements table above.

Section 401(k) Plans. As described in the discussion under the heading "Compensation Discussion and Analysis," both of our Section 401(k) plans are qualified defined contribution plans that provide vehicles for associates to voluntarily defer a pre-tax and/or post-tax portion of their compensation for retirement and receive an employer matching contribution on a portion of the maximum voluntary deferral. Our associates are participants in one of the two Section 401(k) plans, depending on when they were first employed and, if they were first employed before we restructured our pension plans and Section 401(k) plans during 2007, depending on elections they made at that time. In the case of associates who elected to participate in the enhanced Section 401(k) plan, account balances under the legacy plan were transferred to the associates' accounts under our enhanced plan. Associates who were hired after the plans were restructured (including former CIT associates) may participate only in the enhanced plan. Currently, newly-hired associates become eligible to participate for purposes of their own voluntary contributions and employer matching contributions on the first calendar day of the month following their date of hire.

The maximum 2022 voluntary deferral under either plan was $20,500 for a participant under the age of 50, and $27,000 for a participant age 50 or older. Under the legacy Section 401(k) plan, FCB makes a matching contribution to each participant's account equal to 100% of the first 3%, and 50% of the next 3%, of the participant's compensation that he or she defers, up to and including a maximum matching contribution of 4.5% of the participant's eligible compensation, but not more than $13,725 for 2022. Under the enhanced plan, FCB makes a matching contribution to each participant's account equal to 100% of up to 6% of the participant's compensation that he or she defers. In addition, following the close of each plan year, FCB makes a profit-sharing contribution under the enhanced plan to each eligible participant's account equal to 3% of the participant's eligible compensation, without regard to the amount of the participant's voluntary deferrals. During 2022 the maximum matching contribution under the enhanced Section 401(k) plan was $18,300, and the maximum profit-sharing contribution was $9,150.

Each associate's voluntary deferrals, together with all employer contributions to his or her account, are invested in one or more investment vehicles selected by the associate from a menu of publicly-traded mutual funds and other investment vehicles made available to participants by FCB.

FCB's Section 401(k) contributions during 2022 for the accounts of our NEOs are included in the "All Other Compensation" column of the Summary Compensation Table and are listed for each officer in Footnote 9 to that table. Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow are participants in FCB's legacy 401(k) plan, so they did not receive the profit sharing contributions that were made for 2022 to the accounts of participants in the enhanced 401(k) plan. During 2022, Mrs. Alemany participated in CIT's Section 401(k) and received matching and profit sharing contributions to her account under that plan before its merger with and into our enhanced Section 401(k) plan effective January 1, 2023. She is a participant in our enhanced plan for 2023.

Non-Qualified Deferred Compensation

During 2021 FCB's Board of Directors adopted a new non-qualified deferred compensation plan (the "FCB 2021 Plan"). The purpose of the FCB 2021 Plan is to permit management and other highly compensated associates of FCB and its participating affiliates to save for retirement and other long-term financial goals on a tax-deferred basis by electing annually to defer receipt of portions of their base salaries and certain eligible incentive compensation, including LTIP award payments, in excess of amounts they could defer through their voluntary contributions to our 401(k) plans. The FCB 2021 Plan does not provide for FCB to make any additional or discretionary contributions to participants' plan accounts. Mr. Nix, Mrs. Bryant and Mr. Bristow were participants in the FCB 2021 Plan during 2022. Mr. Holding is eligible to participate in the plan but has not elected to defer any compensation. Mrs. Alemany was not eligible to participate during 2022.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, non-qualified deferred compensation plans in which various officers of FCB-SC were participants (the "FCB-SC Plans"). In connection with that merger, FCB agreed to assume, accrue interest on and distribute the accounts of participants in the FCB-SC Plans in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans. FCB is responsible for interest accrued on the balances in participants' plan accounts, but FCB does not make any contributions to the plans. Mr. Nix and Mr. Bristow have accounts under both FCB-SC Plans.

The following table provides information regarding accounts under the FCB 2021 Plan and the two FCB-SC Plans of our NEOs who were participants in those plans during 2022.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Plan Name	Executive Contributions in Last Fiscal Year (2)	Our Contributions in Last Fiscal Year (3)	Aggregate Earnings/(Loss) in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (6)
Craig L. Nix	FCB 2021 Non-qualified Deferred Compensation Plan	$ 449,820	$ -0-	$ (47,916) (4)	$ -0-	$ 401,904
	FCB-SC Deferred Compensation Plan (1)	-0-	-0-	10,003 (5)	-0-	127,474
	FCB-SC 409A Deferred Compensation Plan (1)	-0-	-0-	54,491 (5)	-0-	694,408
Hope H. Bryant	FCB 2021 Non-qualified Deferred Compensation Plan	173,119	-0-	(25,709) (4)	-0-	147,410
Peter M. Bristow	FCB 2021 Non-qualified Deferred Compensation Plan	413,545	-0-	(58,949) (4)	-0-	409,478
	FCB-SC Deferred Compensation Plan (1)	-0-	-0-	41,476 (5)	-0-	528,556
	FCB-SC 409A Deferred Compensation Plan (1)	-0-	-0-	101,037 (5)	-0-	1,287,576

(1) The FCB-SC Deferred Compensation Plan was replaced by the FCB-SC 409A Deferred Compensation Plan in 2004.

(2) No additional deferrals may be made by Mr. Nix or Mr. Bristow under either FCB-SC Plan.

(3) No contributions are made by FCB to officers' accounts under the FCB 2021 Plan. Although each of the FCB-SC Plans permitted employer contributions, FCB-SC did not make contributions to Mr. Nix's and Mr. Bristow's plan accounts, and FCB has not made, and in the future will not make, any contributions to their accounts.

(4) The listed amounts reflect net aggregate losses under the FCB 2021 Plan which were deducted by FCB from participants' respective accounts for 2022, as measured by the deemed net investment losses that would have reduced their accounts if their account balances had actually been invested during 2022 in the publicly traded mutual funds or other deemed investment options elected by the officers from among those available to participants under the plan. With the exception of a money-market fund available to FCB 2021 Plan participants which, due to operational capabilities of the plan record keeper, is different from the substantially similar money market fund offered to participants in our Section 401(k) plans, during 2022 all of the 29 deemed investment options available to participants in the FCB 2021 Plan also were available to all of FCB's associates for the investment of funds in their accounts under FCB's 401(k) plans. As a result, under the SEC's disclosure rules, no deemed investment earnings credited by FCB to our NEOs' account for 2022 under the FCB 2021 Plan are considered to be "above market" or are required to be included in the Summary Compensation Table as compensation received by them for that year.

(5) The listed amounts of aggregate earnings for Mr. Nix's and Mr. Bristow's accounts under the FCB-SC Plans reflect interest accrued by FCB for 2022 to their respective separate accounts under those plans. Of those amounts, an aggregate of $21,003 for Mr. Nix and $40,847 for Mr. Bristow is considered to be "above market" and is included in their respective amounts listed in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column of the Summary Compensation Table as compensation received by them for 2022. Those "above-market" amounts reflect the portions of total interest FCB accrued to their accounts during 2022 that exceed the amounts that would have been accrued at a rate equal to 120% of the "applicable federal rates," as set by the Internal Revenue Service, in effect at the time the fixed rate at which interest actually is accrued on each account was set.

(6) The listed amounts reflect the aggregate balances credited to the officers' accounts under each plan at December 31, 2022.

    (a) Of the amount of executive contributions and aggregate earnings (or loss) credited to each officer's account under each plan in which he or she was a participant, the following amounts are reported in the Summary Compensation Table as compensation received by the officer for 2022: FCB 2021 Plan: Mr. Nix — $-0-, Mrs. Bryant — $-0-, and Mr. Bristow — $67,308; FCB-SC Deferred Compensation Plan: Mr. Nix — $3,080, and Mr. Bristow — $7,614; and FCB-SC 409A Deferred Compensation Plan: Mr. Nix — $17,923 and Mr. Bristow — $33,233.

    (b) Of the amounts of each officer's year-end account balance under each plan, the following amounts have been reported as compensation received by the officer in the Summary Compensation Tables contained in our proxy statements for years prior to 2022: FCB 2021 Plan: Mr. Nix — $449,820, Mrs. Bryant — $173,119, and Mr. Bristow — $398,738; FCB-SC Deferred Compensation Plan: Mr. Nix — $16,257, and Mr. Bristow — $40,231; and FCB-SC 409A Deferred Compensation Plan: Mr. Nix — $107,060, and Mr. Bristow — $190,979.

FCB 2021 Nonqualified Deferred Compensation Plan. Amounts deferred by each participant under the FCB 2021 Plan are credited to a book-entry account and represent an unfunded, unsecured obligation of FCB to the participant. Each participant's account is increased or decreased by FCB to reflect gains or losses the participant's account would have realized or incurred if it had been invested in one or more deemed investment options selected by the participant from a menu of 29 publicly-traded mutual funds or other investment vehicles determined from time to time by FCB. During 2022, each of those deemed investment options also was available to all associates for the investment of their accounts under FCB's 401(k) plans, with the exception of a money-market fund available to FCB 2021 Plan participants which, due to operational capabilities of the plan record keeper, was different from the substantially similar money market fund offered to participants in our Section 401(k) plans. Participants may change their investment option elections at any time. The deemed investment options are used for measurement purposes only and amounts deferred by participants do not represent any actual investments made on their behalves. FCB's payment obligation to each participant at any time is equal to the amount of the participant's own elective deferrals to the FCB 2021 Plan, as adjusted for the hypothetical gains or losses on the participant's account based on the participant's deemed investment option elections.

Each participant is fully vested at all times in all amounts credited to his or her account under the FCB 2021 Plan. Distributions of a participant's FCB 2021 Plan account will be made following a "triggering event," which will be the participant's separation of service, death, disability, or certain limited unforeseeable emergencies. Distributions will generally be paid in a single lump sum unless the participant elects, upon commencing his or her participation in the FCB 2021 Plan, to receive distributions in annual installments over five, 10, or 15 years. Payments to participants under the FCB 2021 Plan will be made, or will commence, within 90 days following January 31 of the calendar year immediately following the year in which their triggering events occur. The FCB 2021 Plan is designed to comply with Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A") and all distributions will be made in accordance with Section 409A. FCB may generally amend or terminate the FCB 2021 Plan at any time, provided that any such action complies with the requirements of Section 409A and will not reduce a participant's FCB 2021 Plan account balance.

A Rabbi Trust has been established by FCB for purposes of holding assets necessary to fund distributions payable under the FCB 2021 Plan. However, FCB 2021 Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

FCB-SC Deferred Compensation Plans. The two FCB-SC Plans include FCB-SC's original Deferred Compensation Plan, which was frozen effective December 31, 2004, and a new 409A Deferred Compensation Plan that replaced the frozen plan. The terms of the FCB-SC Plans continue to govern the accounts of participants as they existed when FCB assumed the plans. Each of the FCB-SC Plans permitted participants to defer up to 10% of their "compensation" (as defined in the plans) each year. Deferred amounts were credited to unfunded accounts on FCB-SC's books, and interest was accrued on the accounts at a fixed or floating rate, as elected by the participants when they first became participants. Mr. Nix's and Mr. Bristow's accounts under both plans accrue interest at the 8.20% fixed contract rate that was provided for by each plan at the time they became participants.

Participants' FCB-SC Plan accounts will be paid out upon their retirement, and participants could elect to be paid in a lump sum or in an annuity of five, 10, 15 or 20 years. If a participant dies before or after payments commence, payments will be made to the participant's designated beneficiary in the manner elected by the participant, or if no election was made, in a lump-sum payment. If a participant terminates employment for reasons other than retirement, the participant's plan accounts will be paid in a lump sum. In the event of an unforeseen emergency, at a participant's request a distribution of all or part of the participant's accounts may be made at the discretion of the plan administrator, subject to applicable law. FCB-SC Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

Potential Payments upon Termination of Employment

With the exception of arrangements described below with Ellen R. Alemany pursuant to the terms of the employment agreement we entered into with her, and her previously granted stock awards we assumed, in each case in connection with our merger with CIT, the only contracts, agreements, plans or arrangements under which payments or other benefits will be made or provided to any of our NEOs in connection with a termination of their employment or a change in their responsibilities are:

- FCB's qualified pension plans and Section 401(k) plans;

- FCB's 2021 Non-Qualified Deferred Compensation Plan and FCB-SC's two non-qualified deferred compensation plans;

- the separation from service agreements under which payments will be made following an officer's separation from service after a specified age or his or her earlier death while still employed;

- provisions of FCB's LTIP and MPP under which, if a participant dies, retires, becomes disabled, or if the participant's employment is terminated by FCB other than for cause, before a previously granted award becomes payable, a pro rata share of the award may be paid, at the Committee's discretion, after the end of the Performance Period if and to the extent that the award would have become earned and payable had the participant's employment status not changed; and

- FCB's group insurance plans under which disability and death benefits are provided to all of our and FCB's eligible officers and associates.

As provided in Mrs. Alemany's employment agreement, if her employment is terminated by FCB without "Cause" or "Special Cause," or if she terminates her own employment with "Good Reason," she will continue to receive base salary and annual bonuses described in the agreement for its remaining term. If FCB terminates her employment without "Special Cause," she terminates her own employment with "Good Reason," or her employment terminates due to Mrs. Alemany's "Disability" or death, she (or in the case of her death, her estate) will remain entitled to receive the retention bonus described in the agreement, conditioned upon her (or her estate's) execution of a release of all claims, and which will be in lieu of any amounts that she otherwise would have been entitled to receive upon any qualifying termination of employment under the CIT Employee Severance Plan or any other severance arrangements with CIT or FCB.

To the extent not previously vested, all outstanding RSUs held by Mrs. Alemany will immediately vest in full upon FCB's termination of Mrs. Alemany's employment without "Special Cause," her "Disability" or death, her retirement under the terms of applicable award agreements, or her termination of her own employment at the end of the agreement term or sooner with "Good Reason."

Mrs. Alemany's employment agreement is described in the discussion under the caption "Employment Agreement with Ellen R. Alemany," and the terms "Cause," "Special Cause," "Disability" and "Good Reason" are defined in that discussion.

The following table lists the estimated payments and benefits that would have been provided to Mrs. Alemany if her employment had been terminated on the last business day of 2022 (December 30, 2022) under each of the listed circumstances.

Event of Termination	Cash Payment	Value of Unvested Shares covered by RSUs (4)
Involuntary termination by FCB without "Cause" or "Special Cause," or voluntary termination by Mrs. Alemany with "Good Reason"	$27,700,000 (1)	$12,738,173
Termination of employment by reason of "Disability"	13,000,000 (2)	12,738,173
Retirement under terms of RSU award agreement	—	12,738,173
Death	13,600,000 (3)	12,738,173

(1) Reflects the aggregate amount of Mrs. Alemany's base salary for the remaining term of her employment agreement, the aggregate amount of the two annual bonuses ($6,850,000 each) that she otherwise would have been entitled to receive (payable in lump sums after January 3, 2023 and January 3, 2024), and the retention bonus ($13,000,000) she otherwise would have been entitled to receive (payable in a lump sum after January 3, 2024). Includes the first of two annual bonuses under the agreement that became earned and payable on January 3, 2023 and has been paid and is reported in the Summary Compensation Table as compensation to Mrs. Alemany for 2022.
(2) Reflects the amount of the retention bonus she otherwise would have been entitled to receive (payable in a lump sum after January 3, 2024).
(3) Reflects the amount of the retention bonus she otherwise would have been entitled to receive, together with a death benefit under FCB's group life insurance plan. Death benefits under the insurance plan equal one times the associate's base annual earnings, up to a maximum benefit of $600,000 and are payable in a lump sum.
(4) Reflects the value of unvested shares covered by RSUs on December 30, 2022, which would immediately become vested upon termination of employment (calculated based on the closing price of the stock on that date). Includes RSUs having a value on that date of $2,326,648 that vested under their terms the following day (December 31, 2022), and RSUs having a value on that date of $1,720,719 that vested under their terms on March 1, 2023.

Payments and benefits for our other four NEOs under the pension plans, Section 401(k) plans, separation from service agreements, LTIP and MPP, and non-qualified deferred compensation plans, are described in the discussions above. An associate's death benefit under FCB's group life insurance plan equals one times the associate's base annual earnings, up to a maximum benefit of $600,000.

There are no agreements with any of our other NEOs under which payments would be made as a result of a change in control of our company or FCB or any other severance arrangements under which payments would be made to them upon a termination of their employment.

Pay Ratio

In accordance with the requirements of Schedule 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), and Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our associates (i.e., our employees) and the annual total compensation of our Chairman and Chief Executive Officer, Frank B. Holding, Jr. (our "CEO").

For 2022:

- the annual total compensation of our "median associate" was $78,932, and

- our CEO's annual total compensation, as reported in the "Total" column of the Summary Compensation Table included in this proxy statement, was $8,031,975.

Based on this information, for 2022 the ratio of the annual total compensation of our CEO to the annual total compensation of our median associate was 101.8:1. This "pay ratio" is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2022, we reviewed our associate population and compensation arrangements for our associates and, because of the significant increase in our associate population resulting from our merger with CIT effective January 3, 2022, we believed there had been changes that would significantly affect our pay ratio disclosure. As a result, for purposes of the calculation of our pay ratio for 2022, we selected a new median associate on November 25, 2022. On that date, our associate population consisted of a total of 10,591 permanent full-time and part-time associates and temporary and seasonal associates, excluding our CEO. From that population, we identified our median associate using a consistently applied compensation measure described below, which is the same measure we used to identify our previous median associate.

- We compared the aggregate amounts of associates' 2022 compensation through November 25, 2022 (including salary, wages, overtime pay, commissions, bonuses, incentives and certain other compensation), and our matching contributions to 401(k) plan accounts, together with the amounts of our most recent annual profit-sharing contributions (made in 2022 for 2021) to Section 401(k) plan accounts of associates, all as reflected in our payroll records. For associates included in the associate population who were hired or became our associates after January 1, 2022, we considered them as having been employed at their salary or wage rates for the entire period to November 25. We did not make any cost-of-living adjustment in any associate's compensation. From the totals above we identified 10 associates whose 2022 totals were at or near the median total, including associates who were participants in FCB's retirement plans, and associates who were participants in CIT's retirement plans, and we obtained estimates of their respective changes in pension values (if any) based on the status of their participation in the pension plans.

- We then compiled the aggregate amounts of those 10 associates' 2022 compensation and, for associates who were pension plan participants, we added to each associates' compensation, based on the pension plan in which he or she participates and his or her participation status under the plan, the average of the estimated changes (if positive) in the actuarial present values of accumulated pension plan benefits for 2022 to determine estimates of their 2022 total compensation.

- We then compared those associates' 2022 compensation compiled as described above, and identified the median associate for 2022.

After we selected our median associate, we determined the amount of that associate's actual 2022 annual total compensation listed above in the same manner as we determined our CEO's annual total compensation disclosed in the "Total" column of our Summary Compensation Table included in this proxy statement, and we compared our CEO's annual total compensation to that of the median associate to determine our 2022 pay ratio.

Compensation Committee Interlocks and Insider Participation

Calvin B. Koonce, Jr., who is a relative of our director and Compensation, Nominations and Governance Committee member Victor E. Bell III, is employed by FCB in a non-executive officer position. Mr. Koonce's aggregate compensation for services during 2022 amounted to $152,248 (including FCB's contributions to our Section 401(k) plan for his account, but excluding other normal benefits provided to all associates). The terms of Mr. Koonce's employment, including compensation, are commensurate with his experience, responsibilities and performance in his position, his incentive opportunities are the same as those provided to other associates in similar positions, and his employee benefits are the same as are provided on the same terms to all other associates. Mr. Koonce's compensation is set each year through FCB's normal evaluation and merit increase process. Our Audit Committee reviewed and approved the terms of his employment relationship for 2022 and will continue to do so annually.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of the SEC's Regulation S-K, we are providing the following information about the relationship between our NEOs' compensation and certain measures of our financial performance. Further information about our pay-for-performance philosophy and how we align executive compensation with our performance is contained in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

PAY VERSUS PERFORMANCE

Year	Summary Compensation Table Total for PEO (1)	Compensation Actually Paid to PEO (2)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (3)	Average Compensation Actually Paid to Non-PEO Named Executive Officers (4)	Value of Initial Fixed $100 Investment Based On:		Net Income (7) *(in millions)*
					Total Shareholder Return (5)	Peer Group Total Shareholder Return (6)	
2022	$8,031,975	$8,031,975	$6,460,948	$5,982,322	$144	$ 98	$1,098
2021	5,629,478	5,686,151	2,868,125	2,901,866	157	124	547
2020	4,436,450	3,938,276	2,397,694	2,119,384	109	90	492

(1) For each year, reflects the total compensation amount reported for our Chief Executive Officer (our "PEO"), Frank B. Holding, Jr., in the "Total" column of our Summary Compensation Table that appears under the heading "EXECUTIVE COMPENSATION."

(2) For each year, reflects the amount of "Compensation Actually Paid" to our Chief Executive Officer, Frank B. Holding, Jr., as computed in accordance with Item 402(v) of Regulation S-K. "Compensation Actually Paid" is calculated solely for purposes of required disclosures under Item 402(v) and does not reflect the actual amount of compensation earned by or paid to Mr. Holding for each year. In accordance with Item 402(v), the following adjustments were made to Mr. Holding's total compensation as presented in the Summary Compensation Table for each year to calculate "Compensation Actually Paid." No equity awards have been granted to Mr. Holding and, as a result, the table below reflects no equity award adjustments.

Year	Reported Summary Compensation Table Total for PEO	Reported Change in Actuarial Present Value of Pension Benefits (a)	Pension Benefit Adjustments (b)	Compensation Actually Paid to PEO
2022	$8,031,975	$ -0-	$ -0-	$8,031,975
2021	5,629,478	(60,063)	116,736	5,686,151
2020	4,436,450	(581,100)	82,926	3,938,276

(a) Reflects subtraction of the aggregate change in the actuarial present value of Mr. Holding's accumulated benefits under all defined benefit and actuarial pension plans as reported for him in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for each year.

(b) Reflects addition of annual "service cost," which is the actuarially determined present value of Mr. Holding's benefit under all defined benefit and actuarial pension plans attributable to services he rendered during each year. There are no adjustments related to service costs for prior years resulting from amendments to defined benefit or actuarial plans.

(3) For each year, reflects the average of the total compensation amounts reported for our other NEOs as a group (excluding Mr. Holding) in the "Total" column of the Summary Compensation Table. The names of each of the other NEOs included for purposes of calculating the average amount for each year are: Craig L. Nix, Hope H. Bryant, and Peter M. Bristow. In addition, our NEOs included Ellen R. Alemany for 2022, Lorie K. Rupp for 2021, and Jeffery L. Ward for 2020. The average total compensation of our other NEOs for 2022 was higher than in 2021 and 2020 primarily as a result of the compensation paid to Mrs. Alemany under the terms of her employment agreement and the RSUs deemed to have been granted to her during 2022 upon the conversion into RSUs covering our Class A Stock of equity awards previously granted to her by CIT.

(4) For each year, reflects the average of the amounts of "Compensation Actually Paid" to the other NEOs as a group (excluding Mr. Holding), as computed in accordance with Item 402(v) of Regulation S-K. The names of each of the other NEOs included for purposes of calculating the average amount for each year are: Craig L. Nix, Hope H. Bryant, and Peter M. Bristow. In addition, our NEOs included Ellen R. Alemany for 2022, Lorie K. Rupp for 2021, and Jeffery L. Ward for 2020. "Compensation Actually Paid" is calculated using the same methodology described in Footnote 2. The average "Compensation Actually Paid" to our other NEOs for 2022 was higher than in 2021 and 2020, primarily as a result of the compensation paid to Mrs. Alemany as described in Footnote 3 above. In accordance with the requirements of Item 402(v), the following adjustments were made to average total compensation of the other NEOs as a group for each year to determine the "Compensation Actually Paid."

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards (a)	Average Equity Award Adjustments (b)	Average Reported Change in Actuarial Present Value of Pension Benefits (c)	Average Pension Benefit Adjustments (d)	Average Compensation Actually Paid to Non-PEO NEOs
2022	$ 6,460,948	$ (659,436)	$ 148,923	$ -0-	$ 31,887	$ 5,982,322
2021	2,868,125	-0-	-0-	(21,516)	55,257	2,901,866
2020	2,397,694	-0-	-0-	(323,938)	45,628	2,119,384

(a) For 2022, reflects subtraction of the average for our NEOs as a group (excluding Mr. Holding) of the fair value, computed in accordance with FASB ASC Topic 718, of equity awards granted during that year. The RSUs deemed to have been granted to Mrs. Alemany during 2022 upon conversion of an equity award previously granted to her by CIT, as described above under the Grants of Plan-Based Awards table, is the only equity award that is deemed to have been granted to any of our NEOs during 2022, 2021 or 2020.

(b) Reflects the addition of a net average amount of equity award adjustments for 2022, which was the only year in which equity awards were outstanding. The amounts added or subtracted in calculating the total average equity award adjustments for 2022 are listed in the following table. As described in footnotes to the table, Mrs. Alemany is the only NEO who held any equity awards during any year shown in the table. Amounts listed are averages for our four NEOs as a group, excluding Mr. Holding, based on equity awards held only by Mrs. Alemany.

Year	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in 2022 (A)	Average Change in Fair Value as of Vesting Date of Equity Awards Granted in Prior Year (B)	Average Change in Fair Value as of End of the Year in Outstanding Equity Awards Granted in Prior Year (C)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation (D)	Total Average Equity Award Adjustments
2022	$581,662	$(84,710)	$(348,030)	$-0-	$148,923

(A) Reflects the average for our NEO's as a group (excluding Mr. Holding) based on the fair value as of its vesting date of one equity award previously granted by CIT to Mrs. Alemany which was modified when it was converted into RSUs covering shares of our Class A Common upon consummation of our merger with CIT. As a result of the modification, that award is deemed to have been granted by us during 2022.

(B) Reflects subtraction of an average for our NEOs as a group (excluding Mr. Holding) based on the change (which was a decrease) in the fair value between consummation of our merger with CIT on January 3, 2022, and the partial vesting dates during 2022 of three equity awards previously granted by CIT to Mrs. Alemany which were converted into RSUs covering shares of our Class A Common upon consummation of the merger. The converted CIT equity awards were granted by CIT in prior years, and the RSUs into which they were converted are not considered to have been granted by us during 2022 because the terms of the awards were not modified.

(C) Reflects subtraction of an average for our NEOs as a group (excluding Mr. Holding) based on the change (which was a decrease) in the fair value between consummation of our merger with CIT on January 3, 2022, and December 31, 2022, of the unvested portion of four equity awards previously granted by CIT to Mrs. Alemany which were converted into RSUs covering shares of our Class A Common upon consummation of the merger. The converted CIT equity awards were granted by CIT in prior years and the RSUs into which they were converted are not considered to have been granted by us during 2022 because the terms of the awards were not modified.

(D) All dividends accrued on unvested shares covered by Mrs. Alemany's RSUs during 2022 are included in total compensation in the Summary Compensation Table. As a result, no separate adjustment for them is made in the determination of average "Compensation Actually Paid" to the other NEOs.

(c) Reflects subtraction of the average aggregate change in the actuarial present value of the accumulated benefits of the other NEOs as a group (excluding Mr. Holding) under all defined benefit and actuarial pension plans as reported for them in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for each applicable year. For 2022, net average amount of the change was a negative amount and, in accordance with the SEC's disclosure rules, is shown as $-0-.

(d) Reflects addition of the average net annual "service cost," which is the average of the actuarially determined present values of the benefits of the other NEOs as a group under all defined benefit and actuarial pension plans attributable to services they rendered during each applicable year. There were no amendments to defined benefit or actuarial plans during 2022, 2021 of 2020 that resulted in service costs for prior years.

(5) "Total Shareholder Return" ("Company TSR") represents our cumulative total stockholder return during each measurement period and is calculated by dividing the sum of **(I)** the difference between the share price of our Class A Common at the end and the beginning of the measurement period, plus **(ii)** the cumulative amount of dividends paid on our Class A Common for the measurement period, assuming dividend reinvestment, by the share price of our Class A Common at the beginning of the measurement period. Each amount assumes that $100 was invested in our Class A Common on December 31, 2019, and dividends were reinvested for additional shares.

(6) "Peer Group Total Shareholder Return" ("Peer Group TSR") represents the cumulative total stockholder return during each measurement period for the KBW Nasdaq Bank Total Return Index, which is an industry index composed of the largest banking companies, including all regional and money center banks. Each amount assumes that $100 was invested on December 31, 2019, and dividends were reinvested for additional shares.

(7) Reflects the dollar amount of net income reported in our audited financial statements for the applicable year.

Financial Performance Measures*.* As described in greater detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS," our executive compensation program reflects a pay-for-performance philosophy. We attempt to reward sustained long-term performance, align executive compensation with our strategic plan, and build the long-term value of our company and our stockholders' investments. As described further below, we use our TBV+D Growth Rate (a three-year financial performance measure) to link a significant portion of the compensation paid to our NEOs to company performance. However, guidance issued by the Staff of the SEC's Division of Corporation Finance states that companies may not designate a multi-year financial performance measure as their "Company-Selected Measure" in their "Pay Versus Performance" disclosures. For that reason, and because we did not use any one-year or other short-term financial measures to link "Compensation Actually Paid" to our NEOs for 2022 to company performance, we have not included a "Company-Selected Measure" in the Pay Versus Performance table above, nor have we included TBV+D Growth Rate or any other financial performance measure in a list of measures used to link 2022 compensation to company performance.

The central objective of our strategic plan is to build the long-term value of our company and our stockholders' investments. Our Compensation, Nominations and Governance Committee believes growth in tangible book value per share is a key driver of long-term value, and the performance objectives it sets for awards granted each year under our LTIP, from which our NEOs derive a substantial portion of their annual compensation, are based on our TBV+D Growth Rate. Our TBV+D Growth Rate measures growth in the tangible book value, plus cumulative dividends paid, on our common stock over the preceding three years, and our TBV+D Growth Rate for 2020 through 2022 determined the payments for LTIP awards for the 2020-2022 plan Performance Period disclosed in the Summary Compensation Table above, which were a significant portion of NEO compensation for 2022. As a result, a substantial portion of compensation paid to our NEOs for 2022 was based on our TBV+D Growth Rate for 2020 through 2022 and, therefore, was linked to sustained company performance. The way we use and calculate the TBV+D Growth Rate (including adjustments made in the calculation) is described in more detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Our "Financial True North" measures include our net income, loan and deposit growth, noninterest income and expense, and net originated loan charge-offs for each year. They are one-year measures and are considered by the Compensation, Nominations and Governance Committee generally, and collectively rather than as individual measures of company performance, in its annual performance evaluation of our Chief Executive Officer and in its consideration of our executive officers' compensation for the following year. However, those measures were not used to link "Compensation Actually Paid" for 2022 or any other year to company performance.

Analysis of the Information Presented in the Pay Versus Performance Table. As described in more detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS," our executive compensation program reflects a variable pay-for-performance philosophy. We generally seek to incentivize long-term performance and do not specifically align annual performance measures with "Compensation Actually Paid" (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

The following graph compares, for each of 2022, 2021 and 2020, the "Compensation Actually Paid" to our Chief Executive Officer and the average "Compensation Actually Paid" to our other NEOs for each of those years to the Company TSR and Peer Group TSR over those years. As illustrated by the graph, the amount of "Compensation Actually Paid" to Mr. Holding and the average amount of "Compensation Actually Paid" to our other NEOs as a group (excluding Mr. Holding) for each year are generally aligned with our Company TSR over the three years presented in the table, and our Company TSR compares favorably to the Peer Group TSR over that period. However, both our Company TSR and the Peer Group TSR for 2022 were negatively affected by the general market decline in stock prices during 2022.

COMPENSATION ACTUALLY PAID (CAP) VS. COMPANY TSR AND PEER GROUP TSR



The following graph compares, for each of 2022, 2021 and 2020, the "Compensation Actually Paid" to our Chief Executive Officer, and the average "Compensation Actually Paid" to our other NEOs for each of those years to our net income as reported in our audited financial statements for each year. We do not use net income alone as a performance measure in the overall executive compensation program. However, net income is a substantial component of annual increases in tangible book value and, accordingly, it is a factor in our TBV+D Growth Rate. As illustrated by the following table, the amount of "Compensation Actually Paid" to Mr. Holding and the average amount of "Compensation Actually Paid" to our other NEOs as a group (excluding Mr. Holding) for each year are generally aligned with our net income over the three years presented in the table.

COMPENSATION ACTUALLY PAID (CAP) VS. NET INCOME



DIRECTOR COMPENSATION

The following table lists compensation paid to our non-associate directors for their services as members of our and FCB's Boards of Directors and committees of the Boards during their one-year terms of office following our 2022 Annual Meeting. Directors who also serve as our or FCB's officers or associates do not receive any compensation for their services as directors.

2022 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash (4)	All Other Compensation	Total
John M. Alexander, Jr.	$220,000	$-0-	$220,000
Victor E. Bell III	220,000	-0-	220,000
Michael A. Carpenter (2)	281,370	-0-	281,370
H. Lee Durham, Jr.	277,500	-0-	277,500
Daniel L. Heavner (3)	165,000	-0-	165,000
Robert R. Hoppe	250,000	-0-	250,000
Floyd L. Keels	220,000	-0-	220,000
Robert E. Mason IV	220,000	-0-	220,000
Robert T. Newcomb	295,000	-0-	295,000
Vice Admiral John R. Ryan, USN (Ret.) (2)	281,370	-0-	281,370

(1) Mr. Holding, Mrs. Alemany, Mrs. Bryant and Mr. Bristow are not listed in the table. Each of them served as a director for 2022, but each was compensated as an executive officer of FCB and received no additional compensation for services as a director. Dr. Eugene Flood, Jr. was appointed as a director effective January 1, 2023, and did not serve or receive compensation as a director during 2022. Compensation will be paid for his services as a director during 2023 on the same basis as other outside directors.

(2) Mr. Carpenter and Vice Admiral Ryan were appointed as directors effective January 3, 2022 and, in addition to their compensation for services during their one-year terms of office following our 2022 Annual Meeting, their total compensation reflects amounts paid to them for their services following their appointment until that meeting.

(3) Mr. Heavner retired from the Board effective December 31, 2022. His fees were prorated based on his retirement date.

(4) Amounts include aggregate retainers paid during 2022 to outside directors for services as directors, committee chairs, and in other Board positions for their one-year terms of office following our 2022 Annual Meeting.

From time to time our directors may receive or be deemed to have received personal benefits from FCB. FCB's aggregate incremental cost associated with personal benefits received during 2022 by each of our directors listed in the table did not exceed $10,000 and, for that reason, no amount for personal benefits is included for any of them in the "All Other Compensation" column in the table above. Our non-associate directors are covered under a directors and officers liability insurance policy provided by FCB, and by a travel and accident insurance policy provided by FCB that covers all of our and FCB's officers, associates and directors, and they are reimbursed for their expenses in attending Board and committee meetings and in attending industry and professional development events related to their duties.

Compensation paid to our directors is in the form of cash, and we have no plans under which stock options or grants or other equity awards have been made to directors. The following table describes our standard schedule of fees under which compensation was paid to non-associate directors for their services during their one-year terms of office following our 2022 Annual Meeting and the revised schedule of fees approved by the Board of Directors under which directors will be paid during their one-year terms of office following our 2023 Annual Meeting. In increasing retainer amounts in the 2023 fee schedule, the Compensation, Nominations and Governance Committee's recommendation to the Boards, and the Boards' approval, took into account fees paid to directors of comparable financial institutions, and the more than doubling of our assets and significantly increased breadth and complexity of our business with the addition of multiple new business lines that has resulted from our transformational merger with CIT which became effective January 3, 2022. Those factors have increased the scope of the duties and responsibilities of, and commitment of time required from, our directors going forward.

Description	Amount (1)	
	2022	2023
Annual retainer paid to each director	$220,000	$245,000
Annual retainer paid to the Chairman of our Compensation, Nominations and Governance Committee	30,000	30,000
Annual retainer paid to the Chairman of our Risk Committee	30,000	30,000
Annual retainer paid to the Chairman of our Audit Committee	30,000	30,000
Annual retainer paid to the Chairman of FCB's Trust Committee	-0-	7,500
Annual retainer paid to our Audit Committee Financial Expert	27,500	27,500
Annual retainer paid to our Lead Independent Director	45,000	45,000

(1) Under the 2022 fee schedule, directors did not receive separate fees for attendance at meetings of the Boards of Directors or committees of the Boards held during the twelve months following our 2022 Annual Meeting, and directors will not receive meeting fees under the 2023 fee schedule. However, the Compensation, Nominations and Governance Committee is authorized to recommend implementation of meeting fees in the event circumstances result in a substantial increase in the frequency of meetings or the appointment of a special committee.

The separate annual retainers paid to Chairmen of the various committees, to the Audit Committee Financial Expert, and to the Lead Independent Director are in recognition of the additional time, duties and responsibilities required by those positions.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

Our Board of Directors has adopted a written policy under which our Audit Committee, on an ongoing basis, reviews and approves certain transactions, arrangements or relationships in which we or FCB, or any of our or FCB's subsidiaries, are a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our voting stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

- transactions, arrangements or relationships, or series of transactions, arrangements or relationships, in which we or FCB, or any of our or FCB's subsidiaries, are or will be a participant and in which the dollar amount involved exceeds or will exceed an aggregate of $120,000 (including all periodic installments in the case of any agreement which provides for periodic payments) and in which one of our related persons has or will have a direct or indirect material interest (in general, transactions that are required to be disclosed in our proxy statements under rules of the SEC); and

- charitable contributions or gifts, or series of charitable contributions or gifts (whether in cash or in-kind in the form of property or services), by us or FCB, or any of our or FCB's subsidiaries, to any charitable or other nonprofit organization in which a related person is a director or executive officer (other than a non-management director or advisory director) or is known to have some other material relationship and in which the aggregate dollar amount involved exceeds or will exceed (including periodic installments, and all other such contributions made during the same year) the greater of $200,000 or 5% of that organization's gross revenues for the current year.

The transactions covered by the policy generally include loans, but the policy does not cover loans made by FCB in the ordinary course of its business and, if subject to banking regulations relating to "insider loans," in conformity with those regulations, and that are made on substantially the same terms as those prevailing at the time for comparable loans with unrelated persons, do not involve more than a normal risk of collectability or present other unfavorable features, and are not disclosed as nonaccrual, past due, restructured or potential problem loans. The policy also does not cover compensation paid to our executive officers or directors that has been reviewed and approved, or recommended to our Board of Directors for approval, by our Compensation, Nominations and Governance Committee. Transactions and relationships in the ordinary course of FCB's business involving its provision of services as a depositary of funds, or other banking or financial services or customer relationships, are not required to be approved by the Audit Committee. However, it has directed FCB's Chief Compliance Officer to review and monitor those transactions and relationships with our related persons on an ongoing basis and make periodic reports to the Committee.

Individual transactions under ongoing relationships in which we or FCB regularly obtain products or services from, or provide services to, related persons in connection with our business operations are not required to be separately approved. Rather, the Committee approves the entry into any new relationships and then monitors those relationships on an ongoing basis. Similarly, in the case of the ongoing relationships described below under the caption "Related Person Transactions During 2022" under which FCB has provided various business services to the named banks, the Committee approves the entry into any new service agreement, or the renewal of any existing agreement. However, during the terms of the agreements, the Committee is not required to pre-approve the periodic addition, deletion, or modification of services, or pricing or other changes, under the agreements. FCB's Chief Compliance Officer reviews and evaluates all such proposed individual changes and reports those actions to the Committee, and the Committee then may approve, modify or rescind any such change.

In its review of related person transactions or charitable gifts, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction or charitable gift unless and until it has concluded to its satisfaction that the transaction or gift:

- has been or will be agreed to or engaged in on an arm's-length basis;
- is or will be on terms that are fair and reasonable to us or FCB; and
- is in our or FCB's best interests.

Related Person Transactions During 2022

FCB has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of its and our current directors, nominees for director, executive officers, principal stockholders, and other related persons. All loans included in those transactions during 2022 were made in the ordinary course of FCB's business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time the loans were made for comparable transactions with persons not related to us or FCB, and those loans did not involve more than the normal risk of collectability or present other unfavorable features.

FCB serves as trustee of the pension and Section 401(k) plans of The Fidelity Bank ("Fidelity") and Southern Bank and Trust Company ("Southern"), issues credit cards to Southern's customers under which extensions of credit are made to customers by and repaid directly to FCB, provides Southern with a $300,000 line of credit to give Southern limited discretionary credit override authority on credit card lines, and issues business credit cards to Southern's employees under an aggregate credit line of $2 million that may be used only for employee business-related expenses and on which payments of outstanding balances are due monthly. Amounts billed to Fidelity and Southern for all services provided to them during 2022 totaled approximately $203,000 and $468,000, respectively. Hope H. Bryant, our Vice Chairwoman, currently serves as a director of both Fidelity and Southern and their respective parent companies, and she and members of her family, including our Chief Executive Officer, Frank B. Holding, Jr., and the spouse of our President, Peter M. Bristow, are principal stockholders of the parent companies of those banks. As a result, we historically have considered transactions with Fidelity and Southern to be covered by the Board's transaction approval policy, and our Audit Committee reviews and approves FCB's new service agreements, and monitors FCB's ongoing relationships, with each of Fidelity and Southern. Under our policy, individual transactions under, or changes (such as changes in services or pricing) in, those service agreements are reviewed and evaluated by FCB's Chief Compliance Officer and reported to the Committee. The Committee's normal review and approval process will continue to apply to any relationships or transactions with Fidelity or Southern.

FCB leases excess space in one of its branch offices to Twin States Farming, Inc. on a month-to-month basis. Our Vice Chairwoman, Hope H. Bryant, and Olivia B. Holding, one of our principal stockholders and the sister of Mrs. Bryant and our Chief

Executive Officer, Frank B. Holding, Jr., are officers and directors of the lessee, and substantially all of the lessee's capital stock is owned by members of the Holding family. Monthly rent under the lease agreement currently is $1,762 and increases annually by 2.5%. When the lease was last renewed in 2019, a real estate brokerage firm was engaged to assess the fair market rental rate for the space. If the lease continues in effect after five years, the rental rate will be adjusted based on a new assessment of fair market rental and thereafter will continue to increase annually as provided above. Either FCB or the lessee may terminate the lease at any time upon advance written notice.

In disposing of surplus and foreclosed properties it holds in its various banking markets across the country, FCB regularly lists properties for sale with a number of real estate brokerage firms. During 2022, FCB listed two properties located in North Carolina with Lee & Associates, a national brokerage firm, for $1,500,000 and $2,000,000, respectively. The listing broker at that firm was James Bailey, who is the son-in-law of our Chief Executive Officer, Frank B. Holding, Jr. We believe the terms of the listing agreements with Lee & Associates, including the sales commission of 6%, are no less favorable to FCB than the terms of FCB's listing agreements with other brokers.

Certain family members of our and FCB's directors and executive officers are employed by FCB in non-executive officer positions. Information regarding the employment of three family members whose total compensation for services during 2022 exceeded, or whose compensation for services during 2023 may exceed, $120,000 is contained in the following table. Information regarding the employment of a family member of one of our directors is contained under the caption "EXECUTIVE COMPENSATION — Compensation Committee Interlocks and Insider Participation."

Name	Relationship	2022 Compensation (2)
Perry H. Bailey	Daughter of Frank B. Holding, Jr., and niece of Hope H. Bryant and Peter M. Bristow	$224,082
John Patrick Connell (1)	Son of Hope H. Bryant and nephew of Frank B. Holding, Jr. and Peter M. Bristow	$105,116
Joseph L. Ward	Brother of our executive officer, Jeffery L. Ward	$173,458

(1) Mr. Connell was employed by FCB in a full time position for a portion of 2022.
(2) Amounts reflect aggregate compensation paid to each individual for services during 2022.

The terms of the family members' employment, including compensation, are commensurate with their experience, responsibilities and performance in their positions, their incentive opportunities are the same as those provided to other associates in similar positions, and their employee benefits are the same as are provided on the same terms to all other associates. Each family member's compensation is set each year through FCB's normal evaluation and merit increase process. Our Audit Committee reviewed and approved the terms of each individual's employment relationship (including his or her compensation) for 2022 and will continue to do so annually.

BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES

Directors and Executive Officers

The following table describes the beneficial ownership of shares of our voting Class A Common and Class B Common, our nonvoting Depositary Shares (each representing a 1/40th Interest in a share of our 5.375% Non-Cumulative Perpetual Preferred Stock, Series A) and our nonvoting 5.625% Non-Cumulative Perpetual Preferred Stock, Series C ("Series C Preferred"), on February 27, 2023, by our current directors, nominees for election as directors, and our NEOs whose compensation is disclosed in the Summary Compensation Table above, individually, and by all of our current directors and executive officers as a group. We are not aware that any of our directors or executive officers beneficially own any shares of our nonvoting Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B. For purposes of the table, we consider a director or executive officer to "beneficially own" shares held in his or her name, or in the name of any other person or entity, if the director or officer either directly, or indirectly through some agreement, arrangement, understanding or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the directors and executive officers in the table also are listed as beneficially owned by others named in the table. However, those shares are only counted once in the total numbers of shares beneficially owned by all directors and executive officers as a group.

| | Beneficial Ownership | | | | | | | | |
| | Class A Common | | Class B Common | | Depositary Shares | | Series C Preferred | | |
Name of Beneficial Owner (1)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Percentage of Total Votes (3)
DIRECTORS									
Ellen R. Alemany	24,268 (4)	0.18%	-0-	—	-0-	—	30,000	0.38%	0.08%
John M. Alexander, Jr.	1,227 (5)	0.01%	68	0.01%	-0-	—	-0-	—	0.01%
Victor E. Bell III	6,900 (6)	0.05%	1,643 (6)	0.16%	-0-	—	-0-	—	0.11%
Peter M. Bristow	513,532 (7)	3.80%	111,507 (7)	11.09%	41,285 (7)	0.30%	-0-	—	7.77%
Hope H. Bryant	464,022 (8)	3.44%	65,001 (8)	6.47%	47,500 (8)	0.34%	-0-	—	5.08%
Michael A. Carpenter	2,215	0.02%	-0-	—	-0-	—	-0-	—	0.01%
H. Lee Durham, Jr.	700	0.01%	100	0.01%	3,000	0.02%	3,000(9)	0.04%	0.01%
Dr. Eugene Flood, Jr.	20	*	-0-	—	-0-	—	-0-	—	*
Frank B. Holding, Jr.	626,995 (10)	4.64%	165,624 (10)	16.48%	35,500 (10)	0.26%	-0-	—	11.08%
Robert R. Hoppe	314	*	-0-	—	-0-	—	-0-	—	*
Floyd L. Keels	112	*	-0-	—	600	*	-0-	—	*
Robert E. Mason IV	350	*	200	0.02%	-0-	—	-0-	—	0.01%
Robert T. Newcomb	1,000	0.01%	-0-	—	6,000	0.04%	-0-	—	*
Vice Admiral John R. Ryan, USN (Ret.)	1,871	0.01%	-0-	—	-0-	—	-0-	—	0.01%
OTHER NAMED EXECUTIVE OFFICERS									
Craig L. Nix	976 (11)	0.01%	-0-	—	-0-	—	-0-	—	*
ALL CURRENT DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (20 PERSONS)	1,601,540 (12)	11.86%	307,418 (12)	30.58%	103,985 (12)	0.75%	33,000 (12)	0.41%	22.04%

(1) Each individual's business address is 4300 Six Forks Road, Raleigh, NC 27609.

(2) Except as otherwise noted in the footnotes below, and to the best of our knowledge, individuals named and included in the group exercise sole voting (in the case of voting stock) and investment power with respect to all listed shares.

(3) "Percentage of Class" reflects each individual's and the group's listed shares as a percentage of the total number of outstanding shares of that class of stock on February 27, 2023. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's and the group's listed shares of Class A Common and Class B Common as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Depositary Shares and Series C Preferred Stock do not have voting rights and do not affect the percentages of total votes. An asterisk indicates less than .01%.

(4) Includes an aggregate of 10,106 shares of Class A Common as to which Mrs. Alemany may be considered to exercise shared voting and investment power, and 2,269 shares of Class A Common that Mrs. Alemany has a right to acquire within 60 days following February 27, 2023, upon the vesting of restricted stock units ("RSUs"). The number of listed shares does not include an aggregate of 11,460 additional shares of Class A Common that may be issued to her in the future upon the vesting of other unvested RSUs.

(5) Includes 200 shares of Class A Common as to which Mr. Alexander may be considered to exercise shared voting and investment power.

(6) Includes an aggregate of 6,473 shares of Class A Common and 1,643 shares of Class B Common held by various entities and as to which shares Mr. Bell may be considered to exercise shared voting and investment power.

(7) Mr. Bristow's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mr. Bristow is contained below under the caption "Pledging Policy."

(8) Mrs. Bryant's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mrs. Bryant is contained below under the caption "Pledging Policy."

(9) Mr. Durham may be considered to exercise shared voting and investment power as to all listed shares of Series C Preferred.

(10) Mr. Holding's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mr. Holding is contained below under the caption "Pledging Policy."

(11) Includes 976 shares of Class A Common as to which Mr. Nix may be considered to exercise shared voting and investment power.

(12) In the aggregate, individuals included in the group may be considered to exercise shared voting and investment power as to 459,015 shares of Class A Common, 86,809 shares of Class B Common, and 3,000 shares of Series C Preferred, and shared investment power only as to 82,385 Depositary Shares. As described in the table and footnotes below under the caption "Principal Stockholders," certain shares are included in the numbers of shares listed in the table above for each of Mrs. Bryant and Mr. Holding, but they are included only once in the total shares listed for the group. The number of shares of Class A Common listed for the group Includes an aggregate of 2,496 shares that individuals included in the group have a right to acquire within 60 days following February 27, 2023, upon the vesting of RSUs, but does not include an aggregate of 11,937 additional shares that may be issued to them in the future upon the vesting of other unvested RSUs.

Hedging Policy

Our hedging policy prohibits our directors and executive officers from hedging any shares of our common stock. For purposes of the prohibition, a "hedge" means any financial instrument, derivative transaction or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund or similar transaction.

Pledging Policy

General Prohibition on Pledging by Directors and Officers. Our pledging policy adopted by our Board in 2014 generally prohibits any director or executive officer from pledging any shares of our common stock that he or she owns and controls. However, pledges that existed on the date the policy was originally adopted were "grandfathered" and those shares may continue to be pledged until they are finally released pursuant to those pledge arrangements (as those arrangements may be amended, extended or modified). However, the pledging policy provides that those grandfathered pledges be reviewed at least annually by our Audit Committee.

Criteria and Process For Granting Exceptions. The policy permits our Audit Committee to grant an exception to the pledging policy to a director or executive officer who desires to pledge shares of our common stock if the Committee determines to its satisfaction that the proposed pledge arrangement is not reasonably likely to pose a material risk to our company and the market for our common stock.

In making its determination on a request for an exception, the policy provides that the Committee shall consider factors that it considers relevant, which may include:

- historical information regarding existing and prior pledge arrangements;

- the number of pledged shares, including in relation to:

  - the total number of outstanding shares of our common stock;

  - the total number of shares held by the director or executive officer; and

  - the director's or executive officer's total assets;

- the market value, volatility and trading volume of our common stock;

- the financial capacity of the director or executive officer to repay the loan without resort to the pledged stock;

- the loan-to-value ratio in the proposed pledge arrangement;

- the nature of any other collateral in the proposed pledge arrangement;

- the material terms of the proposed pledge arrangement; and

- the procedural safeguards to foreclosure, such as notice periods and the ability to substitute collateral.

The policy requires a director or executive officer requesting an exception to submit the request in writing, with information addressing the factors listed above, and to supply any supporting documentation the Audit Committee requests. A request for an exception must be submitted with sufficient advance notice to enable the Committee to fully consider the request. No exceptions have been requested or approved by the Committee since the policy was first adopted.

No Pledging of Equity Compensation Shares. Our pledging policy prohibits the Audit Committee from approving an exception for a pledge of shares granted to a director or executive officer as compensation. In the past we have had no equity-based compensation plans under which directors or executive officers receive compensation in the form of shares of our common stock, but the prohibition would apply to any future grants. The policy also will apply to shares of our stock issued to Ellen R. Alemany, who currently serves as our director, upon the vesting of stock awards originally granted to her by CIT which we assumed and converted into RSUs covering shares of our Class A Common in connection with our merger with CIT.

Monitoring of Pledging Arrangements. The policy provides that the Audit Committee will review all outstanding pledging arrangements annually (or more frequently where circumstances warrant). As of the date of this proxy statement, the only outstanding pledging arrangements are the grandfathered pledges listed in the table below.

If the Audit Committee determines, based on any new facts or changed circumstances, that the continuation of any pledge arrangement established through an exception to the policy (which does not include the grandfathered pledges) is reasonably likely to pose a material risk to us and the market for our common stock, then the Committee or its designee and the director or executive officer will work cooperatively (i) to modify the arrangement or take other action to mitigate or eliminate the risk, or (ii) where mitigation is not reasonably possible, to terminate the arrangement as soon as reasonably practicable.

Grandfathered Pledges Pose No Material Risk. The Audit Committee has reviewed all grandfathered pledge arrangements that existed as of December 31, 2022. Based on its review and analysis, the Committee concluded that the pre-existing grandfathered pledge arrangements of certain members of the Holding family who are directors and executive officers – Frank B. Holding, Jr., Hope H. Bryant and Peter M. Bristow – are not reasonably likely to pose a material risk to our company or the market for our common stock. Specifically, the Committee concluded that the risk of foreclosure and a resulting forced sale of common stock on the market that would result in a sudden and immediate decline in our stock price is remote based on, among other factors, the number of shares pledged, the trading volume in our Class A Common, the net worth of the pledgors, and the fact that the loan-to-stock value ratio in each of the grandfathered pledges was and remains very low.

Audit Committee's Rationale for the Policy. In formulating the policy and recommending it to the Board, the Audit Committee considered the ownership structure of our company, including the fact that members of the Holding family own shares which, in the aggregate, currently amount to approximately 50%, and in the past have amounted to more than 50%, of the outstanding voting power of our stock. As a result of our ownership structure, FCB is one of the largest family-controlled banks in the United States. As described in this proxy statement under the headings "CORPORATE GOVERNANCE" and "COMMITTEES OF OUR BOARDS," despite our ownership structure, historically we have adhered to Nasdaq's governance requirements for non-controlled companies, including having a board consisting of a majority of independent directors, independent compensation and nominating committees, and approval of certain related person transactions by our Audit Committee, which consists solely of independent directors.

The Audit Committee believes that our pledging policy is reasonable for a company with our ownership structure and that pledges of our stock permitted under the policy will not pose a material risk to our company or our stockholders.

`***Existing Pledge Arrangements.*** The following table lists the numbers of shares of our common stock beneficially owned by Mr. Holding, Mrs. Bryant and Mr. Bristow that are subject to grandfathered pledge arrangements on the date of this proxy statement.

Name of Beneficial Owner	Number of Class A Common Pledged Shares	Number of Class B Common Pledged Shares
Frank B. Holding, Jr.	198,052	-0-
Hope H. Bryant	134,362 (1)	-0-
Peter M. Bristow	30,000	-0-

(1) The aggregate number of pledged shares of Class A Common decreased as compared to the prior year's total.

Principal Stockholders

The following table lists persons and entities who we believe owned, beneficially or of record, 5% or more of our voting Class A Common or Class B Common, and those persons' and entities' beneficial ownership of our nonvoting Depositary Shares. Similar to the director and executive officer table above, we consider a person to "beneficially own" shares held in the person's name, or in the name of any other stockholder, if the person either directly, or indirectly through some agreement, arrangement, understanding or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the individuals in the table also are listed as beneficially owned by other individuals named in the table.

| Name and Address of Beneficial Owner | Beneficial Ownership | | | | | | Percentage of Total Votes (2) |
| | Class A Common | | Class B Common | | Depositary Shares | | |
	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	
Carson H. Brice P.O. Box 1417 Smithfield, NC 27577	507,621 (3)	3.76%	117,523 (3)	11.69%	-0-	—	8.07%
Claire H. Bristow P. O. Box 1417 Smithfield, NC 27577	513,532 (4)	3.80%	111,507 (4)	11.09%	41,285 (4)	0.30%	7.77%
Peter M. Bristow 4300 Six Forks Road Raleigh, NC 27609	513,532 (5)	3.80%	111,507 (5)	11.09%	41,285 (5)	0.30%	7.77%
Hope H. Bryant 4300 Six Forks Road Raleigh, NC 27609	464,022 (6)	3.44%	65,001 (6)	6.47%	47,500 (6)	0.34%	5.08%
Frank B. Holding, Jr. 4300 Six Forks Road Raleigh, NC 27609	626,995 (7)	4.64%	165,624 (7)	16.48%	35,500 (7)	0.26%	11.08%
Olivia B. Holding P. O. Box 1352 Smithfield, NC 27577	709,767 (8)	5.26%	168,555 (8)	16.77%	57,500 (8)	0.42%	11.51%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	1,614,000 (9)	11.95%	—	—	—	—	5.20%
Egerton Capital (UK) LLP 5 Stratton Street London, W1J8LA, United Kingdom Egerton Capital (US) LP 667 Madison Avenue, 20th Floor New York, NY 10065	710,382 (10)	5.26%	—	—	—	—	2.40%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	998,422 (11)	7.40%	—	—	—	—	.03%

(1) Reflects shares which, to the best of our knowledge, are beneficially owned by the named individuals and entities as of February 27, 2023 or, in the case of BlackRock, Inc., Egerton Capital (UK) LLP and Egerton Capital (US) LP, and The Vanguard Group, as of December 31, 2022. Except as otherwise noted in the footnotes below, each named individual and entity exercises sole voting (in the case of voting securities) and investment power with respect to all listed shares.

(2) "Percentage of Class" reflects each individual's or entity's listed shares as a percentage of the total number of outstanding shares of that class of stock on February 27, 2023. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's or entity's listed shares of Class A Common and Class B Common with respect to which the individual or entity reports having sole or shared voting power, as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Depositary Shares do not have voting rights and do not affect the percentages of total votes.

(3) Mrs. Brice may be considered to exercise shared voting and investment power with respect to 403 of the listed shares of Class A Common and 563 of the listed shares of Class B Common which are held by her spouse. She disclaims beneficial ownership of an aggregate of 87,626 shares of Class A Common and 4,307 shares of Class B Common held by a family member as trustee in irrevocable trusts for the benefit of her children; an aggregate of 44,026 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain corporations of which Mrs. Brice and/or her spouse are stockholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(4) Mrs. Bristow may be considered to exercise shared voting and investment power with respect to 132,787 of the listed shares of Class A Common and 66,462 of the listed shares of Class B Common, which are held by her spouse, Peter M. Bristow, individually, or by entities that he may be deemed to control; shared voting power only with respect to 6,004 of the listed shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power with respect to 12,152 of the listed shares of Class A Common held as co-trustee of a trust. All listed shares also are listed as beneficially owned by her spouse. Mrs. Bristow disclaims beneficial ownership of 46,126 shares of Class A Common and 6,953 shares of Class B Common held by her adult children; 3,231 shares of Class A Common, 200 shares of Class B Common and 20,000 Depositary Shares held by charitable foundations of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mrs. Bristow and/or her spouse are stockholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(5) Mr. Bristow may be considered to exercise shared voting and investment power with respect to 374,741 of the listed shares of Class A Common and 44,967 of the listed shares of Class B Common held by or for his spouse, Claire H. Bristow; sole voting power only with respect to 6,004 shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power only with respect to 41,285 of the listed Depositary Shares held by or for his spouse. All listed shares also are listed as beneficially owned by his spouse. Mr. Bristow disclaims beneficial ownership of an aggregate of 46,126 shares of Class A Common and 6,953 shares of Class B Common held by his adult children; 3,231 shares of Class A Common, 200 shares of Class B Common and 20,000 Depositary Shares held by charitable foundations of which his spouse serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mr. Bristow and/or his spouse are stockholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for him in the table.

(6) Mrs. Bryant may be considered to exercise shared voting and investment power with respect to 57,383 of the listed shares of Class A Common, 38,376 of the listed shares of Class B Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that she may be deemed to control, and sole voting power only with respect to 1,494 of the listed shares of Class A Common and 255 shares of Class B Common held by a trusts for unrelated persons. The listed shares include an aggregate of 44,026 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Ms. O. Holding and Mr. F. Holding, Jr., and an aggregate of 13,357 shares of Class A Common and 1,555 shares of Class B Common held by two business entities which also are listed as beneficially owned by Ms. O. Holding. Mrs. Bryant disclaims beneficial ownership of an aggregate of 190,050 shares of Class A Common and 109,413 shares of Class B Common held by her adult children and by revocable trusts for the benefit of her children; an aggregate of 292,063 shares of Class A Common, 22,619 shares of Class B Common and 398,945 Depositary Shares held by two corporations of which Mrs. Bryant is a stockholder and a director, but not an officer; and 174,469 shares of Class A Common and 4,480 shares of Class B Common held by a corporation of which Mrs. Bryant is a stockholder but does not serve as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(7) Mr. F. Holding, Jr. may be considered to exercise shared voting and investment power with respect to 52,612 of the listed shares of Class A Common and 38,548 of the listed shares of Class B Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that he may be deemed to control. The listed shares include an aggregate of 44,026 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Voting Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mrs. Bryant and Ms. O. Holding. Mr. F. Holding, Jr. disclaims beneficial ownership of an aggregate of 50,104 shares of Class A Common and 65,759 shares of Class B Common held by his adult children and trustees of irrevocable trusts for the benefit of his adult children; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mr. Holding and/or his spouse are stockholders but of which neither he nor his spouse serve as a director or officer. Those disclaimed shares are not included in the shares listed for him in the table.

(8) Ms. O. Holding may be considered to exercise shared voting and investment power with respect to 57,383 of the listed shares of Class A Common and 38,280 of the listed shares of Class B Common, shared investment power only with respect to 12,152 of the listed shares of Class A Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, by her as co-trustee, or by corporations or other entities that she may be deemed to control. The listed shares include 44,026 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mr. F. Holding, Jr. and Mrs. Bryant; and an aggregate of 13,357 shares of Class A Common and 1,555 shares of Class B Common held by two business entities which also are listed as beneficially owned by Mrs. Bryant. Ms. Holding disclaims beneficial ownership of an aggregate of 466,532 shares of Class A Common, 27,099 shares of Class B Common and 398,945 Depositary Shares held by three corporations of which Ms. Holding is a stockholder and director. Those disclaimed shares are not included in the shares listed for her in the table.

(9) BlackRock, Inc. has filed an amended Schedule 13G with the SEC showing the number of shares of our Class A Common that it beneficially owned as of December 31, 2022. The Schedule 13G indicates that, as of December 31, BlackRock, Inc. had sole power to vote or direct the vote of 1,537,968 shares, shared power to vote or direct the vote of -0- shares, sole power to dispose of or direct the disposition of 1,614,000 shares, and shared power to dispose of or direct the disposition of -0- shares, of the listed Class A Common. The Schedule 13G indicate that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the listed shares, and that BlackRock, Inc. is a parent holding company or control person of a number of subsidiaries which acquired the listed shares.

(10) Egerton Capital (UK) LLP and Egerton Capital (US) LP have filed a joint Schedule 13G with the SEC showing the number of shares of our Class A Common that they beneficially owned as of December 31, 2022. The Schedule 13G indicates that, as of December 31, 2022, they each had shared voting and dispositive power with respect to 710,382 shares of Class A Common.

(11) Vanguard Group has filed an amended Schedule 13G with the SEC showing the number of shares of our Class A Common that it beneficially owned as of December 31, 2022. The Schedule 13Gs indicates that The Vanguard Group has sole power to vote or direct the vote of -0- shares, shared power to vote or direct the vote of 7,743 shares, sole power to dispose of or direct the disposition of 981,672 shares, and shared power to dispose of or direct the disposition of 16,750 shares, of the listed Class A Common. The Schedule 13Gs indicate that The Vanguard Group, Inc.'s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common.

Delinquent Section 16(a) Reports

Our directors, executive officers, and holders of more than 10% of a class of our equity securities are required by federal law to file reports with the SEC regarding the amounts of and changes in their beneficial ownership of shares. Based on our review of copies of those reports, our proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. It has come to our attention that, due to administrative oversight, one report by Craig L. Nix to report a purchase of shares during 2022 was not timely filed. The report was filed immediately after the oversight was discovered. The reports for all other purchases by Mr. Nix during 2022 were timely filed.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

> **Our Board of Directors unanimously recommends that you vote "FOR" Proposal 2.**

In accordance with the requirements of Schedule 14A of the Exchange Act, and rules adopted by the SEC, at least once every three years we are required to give our stockholders an opportunity to vote, on a non-binding advisory basis, on a resolution (a "say-on-pay" resolution) to approve the compensation of our NEOs as disclosed in our Annual Meeting proxy statements. Our Board has submitted a say-on-pay resolution to our stockholders at each of our Annual Meetings since 2011, and our stockholders have overwhelmingly approved those proposals, in each case with over 98% of the votes entitled to be cast on each proposal with respect to shares present in person or represented by proxy, and which were voted or abstained at each meeting, being cast for approval.

Another say-on-pay resolution will be submitted for voting by our stockholders at the 2023 Annual Meeting. In connection with that proposal, the following resolution will be submitted for voting:

"**RESOLVED,** that the stockholders of First Citizens BancShares, Inc. ("BancShares") hereby approve, on a non-binding advisory basis, the compensation paid or provided to BancShares' named executive officers, as that compensation has been disclosed in BancShares' proxy statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including BancShares' Compensation Discussion and Analysis, compensation tables, and the narrative discussion contained in the proxy statement."

The vote on the resolution is not intended to address any specific element of executive compensation. Rather, the vote will relate generally to the compensation described in this proxy statement that was paid or provided for 2022 to our NEOs listed in the Summary Compensation Table above under the heading "EXECUTIVE COMPENSATION." Under Section 14A of the Exchange Act and the SEC's related rules, the vote will be advisory in nature and will not be binding on our Boards or our Compensation, Nominations and Governance Committee, and it will not overrule or affect any previous action or decision by the Boards or Committee or any compensation previously paid or awarded. Neither will it obligate the Boards or Committee to any particular course of future action, nor create or imply any additional duty on the part of the Boards or Committee. However, our Boards and the Committee value the opinion of our stockholders and, in making future decisions on the compensation of our NEOs, will consider the voting results on the resolution and evaluate whether any actions are necessary to address any stockholder concerns.

Our executive compensation philosophy and components are described in more detail in this proxy statement under the headings "COMPENSATION DISCUSSION AND ANALYSIS" and "EXECUTIVE COMPENSATION." As discussed in those sections, our Boards and Compensation, Nominations and Governance Committee attempt to align our executive officers' compensation with our long-term business philosophy and to achieve our objectives of:

- rewarding sustained long-term performance and long-term loyalty;
- balancing business risk with sound financial policy and stockholders' interests, and aligning the interests of our executive officers with the long-term interests of our stockholders by encouraging growth in the value of our company and our stockholders' investments;
- enabling us to attract, motivate and retain qualified executive officers; and
- providing compensation to our executive officers that is competitive with comparable financial services companies.

Consistent with that philosophy, our 2022 executive compensation program was primarily composed of the following elements:

- competitive base salaries;
- performance-based LTIP awards payable in cash which may be earned based on the extent of growth in the tangible book value per share of our common stock plus cumulative dividends paid on the stock during stated three-year Performance Periods;
- performance-based MPP awards payable in cash which could be earned based on the successful completion of merger integration or business unit integration, and achievement of financial and conversion milestones, cost savings, and other synergies, and individual performance, following our merger with CIT;
- retirement benefits in the form of defined benefit pension plans (for officers hired on or before specified dates), matching contributions to legacy and enhanced Section 401(k) defined contribution plan accounts, and additional profit-sharing contributions to enhanced Section 401(k) plan accounts;
- individual non-qualified separation from service agreements with certain of our executive officers;

- a non-qualified deferred compensation plan which was adopted during 2021 to permit plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of a portion of their base salaries and eligible incentive compensation; and

- limited personal benefits (or "perquisites") for certain of our executive officers.

With the exception of Mrs. Alemany who is employed by FCB pursuant to an employment agreement we entered into with her, and equity awards originally issued by CIT to Mrs. Alemany that were converted into RSUs covering shares of our Class A Common, in connection with our merger with CIT, we do not have employment agreements with any of our current NEOs, nor have we provided them with any equity-based compensation (such as stock options or stock awards) nor entered into any arrangements with them under which compensation would be paid to them, or the vesting of any of their benefits would be accelerated, as a result of a change in control of our company or FCB.

We believe the Committee's and the Boards' focus on performance-based compensation, including the substantial portion of our executive officers' compensation that is composed of variable incentive compensation, have enhanced our pay and performance alignment. We are committed to maintaining a strong executive compensation governance framework with continuing monitoring, oversight, and mitigation of compensation risks, and a compensation program that is fair and effective for both our executives and our stockholders alike and aligned with the central objective of our strategic plan, which is to build the long-term value of our company and our stockholders' investments.

> ***Our Board of Directors believes that our executive compensation policies and practices are aligned with our stockholders' long-term interests, and it unanimously recommends that you vote "FOR" Proposal 2.***
>
> ***To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.***

PROPOSAL 3: ADVISORY VOTE ON THE FREQUENCY OF SAY-ON-PAY VOTES

> **Our Board of Directors unanimously recommends that you vote for the option of "Every Year" on Proposal 3.**

In addition to requiring us to submit "say-on-pay" proposals to our stockholders as described in Proposal 2 above, Section 14A of the Exchange Act and related SEC rules require that at least once every six years we give our stockholders an opportunity to vote, on a non-binding advisory basis, for their preference as to how frequently we should submit future say-on-pay proposals for our stockholders to vote on the compensation of our NEOs. Our Board of Directors will submit such a "say-on-frequency" proposal at the Annual Meeting and ask our stockholders to indicate whether they would prefer that we conduct future say-on-pay votes every year, once every two years, or once every three years.

Our stockholders last voted on a say-on-frequency proposal at our 2017 Annual Meeting. Our Board recommended that stockholders vote for the "Every Year" option, and a majority of votes cast were in favor of that option. As a result, our Board of Directors concluded that it would conduct a say-on-pay vote each year until the next required say-on-frequency vote by our stockholders.

Similar to the vote on the say-on-pay proposal described in Proposal 2 above, under Section 14A of the Exchange Act and the SEC's related rules the vote on this say-on-frequency proposal will be advisory in nature. That means it will not be binding on our Board of Directors or our Compensation, Nominations and Governance Committee, nor will it obligate the Board or Committee to any particular course of action in the future. Our Board of Directors has concluded that an advisory vote on executive compensation every year is the most appropriate alternative for our company and is in the best interest of our stockholders. However, the Board values the opinion of our stockholders and, as it did in 2017, the Board will take the outcome of the voting into consideration when considering the frequency of future say-on-pay votes. The Board currently intends to conduct a say-on-pay vote in accordance with the option that receives the most votes at the Annual Meeting until the next say-on-frequency vote is held. However, the vote will not be binding and the Board later could decide to hold say-on-pay votes more or less frequently than the option receiving the most votes cast by our stockholders.

Our Board of Directors looks forward to hearing from stockholders as to their preferences on the appropriate frequency for say-on-pay votes. The proxy card that accompanies this proxy statement permits stockholders to choose from among four options, including holding a say-on-pay vote every year, every two years, or every three years, or abstaining from voting. As a result, stockholders may indicate their preference and will not be voting to approve or disapprove the recommendation of our Board of Directors. Following the 2023 Annual Meeting, the next vote on a say-on-frequency proposal is expected to be at our 2029 Annual Meeting.

> **Our Board of Directors recommends that you vote for the option of**
> **"EVERY YEAR"**
> **as the preferred frequency for advisory votes on executive compensation.**
>
> **The option receiving the most votes at the Annual Meeting of holders of shares of our**
> **Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and**
> **voting together as one class, will be considered to be the preference of our stockholders.**

PROPOSAL 4: PROPOSED AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES OF CLASS A COMMON STOCK

> *Our Board of Directors unanimously recommends that you vote "For" Proposal 4.*

Our Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation") authorizes the issuance of 16,000,000 shares of Class A Common and 2,000,000 shares of Class B Common. Except as required by law, the Class B Common votes with the Class A Common as a single class. Each share of Class B Common is substantively identical to the Class A Common except that each share of Class B Common provides the holder thereof with 16 votes, and the Class B Common is traded on the over-the-counter market and quoted on the OTC Pink Market under the symbol FCNCB while the Class A Common is listed on the Nasdaq Global Select Market under the symbol FCNCA.

As of February 27, 2023, we had 13,502,763 shares of Class A Common issued and outstanding and 1,005,185 shares of Class B Common issued and outstanding. In connection with the CIT merger, which closed in January 2022, we issued approximately 6.1 million shares of Class A Common as merger consideration. The Board believes that it is desirable and in the best interests of our stockholders to have a sufficient number of additional shares of Class A Common available for issuance from time to time, as the occasion may arise, for future possible financing and acquisition transactions and for other proper corporate purposes. There would be no increase in the number of shares of Class B Common authorized. The Board believes that an increased level of authorized Class A Common would benefit us in our ability to pursue our strategies intended to support planned growth and enhance stockholder value. Further, as a bank holding company subject to regulation by the Federal Reserve Board, the availability of authorized shares also supports our strength as a source of support to FCB, which is an important factor in the Federal Reserve Board's assessment of us and support for our initiatives to grow and strengthen the organization.

Accordingly, the Board has approved, and recommends that our stockholders approve, an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of Class A Common from 16,000,000 shares to 32,000,000 shares.

As of the date of this proxy statement, we have no definitive plans, arrangements or understandings to issue any of the additional shares of Class A Common that would be available as a result of the approval of this Proposal 4.

Possible Effects of Proposed Amendment to Increase Authorized Shares of Class A Common

The additional shares of Class A Common proposed to be authorized under this Proposal 4 would have rights identical to our current Class A Common. Stockholder approval of this Proposal 4 and the issuance of the Class A Common authorized thereby would not impact the rights of the holders of our currently outstanding Class A Common, except for effects incidental to increasing the number of shares of Class A Common outstanding, such as dilution of the earnings per share and voting rights of current holders of Class A Common.

The Board will have the authority to issue the additional authorized shares of Class A Common without requiring future stockholder approval of such issuances, except as may be required by our Restated Certificate of Incorporation, as it may be amended from time and time, Nasdaq listing rules or other applicable rules and regulations.

Text of Proposed Charter Amendment

A copy of Article IV as it is proposed to be amended is attached as Appendix A to this proxy statement. That copy is marked to reflect specific changes to our existing Restated Certificate of Incorporation that would be made by Proposal 4 assuming such proposal is adopted and approved at the Annual Meeting, and assuming Proposal 5 (see below) is not adopted and approved at the Annual Meeting. A copy of Article IV as it is proposed to be amended by both Proposal 4 and Proposal 5 is attached as Appendix C to this proxy statement. You should review those proposed changes carefully.

Effectiveness of Change

If this proposal is approved at the Annual Meeting, we will deliver, as soon as reasonably practicable, to the Secretary of State of Delaware an Amended and Restated Certificate of Incorporation reflecting such approval, and the changes will be effective as of the date of such filing. Other than the changes attached hereto in Appendix A with respect to Proposal 4, Appendix B with respect to Proposal 5 (see below), Appendix D with respect to Proposal 6 (see below), and changing references from "shareholder" to "stockholder," the remainder of our Restated Certificate of Incorporation would remain unchanged after effectiveness of such amendments.

Assuming Proposal 4, Proposal 5 (see below) and Proposal 6 (see below) are all approved, the full text of the Amended and Restated Certificate of Incorporation that would be filed with the Secretary of State of Delaware is attached as <u>Appendix E</u> to this proxy statement.

Our Board of Directors unanimously recommends that you vote "F<small>OR</small>" Proposal 4.

To be approved, a majority of the votes entitled to be cast on the proposal with respect to (1) all outstanding shares of our Class A Common and Class B Common, voting together as one class, and (2) all outstanding shares of our Class A Common, voting as a separate class, must be cast in favor of Proposal 4.

PROPOSAL 5: PROPOSED AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES OF PREFERRED STOCK

> *Our Board of Directors unanimously recommends that you vote "FOR" Proposal 5.*

Our Restated Certificate of Incorporation authorizes the issuance of 10,000,000 shares of Preferred Stock. As of February 27, 2023, we had 8,670,000 shares of Preferred Stock issued and outstanding. In connection with the CIT merger, which closed in January 2022, we issued 8,325,000 shares of Preferred Stock as merger consideration. The Board believes that it is desirable and in the best interests of our stockholders to have a sufficient number of additional shares of Preferred Stock available for issuance from time to time, as the occasion may arise, for future possible financing and acquisition transactions and for other proper corporate purposes. The Board believes that an increased number of authorized shares of Preferred Stock would benefit us in our ability to pursue our strategies intended to support planned growth and enhance stockholder value. Further, as a bank holding company subject to regulation by the Federal Reserve Board, the availability of authorized shares also supports our strength as a source of support to FCB, which is an important factor in the Federal Reserve Board's assessment of us and support for our initiatives to grow and strengthen the organization.

Accordingly, the Board has approved, and recommends that our stockholders approve an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of Preferred Stock from 10,000,000 shares to 20,000,000 shares.

As of the date of this proxy statement, we have no definitive plans, arrangements or understandings to issue any of the additional shares of Preferred Stock that would be available as a result of the approval of this Proposal 5.

Possible Effects of Proposed Amendment to Increase Authorized Shares of Preferred Stock

The additional shares of Preferred Stock proposed to be authorized under this Proposal 5 would be deemed "blank check" Preferred Stock as terms or rights have not been designated. The rights and preferences of any future series of Preferred Stock which the Board may designate are presently unknown, and as such, it is not possible to determine what specific effect the issuance of such future shares of Preferred Stock may have on existing stockholders.

Nonetheless, increasing the total authorized shares of capital stock could have an anti-takeover effect because the Board may issue authorized shares of Preferred Stock with designations, rights and preferences as it may determine from time to time. Depending upon the exact terms of such series of Preferred Stock, the issuance could, among things, dilute certain rights of a person seeking to obtain control of us or to change our management. For example, it would be possible for our Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company. However, the Board does not intend to issue shares of Preferred Stock as an anti-takeover measure.

The Board will have the authority to issue the additional authorized shares of Preferred Stock without requiring future stockholder approval of such issuances, except as may be required by our Restated Certificate of Incorporation, as it may be amended from time and time, Nasdaq listing rules or other applicable rules and regulations.

Text of Proposed Charter Amendment

A copy of Article IV as it is proposed to be amended is attached as <u>Appendix B</u> to this proxy statement. That copy is marked to reflect specific changes to our existing Restated Certificate of Incorporation that would be made by Proposal 5 assuming such proposal is adopted and approved at the Annual Meeting, and assuming Proposal 4 is not adopted and approved at the Annual Meeting. A copy of Article IV as it is proposed to be amended by both Proposal 4 and Proposal 5 is attached as <u>Appendix C</u> to this proxy statement. You should review those proposed changes carefully.

Effectiveness of Change

If this proposal is approved at the Annual Meeting, we will deliver, as soon as reasonably practicable, to the Secretary of State of Delaware an Amended and Restated Certificate of Incorporation reflecting such approval, and the changes will be effective as of the date of such filing. Other than the changes attached hereto in <u>Appendix A</u> with respect to Proposal 4, <u>Appendix B</u> with respect to Proposal 5, <u>Appendix D</u> with respect to Proposal 6 (see below), and changing references from "shareholder" to "stockholder," the remainder of our Restated Certificate of Incorporation would remain unchanged after effectiveness of such amendments.

Assuming Proposal 4, Proposal 5 and Proposal 6 (see below) are all approved, the full text of the Amended and Restated Certificate of Incorporation that would be filed with the Secretary of State of Delaware is attached as <u>Appendix E</u> to this proxy statement.

> *Our Board of Directors unanimously recommends that you vote "FOR" Proposal 5.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all outstanding shares of our Class A Common and Class B Common, voting together as one class, must be cast in favor of Proposal 5.*

PROPOSAL 6: PROPOSED AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO REFLECT NEW DELAWARE LAW PROVISIONS REGARDING OFFICER EXCULPATION

> *The disinterested members of our Board of Directors unanimously recommend that you vote "FOR" Proposal 6.*

The State of Delaware, which is our state of incorporation, recently enacted legislation that enables Delaware companies to limit the liability of certain of their officers in limited circumstances under Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"). Our Restated Certificate of Incorporation currently provides for the exculpation of directors, but does not include a provision that allows for the exculpation of officers. Amended DGCL Section 102(b)(7) only permits exculpation for direct claims brought by stockholders for breach of an officer's fiduciary duty of care, including class actions, but does not eliminate officers' monetary liability for breach of fiduciary duty claims brought by the corporation itself or for derivative claims brought by stockholders in the name of the corporation. Furthermore, the limitation on liability does not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit.

The Board believes it is appropriate for public companies in states that allow exculpation of officers to have exculpation clauses in their certificates of incorporation. The nature of the role of directors and officers often requires them to make decisions on crucial matters. Frequently, directors and officers must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight, especially in the current litigious environment and regardless of merit. Limiting concern about personal risk would empower both directors and officers to best exercise their business judgment in furtherance of stockholder interests. Moreover, failing to adopt the proposed amendment to extend exculpation to our officers could impact our recruitment and retention of exceptional officer candidates that conclude that the potential exposure to liabilities, costs of defense and other risks of proceedings exceeds the benefits of serving as an officer.

Our stockholders should be aware that certain of our officers have interests in Proposal 6 that may be different from, or in addition to, the interests of our stockholders more generally since those officers will receive the liability exculpation protections afforded by Proposal 6. Our Board was aware of these interests and considered them, among other matters, in reaching its decision to approve Proposal 6. The amendment reflected in Proposal 6 was unanimously approved by the disinterested members of our Board of Directors, with interested directors abstaining.

The Board believes Proposal 6 would better position us to retain our current officers and attract new officers, and enable such officers to exercise their business judgment in furtherance of the interests of the stockholders without the potential for distraction posed by the risk of personal liability. Additionally, it would align the protections for our officers with those protections currently afforded to our directors.

Proposal 6 is not being proposed in response to any specific resignation, threat of resignation or refusal to serve by any officer.

Text of Proposed Charter Amendment

A copy of Article VI as it is proposed to be amended is attached as <u>Appendix D</u> to this proxy statement. That copy is marked to reflect specific changes to our existing Restated Certificate of Incorporation that would be made by Proposal 6 assuming such proposal is adopted and approved at the Annual Meeting. You should review those changes carefully.

Effectiveness of Change

If this proposal is approved at the Annual Meeting, we will deliver, as soon as reasonably practicable, to the Secretary of State of Delaware an Amended and Restated Certificate of Incorporation reflecting such approval, and the changes will be effective as of the date of such filing. Other than the changes attached hereto in <u>Appendix A</u> with respect to Proposal 4, <u>Appendix B</u> with respect to Proposal 5, <u>Appendix D</u> with respect to Proposal 6, and changing references from "shareholder" to "stockholder," the remainder of our Restated Certificate of Incorporation would remain unchanged after effectiveness of such amendments.

Assuming Proposal 4, Proposal 5 and Proposal 6 are all approved, the full text of the Amended and Restated Certificate of Incorporation that would be filed with the Secretary of State of Delaware is attached as <u>Appendix E</u> to this proxy statement.

> *The disinterested members of our Board of Directors unanimously recommend that you vote "FOR" Proposal 6.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all outstanding shares of our Class A Common and Class B Common, voting together as one class, must be cast in favor of Proposal 6.*

PROPOSAL 7: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

> ***Our Board of Directors unanimously recommends that you vote "FOR" Proposal 7.***

Appointment of Independent Accountants

Our Audit Committee has engaged our current independent accountants, KPMG LLP, to serve as our independent accountants and to audit our consolidated financial statements for 2023.

The Audit Committee continuously reviews our independent accountants' performance and independence. In connection with the Committee's selection of our independent accountants for 2023, the Committee considered and discussed, among other factors:

- the increased size and complexity of our business following our January 3, 2022, merger with CIT and the impact of the merger on our financial statements and internal control over financial reporting;

- KPMG LLP's expertise in the banking industry, and the Committee's perception of KPMG LLP's capabilities in handling issues related to financial institutions and, more specifically, to larger financial institutions with complex businesses;

- the knowledge and experience of KPMG LLP's lead audit partner and other key members proposed to be assigned to our audit service team;

- recent reports of the Public Company Accounting Oversight Board's inspections of KPMG LLP;

- the Committee's perception of, and KPMG LLP's statements regarding, its independence; and

- KPMG LLP's proposed fees.

In connection with its selection of KPMG LLP as our independent accountants, the Audit Committee received the written disclosures and letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding that firm's communications with the Committee concerning its independence. Based on its evaluation, the Audit Committee believes that KPMG LLP is independent and that it is in our and our stockholders' best interests to appoint KPMG LLP as our independent accountants for 2023.

In order to maintain their independence with respect to their audit clients, the SEC's rules require the partners of public accounting firms who are assigned as "lead audit partners" for audits of public companies to be subject to a mandatory rotation policy. As a result, a partner in our accounting firm may not serve as lead audit partner for the firm's audit of our financial statements for more than five consecutive years. Our Audit Committee does not approve or disapprove the accounting firm's assignment of a particular partner as lead audit partner, or its assignment of other members of the firm to its audit team, for audits of our financial statements. However, in connection with the Audit Committee's selection of our independent accountants each year, the Committee meets with the proposed lead audit partner, considers the partner's experience and performance on previous audits and any experience of the Committee with the partner, and seeks and considers the views of our executive management. The Committee then communicates its views regarding that partner to management of the accounting firm.

Our Audit Committee first engaged KPMG LLP as our independent accountants to audit our consolidated financial statements for 2021, and approved the terms of its engagement, on February 24, 2021. KPMG LLP replaced FORVIS, LLP (formerly Dixon Hughes Goodman LLP) which had audited our financial statements for 2020 and was dismissed as our independent accountants on February 24, 2021. It had served as our independent accountants since 2004. The change in accountants was approved by the Audit Committee following a competitive proposal process.

In connection with FORVIS, LLP's audits of our financial statements during the two years ended December 31, 2020 and 2019, and through the date of the Committee's action dismissing FORVIS, LLP, there were no (a) "disagreements" as described in Item 304(a)(1)(iv) of Regulation S-K, with FORVIS, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to FORVIS, LLP's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports on our financial statements, or (b) any "reportable events" requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K.

FORVIS, LLP's audit reports on our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the year ended December 31, 2020 contained a paragraph explaining that we changed our method of accounting for credit losses effective January 1, 2020 due to the adoption of Accounting Standards Codification Topic 326 *Financial Instruments – Credit Losses*.

During 2020 and 2019, and through the date of the Committee's action engaging KPMG LLP, neither we, nor anyone on our behalf, consulted with KPMG LLP regarding (a) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or (b) any matter that was either the subject of a "disagreement," as described in Item 304(a)(1)(iv) of Regulation S-K, or a "reportable event" as defined in Item 304(a)(1)(v) of Regulation S-K.

The Audit Committee's charter gives it the responsibility and authority to select and appoint our independent accountants each year and to approve their fees and the terms of the engagement under which they provide services to us. Our stockholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal for stockholders to ratify the appointment of KPMG LLP at the Annual Meeting to allow stockholders to be heard in that selection process. The outcome of voting on the proposal will not be binding on the Committee. If our stockholders do not ratify the Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of KPMG LLP. If our stockholders ratify the Committee's selection, the Committee could, in its discretion, appoint different independent accountants during the year if it determines that such a change would be in our best interests.

Representatives of KPMG LLP are expected to participate remotely in our virtual Annual Meeting and be available to respond to appropriate questions, and they will have an opportunity to make a statement if they desire to do so.

Services and Fees during 2022

Our Audit Committee pre-approves all audit services and other services provided by our accountants. While the entire Audit Committee generally participates in the pre-approval of services, the Committee delegates authority to its Chairman to approve requests for non-audit services. Any such approval by the Chairman is communicated to the full Committee at its next regularly scheduled meeting. All audit and permissible non-audit services provided by KPMG LLP during 2022 were approved under the above procedure.

As our independent accountants for 2022 and 2021, KPMG LLP provided us with various audit and other services for which we and FCB were billed or expect to be billed for fees as described below. Our Audit Committee has considered whether the provision of non-audit services by KPMG LLP during 2022 was compatible with maintaining its independence, and it believes that the provision of non-audit services by KPMG LLP during 2022 did not affect its independence.

The following table lists the aggregate amounts of fees paid to KPMG LLP for audit services for 2022 and 2021 and for other services they provided during 2022 and 2021.

Type of Fees and Description of Services	2022	2021
Audit Fees, including fees for professional services rendered for the annual integrated audit of our consolidated financial statements for the fiscal year (including services relating to the audit of internal control over financial reporting), audits of subsidiary financial statements for 2021, reviews of the financial statements included in our Quarterly Reports on Form 10-Q, and services in connection with securities offerings.	$3,881,441	$4,378,308
Audit-Related Fees, including fees for services reasonably related to performance of the audit of the annual consolidated financial statements for the fiscal year, other than Audit Fees, such as compliance exams, agreed upon procedures attestations, internal control reviews, and other attestation services.	60,000	55,000
Tax Fees, including fees for tax return preparation, tax compliance and tax advice	202,743	376,027
All Other Fees, consisting of a subscription fee for access to an online accounting research tool	5,680	1,078

> *Our Board of Directors unanimously recommends that you vote "For" Proposal 7.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.*

FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING

The following are some questions that you, as a stockholder, may have regarding the Annual Meeting, and brief answers to those questions. We urge you to carefully read the entire proxy statement because the information in these questions and answers does not provide all of the information that will be important to you with respect to the Annual Meeting and proposals to be voted on at the meeting.

Q. Where will the Annual Meeting be held?

A: We are holding the Annual Meeting in a virtual format in order to provide convenient access to the meeting for all our stockholders. There will be no physical meeting location for stockholders to attend. The only way to attend the Annual Meeting will be via the Internet.

The virtual meeting platform is designed such that record holders of our voting shares, as well as beneficial holders of voting shares that are held for them in "street name" by a broker, bank or other nominee, will be afforded the same rights and opportunities to participate as they would have at an in-person meeting.

Q: How can I participate in the virtual Annual Meeting?

A: To participate in the Annual Meeting remotely, go to *www.virtualshareholdermeeting.com/FCNCA2023* on April 25, 2023, and enter your unique 16-digit "Control Number" which is printed on the proxy card you received with your copy of our proxy statement or, if you are the beneficial owner of shares held in street name, on the voting instruction form you received from your bank, broker, or other nominee that is the record holder of your shares. The Control Number appears on the portion of your proxy card or voting instruction form that you retain.

Record holders of our voting shares who participate in the Annual Meeting remotely will be considered to be present, and shares they hold of record to be represented, "in person" at the meeting. During the Annual Meeting, you may listen to the proceedings, submit written questions, and vote your shares held of record. If your shares are held in street name, you also may listen to the proceedings and submit written questions, and during the meeting you may submit your voting instructions to your broker or nominee by following the instructions available on the meeting website.

The Annual Meeting will begin at 9:00 a.m. EDT on the meeting date. However, you may begin to log in to the meeting website at 8:45 a.m. and we encourage you to do that. The virtual meeting platform will be supported across most Internet browsers and devices (including desktop and laptop computers, tablets and smart phones) running updated versions of applicable software and plugins.

Q: What can I do if I no longer have my Control Number?

A: If you are a record holder of shares and wish to participate in the Annual Meeting but you no longer have your Control Number, you may obtain your Control Number by calling Broadridge Corporate Issuer Solutions at 855-449-0981 for assistance. If you are a beneficial holder of shares held in street name and no longer have the Control Number printed on your voting instruction form, you should call your bank, broker or other nominee.

Q: Will there be help available if I have trouble logging in to the Annual Meeting website?

A: Yes. If you have trouble accessing the meeting website while trying to login or during the meeting, help and technical support will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International).

Q: Will I be able to ask questions during the virtual Annual Meeting?

A: Yes. You may submit written questions during the meeting by following the directions on the meeting website and typing your question in the "Ask a Question" box. We will try to answer all questions, subject to time constraints. If we receive substantially similar questions, we may group them together and provide a single response to avoid repetition. Also, we reserve the right to edit inappropriate language and to exclude questions that are personal matters, not pertinent to meeting matters, do not comply with the meeting rules of conduct, or otherwise are inappropriate.

Q: How can I vote at the Annual Meeting?

A: *Record Holders.* If your shares of our common stock are held of record in your name, you can vote your shares in either of the following ways.

- You can participate in the virtual Annual Meeting remotely and, using the 16-Digit Control Number printed on your proxy card, follow the instructions on the meeting website to vote your shares during the meeting.

- Before the meeting, you can appoint four of our directors (Hope H. Bryant, H. Lee Durham, Jr., Frank B. Holding, Jr. and Robert T. Newcomb) or any substitutes appointed by them, individually and as a group, in either of the ways described below to act as your "Proxies" to vote your shares for you at the meeting.

    - Mark your voting instructions on the proxy card enclosed with this proxy statement and sign, date, and return it in the enclosed pre-addressed envelope.

    - Before 11:59 p.m. EDT on April 24, 2023 (the day before the Annual Meeting), call 1-800-690-6903 or log on to the Internet voting website *www.proxyvote.com.* Have your enclosed proxy card in hand when you call or access the website. When you are prompted for your "Control Number," enter the 16-digit number that is printed in the box on your proxy card, and then follow the instructions you will be given to instruct the Proxies on how to vote your shares.

If you are the record holder of shares of both Class A Common and Class B Common, or if you hold shares of record in different forms of your name, then you should have received two or more proxy cards, each containing a unique 16-digit Control Number for the shares represented by that proxy card. If you wish to appoint the Proxies to vote all your shares, you will need to mark, sign and return *all* proxy cards you received or appoint the Proxies by telephone or Internet separately for shares represented by each card. Or, if you participate in the Annual Meeting remotely and want to vote your shares on the meeting website, you will need to vote shares represented by each card separately on the Annual Meeting website.

If you appoint the Proxies by telephone or Internet, you need not sign and return a proxy card. You will be appointing the Proxies to vote your shares on the same terms and with the same authority as if you marked, signed, and returned a proxy card. Whether you return a proxy card or appoint the Proxies by telephone or Internet, the authority you will be giving the Proxies is described below and in the proxy card enclosed with this proxy statement. Even if you plan to participate in the virtual Annual Meeting, we ask that you mark your proxy card to indicate how your shares should be voted, sign and date it, and return it in the enclosed envelope, or follow the instructions above for appointing the Proxies and giving your voting instructions by telephone or Internet. Doing that will ensure that your shares will be represented and voted at the meeting.

Shares Held in Street Name. Only the record holders of shares of our common stock or their appointed proxies may vote those shares. As a result, if your shares are held for you in street name by a broker or other nominee (such as a bank or custodian), your broker or nominee (i.e., the record holder) must vote them for you, or appoint the Proxies to vote them for you, unless you make arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You may give your broker or nominee instructions for the voting of your shares held in street name in either of the following ways.

- Before the Annual Meeting, you can follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by completing and returning to it the voting instruction form you received from your broker or nominee with this proxy statement, or by giving voting instructions by telephone or internet as directed by your broker or nominee on your voting instruction form.

- You can participate in the virtual Annual Meeting and, using the 16-digit Control Number printed on the voting instruction form you received from your broker or nominee with this proxy statement, follow the instructions on the meeting website to give your voting instructions.

If you hold shares in more than one brokerage or nominee account, each of your brokers or nominees will have sent you a separate voting instruction form, each containing a unique 16-digit Control Number for shares held in your account that it holds. If you wish to give your brokers or nominees voting instructions before the meeting for all shares they hold for you, you should mark *all* voting instruction forms you received and return them to your brokers or nominees. Or, if you participate in the Annual Meeting remotely, you will need to give your voting instructions for shares covered by each voting instruction form separately on the Annual Meeting website.

Brokers and other such nominees typically have the discretionary authority to vote shares they hold for their customers on routine matters, such as proposals to ratify the appointment of independent accountants, when no instructions are received from beneficial owners of the shares. However, applicable securities exchange rules generally prohibit brokers from voting their customers' shares on matters designated by the rules as "non-routine" unless the beneficial owners of the shares provide voting instructions. As a result, if your shares are held by a broker, it may not vote your shares at the Annual Meeting in the election of our directors or any other non-routine matter unless you provide voting instructions. To ensure that your shares held by a broker are represented at the Annual Meeting and voted as you desire on all matters, it is important that you instruct your broker as to how it should vote your shares.

Q: Who is soliciting proxies, and who is paying solicitation expenses?

A: Our Board of Directors is asking you to appoint the Proxies to vote your shares at the Annual Meeting. In addition to solicitation by mail, our and FCB's directors, officers and associates may solicit proxy appointments, personally or by telephone, electronic mail, or other methods of communication, but they will not receive any additional compensation from us for doing so.

We will pay all costs of our solicitation of proxy appointments for the Annual Meeting, including costs of preparing and mailing this proxy statement and expenses associated with the telephone and Internet voting facilities. We are requesting banks, brokers, custodians, and other nominees and fiduciaries to forward copies of our proxy solicitation materials to the beneficial holders of the shares they hold and request the beneficial holders' voting instructions, and we will reimburse them for their expenses in doing so.

Q: How will proxies be voted at the Annual Meeting?

A:
- If you sign a proxy card and return it so that we receive it before the Annual Meeting, or you appoint the Proxies by telephone or Internet, you will be appointing the Proxies to vote your shares for you, and they will vote, or abstain from voting, according to the instructions you give them.

- If you sign and return a proxy card or appoint the Proxies by telephone or Internet, but you do not give voting instructions on a matter to be voted on, then the Proxies will be authorized to vote your shares **"FOR"** the election of each of the nominees for director named in Proposal 1, **"FOR"** Proposal 2, for the **"EVERY YEAR"** option on Proposal 3, and **"FOR"** each of Proposals 4, 5, 6 and 7.

- If before the Annual Meeting any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal of his or her nomination, or removal, your proxy card or telephone or Internet voting instructions will give the Proxies discretion to vote your shares for a substitute nominee named by our Board of Directors. If no substitute nominee is named by our Board of Directors, then the number of directors to be elected at the Annual Meeting will be reduced accordingly.

- We are not aware of any other business that will be brought before the Annual Meeting other than the election of directors and the proposals described in this proxy statement. However, if any other matter is properly presented for action by our stockholders, your proxy card or telephone or Internet voting instructions will authorize the Proxies to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including motions to adjourn the meeting.

- If you are the record holder of your shares and you do not return a proxy card or appoint the Proxies by telephone or Internet, the Proxies will not have authority to vote for you and your shares will not be represented or voted at the Annual Meeting unless you participate in the meeting remotely and vote your shares on the meeting website or validly appoint another person to vote your shares for you. Similarly, if your shares are held for you in street name by a broker or other nominee (such as a bank or custodian), your shares may not be voted by your broker or nominee on "non-routine" matters unless you give it voting instructions by marking the voting instruction form you received and returning it to your broker or nominee or by participating in the meeting remotely and giving your voting instructions on the meeting website.

Q: How can I change or revoke my voting instructions after I appoint the Proxies by proxy card, telephone, or Internet, or after I give voting instructions to my broker or nominee?

A: *Record Holders.* If you are the record holder of your shares and you sign and return a proxy card or appoint the Proxies by telephone or Internet, and you later wish to change the voting instructions or revoke the authority you gave the Proxies, you can do so by taking the appropriate action described below.

To change the voting instructions you gave the Proxies, whether by returning a proxy card or appointing the Proxies by telephone or Internet, you can:

- before the Annual Meeting, sign a new proxy card, dated after the date of your original proxy card or after you appointed the Proxies by telephone or Internet, which contains your new voting instructions, and submit it to our proxy tabulator, Broadridge Corporate Issuer Solutions, Inc., at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, so that your new proxy card is received by our proxy tabulator before the voting takes place at the meeting; or

- before 11:59 p.m. EDT on April 24, 2023 (the day before the Annual Meeting), call 1-800-690-6903 (the same number used to appoint the Proxies by telephone), or go to the same voting website *(www.proxyvote.com)* used to appoint the Proxies by Internet, enter your 16-digit Control Number (printed in the box on the enclosed proxy card), and then give your new voting instructions.

Whether you return a proxy card, or appoint the Proxies by telephone or Internet, the Proxies will follow the last voting instructions received from you before the voting takes place at the Annual Meeting.

To revoke your proxy card or your appointment of the Proxies by telephone or Internet, you can:

- give Broadridge Corporate Issuer Solutions, Inc. a written notice at its address listed above, which must be received before the voting takes place at the Annual Meeting, that you want to revoke your proxy card or telephone or Internet appointment; or

- participate in the Annual Meeting remotely and vote your shares on the meeting website. Simply participating in the Annual Meeting will not revoke your proxy card or telephone or Internet appointment unless you also vote your shares during the meeting on the meeting website.

Shares Held in Street Name. If your shares are held in street name and you want to change voting instructions you have given to your broker or other nominee you may participate remotely in the Annual Meeting and give your new voting instructions on the meeting website during the meeting. Otherwise, you must contact your broker or nominee and follow its directions to change your voting instructions. To revoke voting instructions you have given to your broker or other nominee, you must contact your broker or nominee and follow its directions.

Q: How can I obtain another proxy card or voting instruction form?

A: If you have lost your proxy card or after returning it you want to change your voting instructions, you may obtain another proxy card by calling Broadridge Corporate Issuer Solutions, Inc. at 855-449-0981. To receive another copy of the voting instruction form you received from your broker or other nominee, you must call that broker or nominee.

Q: What is required in order to have a quorum for the Annual Meeting?

A: A quorum must be present for business to be conducted at the Annual Meeting. The quorum requirements will vary among the different proposals to be voted on at the meeting. The following table describes the quorum requirements for each proposal.

Proposal	Quorum Requirement
Election of directors and Proposals 2, 3, 5, 6 and 7	Majority of the votes entitled to be cast by holders of outstanding shares of Class A Common and Class B Common as a group
Proposal 4	Majority of the votes entitled to be cast by holders of outstanding shares of Class A Common and Class B Common as a group, and a majority of the votes entitled to be cast by holders of outstanding shares of Class A Common as a separate group

Shares represented by proxy at the Annual Meeting, or held by stockholders who participate in the meeting remotely, will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card, appoint the Proxies by telephone or Internet, or participate in the meeting remotely, your shares will be counted as present for purposes of determining whether there is a quorum, even if you abstain or instruct the Proxies to abstain from voting on one or more matters voted on. Broker "non-votes" also will be counted as present in determining whether there is a quorum. Broker non-votes will occur if your shares are held by a broker and are voted by the broker on one or more "routine" matters at the meeting on which the broker has discretionary voting authority, but are not voted by the broker on a "non-routine" matter because the broker does not have discretionary voting authority with respect to that particular matter and you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

Q: Could the Annual Meeting be adjourned?

A: If a quorum is not present at the Annual Meeting, or for other reasons, the meeting may be adjourned to a different date, time or place. If an announcement is made at the meeting of the date, time and place for the adjourned meeting, no further notice of the adjourned meeting will be given unless the adjournment is for more than 30 days or the Record Date is changed.

In the unlikely event that, for any reason, we are not able to convene the Annual Meeting, or if, after being convened, the meeting is interrupted and cannot be continued, including due to loss of internet connectivity or communications capabilities, power failure, or other technical difficulties, the meeting will be adjourned. If a verbal or written announcement of a later date and time for reconvening the meeting is made during the meeting or on the meeting website, the meeting will be reconvened on that date and at that time in a virtual meeting format at the same web address listed above *(www.virtualshareholdermeeting.com/FCNCA2023)*. In the event of such an adjournment, no further notice of the date and time of the reconvened meeting will be given.

The instructions described above for accessing, participating in, and voting at the original meeting will apply to any reconvened meeting.

Q: **What vote is required to elect directors and on Proposals 2, 3, 4, 5, 6 and 7?**

A: ● *Election of Directors.* Our directors are elected by a plurality of the votes cast in elections. In the election of directors at the Annual Meeting, the 13 nominees who receive the highest numbers of votes of holders of our Class A Common and Class B Common represented by proxy at the Annual Meeting or held by stockholders who participate in the meeting remotely, and voting together as one class, will be elected.

You may:

● vote for all of the nominees by voting "For All;"

● withhold your vote for all of the nominees by voting "Withhold All;" or

● vote for all of the nominees except for certain nominees by voting "For All Except" and then indicating the nominee(s) for whom you want your vote withheld.

Withheld votes and broker non-votes will have no effect on the election of directors. Stockholders may not vote cumulatively for directors. Our Board of Directors' nominees for election as directors are listed under the heading "Proposal 1: Election of Directors."

● *Proposal 2.* Proposal 2 calls for a non-binding, advisory vote of our stockholders to approve compensation paid or provided to our NEOs, as described under the heading "Proposal 2: Advisory Vote on Executive Compensation." You may vote "For" or "Against" the proposal, or you may "Abstain" from voting on the proposal. To be approved, a majority of the votes entitled to be cast on the proposal with respect to shares of our Class A Common and Class B Common represented by proxy at the Annual Meeting or held by stockholders who participate in the meeting remotely, and voting together as one class, must be cast in favor of the proposal. Broker non-votes will have no effect in the voting on Proposal 2, but abstentions will have the same effect as votes against Proposal 2.

● *Proposal 3.* Proposal 3 calls for a non-binding advisory vote of our stockholders for their preference as to how frequently we should submit future say-on-pay proposals for our stockholders to vote on the compensation of our NEOs as described under the heading "Proposal 3: Advisory Vote on Frequency of "Say on Pay" Votes." You may vote for "Every Year," "Every Two Years" or "Every Three Years," or you may "Abstain" from voting on the proposal. The option receiving the most votes cast on the proposal with respect to shares of our Class A Common and Class B Common represented by proxy at the Annual Meeting or held by stockholders who participate in the meeting remotely, and voting together as one class, will be considered to be the preference of our stockholders. Abstentions and broker non-votes will have no effect in the voting on Proposal 3.

● *Proposal 4.* Proposal 4 is a vote on a proposed amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of our Class A Common as described under the heading "Proposal 4: Proposed Amendment to Our Restated Certificate of Incorporation to Increase Authorized Shares of Class A Common Stock." You may vote "For" or "Against" the proposal, or you may "Abstain" from voting on the proposal. To be approved, a majority of the votes entitled to be cast on the proposal with respect to all outstanding shares of our Class A Common and Class B Common, voting together as one class, and a majority of the votes entitled to be cast on the proposal with respect to all outstanding shares of our Class A Common, voting as a separate class, must be cast in favor of the proposal. Abstentions and broker non-votes both will have the same effect as votes against Proposal 4.

● *Proposal 5.* Proposal 5 is a vote on a proposed amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of our Preferred Stock as described under the heading "Proposal 5: Proposed Amendment to Our Restated Certificate of Incorporation to Increase Authorized Shares of Preferred Stock." You may vote "For" or "Against" the proposal, or you may "Abstain" from voting on the proposal. To be approved, a majority of the votes entitled to be cast on the proposal with respect to all outstanding shares of our Class A Common and Class B Common, voting together as one class, must be cast in favor of the proposal. Abstentions and broker non-votes both will have the same effect as votes against Proposal 5.

- **Proposal 6.** Proposal 6 is a vote on a proposed amendment to our Restated Certificate of Incorporation to reflect new Delaware law provisions regarding officer exculpation as described under the heading "PROPOSAL 6: PROPOSED AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO REFLECT NEW DELAWARE LAW PROVISIONS REGARDING OFFICER EXCULPATION." You may vote "FOR" or "AGAINST" the proposal, or you may "ABSTAIN" from voting on the proposal. To be approved, a majority of the votes entitled to be cast on the proposal with respect to all outstanding shares of our Class A Common and Class B Common, voting together as one class, must be cast in favor of the proposal. Abstentions and broker non-votes both will have the same effect as votes against Proposal 6.

- **Proposal 7.** Proposal 7 is a vote on ratification of our Audit Committee's appointment of our independent accountants for 2023 as described under the heading "PROPOSAL 7. RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS." You may vote "FOR" or "AGAINST" the proposal, or you may "ABSTAIN" from voting on the proposal. To be approved, a majority of the votes entitled to be cast on the proposal with respect to shares of our Class A Common and Class B Common represented by proxy at the Annual Meeting or held by stockholders who participate in the meeting remotely, and voting together as one class, must be cast in favor of the proposal. Broker non-votes will have no effect in the voting on Proposal 7, but abstentions will have the same effect as votes against Proposal 7.

Q: How can I find out the results of the voting at the Annual Meeting?

A: We will file a Current Report on Form 8-K with the SEC within four business days after the conclusion of the Annual Meeting to announce the voting results. FCB's Internet website *(ir.firstcitizens.com/financial-information/sec-filings)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of that report.

Q: Who can help answer my questions?

A: If you have any questions about the Annual Meeting, the proposals to be voted upon at the meeting, or how to submit your proxy, contact us at 919-716-7000.


RECOMMENDATIONS OF NOMINEES


As described above under the caption "COMMITTEES OF OUR BOARDS — Compensation, Nominations and Governance Committee," in identifying potential Board nominee candidates the Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors or stockholders. Stockholders who wish to recommend candidates to the Committee should send their recommendations in writing to:

> Compensation, Nominations and Governance Committee
> First Citizens BancShares, Inc.
> Attention: Corporate Secretary (FCC22)
> Post Office Box 27131
> Raleigh, North Carolina 27611-7131

Each recommendation should be accompanied by:

- the full name, address, and telephone number of the person making the recommendation, a statement that the person making the recommendation is a stockholder of record (or, if the person is a beneficial owner of shares of our stock but not a record holder, a statement from the record holder of the shares verifying the number of shares the person beneficially owns), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next Annual Meeting;

- the full name, address and telephone number of the candidate being recommended, and information regarding the candidate's beneficial ownership of our stock and any business or personal relationship between the candidate and the person making the recommendation;

- a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information that the Committee may request in connection with its evaluation of candidates;

- a description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any particular skills, experience or areas of expertise, and information regarding the candidate's current positions or experience during the past 10 years as a director of any other public corporation;

- a description of any potential contributions to the Board that the candidate might make that are unusual or unique;

- a description of the candidate's current positions and experience as a community leader;

- information regarding any business or personal relationships between the candidate and any of our or FCB's customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our company, FCB, or any of our affiliated companies, and any transactions between the candidate and our company, FCB, or any of our affiliated companies;

- any additional information regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including information about legal proceedings in which the candidate has been involved within the past 10 years); and

- an explanation of the value or benefit that the person making the recommendation believes the candidate would provide us as a director.

Candidates recommended by stockholders as nominees must qualify to serve as directors of our company and FCB under applicable state and federal banking laws and regulations, including without limitation the requirements of Section 19 of the Federal Deposit Insurance Act, and own an amount of our common stock that is significant in light of their financial means. Recommendations must be received by the Committee not later than the 120th day prior to the first anniversary of the date that our proxy statement was first mailed to our stockholders in conjunction with our preceding year's Annual Meeting. Recommendations submitted by stockholders other than in accordance with these procedures will not be considered by the Committee. The Committee will evaluate candidates recommended by stockholders in a manner similar to its evaluation of other candidates.

PROPOSALS FOR THE 2024 ANNUAL MEETING

Any proposal of a stockholder, other than a nomination for election as a director, that is intended to be presented for action at our 2024 Annual Meeting and included in the proxy statement and proxy card that we will distribute in connection with that meeting must be received by our Corporate Secretary in writing at our address listed below no later than November 14, 2023, to be considered timely received for inclusion in those proxy materials. In order to be included in our proxy materials for a particular meeting, the proposal and the stockholder submitting it must satisfy and comply with certain eligibility and procedural requirements contained in rules of the SEC.

Under our Bylaws, written notice of a stockholder proposal (other than a nomination) intended to be presented from the floor at our 2024 Annual Meeting but which is not intended to be included in our proxy statement and proxy card, or of a stockholder's intent to nominate a person from the floor for election as a director at our 2024 Annual Meeting, must be received by our Corporate Secretary at our address listed below no earlier than December 14, 2023, and no later than January 28, 2024, in order for that proposal or nomination to be brought before that Annual Meeting. The same notice requirements apply in the case of a stockholder proposal other than a nomination in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by stockholders at our 2024 Annual Meeting. However, if, after the January 28, 2024 deadline for notice of a proposed nomination, our Board of Directors increases the number of our directors, thereby creating an unfilled vacancy that will be filled at our 2024 Annual Meeting, and if there is no public announcement naming the nominee to fill the vacancy at least 100 days prior to the first anniversary of our 2023 Annual Meeting, then a stockholder's written notice of a nomination to fill the vacancy will be treated as timely if it is received by us not later than the close of business on the tenth day following the day on which such a public announcement actually is made. To be effective, notices of stockholder proposals or nominations are required to strictly comply with the requirements of Article II, Section 11 of our Bylaws, which specify the procedures, information, and statements that must be included in any stockholder director nomination. Stockholder proposals or nominations not made as provided in our Bylaws will not be considered at Annual Meetings. A copy of our most recent Bylaws have been filed with the SEC and are available on our website at *ir.firstcitizens.com/corporate-governance/governance-documents*.

The notices described above should be mailed to:

First Citizens BancShares, Inc.
Attention: Corporate Secretary
Post Office Box 27131 (Mail Code FCC22)
Raleigh, North Carolina 27611-7131

ANNUAL REPORT ON FORM 10-K

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file periodic reports and other information, including proxy statements, annual reports, quarterly reports and current reports, with the SEC. FCB's Internet website *(ir.firstcitizens.com/financial-information/sec-filings)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of information that we file electronically.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC, is being mailed to our stockholders with this proxy statement, and a copy is posted with this proxy statement at *www.proxyvote.com.* An additional copy will be provided without charge to any stockholder upon written request directed to our Corporate Secretary, Matthew G. T. Martin, at the above address.

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APPENDIX A

PROPOSAL 4 APPROVED (PROPOSAL 5 NOT APPROVED)

Article IV

The aggregate number of shares which the corporation shall have authority to issue is ~~Twenty Eight~~Forty-Four Million (~~28,000,000~~44,000,000) shares divided into three classes. The designation, the number of authorized shares, and the par value of the shares of each class are as follows:

Class	Number of Shares	Par Value Per Share
Class A Common Stock	~~16,000,000~~32,000,000	$1.00
Class B Common Stock	2,000,000	$1.00
Preferred Stock	10,000,000	$0.01
Total Shares	~~28,000,000~~44,000,000	

Subject to the rights of the holders of any series of the Preferred Stock as set forth in a certificate of designation relating to that series, the number of authorized shares of the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware, and no vote of the holders of any of the Preferred Stock voting separately as a class shall be required therefor.

The preferences, powers and rights, and the qualification, limitations and restrictions, of the shares of each class are as follows:

A. Common Stock.

Class A Common Stock. The Class A Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class A Common Stock shall be entitled to one (1) vote for each share outstanding upon all questions presented to the stockholders and, together with the Class B Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class A Common Stock shall share with the Class B Common Stock as specified below. The Class A Common Stock shall not have class voting privileges except as required by law.

Class B Common Stock. The Class B Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class B Common Stock shall be entitled to sixteen (16) votes for each share outstanding upon all questions presented to the stockholders and, together with the Class A Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class B Common Stock shall share with the Class A Common Stock as specified below. The Class B Common Stock shall not have class voting privileges except as required by law.

Liquidation, Dividends, Spin-Offs, Distributions-in-Kind and other Benefits (Except Voting) of Class A and Class B Common Stock. As to liquidation, any amounts available shall be distributed between the outstanding Class A Common Stock and the outstanding Class B Common Stock *pro rata*, based upon the numbers of shares issued and outstanding of Class A Common Stock and Class B Common Stock.

Dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions (except voting) shall be paid or distributed on the Class A Common Stock and the Class B Common Stock as declared from time to time by the Board of Directors; *provided, however*, that the dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions shall be the same for each issued and outstanding share of Class A Common Stock and for each issued and outstanding share of Class B Common Stock as of the record date.

Fractional Shares. No certificates for fractional shares of Class A Common Stock or Class B Common Stock shall be issued by the corporation.

B. Preferred Stock.

The corporation's Board of Directors shall be authorized to issue shares of Preferred Stock from time to time, to create series thereof, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other rights of the shares of each series, and any qualifications, limitations or restrictions thereon, all by its resolution. Without limiting the generality of the foregoing authority, the Board of Directors shall be authorized to fix and determine with respect to each separate series:

(1) the designation of and the number of shares to constitute each series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by the Board of Directors unless otherwise provided by the Board of Directors;

(2) the dividend rate (or method of determining such rate), if any; any conditions on which and times at which dividends are payable; any preferences over or relation which such dividends shall bear to the dividends payable on any other class or classes, or any other series, of capital stock, including the Preferred Stock; whether such dividends will be cumulative or non-cumulative; and whether the shares will be participating or nonparticipating with other shares with respect to dividends;

(3) whether shares within a series will be redeemable (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), and, if so, the redemption prices (or the method of determining such prices) and the conditions and times upon which redemption may take place and whether for cash, property, or rights, including securities of the corporation or of another corporation;

(4) the terms and amount of any sinking, retirement, or purchase fund;

(5) the conversion or exchange rights (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange times, prices, rates, adjustments, and other terms of conversion or exchange;

(6) the voting rights, if any, of the holders of shares of each series;

(7) any restrictions on the issuance or reissuance of additional shares of the Preferred Stock;

(8) the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation; any preferences over any other class or classes, or any other series, of capital stock, including Preferred Stock; and whether the shares will be participating or nonparticipating with other shares with respect to distributions of the corporation's assets upon liquidation, dissolution or winding up of the affairs of the corporation;

(9) any limitations or restrictions on transfer; and

(10) such other powers, rights and preferences, if any, for the benefit of the holders of, or other terms or limitations, qualifications or restrictions with respect to, the shares within that series as shall not be inconsistent with the provisions of this Restated Certificate of Incorporation, as amended, or applicable law.

The number, designations, powers, preferences, and the relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, shares within any one series may differ from those of shares within any other series. Except as may otherwise be provided in this Restated Certificate of Incorporation, in a certificate of designation relating to a series of the Preferred Stock or by applicable law, holders of the Preferred Stock shall not be entitled to vote, separately or as a class, at or receive notice of any meeting of stockholders.

APPENDIX B

PROPOSAL 5 APPROVED (PROPOSAL 4 NOT APPROVED)

Article IV

The aggregate number of shares which the corporation shall have authority to issue is ~~Twenty Eight~~Thirty-Eight Million (~~28,000,000~~38,000,000) shares divided into three classes. The designation, the number of authorized shares, and the par value of the shares of each class are as follows:

Class	Number of Shares	Par Value Per Share
Class A Common Stock	16,000,000	$1.00
Class B Common Stock	2,000,000	$1.00
Preferred Stock	~~10,000,000~~20,000,000	$0.01
Total Shares	~~28,000,000~~38,000,000	

Subject to the rights of the holders of any series of the Preferred Stock as set forth in a certificate of designation relating to that series, the number of authorized shares of the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware, and no vote of the holders of any of the Preferred Stock voting separately as a class shall be required therefor.

The preferences, powers and rights, and the qualification, limitations and restrictions, of the shares of each class are as follows:

A. Common Stock.

Class A Common Stock. The Class A Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class A Common Stock shall be entitled to one (1) vote for each share outstanding upon all questions presented to the stockholders and, together with the Class B Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class A Common Stock shall share with the Class B Common Stock as specified below. The Class A Common Stock shall not have class voting privileges except as required by law.

Class B Common Stock. The Class B Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class B Common Stock shall be entitled to sixteen (16) votes for each share outstanding upon all questions presented to the stockholders and, together with the Class A Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class B Common Stock shall share with the Class A Common Stock as specified below. The Class B Common Stock shall not have class voting privileges except as required by law.

Liquidation, Dividends, Spin-Offs, Distributions-in-Kind and other Benefits (Except Voting) of Class A and Class B Common Stock. As to liquidation, any amounts available shall be distributed between the outstanding Class A Common Stock and the outstanding Class B Common Stock *pro rata*, based upon the numbers of shares issued and outstanding of Class A Common Stock and Class B Common Stock.

Dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions (except voting) shall be paid or distributed on the Class A Common Stock and the Class B Common Stock as declared from time to time by the Board of Directors; *provided, however*, that the dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions shall be the same for each issued and outstanding share of Class A Common Stock and for each issued and outstanding share of Class B Common Stock as of the record date.

Fractional Shares. No certificates for fractional shares of Class A Common Stock or Class B Common Stock shall be issued by the corporation.

B. Preferred Stock.

The corporation's Board of Directors shall be authorized to issue shares of Preferred Stock from time to time, to create series thereof, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other rights of the shares of each series, and any qualifications, limitations or restrictions thereon, all by its resolution. Without limiting the generality of the foregoing authority, the Board of Directors shall be authorized to fix and determine with respect to each separate series:

(1) the designation of and the number of shares to constitute each series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by the Board of Directors unless otherwise provided by the Board of Directors;

(2) the dividend rate (or method of determining such rate), if any; any conditions on which and times at which dividends are payable; any preferences over or relation which such dividends shall bear to the dividends payable on any other class or classes, or any other series, of capital stock, including the Preferred Stock; whether such dividends will be cumulative or non-cumulative; and whether the shares will be participating or nonparticipating with other shares with respect to dividends;

(3) whether shares within a series will be redeemable (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), and, if so, the redemption prices (or the method of determining such prices) and the conditions and times upon which redemption may take place and whether for cash, property, or rights, including securities of the corporation or of another corporation;

(4) the terms and amount of any sinking, retirement, or purchase fund;

(5) the conversion or exchange rights (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange times, prices, rates, adjustments, and other terms of conversion or exchange;

(6) the voting rights, if any, of the holders of shares of each series;

(7) any restrictions on the issuance or reissuance of additional shares of the Preferred Stock;

(8) the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation; any preferences over any other class or classes, or any other series, of capital stock, including Preferred Stock; and whether the shares will be participating or nonparticipating with other shares with respect to distributions of the corporation's assets upon liquidation, dissolution or winding up of the affairs of the corporation;

(9) any limitations or restrictions on transfer; and

(10) such other powers, rights and preferences, if any, for the benefit of the holders of, or other terms or limitations, qualifications or restrictions with respect to, the shares within that series as shall not be inconsistent with the provisions of this Restated Certificate of Incorporation, as amended, or applicable law.

The number, designations, powers, preferences, and the relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, shares within any one series may differ from those of shares within any other series. Except as may otherwise be provided in this Restated Certificate of Incorporation, in a certificate of designation relating to a series of the Preferred Stock or by applicable law, holders of the Preferred Stock shall not be entitled to vote, separately or as a class, at or receive notice of any meeting of stockholders.

APPENDIX C

PROPOSAL 4 & PROPOSAL 5 APPROVED

Article IV

The aggregate number of shares which the corporation shall have authority to issue is ~~Twenty Eight~~Fifty-Four Million (~~28,000,000~~54,000,000) shares divided into three classes. The designation, the number of authorized shares, and the par value of the shares of each class are as follows:

Class	Number of Shares	Par Value Per Share
Class A Common Stock	~~16,000,000~~32,000,000	$1.00
Class B Common Stock	2,000,000	$1.00
Preferred Stock	~~10,000,000~~20,000,000	$0.01
Total Shares	~~28,000,000~~54,000,000	

Subject to the rights of the holders of any series of the Preferred Stock as set forth in a certificate of designation relating to that series, the number of authorized shares of the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware, and no vote of the holders of any of the Preferred Stock voting separately as a class shall be required therefor.

The preferences, powers and rights, and the qualification, limitations and restrictions, of the shares of each class are as follows:

A. Common Stock.

Class A Common Stock. The Class A Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class A Common Stock shall be entitled to one (1) vote for each share outstanding upon all questions presented to the stockholders and, together with the Class B Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class A Common Stock shall share with the Class B Common Stock as specified below. The Class A Common Stock shall not have class voting privileges except as required by law.

Class B Common Stock. The Class B Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class B Common Stock shall be entitled to sixteen (16) votes for each share outstanding upon all questions presented to the stockholders and, together with the Class A Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class B Common Stock shall share with the Class A Common Stock as specified below. The Class B Common Stock shall not have class voting privileges except as required by law.

Liquidation, Dividends, Spin-Offs, Distributions-in-Kind and other Benefits (Except Voting) of Class A and Class B Common Stock. As to liquidation, any amounts available shall be distributed between the outstanding Class A Common Stock and the outstanding Class B Common Stock *pro rata*, based upon the numbers of shares issued and outstanding of Class A Common Stock and Class B Common Stock.

Dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions (except voting) shall be paid or distributed on the Class A Common Stock and the Class B Common Stock as declared from time to time by the Board of Directors; *provided, however*, that the dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions shall be the same for each issued and outstanding share of Class A Common Stock and for each issued and outstanding share of Class B Common Stock as of the record date.

Fractional Shares. No certificates for fractional shares of Class A Common Stock or Class B Common Stock shall be issued by the corporation.

B. Preferred Stock.

The corporation's Board of Directors shall be authorized to issue shares of Preferred Stock from time to time, to create series thereof, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other rights of the shares of each series, and any qualifications, limitations or restrictions thereon, all by its resolution. Without limiting the generality of the foregoing authority, the Board of Directors shall be authorized to fix and determine with respect to each separate series:

(1) the designation of and the number of shares to constitute each series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by the Board of Directors unless otherwise provided by the Board of Directors;

(2) the dividend rate (or method of determining such rate), if any; any conditions on which and times at which dividends are payable; any preferences over or relation which such dividends shall bear to the dividends payable on any other class or classes, or any other series, of capital stock, including the Preferred Stock; whether such dividends will be cumulative or non-cumulative; and whether the shares will be participating or nonparticipating with other shares with respect to dividends;

(3) whether shares within a series will be redeemable (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), and, if so, the redemption prices (or the method of determining such prices) and the conditions and times upon which redemption may take place and whether for cash, property, or rights, including securities of the corporation or of another corporation;

(4) the terms and amount of any sinking, retirement, or purchase fund;

(5) the conversion or exchange rights (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange times, prices, rates, adjustments, and other terms of conversion or exchange;

(6) the voting rights, if any, of the holders of shares of each series;

(7) any restrictions on the issuance or reissuance of additional shares of the Preferred Stock;

(8) the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation; any preferences over any other class or classes, or any other series, of capital stock, including Preferred Stock; and whether the shares will be participating or nonparticipating with other shares with respect to distributions of the corporation's assets upon liquidation, dissolution or winding up of the affairs of the corporation;

(9) any limitations or restrictions on transfer; and

(10) such other powers, rights and preferences, if any, for the benefit of the holders of, or other terms or limitations, qualifications or restrictions with respect to, the shares within that series as shall not be inconsistent with the provisions of this Restated Certificate of Incorporation, as amended, or applicable law.

The number, designations, powers, preferences, and the relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, shares within any one series may differ from those of shares within any other series. Except as may otherwise be provided in this Restated Certificate of Incorporation, in a certificate of designation relating to a series of the Preferred Stock or by applicable law, holders of the Preferred Stock shall not be entitled to vote, separately or as a class, at or receive notice of any meeting of stockholders.

APPENDIX D

PROPOSAL 6 APPROVED

Article VI

~~No Director~~To the fullest extent permitted by the General Corporation Law of Delaware, no director or officer of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a ~~Director for~~director or officer, as applicable. No amendment or repeal of this provision shall adversely affect any right or protection of a director or officer of the corporation hereunder in respect of any act or omission~~, except that he may be liable (i) for any breach of the Director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware or (iv) for any transaction from which the Director derived an improper personal benefit~~ occurring prior to such amendment or repeal. The corporation shall, to the full extent permitted by Section 145 of the General Corporation Law of Delaware, indemnify all persons whom it may indemnify pursuant thereto.

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PROPOSAL 4, 5 AND 6 APPROVED

Amended and Restated Certificate of Incorporation
of
First Citizens BancShares, Inc.

First Citizens BancShares, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify as follows:

1. The present name of the Corporation is First Citizens BancShares, Inc. The Corporation was incorporated under the name "First Citizens BancShares, Inc." by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on August 8, 1986, a Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 26, 2014, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware on April 30, 2014, and an additional Certificate of Amendment was filed with the Secretary of State of the State of Delaware on September 16, 2014 (collectively, the "Restated Certificate of Incorporation").

2. This Amended and Restated Certificate of Incorporation (this "Certificate of Incorporation") was duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, the amendments and restatement herein set forth have been duly adopted by the Board of Directors.

3. The stockholders of the Corporation have duly approved the amendments by the required vote of such stockholders at an annual meeting of the stockholders of the Corporation duly called and held in accordance with the requirements of Section 222 of the General Corporation Law of the State of Delaware, such approval being in accordance with the terms of the Corporation's Restated Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware.

4. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Certificate of Incorporation amends and integrates and restates the provisions of the Restated Certificate of Incorporation of this Corporation.

The text of this Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

Article I

The name of the corporation is First Citizens BancShares, Inc.

Article II

The address of the corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801, and the name of its registered agent at such address is The Corporation Trust Company.

Article III

The purpose of the corporation is to operate as a one-bank or as a multi-bank holding company and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The aggregate number of shares which the corporation shall have authority to issue is Fifty Four Million (54,000,000) shares divided into three classes. The designation, the number of authorized shares, and the par value of the shares of each class are as follows:

Class	Number of Shares	Par Value Per Share
Class A Common Stock	32,000,000	$1.00
Class B Common Stock	2,000,000	$1.00
Preferred Stock	20,000,000	$0.01
Total Shares	54,000,000	

Subject to the rights of the holders of any series of the Preferred Stock as set forth in a certificate of designation relating to that series, the number of authorized shares of the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware, and no vote of the holders of any of the Preferred Stock voting separately as a class shall be required therefor.

The preferences, powers and rights, and the qualification, limitations and restrictions, of the shares of each class are as follows:

A. Common Stock.

Class A Common Stock. The Class A Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class A Common Stock shall be entitled to one (1) vote for each share outstanding upon all questions presented to the stockholders and, together with the Class B Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class A Common Stock shall share with the Class B Common Stock as specified below. The Class A Common Stock shall not have class voting privileges except as required by law.

Class B Common Stock. The Class B Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class B Common Stock shall be entitled to sixteen (16) votes for each share outstanding upon all questions presented to the stockholders and, together with the Class A Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class B Common Stock shall share with the Class A Common Stock as specified below. The Class B Common Stock shall not have class voting privileges except as required by law.

Liquidation, Dividends, Spin-Offs, Distributions-in-Kind and other Benefits (Except Voting) of Class A and Class B Common Stock. As to liquidation, any amounts available shall be distributed between the outstanding Class A Common Stock and the outstanding Class B Common Stock *pro rata*, based upon the numbers of shares issued and outstanding of Class A Common Stock and Class B Common Stock.

Dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions (except voting) shall be paid or distributed on the Class A Common Stock and the Class B Common Stock as declared from time to time by the Board of Directors; *provided, however*, that the dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions shall be the same for each issued and outstanding share of Class A Common Stock and for each issued and outstanding share of Class B Common Stock as of the record date.

Fractional Shares. No certificates for fractional shares of Class A Common Stock or Class B Common Stock shall be issued by the corporation.

B. Preferred Stock.

The corporation's Board of Directors shall be authorized to issue shares of Preferred Stock from time to time, to create series thereof, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other rights of the shares of each series, and any qualifications, limitations or restrictions thereon, all by its resolution. Without limiting the generality of the foregoing authority, the Board of Directors shall be authorized to fix and determine with respect to each separate series:

> (1) the designation of and the number of shares to constitute each series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by the Board of Directors unless otherwise provided by the Board of Directors;

> (2) the dividend rate (or method of determining such rate), if any; any conditions on which and times at which dividends are payable; any preferences over or relation which such dividends shall bear to the dividends payable on any other class or classes, or any other series, of capital stock, including the Preferred Stock; whether such dividends will be cumulative or non-cumulative; and whether the shares will be participating or nonparticipating with other shares with respect to dividends;

(3) whether shares within a series will be redeemable (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), and, if so, the redemption prices (or the method of determining such prices) and the conditions and times upon which redemption may take place and whether for cash, property, or rights, including securities of the corporation or of another corporation;

(4) the terms and amount of any sinking, retirement, or purchase fund;

(5) the conversion or exchange rights (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange times, prices, rates, adjustments, and other terms of conversion or exchange;

(6) the voting rights, if any, of the holders of shares of each series;

(7) any restrictions on the issuance or reissuance of additional shares of the Preferred Stock;

(8) the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation; any preferences over any other class or classes, or any other series, of capital stock, including Preferred Stock; and whether the shares will be participating or nonparticipating with other shares with respect to distributions of the corporation's assets upon liquidation, dissolution or winding up of the affairs of the corporation;

(9) any limitations or restrictions on transfer; and

(10) such other powers, rights and preferences, if any, for the benefit of the holders of, or other terms or limitations, qualifications or restrictions with respect to, the shares within that series as shall not be inconsistent with the provisions of this Restated Certificate of Incorporation, as amended, or applicable law.

The number, designations, powers, preferences, and the relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, shares within any one series may differ from those of shares within any other series. Except as may otherwise be provided in this Restated Certificate of Incorporation, in a certificate of designation relating to a series of the Preferred Stock or by applicable law, holders of the Preferred Stock shall not be entitled to vote, separately or as a class, at or receive notice of any meeting of stockholders.

Article V

In furtherance, and not in limitation of the powers conferred upon the Board of Directors by law, the Board of Directors shall have the power to make, adopt, alter, amend and repeal, from time to time, the Bylaws of the corporation, subject to the rights of the stockholders entitled to vote with respect thereto to alter or repeal Bylaws made by the Board of Directors.

Article VI

To the fullest extent permitted by the General Corporation Law of Delaware, no director or officer of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. No amendment or repeal of this provision shall adversely affect any right or protection of a director or officer of the corporation hereunder in respect of any act or omission occurring prior to such amendment or repeal. The corporation shall, to the full extent permitted by Section 145 of the General Corporation Law of Delaware, indemnify all persons whom it may indemnify pursuant thereto.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
Commission File Number: 001-16715

FIRST CITIZENS BANCSHARES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**56-1528994**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
4300 Six Forks Road Raleigh North Carolina	**27609**
(Address of principle executive offices)	(Zip code)

(919) 716-7000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, Par Value $1	FCNCA	Nasdaq Global Select Market
Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.375% Non-Cumulative Perpetual Preferred Stock, Series A	FCNCP	Nasdaq Global Select Market
5.625% Non-Cumulative Perpetual Preferred Stock, Series C	FCNCO	Nasdaq Global Select Market

Securities Registered Pursuant to Section 12(g) of the Securities Exchange Act of 1934:
Class B Common Stock, Par Value $1
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See definition of "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the Registrant's common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was 7,873,632,647.

On February 17, 2023, there were 13,502,747 outstanding shares of the Registrant's Class A Common Stock and 1,005,185 outstanding shares of the Registrant's Class B Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

CONTENTS

* Information required by Item 10 is incorporated herein by reference to the information that appears under the headings or captions 'Proposal 1: Election of Directors,' 'Corporate Governance —Service on Other Public Company Boards' and '—Code of Ethics;' 'Committees of our Boards—Audit Committee;' and 'Executive Officers' and 'Beneficial Ownership of Our Equity Securities —Delinquent Section 16(a) Reports' from the Registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders ("2023 Proxy Statement").

Information required by Item 11 is incorporated herein by reference to the information that appears under the headings or captions 'Committees of our Board —Compensation Committee Report;' and '—Effect of Risk Management on Compensation;' 'Compensation Discussion and Analysis;' 'Executive Compensation;' and 'Director Compensation' of the 2023 Proxy Statement.

Information required by Item 12 is incorporated herein by reference to the information that appears under the captions 'Beneficial Ownership of Our Equity Securities—Directors and Executive Officers,' '—Pledging Policy—Existing Pledge Arrangements,' and '—Principal Stockholders' of the 2023 Proxy Statement. As of December 31, 2022, the Registrant did not have any compensation plans under which equity securities of the Registrant are authorized for issuance to employees or directors to report in the Equity Compensation Plan Information table pursuant to Item 201(d) of Regulation S-K. As of December 31, 2022, the Registrant had restricted stock units ("RSUs") outstanding covering an aggregate of 42,989 shares of its Class A common stock, which RSUs were assumed in Registrant's merger with CIT Group Inc.

Information required by Item 13 is incorporated herein by reference to the information that appears under the headings or captions 'Corporate Governance—Director Independence' and 'Transactions with Related Persons' of the 2023 Proxy Statement.

Information required by Item 14 is incorporated by reference to the information that appears under the caption 'Proposal 7: Ratification of Appointment of Independent Accountants—Services and Fees During 2022' of the 2023 Proxy Statement.

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

The following is a list of certain abbreviations and acronyms we use throughout this document. You may find it helpful to refer back to this table. We also include a Glossary of Key Terms in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Acronym	Definition	Acronym	Definition
ACL	Allowance for Credit Losses	HQLS	High Quality Liquid Securities
AFS	Available for Sale	HTM	Held to Maturity
AOCI	Accumulated Other Comprehensive Income	IDI	Insured Depository Institution
ASC	Accounting Standards Codification	LIBOR	London Inter-Bank Offered Rate
ASU	Accounting Standards Update	LGD	Loss Given Default
BHC	Bank Holding Company	LOCOM	Lower of the Cost or Market Value
BOLI	Bank Owned Life Insurance	MD&A	Management's Discussion and Analysis
bps	Basis point(s); 1 bp = 0.01%	MSRs	Mortgage Servicing Rights
CAB	Community Association Banking	NCCOB	North Carolina Commissioner of Banks
CAMT	Corporate Alternative Minimum Tax	NII	Net Interest Income
CCAR	Comprehensive Capital Analysis and Review	NII Sensitivity	Net Interest Income Sensitivity
CECL	Current Expected Credit Losses	NIM	Net Interest Margin
CFPB	Consumer Financial Protection Bureau	NSF	Nonsufficient Funds
DPA	Deferred Purchase Agreement	OREO	Other Real Estate Owned
DTAs	Deferred Tax Assets	PAA	Purchase Accounting Adjustments
ETR	Effective Tax Rate	PCA	Prompt corrective action
EVE Sensitivity	Economic Value of Equity Sensitivity	PCAOB	Public Company Accounting Oversight Board
FASB	Financial Accounting Standards Board	PCD	Purchased Credit Deteriorated
FCB	First-Citizens Bank & Trust Company	PD	Probability of Obligor Default
FDIC	Federal Deposit Insurance Corporation	QM	Qualified Mortgage
FHA	Federal Housing Administration	ROU	Right of Use
FHC	Financial Holding Company	RSU	Restricted Stock Unit
FHLB	Federal Home Loan Bank	SBA	Small Business Administration
FOMC	Federal Open Market Committee	SBA-PPP	Small Business Administration Paycheck Protection Plan
FRB	Federal Reserve Bank	SOFR	Secured Overnight Financing Rate
GAAP	Accounting Principles Generally Accepted in the U.S.	TDRs	Troubled Debt Restructuring
GDP	Gross Domestic Product	UPB	Unpaid Principal Balance
HFI	Held for Investment	VIE	Variable Interest Entity
HOA	Home Owner's Association		

PART I

Item 1. Business

General

First Citizens BancShares, Inc. (the "Parent Company" and when including all of its subsidiaries on a consolidated basis, "BancShares," "we," "us," or "our") was incorporated under the laws of Delaware on August 7, 1986, to become the holding company of First-Citizens Bank & Trust Company ("FCB," or the "Bank"), its banking subsidiary. FCB opened in 1898 as the Bank of Smithfield in Smithfield, North Carolina, and later changed its name to First-Citizens Bank & Trust Company.

BancShares has expanded through de novo branching and acquisitions and as of December 31, 2022, operates 550 branches in 22 states, predominantly located in the Southeast, Mid-Atlantic, Midwest, and Western United States, providing a broad range of financial services to individuals, businesses and professionals. At December 31, 2022, BancShares had total consolidated assets of $109.3 billion.

Throughout its history, the operations of BancShares have been significantly influenced by descendants of Robert P. Holding, who came to control FCB during the 1920s. Robert P. Holding's children and grandchildren have served as members of the Board of Directors (the "Board"), as chief executive officers and in other executive management positions and, since BancShares' formation in 1986, have remained stockholders owning a large percentage of its common stock.

The Chairman of the Board and Chief Executive Officer, Frank B. Holding, Jr., is the grandson of Robert P. Holding. Hope Holding Bryant, Vice Chairwoman of BancShares, is Robert P. Holding's granddaughter. Peter M. Bristow, President of BancShares, is the brother-in-law of Frank B. Holding, Jr. and Hope Holding Bryant.

BancShares provides financial services for a wide range of consumer and commercial clients. This includes retail and mortgage banking, wealth management, commercial and middle market banking, factoring and leasing. In addition to our banking operations, we provide various investment products and services through FCB's wholly owned subsidiaries, First Citizens Investor Services, Inc. ("FCIS") and First Citizens Asset Management, Inc. ("FCAM"). As a registered broker-dealer, FCIS provides a full range of investment products, including annuities, discount brokerage services and third-party mutual funds. As registered investment advisors, FCIS and FCAM provide investment management services and advice.

As a result of BancShares' merger (the "CIT Merger") with CIT Group Inc. ("CIT") and its subsidiary CIT Bank, N.A., a national banking association ("CIT Bank"), BancShares acquired a registered broker-dealer, registered investment adviser, a wide range of commercial lending, leasing, and deposit products, as well as ancillary services and products, that span various industries. BancShares now also provides commercial factoring, receivables management and secured financing services to businesses (generally manufacturers or importers of goods) that operate in various industries, including apparel, textile, furniture, home furnishings and consumer electronics. In addition, BancShares owns a fleet of railcars and locomotives that are leased to railroads and shippers.

BancShares delivers products and services to its customers through an extensive branch network and additionally operates a nationwide digital bank. Services offered at most branches include accepting deposits, cashing checks and providing for consumer and commercial cash needs. Consumer and business customers may also conduct banking transactions through various digital channels.

Statistical information regarding our business activities is found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Business Combinations

BancShares pursues growth through strategic mergers and acquisitions to enhance organizational value, strengthen its presence in existing markets, as well as expand its footprint in new markets.

On January 3, 2022 (the "Merger Date"), BancShares completed its largest acquisition to date with the merger with CIT and CIT Bank. CIT had consolidated total assets of approximately $53.2 billion at December 31, 2021. The merger with CIT is described further in the "Business Combinations" discussion below and the "Business Combinations" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Notes to Consolidated Financial Statements, Note 2 — Business Combinations included in this Annual Report on Form 10-K.

As a result of the CIT Merger, FCB is now a top 20 U.S. bank based on asset size with more than $100 billion in total assets. BancShares believes that the CIT Merger allowed for the combination of organizations with complementary strengths, combining FCB's robust retail franchise and full suite of banking products with CIT's strong market position in nationwide commercial lending and direct digital banking. The combined banking organization leverages the capabilities of both legacy banks to serve a broader spectrum of businesses and individuals, while offering convenience, scale and value.

Business Segments

As of December 31, 2021, BancShares managed its business and reported its financial results as a single segment. BancShares began reporting multiple segments during the first quarter of 2022 and now reports General Banking, Commercial Banking, Rail, and Corporate segments. BancShares conformed the comparative prior periods presented to reflect the new segments. The substantial majority of BancShares' operations for historical periods prior to completion of the CIT Merger are included in the General Banking segment. The Commercial Banking and Rail segments primarily relate to operations acquired in the CIT Merger. Reportable segments are discussed further in the "Results by Business Segments" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Notes to Consolidated Financial Statements, Note 23 — Business Segment Information.

SEGMENT	MARKETS AND SERVICES
General Banking	• Delivers services to individuals and businesses through an extensive branch network and various digital channels, including a full suite of deposit products, loans (primarily business/commercial loans and residential mortgages), and various fee-based services. • Provides a variety of wealth management products and services to individuals and institutional clients, including brokerage, investment advisory, and trust services. • Provides deposit, cash management and lending to homeowner associations and property management companies.
Commercial Banking	• Provides lending, leasing, capital markets and other financial and advisory services, primarily to small and middle-market companies across a variety of industries. • Provides asset-based lending, factoring, receivables management products and supply chain financing.
Rail	• Provides equipment leasing and secured financing to railroads and shippers.
Corporate	• Earning assets primarily include investment securities and interest-earning deposits at banks. • Certain items are not allocated to operating segments and are included in Corporate. Some of the more significant and recurring items that are not allocated to operating segments include interest income on investment securities, income on bank owned life insurance ("BOLI"), a portion of interest expense primarily related to brokered deposits and corporate funding costs, mark-to-market adjustments on equity securities and foreign currency hedges, merger-related expenses, intangible assets amortization expenses, as well as certain unallocated interest income and other costs.

General Banking

Our General Banking segment delivers products and services to consumers and businesses through our extensive network of branches and various digital channels. We offer a full suite of deposit products, loans, cash management, wealth, payments and various other fee-based services. We offer conforming and jumbo residential mortgage loans throughout the United States which are primarily originated through branches and retail referrals, employee referrals, internet leads, direct marketing and a correspondent lending channel. The General Banking segment also includes our nationwide digital banking, which is largely comprised of the internet banking platform we acquired in the CIT Merger (the "Direct Bank"), that delivers deposit products to consumers. We additionally have a dedicated business line that supports deposit, cash management and lending to homeowner associations and property management companies nationwide. Our General Banking segment is the primary deposit gathering business of FCB.

Revenue is generated from interest earned on loans and from fees for banking and advisory services. We source our consumer and business/commercial lending business through our branch network and industry referrals, as well as direct digital marketing efforts. We periodically purchase loans on a whole-loan basis. We source our Small Business Administration ("SBA") loans through a network of SBA originators. We also make community development investments and loans that support the construction of affordable housing in our communities in line with our CRA initiatives.

Commercial Banking

Our Commercial Banking segment provides a range of lending, leasing, capital markets, asset management and other financial and advisory services primarily to small and middle market companies in a wide range of industries including aerospace and defense, communication, power and energy, entertainment, gaming, healthcare, industrials, maritime, real estate, restaurants, retail, services and technology. Loans offered are primarily senior secured loans collateralized by accounts receivable, inventory, machinery and equipment, transportation equipment and/or intangibles, and are often used for working capital, plant expansion, acquisitions or recapitalizations. These loans include revolving lines of credit and term loans and, depending on the nature of the collateral, may be referred to as collateral-backed loans, asset-based loans or cash flow loans. We provide senior secured loans to developers and other commercial real estate professionals. Additionally, we provide small business loans and leases, including both capital and operating leases, through a highly automated credit approval, documentation and funding process.

We provide factoring, receivable management, and secured financing to businesses that operate in several industries, including apparel, textile, furniture, home furnishings and consumer electronics. Factoring entails the assumption of credit risk with respect to trade accounts receivable arising from the sale of goods by our clients to their customers (generally retailers) that have been factored (i.e., sold or assigned to the factor). A client is the counterparty on any factoring, financing, or receivables purchasing agreement to sell trade receivables to us, and generally is a manufacturer or importer of goods. A customer is the account debtor and obligor on trade accounts receivable that have been factored with and assigned to the factor.

Revenue is generated from interest earned on loans, rent on equipment leased, fees and other revenue from lending and leasing activities, banking services, and capital markets transactions, along with commissions earned on factoring and related activities. We source our commercial lending business primarily through direct marketing to borrowers, lessees, manufacturers, vendors and distributors, and through referral sources and other intermediaries. We may periodically buy participations or syndications of loans and lines of credit and purchase loans on a whole-loan basis.

Rail
Rail offers customized leasing and financing solutions on a fleet of railcars and locomotives to railroads and shippers throughout North America. Railcar types include covered hopper cars used to ship grain and agricultural products, plastic pellets, sand, and cement; tank cars for energy products and chemicals; gondolas for coal, steel coil and mill service products; open-top hopper cars for coal and aggregates; boxcars for paper and auto parts; and centerbeams and flat cars for lumber. Revenue is generated primarily from rent on equipment leased.

Competition
The financial services industry is highly competitive. BancShares competes with national, regional and local financial services providers. In recent years, the ability of non-bank financial entities to provide services has intensified competition. Non-bank financial service providers are not subject to the same significant regulatory restrictions as traditional commercial banks. More than ever, customers have the ability to select from a variety of traditional and nontraditional alternatives. Competition is based on a number of factors including, among others, customer service, quality and range of products and services offered, price, reputation, interest rates on loans and deposits and customer convenience.

As of December 31, 2021, FCB's primary deposit markets were North Carolina and South Carolina, which represented approximately 50.8% and 22.7%, respectively, of total FCB deposits. Deposits (based on branch location) as of December 31, 2022, in North Carolina and South Carolina represented approximately 39.7%, and 13.3%, respectively, of total deposits. FCB's deposit market share as of June 30, 2022 in North Carolina and South Carolina was 7.3% and 9.3%, respectively, which makes FCB the fourth largest bank in both North Carolina and South Carolina based on the Federal Deposit Insurance Corporation ("FDIC") Deposit Market Share Report. The three banks larger than FCB based on deposits in North Carolina and South Carolina were Bank of America, Truist Bank and Wells Fargo. These banks collectively controlled 72.5% and 44.2% of North Carolina and South Carolina deposits, respectively. Additionally, the CIT Merger added deposits that were primarily related to the Digital Bank of $16.47 billion or 18.4% of total FCB deposits as of December 31, 2022.

As of December 31, 2022, FCB had 582 total domestic branches and offices, which included 219 in North Carolina, 126 in South Carolina and 68 in California.

On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy (the "Executive Order"), which encouraged the federal banking agencies, to review the current framework for merger oversight practices under the Bank Holding Company Act of 1956, as amended ("BHCA") and the Bank Merger Act. The Executive Order has received significant public support from members of Congress as well as from members of the board of the FDIC and Federal Reserve and the Acting Comptroller of the Currency. The review is ongoing by the agencies, and no formal changes have been announced. The adoption of more expansive or prescriptive standards could impact our future potential acquisitions. Refer to Item 1A. Risk Factors below for additional information.

Geographic Locations
As of December 31, 2022, BancShares operated branches in Arizona, California, Colorado, Florida, Georgia, Hawaii, Kansas, Maryland, Missouri, North Carolina, Nebraska, New Mexico, Nevada, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Virginia, Washington, Wisconsin and West Virginia.

Human Capital

As of December 31, 2022, BancShares employed approximately 10,375 full-time staff and approximately 309 part-time staff for a total of 10,684 employees. Women and ethnically diverse associates make up approximately 61% and 33% of total employees, respectively, and our Executive Leadership Team includes three women.

Our ability to attract, retain and develop associates who align with our purpose is key to our success. BancShares' human capital strategy is predicated on ensuring the organization has the right people with the right skills in the right places at the right time for the right cost to fulfill its mandate and strategic objectives. Our human resources team works to formalize the process of defining and deploying the mission-critical talent needed to align BancShares with the financial and strategic goals and objectives. Key human capital initiatives include scaling and developing talent, enhancing performance management and coaching, and accelerating inclusion, equity and diversity initiatives. The retention and integration of key CIT employees has been a significant initiative. The Board monitors these initiatives and associated risks primarily through its Risk Committee.

To assist with these goals, we monitor and evaluate various metrics, specifically around attraction, retention and development of talent. Our annual voluntary turnover is relatively low compared to the industry. We believe this reflects our strong corporate culture, competitive compensation and benefit structures and commitment to career development.

Compensation and Benefits

We strive to provide robust compensation and benefits to our employees. In addition to salaries, compensation and benefit programs include a 401(k) plan with employer matching opportunities, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off and other employee assistance programs.

Regulatory Considerations

Various laws and regulations administered by regulatory agencies affect BancShares' corporate practices, including the payment of dividends, the incurrence of debt, and the acquisition of financial institutions and other companies. Laws and regulations also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, the types of business conducted and the location of offices. Certain subsidiaries of the Parent Company and FCB are subject to regulation, supervision, and examination by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), state regulatory agencies, and other regulatory authorities as "regulated entities." FCB's insurance activities are subject to licensing and regulation by state insurance regulatory agencies.

In general, numerous statutes and regulations also apply to and restrict the activities of BancShares, including limitations on the ability to pay dividends, capital requirements, reserve requirements, deposit insurance requirements and restrictions on transactions with related persons and entities controlled by related persons. The impact of these statutes and regulations is discussed below and in the accompanying consolidated financial statements.

BancShares has over $100 billion in total consolidated assets, and is now subject to certain enhanced prudential standards and enhanced oversight under the applicable transition provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") by the Federal Reserve Board ("Federal Reserve" or "FRB"), and the FDIC with respect to FCB. As BancShares continues to grow, BancShares will become subject to additional regulatory requirements, based on the tailored regulatory framework applicable to banking organizations with $100 billion or more in total assets, and adopted by the federal banking agencies pursuant to the Economic Growth, Regulatory Relief, and Consumer Protection Act (the "EGRRCPA").

In connection with the CIT Merger, FCB established as a wholly-owned subsidiary, FC International, Inc. ("FC International"), which is a corporation chartered by the Federal Reserve pursuant to Section 25A of the Federal Reserve Act ("Edge Act") and the Federal Reserve's Regulation K. Edge Act corporations are international banking organizations that are authorized to engage in international banking and foreign financial transactions, and the U.S. activities of such corporations are generally limited to those that are incidental to their foreign operations. FCB established FC International for the purpose of holding the equity interests in the foreign nonbank subsidiaries ("foreign companies") that FCB acquired in the CIT Merger. Certain of the foreign companies have been, or are in the process of being, wound-down or dissolved. The other foreign companies acquired by FCB support the railcar leasing business acquired from CIT in Canada and Mexico. FC International is subject to supervision and regulation by the Federal Reserve, including examination, reporting, capital, and Bank Secrecy Act of 1970 ("BSA") and anti-money laundering ("AML") requirements, pursuant to the Edge Act and the Federal Reserve's Regulation K.

Dodd-Frank Act. The Dodd-Frank Act, enacted in 2010, significantly restructured the financial services regulatory environment; imposed significant regulatory and compliance changes on the financial services industry; increased capital, leverage and liquidity requirements for banking organizations; and expanded the scope of oversight responsibility of certain federal agencies through the creation of new oversight bodies. For example, the Dodd-Frank Act established the Consumer Financial Protection Bureau ("CFPB") with broad powers to supervise and enforce federal consumer financial protection laws.

EGRRCPA. Enacted in 2018, the EGRRCPA, while largely preserving the fundamental elements of the post-Dodd-Frank Act regulatory framework, modified certain requirements of the Dodd-Frank Act as they applied to regional and community banking organizations. Certain of the significant requirements of the Dodd-Frank Act are listed below with information regarding how they apply to BancShares following the enactment of the EGRRCPA.

- *Asset Threshold for Applicability of Dodd-Frank Act Enhanced Prudential Standards and Enhanced Supervision.* The Dodd-Frank Act mandated the applicability of enhanced prudential standards (including enhanced liquidity and capital requirements, enterprise-wide risk management requirements, concentration limits, resolution plans and credit exposure report requirements, etc.) and enhanced supervision of bank holding companies with $50 billion or more in assets. The EGRRCPA raised the asset threshold for mandatory applicability of enhanced prudential standards to $250 billion or more in total consolidated assets, and gives the FRB the discretion to apply any enhanced prudential standards to banking organizations with $100 billion or more in total assets on a tailored basis based on asset size and other risk-related factors to prevent or mitigate risks to the financial stability of the United States or to promote the safety and soundness of a bank holding company. In November 2019, the FRB, along with the FDIC and the Office of the Comptroller of the Currency (the "OCC"), adopted a framework for tailoring the applicability of enhanced prudential standards for banking organizations with $100 billion or more in assets (the "Tailoring Rules"). The Tailoring Rules are further discussed below. Total assets are calculated based on a trailing four-quarter average. BancShares first became subject to the enhanced prudential standards in connection with the CIT Merger, and now BancShares is treated as a Category IV banking organization under the Tailoring Rules, as further discussed below.
- *Capital Planning and Stress Testing.* The Dodd-Frank Act mandated company-run stress tests be performed by banking organizations with $10 billion or more in total assets to ensure financial institutions have sufficient capital to absorb losses and support operations during multiple economic and bank scenarios. The EGRRCPA gave immediate relief from the Dodd-Frank Act and company-run stress testing for banking organizations with less than $250 billion in total consolidated assets. Therefore, BancShares is not subject to Dodd-Frank Act company-run stress testing ("DFAST") until such time that it has $250 billion or more in total assets, based on a trailing four-quarter average. Notwithstanding these amendments to the stress testing requirements, bank holding companies with $100 billion or more in total consolidated assets are subject to supervisory stress testing by the FRB under the Federal Reserve's Comprehensive Capital Analysis and Review ("CCAR"). BancShares has over $100 billion in total consolidated assets, and we are subject to biennial supervisory stress testing by the Federal Reserve under the CCAR process as a Category IV banking organization in accordance with the applicable transition provisions. BancShares, as a Category IV banking organization, is also required to develop, maintain, and submit an annual capital plan to the Federal Reserve. BancShares has made substantial progress in developing policies, programs, and systems designed to comply with capital planning and stress testing requirements.
- *Resolution Planning.* Under the Dodd-Frank Act, as amended by the EGRRCPA, bank holding companies with $250 billion or more in total consolidated assets are required to develop and maintain resolution plans (commonly referred to as "Living Wills") to support the orderly resolution of large banking organizations. Under the regulations promulgated by the FRB and FDIC implementing the Living Wills requirement, currently only Category I, II, and III banking organizations are required to submit resolution plans. Therefore, BancShares as a Category IV banking organization is not required to submit a resolution plan under the Living Wills requirement. As further discussed below, FCB is required to submit a resolution plan under the FDIC's resolution plan requirement for insured depository institutions ("IDIs") with $50 billion or more in total consolidated assets under its covered insured depository institution rule ("CIDI Rule").
- *The Volcker Rule.* The Volcker Rule was promulgated to implement provisions of the Dodd-Frank Act. It generally prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds, subject to certain exemptions. The EGRRCPA exempted many financial institutions with total consolidated assets of less than $10 billion from the Volcker Rule, but it continues to apply to BancShares. However, the Volcker Rule does not significantly impact our operations as we do not have any significant engagement in such prohibited businesses.
- *Ability-to-Repay and Qualified Mortgage Rule.* Creditors are required to comply with mortgage reform provisions prohibiting the origination of any residential mortgages that do not meet rigorous Qualified Mortgage ("QM") standards or Ability-to-Repay ("ATR") standards. All mortgage loans originated by FCB meet ATR standards and a substantial majority also meet QM standards. The EGRRCPA impact on the original ATR and QM standards is only applicable to banks with less than $10 billion in total consolidated assets.

- *Reciprocal Deposits are not treated as Brokered Deposits.* Section 29 of the Federal Deposit Insurance Act (the "FDI Act") and the FDIC's implementing regulations limit the ability of an IDI to accept brokered deposits unless the institution is well-capitalized under the Prompt Corrective Action (the "PCA") under the FDI Act, or the IDI is adequately capitalized and obtains a waiver from the FDIC. IDIs that are less than well-capitalized are not able to accept brokered deposits, and are subject to restrictions on the interest rates paid on deposits. In addition, deposits that are considered "brokered" are subject to higher deposit assessments. EGRRCPA amended the FDI Act to add a limited exception under which IDIs that are well-capitalized or adequately capitalized and meet certain other criteria are able to exempt from treatment as "brokered" deposits up to $5 billion or 20 percent of the institution's total liabilities in reciprocal deposits (defined generally as deposits received by a depository institution through a deposit placement network with the same maturity and in the same aggregate amount as deposits placed by the depository institution in other network institutions). In addition, in December 2020, the FDIC amended its regulations governing "brokered deposits" to clarify and modernize this regulatory framework. Notable aspects of the final rule include (1) the establishment of bright-line standards for determining whether an entity meets the statutory definition of "deposit broker"; (2) the identification of a number of business relationships that qualify for the "primary purpose" exception for agents to avoid being deemed a "deposit broker" for the placement of funds with depository institutions; (3) the establishment of a more transparent application process for entities that seek to rely upon the "primary purpose" exception but do not qualify for one of the identified exceptions for business relationships deemed to satisfy the "primary purpose" exception; and (4) the clarification that third parties that have an exclusive deposit-placement arrangement with one IDI are not considered a "deposit broker." The final rule became effective April 1, 2021, with full compliance required by January 1, 2022.

First Citizens BancShares, Inc.

General. As a bank holding company registered under the BHCA, the Parent Company is subject to supervision, regulation and examination by the Federal Reserve. As a "financial holding company" ("FHC"), the Parent Company may engage in or acquire and retain the shares of a company engaged in activities that are "financial in nature" as long as the Parent Company continues to meet the eligible requirements for FHC status, including that the Parent Company and FCB each remain "well-capitalized" and "well-managed." Activities that are "financial in nature" include securities underwriting, dealing and market making, advising mutual funds and investment companies, insurance underwriting and agency, merchant banking, and any activities that the Federal Reserve in consultation with the Secretary of the Treasury determines to be in "financial in nature," "complementary" or "incidental" to such financial activity. The Parent Company is also registered under the bank holding company laws of North Carolina and is subject to supervision, regulation and examination by the North Carolina Commissioner of Banks ("NCCOB").

Enhanced Prudential Standards and Enhanced Supervision. A bank holding company with total consolidated assets of $250 billion or more is subject to enhanced prudential standards under the Dodd-Frank Act, as amended by EGRRCPA, with the requirements tailored based on risk-based factors identified by the federal banking agencies. Consistent with the authority of the FRB under the Dodd-Frank Act, a bank holding company with $100 billion or more in assets, but less than $250 billion in assets is subject to certain enhanced prudential standards as implemented by the Tailoring Rules. Under the Tailoring Rules, banking organizations are grouped into four categories, based on asset size, off-balance sheet exposure, nonbank assets, weighted short-term wholesale funding, and cross-jurisdictional activities. Category I banking organizations (i.e., U.S. GSIBs) are subject to the most stringent enhanced prudential requirements, and Category IV banking organizations (i.e., between $100 billion and $250 billion in total consolidated assets, and less than $75 billion in nonbank assets, off-balance sheet exposure, cross-jurisdictional activities, and weighted short-term wholesale funding) are subject to the least stringent requirements.

BancShares has between $100 billion and $250 billion in total consolidated assets and therefore, is required to comply with certain enhanced prudential standards applicable to Category IV banking organizations, subject to the applicable transition periods. BancShares has developed policies, programs, and systems designed to meet such enhanced prudential standards, including annual capital plan submissions and supervisory stress testing by the Federal Reserve under CCAR, enhanced enterprise-wide risk management requirements, and enhanced liquidity management requirements, including liquidity stress tests and liquidity buffer requirements. In the event BancShares' assets grow to meet or exceed the thresholds for the asset size or other risk-based factors, BancShares will be subject to other enhanced prudential standards on a tailored basis. For example, if BancShares has $50 billion or more in weighted short-term wholesale funding, it will be subject to modified liquidity coverage ratio ("LCR") and net stable funding ratio ("NSFR") requirements. In the event BancShares becomes a Category III banking organization, BancShares will be subject to full or reduced LCR and NSFR requirements, annual company-run capital stress testing, resolution planning requirements, annual supervisory capital stress testing under CCAR, additional risk-based capital requirements (countercyclical buffer), the supplementary leverage ratio, and additional liquidity reporting requirements.

Permitted Activities. A bank holding company is limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies, such as the Parent Company, may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve), without prior approval of the Federal Reserve. Activities financial in nature include securities underwriting and dealing, serving as an insurance agent and underwriter and engaging in merchant banking.

Acquisitions. The Parent Company is subject to various laws that may require regulatory approval for acquisitions. For example, under the BHCA, a bank holding company must obtain approval from the Federal Reserve prior to directly or indirectly acquiring ownership or control of 5% of the voting shares or substantially all of the assets of another bank holding company or bank or prior to merging or consolidating with another bank holding company. The BHCA and other federal laws enumerate the factors the Federal Reserve must consider when reviewing the merger of bank holding companies, the acquisition of banks or the acquisition of voting securities of a bank or bank holding company. These factors include the competitive effects of the proposal in the relevant geographic markets; the financial and managerial resources and future prospects of the companies and banks involved in the transaction; the effect of the transaction on the financial stability of the United States; the organizations' compliance with anti-money laundering laws and regulations; the convenience and needs of the communities to be served; and the records of performance under the Community Reinvestment Act of 1977 of the IDI involved in the transaction.

Status Requirements. To maintain FHC status, a FHC and all of its depository institution subsidiaries must be well-capitalized and well-managed. A depository institution subsidiary is considered to be well-capitalized if it satisfies the requirements for this status under applicable Federal Reserve capital requirements. A depository institution subsidiary is considered well managed if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. As a Category IV banking organization, BancShares will transition from the Federal Reserve's RFI rating system to the rating system for large financial institutions ("LFI"), referred to as the LFI rating system. Under the LFI rating system, the FRB assigns ratings based on three supervisory components: (i) capital planning and positions, (ii) liquidity risk management and positions, and (iii) governance and controls. The LFI rating system scale differs from the RFI rating system scale. The LFI rating system has a four-category, non-numeric rating scale with no single composite rating or scoring. The four rating categories are "Broadly Meets Expectations," "Conditionally Meets Expectations," "Deficient-1" and "Deficient-2." A banking organization must receive at least "Conditionally Meets Expectations" for each of the component ratings to be considered "well managed." If a FHC ceases to meet these capital and management requirements, the Federal Reserve may impose limitations or conditions on the conduct of its activities.

Capital Requirements. The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and minimum ratios of "qualifying" capital to risk-weighted assets. The metrics utilized to measure regulatory capital include the Tier 1 leverage ratio and the total, Tier 1, and common equity Tier 1 risk based capital ratios (collectively, the "Regulatory Capital Ratios"). Federal banking agencies approved regulatory capital guidelines ("Basel III") aimed at strengthening previous capital requirements for banking organizations. Basel III became effective for BancShares on January 1, 2015 and the associated capital conservation buffers of 2.5% were fully phased in by January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Additionally, federal banking agencies have developed PCA well-capitalized thresholds for Regulatory Capital Ratios. The following table includes the Basel III requirements and PCA well-capitalized thresholds for the Regulatory Capital Ratios.

	Basel III Minimums	Basel III Conservation Buffers	Basel III Requirements	PCA Well-Capitalized Thresholds
Regulatory Capital Ratios				
Total risk-based capital	8.00 %	2.50 %	10.50 %	10.00 %
Tier 1 risk-based capital	6.00	2.50	8.50	8.00
Common equity Tier 1	4.50	2.50	7.00	6.50
Tier 1 leverage	4.00	—	4.00	5.00

Failure to meet regulatory capital requirements may result in certain actions by federal banking agencies that could have a direct material effect on the consolidated financial statements of BancShares and constraints on capital distributions and discretionary executive compensation. As of December 31, 2022, the Regulatory Capital Ratios of BancShares exceeded the applicable Basel III requirements and the well-capitalized thresholds as further addressed under "Stockholders' Equity and Capital Adequacy" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

As a result of the CIT Merger, BancShares will be subject to the Federal Reserve's stress capital buffer ("SCB") requirement, which is set through CCAR stress testing. On January 19, 2021, the Federal Reserve finalized regulatory amendments related to the SCB requirements for Category IV banking organizations to be consistent with the Tailoring Rules. The SCB reflects losses under the severely adverse scenario of the CCAR supervisory stress tests. The Federal Reserve calculates a SCB as the greater of (i) the difference between the firm's starting and minimum projected Common Equity Tier 1 ("CET1") Risk-Based Capital Ratio under the severely adverse scenario in the supervisory stress test, plus the sum of dollar amount of the firm's planned common stock dividends for each of the fourth through seventh quarters of the planning horizon as a percentage of risk-weighted assets, or (ii) 2.5 percent. The SCB calculated by the Federal Reserve replaces the static 2.5 percent capital conservation buffer required by Basel III. As noted above, the CCAR supervisory stress tests are distinct from DFAST, and BancShares will not be subject to DFAST requirements until it has $250 billion or more in total consolidated assets, pursuant to the EGRRCPA.

Source of Strength. Under the Dodd-Frank Act, bank holding companies are required to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, the Parent Company is expected to commit resources to support FCB, including times when the Parent Company may not be in a financial position to provide such resources. Any capital loans made by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safety and Soundness. The federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and to the FDIC insurance fund in the event of a depository institution default. As noted above, BancShares became a Category IV banking organization and is subject to enhanced prudential standards and enhanced supervision under the Tailoring Rules subject to the applicable transition periods.

Limits on Dividends and Other Payments. The Parent Company is a legal entity, separate and distinct from its subsidiaries. Revenues of the Parent Company primarily result from dividends received from FCB. There are various legal limitations applicable to the payment of dividends by FCB to the Parent Company and to the payment of dividends by the Parent Company to its stockholders. The payment of dividends by FCB or the Parent Company may be limited by certain factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit FCB or the Parent Company from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending on the financial condition of FCB or the Parent Company, could be deemed to constitute such an unsafe or unsound practice. BancShares became a Category IV banking organization and is required to submit a capital plan annually to the Federal Reserve in accordance with the applicable transition provisions. The annual capital plan will include planned capital distributions over a specified forecasting horizon. BancShares is subject to biennial supervisory capital stress testing under the Federal Reserve's CCAR process. The SCB would replace the static 2.5% component of the capital conservation buffer with a capital buffer that is based on supervisory stress test results and the Parent Company's planned capital distributions. As discussed above, BancShares' SCB would be calculated as the greater of (i) the difference between BancShares' starting and minimum projected CET1 capital ratios under the severely adverse scenario in the supervisory stress test plus four quarters of planned common stock dividends as a percentage of risk-weighted assets and (ii) 2.5 percent. BancShares' supervisory stress testing results under CCAR could impact the ability of the Parent Company to declare dividends or make other capital distributions, including common share repurchases.

Additionally, under the FDI Act, IDIs, such as FCB, are prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become "undercapitalized" as such term is used in the statute. Additionally, under Basel III capital guidelines, banking institutions with a Regulatory Capital Ratio above the Basel III minimum, but below the Basel III requirement will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. Based on FCB's current financial condition, the Parent Company currently does not expect these provisions to have any material impact on its ability to receive dividends from FCB. The Parent Company's non-bank subsidiaries pay dividends to the Parent Company periodically on a non-regulated basis.

Crypto-Asset Related Activities. On August 16, 2022, the FRB released supervisory guidance ("SR 22-6") encouraging all banking organizations supervised by the agency to notify its lead supervisory point of contact at the Federal Reserve prior to engaging in any crypto-asset related activity. Prior to engaging in any such activities, the banking organization is expected to ensure that the activities are legally permissible under relevant state and federal laws, and ensure that the banking organization has adequate systems, risk management, and controls to ensure that the activities are conducted in a safe and sound manner consistent with applicable laws, including consumer protection laws. On April 7, 2022, the FDIC issued a financial institution letter also requiring its supervised institutions to provide notice and obtain supervisory feedback prior to engaging in any crypto-related activities. BancShares does not engage in any such activities.

Subsidiary Bank - FCB

General. FCB is a state-chartered bank, subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the NCCOB. Deposit obligations are insured by the FDIC to the maximum legal limits. As an IDI with $100 billion or more in total consolidated assets, FCB is subject to certain additional requirements under the FDIC's regulations (e.g., Resolution Plans under the CIDI Rule, additional reporting in the Call Report using FFIEC Form 031 rather than Form 041). FCB is also subject to enforcement, supervisory and examination authorities of the CFPB.

FDIC Deposit Insurance Assessment Rates. As an IDI, FCB is required to pay the FDIC premiums for deposit insurance. On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules by 2 points, beginning in the first quarterly assessment period of 2023. This price increase will be instituted to account for extraordinary growth in insured deposits during the first and second quarters of 2020 which caused the Depositors Insurance Fund ("DIF") reserve ratio to decline below the statutory minimum of 1.35%. The increased assessment rate schedules will remain in effect until the reserve ratio meets or exceeds 2 percent, absent further action by the FDIC.

Capital Requirements. The Basel III and PCA well-capitalized thresholds for the Regulatory Capital Ratios are described above in the Parent Company "Capital Requirements" discussion. Failure to meet regulatory capital requirements may result in certain actions by federal banking agencies that could have a direct material effect on the consolidated financial statements of FCB. As of December 31, 2022, the Regulatory Capital Ratios of FCB exceeded the applicable Basel III requirements and the well-capitalized thresholds as further addressed under "Stockholders' Equity and Capital Adequacy" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Although FCB is unable to control the external factors influencing its business, by maintaining high levels of balance sheet liquidity, prudently managing interest rate exposures, ensuring capital positions remain strong and actively monitoring asset quality, FCB seeks to minimize the potentially adverse risks of unforeseen and unfavorable economic trends and to take advantage of favorable economic conditions and opportunities when appropriate.

Covered Insured Depository Institution Contingency Planning Requirements. Under the FDIC's CIDI Rule, an IDI with $50 billion or more in total assets is required to submit periodically to the FDIC a contingency plan for the resolution of the institution in the event of its failure ("Resolution Plan"). The FDIC requires the Resolution Plan to ensure that the FDIC, as receiver, would be able to resolve the institution pursuant to the receivership provisions of the FDI Act. In April 2019, the FDIC issued an advance notice of proposed rulemaking to amend the CIDI Rule, and suspended the requirement to submit Resolution Plans until further notice. In January 2021, the FDIC announced that it would resume Resolution Plan requirements for IDIs with $100 billion in assets. On June 25, 2021, the FDIC issued a policy statement, describing a new framework for the implementation of the CIDI Rule. The FDIC has stated that it will provide covered IDIs with 12 months advance notice prior to the submission deadline of its Resolution Plan.

FCB has not previously submitted a Resolution Plan under the CIDI Rule. FCB has been informed by the FDIC that it will be required to submit its first Resolution Plan under the CIDI Rule once notified by the FDIC.

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act, Regulation W and Regulation O, the authority of FCB to engage in transactions with related parties or "affiliates" or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between FCB and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to FCB, as those prevailing for comparable nonaffiliated transactions. In addition, FCB generally may not purchase securities issued or underwritten by affiliates.

FCB receives management fees from its subsidiaries and the Parent Company for expenses incurred for performing various functions on their behalf. These fees are charged to each company based upon the estimated cost for usage of services by that company. The fees are eliminated from the consolidated financial statements.

Community Reinvestment Act. FCB is subject to the requirements of the Community Reinvestment Act of 1977 ("CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities, including low- and moderate-income ("LMI") neighborhoods. If FCB receives a rating from the Federal Reserve of less than "satisfactory" under the CRA, restrictions would be imposed on our operating activities. In addition, in order for a FHC, like the Parent Company, to commence any new activity permitted by the BHCA or to acquire any company engaged in any new activity permitted by the BHCA, each IDI subsidiary of the FHC must have received a rating of at least "satisfactory" in its most recent examination under the CRA. FCB currently has a "satisfactory" CRA rating.

On May 5, 2022, the FRB, FDIC, and OCC issued a joint notice of proposed rulemaking to revise the regulations implementing the CRA. Under the proposal, the agencies would evaluate bank performance across the varied activities they conduct and communities in which they operate, and tailor CRA evaluations and data collection to bank size and type. Further, the agencies would also emphasize smaller value loans and investments that can have high impact and be more responsive to the needs of LMI communities, and would update CRA assessment areas to include activities associated with online and mobile banking, branchless banking, and hybrid models. Additionally, the proposal would adopt a metrics-based approach to CRA evaluations of retail lending and community development financing, including public benchmarks, and clarify eligible CRA activities, such as affordable housing, that are focused on LMI, underserved, and rural communities.

As part of the CIT Merger, BancShares adopted a community benefit plan, developed in collaboration with representatives of community reinvestment organizations, for the combined bank. Under the Community Benefit Plan, FCB will invest $16 billion in the communities served by FCB, including $2.5 billion in home purchase mortgage loans focusing on LMI and minority borrowers in majority-minority ("MM") geographies and $5 million in discounts or subsidies on home purchase and home improvement loans to borrowers in MM census tracts in the combined bank's footprint in California.

Anti-Money Laundering and the United States Department of the Treasury's Office of Foreign Asset Control ("OFAC") Regulation. Governmental policy in recent years has been aimed at combating money laundering and terrorist financing. The BSA and subsequent laws and regulations require financial institutions to take steps to prevent the use of their systems to facilitate the flow of illegal or illicit money or terrorist funds and to report certain activity to the government. The USA PATRIOT Act of 2001 ("Patriot Act") significantly expanded AML and financial transparency laws and regulations by imposing new compliance and due diligence obligations, including standards for verifying customer identification at account opening and maintaining expanded records, as well as rules promoting cooperation among financial institutions, regulators and law enforcement entities in identifying persons who may be involved in terrorism or money laundering. These rules were expanded to require new customer due diligence and beneficial ownership requirements in 2018.

An institution subject to the BSA, such as FCB (and FC International), in addition to maintaining a written BSA/AML compliance program, must also provide AML training to employees, designate an AML compliance officer and annually audit the AML program to assess its effectiveness. The United States has imposed economic sanctions on transactions with certain designated foreign countries, nationals and others. As these rules are administrated by OFAC, these are generally known as the OFAC rules. Failure of a financial institution to maintain and implement adequate BSA, AML and OFAC programs, or to comply with all the relevant laws and regulations, could have serious legal and reputational consequences, including material fines and sanctions. FCB has implemented a program designed to facilitate compliance with the full extent of the applicable BSA and OFAC related laws, regulations and related sanctions.

On January 1, 2021, Congress passed the National Defense Authorization Act, which enacted the most significant overhaul of the BSA and related anti-money laundering laws since the Patriot Act. Notable amendments include (1) significant changes to the collection of beneficial ownership information and the establishment of a beneficial ownership registry, which requires corporate entities (generally, any corporation, LLC, or other similar entity with 20 or fewer employees and annual gross income of $5 million or less) to report beneficial ownership information to FinCEN (which will be maintained by FinCEN and made available upon request to financial institutions); (2) enhanced whistleblower provisions, which provide that one or more whistleblowers who voluntarily provide original information leading to the successful enforcement of violations of the AML laws in any judicial or administrative action brought by the Secretary of the Treasury or the Attorney General resulting in monetary sanctions exceeding $1 million (including disgorgement and interest but excluding forfeiture, restitution, or compensation to victims) will receive not more than 30% of the monetary sanctions collected and will receive increased protections; (3) increased penalties for violations of the BSA; (4) improvements to existing information sharing provisions that permit financial institutions to share information relating to Suspicious Activity Reports (SARs) with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and (5) expanded duties and powers of FinCEN. Many of the amendments require the Treasury Department and FinCEN to promulgate rules. On September 29, 2022, FinCEN issued final regulations implementing the amendments with respect to beneficial ownership.

Consumer Laws and Regulations. FCB is also subject to certain laws and regulations designed to protect consumers in transactions with banks. These laws include the Truth in Lending Act ("TILA"), the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, Real Estate Settlement Procedures Act, Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Fair Housing Act and the Servicemembers Civil Relief Act. The laws and related regulations mandate certain disclosures and regulate the manner in which financial institutions transact business with certain customers. FCB must comply with these consumer protection laws and regulations in its relevant lines of business.

To promote fairness and transparency for mortgages, credit cards, and other consumer financial products and services, the CFPB is responsible for interpreting and enforcing federal consumer financial laws, as defined by the Dodd-Frank Act, that, among other things, govern the provision of deposit accounts along with mortgage origination and servicing. Some federal consumer financial laws enforced by the CFPB include the Equal Credit Opportunity Act, TILA, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act ("RESPA"), the Fair Debt Collection Practices Act, and the Fair Credit Reporting Act. The CFPB is also authorized to prevent any institution under its authority from engaging in an unfair, deceptive, or abusive act or practice in connection with consumer financial products and services.

Under TILA, as implemented by Regulation Z, mortgage lenders are required to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine consumers' ability to repay in one of two ways. The first alternative requires the mortgage lender to consider the following eight underwriting factors when making the credit decision: (1) current or reasonably expected income or assets; (2) current employment status; (3) the monthly payment on the covered transaction; (4) the monthly payment on any simultaneous loan; (5) the monthly payment for mortgage-related obligations; (6) current debt obligations, alimony, and child support; (7) the monthly DTI ratio or residual income; and (8) credit history. Alternatively, the mortgage lender can originate QMs, which are entitled to a presumption that the creditor making the loan satisfied the ATR requirements. In general, a QM is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a QM the points and fees paid by a consumer cannot exceed 3% of the total loan amount.

On December 10, 2020, the CFPB issued two final rules related to QM loans. The first rule replaces the strict 43% DTI threshold for QM loans and provides that, in addition to existing requirements, a loan receives a conclusive presumption that the consumer had the ability to repay if the APR does not exceed the average prime offer rate for a comparable transaction by 1.5 percentage points or more as of the date the interest rate is set. Further, a loan receives a rebuttable presumption that the consumer had the ability to repay if the APR exceeds the average prime offer rate for a comparable transaction by 1.5 percentage points or more but by less than 2.25 percentage points. The second rule creates a new category of "seasoned" QMs for loans that meet certain performance requirements. That rule allows a non-QM loan or a "rebuttable presumption" QM loan to receive a safe harbor from ATR liability at the end of a "seasoning" period of at least 36 months as a "seasoned QM" if it satisfies certain product restrictions, points-and-fees limits, and underwriting requirements, and the loan meets the designated performance and portfolio requirements during the "seasoning period." The mandatory compliance date under the first final rule was July 1, 2021, but subsequently was delayed by the CFPB to October 1, 2022. The second final rule will apply to covered transactions for which institutions receive an application after the compliance date for the first final rule.

Additionally, the CFPB has the authority to take supervisory and enforcement action against banks and other financial services companies under the agency's jurisdiction that fail to comply with federal consumer financial laws. As an IDI with total assets of more than $10 billion, FCB is subject to the CFPB's supervisory and enforcement authorities. The Dodd-Frank Act also permits states to adopt stricter consumer protection laws and state attorneys general to enforce consumer protection rules issued by the CFPB. As a result of these aspects of the Dodd-Frank Act, FCB operates in a stringent consumer compliance environment. The CFPB has been active in bringing enforcement actions against banks and other financial institutions to enforce consumer financial laws. The federal financial regulatory agencies, including the FDIC and states attorneys general, also have become increasingly active in this area with respect to institutions over which they have jurisdiction.

Pursuant to the Dodd-Frank Act, the FDIC has backup enforcement authority over a depository institution holding company, such as the Parent Company, if the conduct or threatened conduct of such holding company poses a risk to the DIF, although such authority may not be used if the holding company is generally in sound condition and does not pose a foreseeable and material risk to the DIF. The Dodd-Frank Act may have a material impact on BancShares' operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations. Refer to Item 1A. Risk Factors below for a more extensive discussion of this topic.

Other Regulations applicable to the Parent Company and FCB

Privacy, Data Protection, and Cybersecurity. We are subject to a number of U.S. federal, state, local and foreign laws and regulations relating to consumer privacy and data protection. Under privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 ("GLBA") and its implementing regulations and guidance, we are limited in our ability to disclose certain non-public information about consumers to nonaffiliated third parties. Financial institutions, such as us, are required by statute and regulation to notify consumers of their privacy policies and practices and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. In addition, such financial institutions must appropriately safeguard their customers' nonpublic, personal information.

Consumers must be notified in the event of a data breach under applicable state laws. The changing privacy laws in the United States, Europe and elsewhere, including the California Consumer Privacy Act of 2018, (the "CCPA"), which became effective on January 1, 2020, applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer's personal information, and the right not to be discriminated against for exercising these rights. The CCPA contains several exemptions, including for information that is collected, processed, sold or disclosed pursuant to the GLBA. In November 2020, voters in the State of California approved the California Privacy Rights Act ("CPRA"), a ballot measure that amends and supplements the CCPA by creating the California Privacy Protection Agency, a watchdog privacy agency with the authority to issue regulations and guidance and to enforce the CCPA. The CPRA also modifies the CCPA by expanding both the scope of businesses covered by the law and certain rights relating to personal information and its use, collection, and disclosure by covered businesses. The California Privacy Protection Agency has issued proposed rules which would implement the CPRA but has not yet made them final or stated when final rules are likely to be enacted. Similar laws have and may be adopted by other states where BancShares does business. For instance, on October 25, 2022, the New York State Department of Financial Services issued a proposed rule that would, among other things, amend its cybersecurity regulation to create new tiers of regulated entities with tailored regulatory requirements, establish enhanced governance requirements, and require additional cybersecurity controls.

In addition, multiple other states, Congress and regulators outside the United States are considering similar laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. For example, on November 23, 2021, the federal financial regulatory agencies published a final rule that will impose upon banking organizations and their service providers new notification requirements for significant cybersecurity incidents (the "Cybersecurity Rule"). Specifically, the Cybersecurity Rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the Cybersecurity Rule. Banks' service providers are required under the Cybersecurity Rule to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. The Cybersecurity Rule took effect on April 1, 2022 and banks and their service providers were required to be in compliance with the rule by May 1, 2022.

Federal banking agencies, including the FDIC, have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

Climate-Related Regulation and Risk Management. In recent years the federal banking agencies have increased their focus on climate-related risks impacting the operations of banks, the communities they serve and the broader financial system. Accordingly, the agencies have begun to enhance their supervisory expectations regarding the climate risk management practices of larger banking organizations, such as BancShares, including by encouraging such banks to: ensure that management of climate-related risk exposures has been incorporated into existing governance structures; evaluate the potential impact of climate-related risks on the bank's financial condition, operations and business objectives as part of its strategic planning process; account for the effects of climate change in stress testing scenarios and systemic risk assessments; revise expectations for credit portfolio concentrations based on climate-related factors; consider investments in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change; evaluate the impact of climate change on the bank's borrowers and consider possible changes to underwriting criteria to account for climate-related risks to mortgaged properties; incorporate climate-related financial risk into the bank's internal reporting, monitoring and escalation processes; and prepare for the transition risks to the bank associated with the adjustment to a low-carbon economy and related changes in laws, regulations, governmental policies, technology, and consumer behavior and expectations.

On October 21, 2021, the Financial Stability Oversight Council published a report identifying climate-related financial risk as an "emerging threat" to financial stability. On December 16, 2021, the OCC issued proposed principles for climate-related financial risk management for national banks with more than $100 billion in total assets. On March 30, 2022 and December 2, 2022, the FDIC and FRB issued their own proposed principles, respectively, for climate risk management by larger banking organizations. The regulators have also indicated that all banks, regardless of their size, may have material exposures to climate-related financial and other risks that require prudent management. The FRB, as the last agency to issue proposed guidance, indicated that it will work with the other two agencies in issuing any final guidance. The proposed principles in the guidance would cover the following areas: strategic planning; governance; policies, procedures, and limits; data, risk measurement and reporting; risk management; and scenario analysis. The proposed guidance would also suggest how climate-related financial risks can be addressed in specific prudential risk areas including liquidity, credit, other financial risks, operational, legal and compliance, and other non-financial risks. If adopted as final guidance, BancShares as a banking organization with $100 billion or more in total assets will be expected to implement the principles under the guidance to demonstrate to the FRB (and the FDIC) that BancShares and FCB are operating in a safe and sound manner. In addition, states in which we conduct business have taken, or are considering taking, similar actions on climate-related financial risks.

Compensation. Our compensation practices are subject to oversight by the Federal Reserve and, with respect to some of our subsidiaries, by other financial regulatory agencies. The federal banking regulators have issued joint guidance on executive compensation designed to ensure that the incentive compensation policies of banking organizations take into account risk factors and are consistent with the safety and soundness of the organization. The guidance also provides that supervisory findings with respect to incentive compensation will be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or other corporate decisions. The guidance further provides that the regulators may pursue enforcement actions against a banking organization if its incentive compensation and related risk management, control or governance processes pose a risk to the organization's safe and sound practices. In addition, the Dodd-Frank Act requires the federal banking regulators and the SEC to issue regulations requiring covered financial institutions to prohibit incentive compensation arrangements that encourage inappropriate risks by providing compensation that is excessive or that could lead to material financial loss to the institution. In October 2022, the SEC adopted final rules implementing the incentive-based compensation recovery ("clawback") provisions of the Dodd-Frank Act. The final rules direct stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation from current or former executive officers in the event of certain financial restatements and to disclose their clawback policies and their actions under those policies. It is anticipated that most registrants will have until late 2023 or early 2024 to adopt and implement or adjust their policies as applicable.

Other Regulated Subsidiaries
As noted above, certain subsidiaries of the Parent Company and FCB are subject to regulation, supervision, and examination by the SEC, FINRA, state regulatory agencies, and other regulatory authorities as "regulated entities."

FCB's insurance activities are subject to licensing and regulation by state insurance regulatory agencies. Each of CIT's insurance subsidiaries acquired by FCB in the CIT Merger is also licensed and regulated in the states in which the subsidiaries conduct insurance business. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects and business conduct of insurers. State laws in the U.S. grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; establishing statutory capital and reserve requirements and the solvency standards that must be met and maintained; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments. CIT's Vermont insurance captive subsidiary (acquired in the CIT Merger) is required to file reports, generally including detailed annual financial statements, with the insurance regulatory authority, and its operations and accounts are subject to periodic examination by such authorities.

Specialty business operations that were under CIT's Commercial Finance Division prior to the CIT Merger, and specifically the Rail, Maritime, and other equipment financing operations, are subject to various laws, rules, and regulations administered by authorities in jurisdictions where business is conducted. In the United States, equipment financing and leasing operations, including for railcars, ships, and other equipment, are subject to rules and regulations relating to safety, operations, maintenance, and mechanical standards promulgated by various federal and state agencies and industry organizations, including the U.S. Department of Transportation, the Federal Railroad Administration, the Association of American Railroads, the Maritime Administration, the U.S. Coast Guard, and the U.S. Environmental Protection Agency. In addition, state agencies regulate some aspects of rail and maritime operations with respect to health and safety matters.


Available Information

The Parent Company does not have its own separate Internet website. However, on FCB's investor relations website (www.ir.firstcitizens.com), we make available BancShares' Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, free of charge, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Interested parties may also directly access the SEC's website (www.sec.gov), which contains reports, proxy and information statements and other information electronically filed by BancShares. Except as specifically incorporated by reference into this Annual Report on Form 10-K, information on those websites is not part of this report.

Item 1A. Risk Factors

Risk Factor Summary

We are subject to a number of risks and uncertainties that could have a material impact on our business, financial condition and results of operations and cash flows. As a financial services organization, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We encounter risks as part of the normal course of our business, and our success is dependent on our ability to identify, understand and manage the risks presented by our business activities. We categorize risks into the following areas, and the principal risks and uncertainties that management believes make an investment in us speculative or risky are summarized within their respective areas:

- **Strategic Risks:** The risks to our earnings or capital arising from our business decisions or improper implementation of those decisions.
    - *We may be adversely affected by risks associated with completed, pending or any potential future acquisitions.*
    - *Our future results will suffer if we do not effectively manage our expanded operations following the CIT Merger.*

- **Operational Risks:** The risks of loss resulting from inadequate or failed processes, people and systems or from external events.
    - *We face significant operational risks in our businesses and may fail to maintain appropriate operational infrastructure and oversight.*
    - *A cyberattack, information or security breach, or a technology outage of ours or of a third party could adversely affect our ability to conduct our business, manage our exposure to risk, result in the disclosure or misuse of confidential customer or employee data or proprietary information, and increase our costs to maintain and update our operational and security systems and infrastructure. This could adversely impact our results of operations, liquidity and financial condition, as well as cause us legal or reputational harm.*

- **Credit Risks:** The risks that a borrower, obligor, or counterparty will fail to perform on an obligation or that our risk management processes will fail or be insufficient.
  - *If we fail to effectively manage credit risk, our business and financial condition will suffer.*
  - *Our allowance for credit losses may prove to be insufficient to absorb losses in our loan portfolios.*

- **Market Risks:** The risks to our financial condition resulting from adverse movements in domestic and international macroeconomic and political conditions, as well as economic output levels, interest and inflation rates, employment levels, prices of commodities, consumer confidence levels, and changes in consumer spending, international trade policy, and fiscal and monetary policy.
  - *Unfavorable economic or political conditions, as considered through a range of metrics, have and could continue to adversely affect our business.*
  - *Failure to effectively manage our interest rate risk could adversely affect us.*

- **Liquidity Risks:** The risks that we will be unable to meet our obligations as they come due because of an inability to (i) liquidate assets or obtain adequate funding, or (ii) unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions, or that we will not meet the liquidity management requirements applicable to us as a Category IV banking organization, subject to the applicable transition periods.
  - *If our current level of balance sheet liquidity were to experience pressure, it could affect our ability to pay deposits and fund our operations.*
  - *We are subject to enhanced liquidity risk management requirements as a Category IV banking organization, subject to the applicable transition periods, including reporting, liquidity stress testing, and a liquidity buffer, as well as resolution planning at the bank level, and failure to meet these requirements could result in regulatory and compliance risks, and possible restrictions on our activities.*

- **Capital Adequacy Risks:** The risks that our capital levels become inadequate to preserve our safety and soundness, support our ongoing business operations and strategies and provide us with support against unexpected or sudden changes in the business/economic environment, or that we will not meet the capital adequacy requirements applicable to us as a Category IV banking organization, subject to the applicable transition periods.
  - *Our ability to grow is contingent upon access to capital, which may not be readily available to us.*
  - *We and FCB are subject to capital adequacy and liquidity guidelines and, if we fail to meet these guidelines, our financial condition and ability to make capital distributions would be adversely affected.*

- **Compliance Risks:** The risks of loss or reputational harm to us resulting from regulatory sanctions, fines, penalties or losses due to our failure to comply with laws, rules, regulations or other supervisory requirements applicable to us.
  - *We operate in a highly regulated industry, and the laws and regulations that govern our operations, taxes, corporate governance, executive compensation and financial accounting and reporting, including changes in them or our failure to comply with them, may adversely affect us.*
  - *Information security and data privacy are areas of heightened legislative and regulatory focus.*

- **Asset Risks:** The risks that the value of our long-lived assets will be lower than expected, resulting in reduced income over the remaining life of the asset or a lower sale value.
  - *We may not be able to realize our entire investment in the equipment that we lease to our customers.*

- **Financial Reporting Risks:** The risks that our financial information is reported incorrectly or incompletely, including through the improper application of accounting standards or other errors or omissions.
  - *Accounting standards may change and increase our operating costs or otherwise adversely affect our results.*
  - *Our accounting policies and processes are critical to the reporting of our financial condition and results of operations. They require management to make estimates about matters that are uncertain, and such estimates may be materially different from actual results.*

The risks and uncertainties that management believes are material to an investment in us are described below. Additional risks and uncertainties that are not currently known to management or that management does not currently deem material could also have a material adverse impact on our financial condition, the results of our operations or our business. If such risks and uncertainties were to materialize or the likelihoods of the risks were to increase, we could be adversely affected, and the market price of our securities could significantly decline.

Strategic Risks

We may be adversely affected by risks associated with completed, pending or any potential future acquisitions.

We plan to continue to grow our business organically. However, we have pursued and expect to continue to pursue acquisition opportunities that we believe support our business strategies and may enhance our profitability. For example, on January 3, 2022, we consummated the acquisition of CIT, which added $53.78 billion in total assets, $39.43 billion in deposits and $32.71 billion in loans. We must generally satisfy a number of material conditions prior to consummating any acquisition including, in many cases, federal and state regulatory approval. Among other things, our regulators will consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill when considering acquisition and expansion proposals. We may fail to complete strategic and competitively significant business opportunities as a result of our inability to obtain required regulatory approvals in a timely manner or at all, or the approval for such opportunity could include conditions imposing additional costs or limitations that reduce the anticipated related benefits. On July 9, 2021, President Biden issued the Executive Order, which encouraged federal banking agencies to review the framework for evaluating bank mergers and acquisitions under the BHC Act and the Bank Merger Act. The Executive Order has received significant public support from members of Congress as well as from members of the board of the FDIC and Federal Reserve and the Acting Comptroller of the Currency. The Director of the CFPB" has publicly sought a greater role for the CFPB in the evaluation of bank merger proposals. Any enhanced regulatory scrutiny of bank mergers and acquisitions and revision of the regulatory framework for approval of bank mergers could adversely affect the marketplace for bank merger transactions and could result in potential future acquisitions by us being delayed, impeded or restricted in certain respects and result in new rules that possibly limit the size of financial institutions that we may be able to acquire in the future or alter the terms for such transactions.

We may be unsuccessful in identifying, consummating or integrating any potential acquisitions. Acquisitions of financial institutions, assets of financial institutions or other operating entities involve operational risks and uncertainties. Acquired companies or assets may have unknown or contingent liabilities, exposure to unexpected asset quality problems that require write downs or write-offs, additional regulatory requirements or difficulty retaining key employees and customers.

Due to these and other issues relating to acquisitions, we may not be able to realize projected cost savings, synergies or other benefits associated with any such acquisition. Failure to efficiently integrate any acquired entities or assets into our existing operations could significantly increase our operating costs and consequently have material adverse effects on our financial condition and results of operations.

Our future results will suffer if we do not effectively manage our expanded operations following the CIT Merger.

Following the CIT Merger, the size and geographic and operational scope of our business has increased significantly. The CIT Merger more than doubled our asset size, increased the breadth and complexity of our business with the addition of new business lines in which we have not previously engaged and expanded our geographic scope to new geographic areas. Our future success depends, in part, upon the ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new and expanded operations and associated increased costs and complexity. We may be unsuccessful in this regard or fail to realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the CIT Merger.

We encounter significant competition that may reduce our market share and profitability.

We operate in a highly competitive industry and compete with other banks and specialized financial services providers in our market areas. Our primary competitors include local, regional and national banks; credit unions; commercial finance companies; leasing companies; various wealth management providers; independent and captive insurance agencies; mortgage companies; and other non-bank providers of financial services. Some of our larger competitors, including certain banks with a significant presence in our market areas, have the capacity to offer products and services we do not offer. Some of our non-bank competitors operate in less stringent regulatory environments, and certain competitors are not subject to federal or state income taxes. The fierce competitive pressures that we face adversely affect pricing for many of our products and services.

Additionally, technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods without involving banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or virtual accounts. Consumers can also complete transactions, such as paying bills or transferring funds directly without the assistance of banks. Transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased substantially. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers. Accordingly, digital asset service providers —which, at present, are not subject to as extensive regulation as banking organizations and other financial institutions—have become active competitors for our customers' banking business and may have greater flexibility in competing for business. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

We may fail to realize all of the anticipated benefits of the CIT Merger, or those benefits may take longer to realize than expected. We may also encounter difficulties in completing the integration of the acquired operations and may incur expenses in excess of those forecasted in connection with the completion.

The success of the CIT Merger, including anticipated benefits and cost savings, depends, in substantial part, on our ability to successfully complete the integration of the acquired operations in a manner that results in various benefits, such as anticipated synergies and cost savings, and that does not materially disrupt existing customer relationships or result in decreased revenues due to loss of customers. Although our merger integration is substantially complete, the process of integrating operations resulted in a loss of key personnel, and we could still discover inconsistencies in standards, controls, procedures and policies, which could adversely affect us. While we have attempted to accurately forecast a certain level of expense and expected cost savings in connection with the integration, there are many factors beyond our control that could affect the total amount and the timing of the integration expense and projected cost savings. In addition, the diversion of management's attention and any unexpected delays or difficulties encountered in completing the integration of the acquired operations could have an adverse effect on our business, financial condition, operating results and prospects.

Certain provisions in our Certificate of Incorporation and Bylaws may prevent a change in management or a takeover attempt that a stockholder might consider to be in their best interests.

We are a banking holding company incorporated in the state of Delaware. Certain anti-takeover provisions under Delaware law and certain provisions contained in our Amended and Restated Certificate of Incorporation (our "Certificate of Incorporation) and Amended and Restated Bylaws (our "Bylaws") could delay or prevent the removal of our directors and other management. The provisions could also delay or make more difficult a tender offer, merger or proxy contest a stockholder might consider to be in their best interests. For example, our Certificate of Incorporation and Bylaws:

- allow the Board to issue and set the terms of preferred shares without further stockholder approval;
- limit who can call a special meeting of stockholders;
- establish advance notice requirements for nominations for election to the Board and proposals of other business to be considered at annual meetings of stockholders; and
- authorize the issuance of two classes of common stock, one of which, Class B common stock, par value $1 per share ("Class B common stock"), is entitled to cast 16 votes per share. As of December 31, 2022, approximately 34.1% of the outstanding shares of Class B common stock were owned and entitled to be voted by our directors and executive officers and certain of their affiliates.

These provisions, as well as provisions of the BHC Act and other relevant statutes and regulations that require advance notice and applications for regulatory approval of changes in control of banks and bank holding companies, may discourage bids for our common stock at a premium over market price, adversely affecting the price that could be received by our stockholders for our common stock. Additionally, the fact that the Holding family and entities related to various family members hold or control shares representing approximately 50%, and in the past have held or controlled shares representing more than 50%, of the voting power of our common stock may discourage potential takeover attempts and bids for our common stock at a premium over market price.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders. This could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees or agents.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or stockholder to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. These choice of forum provisions do not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Accordingly, our choice of forum provisions will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees or agents, which may discourage lawsuits against us and our directors, officers and other employees or agents.

If a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

We rely on dividends from FCB for paying dividends on our common and preferred stock and servicing our debt obligations, and FCB's ability to pay us dividends is restricted.

As a FHC, we are a separate legal entity from FCB. We derive most of our revenue and cash flow from dividends paid by FCB. These dividends are the primary source from which we pay dividends on our common and preferred stock and interest and principal on our debt obligations. State and federal laws impose restrictions on the dividends that FCB may pay to us. In the event FCB is unable to pay dividends to us for an extended period of time, we may not be able to service our debt obligations or pay dividends on our common or preferred stock, and the inability to receive dividends from FCB could consequently have a material adverse effect on our business, financial condition and results of operations.

Our financial performance depends upon our ability to attract and retain customers for our products and services, which may be adversely impacted by weakened consumer or business confidence and by any inability on our part to predict and satisfy customers' needs and demands.

Our financial performance is subject to risks associated with the loss of customer confidence and demand. A fragile, weakening or changing economy, or ambiguity surrounding the economic future, may lessen the demand for our products and services. Our performance may also be negatively impacted if we fail to attract and retain customers because we are not able to successfully anticipate, develop and market products and services that satisfy market demands. Such events could impact our performance through fewer loans, reduced fee income and fewer deposits, each of which could result in reduced net income.

New technologies, and our ability to efficiently and effectively implement, market and deliver new products and services to our customers present competitive risks.

The financial services industry is continually undergoing rapid technological change with frequent introduction of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The rapid growth of new digital technologies related to the digitization of banking services and capabilities, including through internet services, smart phones and other mobile devices, requires us to continuously evaluate our product and service offerings to ensure they remain competitive. These trends were accelerated by the COVID-19 pandemic increasing demand for mobile banking solutions. Our success depends in part on our ability to adapt and deliver our products and services in a manner responsive to evolving industry standards and consumer preferences. New technologies by banks and non-bank service providers may create risks if our products and services are no longer competitive with then-current standards, and could negatively affect our ability to attract or maintain a loyal customer base. We may not be able to effectively implement new technology-driven products and services that allow us to remain competitive or be successful in marketing these products and services to our customers. These risks may affect our ability to grow and could reduce our revenue streams from certain products and services, while increasing expenses associated with developing more competitive solutions, which could adversely affect our results of operations and financial condition.

Operational Risks

We face significant operational risks in our businesses and may fail to maintain appropriate operational infrastructure and oversight.

Safely conducting and growing our business requires that we create and maintain an appropriate operational and organizational control infrastructure. Operational risk can arise in numerous ways, including, but not limited to, employee fraud, customer fraud and control lapses in bank operations and information technology. Our dependence on our employees and internal and third party automated systems and vendors to record and process transactions may further increase the risk that technical failures or system-tampering will result in losses that are difficult to detect. Our internal controls that are intended to safeguard and maintain our operational and organizational infrastructure and information have inherent limitations and may not be successful. We may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control. In addition, our railcars are used to transport a variety of products including, but not limited to, cement, energy products, chemicals and coal. An accidental derailment of these railcars could result in personal injury and property damage, which could be significant, as well as potential environmental remediation and restoration obligations and penalties. Failure to maintain appropriate operational infrastructure and oversight or to safely operate our business can lead to loss of service to customers, reputational harm, legal actions and noncompliance with various laws and regulations, all of which could have a material adverse impact on our business, financial condition and results of operations.

A cyberattack, information or security breach, or a technology outage of ours or of a third party could adversely affect our ability to conduct our business, manage our exposure to risk, result in the disclosure or misuse of confidential customer or employee data or proprietary information, and increase our costs to maintain and update our operational and security systems and infrastructure. This could adversely impact our results of operations, liquidity and financial condition, as well as cause us legal or reputational harm.

Our businesses are highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact or on whom we rely. Our businesses rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks, which may provide a point of entry for adverse effects on our own network environment.

We, our customers, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyberattacks. These cyberattacks include computer viruses, malicious or destructive code, ransomware, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees, our customers or of third parties, damages to systems, or other material disruption to our or our customers' or other third parties' network access or business operations. As cyber threats continue to evolve, we have been and will likely continue to be required to expend significant resources to continuously enhance our protective measures and may be required to expend significant resources to investigate and remediate any information security vulnerabilities or incidents. We may not be able to anticipate all security breaches, nor may we be able to implement guaranteed preventive measures against such security breaches. Additionally, a security breach may be difficult to detect, even after it occurs, which may compound the issues related to such breach.

Continued geographical turmoil, including the ongoing conflict between Russia and Ukraine, has heightened the risk of cyberattack and has created new risk for cybersecurity, and similar concerns. For example, the United States government has warned that sanctions imposed against Russia by the United States in response to its conflict with Ukraine could motivate Russia to engage in malicious cyber activities against the United States. If such cyberattacks occurred, it could result in severe costs and disruptions to governmental entities and companies and their operations. The impact of the conflict and retaliatory measures is continually evolving and cannot be predicted with certainty.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, nation-states, activists and other external parties. These risks are expected to continue in the future as that proliferation intensifies. For example, we will likely see an increase in cybersecurity risks in the future as we continue to augment our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, financially motivated attacks remain a challenge from a cybercrime perspective due to the increased sophistication and activities of organized crime groups, hackers, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Even the most advanced internal control environment may be vulnerable to compromise. Additionally, the increase of supply chain attacks including third parties with access to our data or those providing critical services, remain an emerging operational issue which could adversely affect our business, customers, reputation and operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our layers of defense or to investigate and remediate any information security vulnerabilities.

Although to date we are not aware of any material losses or other material consequences relating to technology failure, cyberattacks or other information or security breaches, whether directed at us or third parties, we may suffer such losses or other consequences in the future.

We also face indirect technology, cybersecurity and operational risks relating to customers and other third parties with whom we do business or upon whom we rely to facilitate or enable our business activities, including financial counterparties; financial intermediaries such as clearing agents, exchanges and clearing houses; vendors; regulators; and providers of critical infrastructure such as internet access and electrical power. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure, cyberattack or other information or security breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including us. This consolidation interconnectivity and complexity increases the risk of operational failure, on both individual and industry-wide bases, as disparate systems need to be integrated, often on an accelerated basis. Any third-party technology failure, cyberattack or other information or security breach, termination or constraint could, among other things, adversely affect our ability to effect transactions, service our customers, manage our exposure to risk or expand our businesses.

Cyberattacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyberattack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business and may encourage further cyberattacks. A successful penetration or circumvention of system security could cause us negative consequences, including loss of customers and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and that of our customers, or damage to our customers' and third parties' computers or systems, and could result in a violation of applicable data privacy and protection laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, any of which could adversely impact our results of operations, liquidity and financial condition.

The ongoing COVID-19 pandemic, including its variant strains, may continue to adversely affect our business, financial condition and results of operations.

The spread of COVID-19 created a global health-crisis that caused significant economic disruption and continues to cause illness, quarantines, reduced attendance at events and reduced travel, reduced commercial and financial activity, and overall economic and financial market instability. While the level of disruption caused by the COVID-19 pandemic has generally lessened in 2022, there is no assurance that the pandemic will not worsen again, including as a result of the emergence of new strains of the virus.

Continuation of the COVID-19 pandemic, or a similar crisis, could negatively impact our capital, liquidity, and other financial positions and our business, results of operations, and prospects. Economic factors stemming from the lasting effects of the pandemic, including inflation risks, oil price volatility and changes in interest rates, have and may continue to destabilize financial markets and negatively impact our customers' business activities and operations, making it difficult for them to satisfy existing debt obligations. Moreover, as economic conditions relating to the pandemic have improved and evolved, the Federal Reserve has shifted its focus to limiting the inflationary and other potentially adverse effects of the extensive pandemic-related government stimulus, which signals the potential for a continued period of economic uncertainty. The duration and severity of the pandemic continues to be impossible to predict, as is the potential for a seasonal or other resurgence. The full extent of the impact will depend on future developments that are highly uncertain including the duration and spread of any further outbreak, its severity, vaccine effectiveness and acceptance, governmental actions to contain the virus (including its variants) and the long-term economic impact, both globally, as well as in our banking markets, which includes the potential for further recession. The effects of the COVID-19 pandemic heightened specific risk factors and could still impact substantially all risk factors described herein.

We are subject to litigation and other legal liability risks, and our expenses related to such risks may adversely affect our results.

We are subject to litigation risks in the ordinary course of our business. Claims and legal actions, including supervisory actions by our regulators, that have been or may be initiated against us (including against entities that we acquire) from time to time could involve large monetary sums and significant defense costs. During the last credit crisis, we saw the number of cases and our expenses related to those cases increase and expect to see the same in future credit crises. The outcomes of such cases are always uncertain until finally adjudicated or resolved.

In the course of our business, we may foreclose on and take title to real estate that contains or was used in the manufacture or processing of hazardous materials or that is subject to other environmental risks. In addition, we may lease equipment to our customers that is used to mine, develop, and process hazardous materials, and our railcars may be used to transport hazardous materials. As a result, we could be subject to environmental liabilities or claims for negligence, property damage or personal injury with respect to these properties or equipment. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, accidents or other hazardous risks, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site or equipment involved in a hazardous incident, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination, property damage, personal injury or other hazardous risks emanating from the property or related to the equipment.

We establish reserves for legal claims when payments associated with the claims become probable and our liability can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual amount paid in resolution of a legal claim may be substantially higher than any amounts reserved for the matter. The ultimate resolution of a legal proceeding, depending on the remedy sought and any relief granted, could materially adversely affect our results of operations and financial condition.

Substantial legal claims or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. We may be exposed to substantial uninsured legal liabilities and regulatory actions which could adversely affect our results of operations and financial condition. For additional information, refer to the Notes to the Consolidated Financial Statements, Note 24 - Commitments and Contingencies, in this Annual Report on Form 10-K.

We depend on qualified personnel for our success and may not be able to retain or attract such personnel.

As a human capital-intensive business, our success depends to a great extent on our ability to attract and retain highly skilled and qualified executive officers and management, financial, compliance, technical, operations, sales, and support employees, which has taken on heightened importance because of the significant expansion of the size and geographic and operational scope of our business that occurred in connection with the CIT Merger. We face significant competition in the recruitment of qualified executive officers and employees. Losses of, or changes in, our current executive officers or other personnel and their expertise and services, or substantial increases in the costs of employee compensation or benefits, may disrupt our business and could adversely affect our financial condition and results of operations. We have developed an executive officer succession plan, but it may be ineffective, or we may fail in implementing it. We may be unsuccessful in retaining our current executive officers or other key personnel, or hiring additional key personnel to assist in executing our growth, expansion and acquisition strategies, all of which could cause those strategies to fail or be less successful than they would otherwise be.

Our compensation practices are subject to review and oversight by the Federal Reserve, the FDIC and other regulators. The federal banking agencies have issued joint guidance on executive compensation designed to help ensure that a banking organization's incentive compensation policies do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. In addition, the Dodd-Frank Act required those agencies, along with the SEC, to adopt rules to require reporting of incentive compensation and to prohibit certain compensation arrangements. Effective January 2023, the SEC adopted final rules requiring national securities exchanges, including The Nasdaq Stock Market Stock Market LLC ("Nasdaq") where we are currently listed, to establish new listing standards relating to policies for the recovery of erroneously awarded incentive-based compensation, which are often referred to as "clawback policies". Among other requirements, these new listing standards will obligate listed companies to recover incentive-based compensation paid to its current or former executive officers in the event the company is required to make certain accounting restatements. If, as a result of complying with the new rules, we are unable to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, or if the compensation costs required to attract and retain employees become more significant, our performance, including our competitive position, could be materially adversely affected.

We are exposed to losses related to fraud.

As technology continues to evolve, criminals are using increasingly more sophisticated techniques to commit and hide fraudulent activity. Fraudulent activity that we have been and are likely to continue to be exposed to can come in many forms, including debit card/credit card fraud, check fraud, wire fraud, electronic scanning devices attached to ATM machines, social engineering, digital fraud and phishing attacks to obtain personal information and fraudulent impersonation of our customers through the use of falsified or stolen credentials. We expect that combating fraudulent activities as they evolve will require continued ongoing investments and attention in the future as significant fraud could cause us direct losses or impair our customer relationships, among other potential consequences, adversely impacting our reputation or results of operation.

Our business and financial performance could be impacted by natural or man-made disasters, global pandemics, acts of war or terrorist activities, climate change or other adverse external events.

Natural or man-made disasters (including, but not limited to, earthquakes, hurricanes, tornadoes, floods, fires, pollution, and explosions), global pandemics, acts of war, terrorist activities, climate change or other adverse external events could hurt our financial performance (i) directly through damage to our facilities or other impacts to our ability to conduct business in the ordinary course, and (ii) indirectly through such damage or impacts to our customers, suppliers or other counterparties. In particular, a significant amount of our business is concentrated in North Carolina, South Carolina, California, Texas, New York and Florida, including areas where our facilities and retail and commercial customers have been and in the future could be impacted by hurricanes and flooding, earthquakes or wildfires. We also do business in Georgia, Virginia, Nebraska, Arizona, New Jersey, Hawaii, Nevada, as well as in Canada, all of which also include areas significantly exposed to the foregoing risks. We could also suffer adverse results to the extent that disasters, wars, terrorist activities, riots or civil unrest affect the broader markets or economy or our operations specifically. Our ability to minimize the consequences of such events is in significant measure reliant on the quality of our disaster recovery planning and our ability, if any, to forecast the events, and such quality and ability may be inadequate.

There has been increasing political and social attention to the issue of climate change and related environmental sustainability matters. Federal and state legislators and regulatory agencies have proposed and continue to advance numerous legislative and regulatory initiatives seeking to mitigate the negative effects of climate change. On October 21, 2021, the Financial Stability Oversight Council published a report identifying climate-related financial risk as an "emerging threat" to financial stability. On December 16, 2021, the OCC issued proposed principles for climate-related financial risk management for national banks with more than $100 billion in total assets. On March 30, 2022 and December 2, 2022, the FDIC and Federal Reserve Board issued their own proposed principles, respectively, for climate risk management by larger banking organizations. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to us, we would expect to experience increased compliance costs and other compliance-related risks. Such climate change-related measures may also result in the imposition of taxes and fees, the required purchase of emission credits or the implementation of significant operational changes, each of which may require us to expend significant capital and incur compliance, operating, maintenance and remediation costs.

We are unable to predict how climate change may impact our financial condition and operations; however, as a banking organization, the physical effects of climate change may present certain unique risks to us, our customers or third parties on which we rely. For example, an increase in the frequency or magnitude of natural disasters, shifts in local climates and other disruptions related to climate change may adversely affect the value of real properties securing our loans, which could diminish the value of our loan portfolio. Such events may also cause reductions in regional and local economic activity that may have an adverse effect on our customers. Consumers and businesses in communities that we serve may change their behavior and preferences as a result of these issues and new climate change laws and regulations aimed at mitigating climate change. The impact on our customers will likely vary depending on their specific attributes, including their reliance on or role in carbon intensive activities and therefore, we could experience a drop in demand for our products and services, particularly in certain sectors. We may also be subject to adverse action from our regulators or other third parties, such as environmental advocacy organizations, in relation to how our business relates to or has addressed or failed to address climate change-related risks. Each of these outcomes could have a material adverse effect on our financial condition and results of operations.

We rely on third party vendors to provide key components of our business infrastructure, and our vendors may be responsible for or contribute to failures that adversely affect our operations.

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. Their services could be difficult to quickly replace in the event of failure or other interruption in service. Failures of certain vendors to provide services could adversely affect our ability to deliver products and services to our customers. Third party vendors also present information security risks to us, both directly and indirectly through our customers. Our monitoring of significant vendor risks, including the financial stability of critical vendors, may be inadequate and incomplete. The lingering effects of the COVID-19 pandemic and subsequent impacts from variant strains may continue to compound vendor risks, as unexpected disruptions can impact a third party vendor's operations with little warning. These effects include the direct impact of disease as well as secondary effects on third party vendors, including pandemic-related changes to how vendors are engaged, onboarded and monitored. The failure of a critical third party vendor to provide key components of our business infrastructure could substantially disrupt our business and cause us to incur significant expense while harming our relationships with our customers.

The quality of our data could deteriorate and cause financial or reputational harm to the Bank.

Our Data Governance program is reliant on the execution of procedures, process controls and system functionality, and errors may occur. Incomplete, inconsistent, or inaccurate data could lead to non-compliance with regulatory requirements and result in fines. Additionally, adverse impacts on customers could result in reputational harm and customer attrition. Inaccurate or incomplete data presents the risk that business decisions relying on such data will prove inefficient, ineffective or harmful to us. Additionally, information we provide to our investors and regulators may be negatively impacted by inaccurate or incomplete data, which could have a wide range of adverse consequences such as legal liability and reputational harm.

Malicious action by an employee could result in harm to our customers or the Bank.

Several high-profile cases of employee misconduct have occurred at other financial institutions. Such an event may lead to large regulatory fines, as well as an erosion in customer confidence, which could impact our financial and competitive position. Our employee code of ethics and policies governing our compensation, conduct and sales practices may be inadequate to deter and respond to potential employee misconduct.

Credit Risks

If we fail to effectively manage credit risk, our business and financial condition will suffer.

Effectively managing credit risks is essential for the operation of our business. There are credit risks inherent in making any loan, including risks of repayment, risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. Our loan approval procedures and our credit risk monitoring may be or become inadequate to appropriately manage the inherent credit risks associated with lending. Our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business, consolidated results of operations and financial condition because it may lead to loans that we make not being paid back in part or in full on a timely basis or at all.

Our allowance for credit losses may prove to be insufficient to absorb losses in our credit portfolios.

We maintain an allowance for credit losses ("ACL") that is designed to cover expected credit losses on loans that borrowers may not repay in their entirety. A reserve is also maintained in other liabilities to cover expected losses for unfunded commitments. The ACL may not be sufficient to cover actual credit losses, and future provisions for credit losses could materially and adversely affect our operating results. Accounting measurements related to asset impairment and the ACL require significant estimates that are subject to uncertainty and revisions driven by new information and changing circumstances. The significant uncertainties surrounding our borrowers' abilities to conduct their businesses successfully through changing economic environments, competitive challenges and other factors complicate our estimates of the risk and amount of loss on any loan. Due to the degree of uncertainty and the susceptibility to change, the actual losses may vary substantially from current estimates. We also expect fluctuations in the ACL due to economic changes nationally as well as locally within the states in which we conduct business. This is especially true as the economy reacts to the continuation of and potential recovery from the impacts from the COVID-19 pandemic and related variant strains. In addition, the reserve related to unfunded commitments may not be sufficient to cover actual losses, and future provisions for such losses could also materially and adversely affect our operating results and are also subject to significant uncertainties and fluctuations.

As an integral part of their examination process, our banking regulators periodically review the ACL and may require us to increase it by recognizing additional provisions for credit losses charged to expense or to decrease the allowance by recognizing loan charge-offs, net of recoveries. Any such required additional credit loss provisions or loan charge-offs could have a material adverse effect on our financial condition and results of operations.

Our concentration of loans and leases to borrowers and lessees within the medical and dental industries, as well as the rail business, could impair our earnings if those industries experience economic difficulties.

Statutory or regulatory changes relevant to the medical and dental industries, or economic conditions in the market generally, could negatively impact these borrowers' businesses and their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations. Additionally, smaller practices such as those in the dental industry generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, and generally have a heightened vulnerability to negative economic conditions. Consequently, we could be required to increase our ACL through additional provisions on our income statement, which would reduce reported net income.

Due to our substantial concentration in our rail business, if there is a significant downturn in shipping by railcar, it could have a material adverse effect on our business and results of operations. The impacts from the COVID-19 pandemic and variant strains has created volatility and uncertainty in the economy, which has and is expected to continue to adversely impact our rail business. In addition, volatility in the price of, and demand for oil and gas may have negative effects on not only our loan exposures in the exploration and production section, but may also lead to a decreased demand for our railcars.

Economic conditions in real estate markets impacting collateral values and our reliance on junior liens may adversely impact our business and our results of operations.

Real property collateral values may be impacted by economic conditions in the real estate market and may result in losses on loans that, while adequately collateralized at the time of origination, become inadequately collateralized over time. Our reliance on junior liens is concentrated in our consumer revolving mortgage loan portfolio. Approximately two-thirds of the consumer revolving mortgage portfolio is secured by junior lien positions, and lower real estate values for collateral underlying these loans may cause the outstanding balance of the senior lien to exceed the value of the collateral, resulting in a junior lien loan becoming effectively unsecured. Inadequate collateral values, rising interest rates and unfavorable economic conditions could result in greater delinquencies, write-downs or charge-offs in future periods, which could have a material adverse impact on our results of operations and capital adequacy.

Our financial condition could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to numerous financial services providers, including banks, securities brokers and dealers and other financial services providers. Our monitoring of the financial conditions of financial institutions with which we have credit exposure is inherently limited and may be inadequate, and transactions with those institutions expose us to credit risk through the possibility of counterparty default.

Market Risks

Unfavorable economic or political conditions, as considered through a range of metrics, have and could continue to adversely affect our business.

Our business is subject to periodic fluctuations based on international, national, regional and local economic conditions. These fluctuations are not predictable, cannot be controlled and have had and may continue to have or further have a material adverse impact on our operations and financial condition. Our banking operations are primarily located within several states but are locally oriented and community-based. Our retail and commercial banking activities are primarily concentrated within the same geographic footprint. The markets in which we have the greatest presence are North Carolina, South Carolina, California, Texas, New York, and Florida. We also do business in Canada, primarily related to our rail portfolio. Worsening economic conditions within our markets, particularly within those with our greatest presence, could have a material adverse effect on our financial condition, results of operations and cash flows. Accordingly, we expect to continue to be dependent upon local business conditions, rail industry conditions and conditions in the local residential and commercial real estate markets we serve. Unfavorable changes in unemployment, real estate values, interest rates, foreign currency exchange rate fluctuations and other factors could weaken the economies of the communities we serve and otherwise adversely affect our business. Thus far, this includes declines in fee income and impacts on the fair value of our equity securities, but could create additional adverse impacts to provision for credit losses and declines in demand for our products and services.

We conduct limited business operations in certain foreign jurisdictions, and we engage in certain cross border lending and leasing transactions. An economic recession or downturn or business disruption associated with the political or economic environments in the international markets in which we operate could similarly adversely affect us.

In addition, the political environment, the level of United States debt and global economic conditions can have a destabilizing effect on financial markets. Weakness in any of our market areas could have an adverse impact on our earnings, and consequently, our financial condition and capital adequacy. For example, a U.S. government debt default, threatened default, or downgrade of the sovereign credit ratings of the United States by credit rating agencies, could have an adverse impact on the financial markets, interest rates and economic conditions in the United States and worldwide. The U.S. debt ceiling and budget deficit concerns in recent years have increased the possibility of U.S. government shutdowns, forced federal spending reductions, debt defaults, credit-rating downgrades and an economic slowdown or recession in the United States. Political tensions may make it difficult for Congress to agree on any further increases to or suspension of the debt ceiling in a timely manner or at all, which may lead to a default by the U.S. government or downgrades of its credit ratings. Many of the investment securities held in FCB's portfolio are issued by the U.S. government and government agencies and sponsored entities, which are generally viewed as among the most conservative investment options. While the likelihood may be remote, a government default or threat of default would impact the price and liquidity of U.S. government securities. A debt default or further downgrade to the U.S. government's sovereign credit rating or its perceived creditworthiness could also adversely affect the ability of the U.S. government to support the financial stability of Fannie Mae, Freddie Mac, and the FHLBs. Since banks are sensitive to the risk of downturns, the stock prices of all banks typically decline, sometimes substantially, if the market believes that a downturn has become more likely or is imminent. This effect can and often does occur indiscriminately, initially without much regard to different risk postures of different banks. Weakness in any of our market areas could have an adverse impact on our earnings, and consequently, our financial condition and capital adequacy.

Failure to effectively manage our interest rate risk could adversely affect us.

Our results of operations and cash flows are highly dependent upon net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic and market conditions and policies of various governmental and regulatory agencies, particularly the actions of the Federal Reserve's Federal Open Market Committee ("FOMC"). Changes in monetary policy, including changes in interest rates, could influence interest income, interest expense, and the fair value of our financial assets and liabilities. If changes in interest rates on our interest-earning assets are not equal to the changes in interest rates on our interest-bearing liabilities, our net interest income and, therefore, our net income, could be adversely impacted.

As interest rates rise, our interest expense will increase and our net interest margins may decrease, negatively impacting our performance and our financial condition. To the extent banks and other financial services providers compete for interest-bearing deposit accounts through higher interest rates, our deposit base could be reduced if we are unwilling to pay those higher rates. If we decide to compete with those higher interest rates, our cost of funds could increase and our net interest margins could be reduced, dependent on the timing and sensitivities of our interest-earning assets and interest-bearing liabilities. Additionally, higher interest rates may impact our ability to originate new loans. Increases in interest rates could adversely affect the ability of our borrowers to meet higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and net charge-offs.

We cannot control or predict with certainty changes in interest rates. The forecasts of future net interest income by our interest rate risk monitoring system are estimates and may be inaccurate. Actual interest rate movements may differ from our forecasts, and unexpected actions by the FOMC may have a direct impact on market interest rates. The Federal Reserve announced in January of 2022 that it would be slowing the pace of its bond purchasing and increasing the target range for the federal funds rate over time. The FOMC since has increased the target range seven times throughout 2022. As of December 31, 2022, the target range for the federal funds rate had been increased to 4.25% to 4.5% and the FOMC signaled that future increases may be appropriate in order to attain a monetary policy sufficiently restrictive to return inflation to more normalized levels. The higher interest rates increased the cost of deposits and our other funding sources, and may continue to increase costs, dependent on the Federal Reserve actions.

Accounting for acquired assets may result in earnings volatility.

Fair value discounts that are recorded at the time an asset is acquired are accreted into interest income based on accounting principles generally accepted in the United States ("GAAP"). The rate at which those discounts are accreted is unpredictable and the result of various factors including prepayments and estimated credit losses. Post-acquisition credit deterioration results in the recognition of provision expense. Volatility in earnings could unfavorably influence investor interest in our common stock, thereby depressing the market value of our stock and the market capitalization of our company.

The performance of equity securities and corporate bonds in our investment securities portfolio could be adversely impacted by the soundness and fluctuations in the market values of other financial institutions.

Our investment securities portfolio contains certain equity securities and corporate bonds of other financial institutions. As a result, a portion of our investment securities portfolio is subject to fluctuation due to changes in the financial stability and market value of other financial institutions, as well as interest rate sensitivity to economic and market conditions. Such fluctuations could reduce the value of our investment securities portfolio and consequently have an adverse effect on our results of operations. We have seen volatile earnings impacts related to the fair value of equity securities in recent periods.

We may be adversely impacted by the transition from LIBOR as a reference rate.

We have loans, borrowings and other financial instruments, including our Series B Preferred Stock, with attributes that are either directly or indirectly dependent on the London Interbank Offered Rate ("LIBOR"). In 2017, the United Kingdom's Financial Conduct Authority (the "FCA") announced that after 2021 it would no longer compel banks to submit the rates required to calculate LIBOR. In November 2020, to facilitate an orderly LIBOR transition, the Office of the Comptroller of the Currency, the FDIC and the Federal Reserve jointly announced that entering into new contracts using LIBOR as a reference rate after December 31, 2021, would create a safety and soundness risk. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of 1-week and 2-month United States dollar LIBOR, and immediately after June 30, 2023, in the case of the remaining United States dollar LIBOR settings. In addition, on March 15, 2022, the U.S. Congress passed the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") as part of the Consolidated Appropriations Act, 2022, which provides protection for contracts without workable fallback provisions and includes safe-harbor provisions to shield parties from liability under potential lawsuits due to the transition away from LIBOR. The final rule implementing the LIBOR Act was announced by the FRB on December 16, 2022, which among other things, (i) identifies benchmark rates based on the Secured Overnight Funding Rate ("SOFR") to replace LIBOR settings in multiple categories of legacy contracts; (ii) specifies benchmark conforming changes related to the calculation, administration and other implementing actions of such benchmark replacements; and (iii) preempts state and local LIBOR replacement laws relating to the selection or use of a benchmark replacement or related conforming changes. BancShares anticipates taking advantage of the safe harbors that are afforded under the LIBOR Act and the implementing final rule.

In the United States, efforts to identify a set of alternative United States dollar reference interest rates are ongoing, and the Alternative Reference Rate Committee (the "ARRC") has recommended the use of SOFR. SOFR is different from LIBOR in that it is a backward-looking secured rate rather than a forward-looking unsecured rate. These differences could lead to a greater disconnect between the Bank's costs to raise funds for SOFR as compared to LIBOR. For cash products and loans, the ARRC has also recommended Term SOFR, which is a forward-looking SOFR based on SOFR futures and may in part reduce differences between SOFR and LIBOR. To further reduce differences between replacement indices and substitute indices, some market practitioners have also gravitated towards credit sensitive alternative reference rates besides SOFR. At this time, it is not possible to predict whether and to what extent banks will continue to provide submissions for the calculation of LIBOR. Similarly, there is still uncertainty around how quickly replacement reference rates will develop sufficient liquidity and industry-wide usage, or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-indexed financial instruments.

The transition from LIBOR is complex and is expected to create additional costs and risks. Since proposed replacement reference rates, such as SOFR, are calculated differently, payments under contracts referencing such rates will differ from those referencing LIBOR. We may incur significant expense in effecting the transition and may be subject to disputes or litigation with our borrowers over the appropriateness or comparability to LIBOR of the replacement reference rates. Consequently, failure to adequately manage this transition process with our customers could adversely impact our reputation and potentially introduce additional legal risks. The replacement reference rates could also result in a reduction in our interest income. We may also receive inquiries and other actions from regulators with respect to our preparation and readiness for the replacement of LIBOR with replacement reference rates. The transition will change our market risk profiles, requiring changes to risk and pricing models, systems, contracts, valuation tools and product design, and failure to adequately manage this transition process could consequently have a material adverse effect on our business, financial condition and results of operations.

The value of our goodwill may decline in the future.

Our goodwill could become impaired in the future. At December 31, 2022, we had $346 million of goodwill recorded as an asset on our balance sheet. We test goodwill for impairment at least annually, comparing the estimated fair value of a reporting unit with its net book value. We also test goodwill for impairment when certain events occur, such as a significant decline in our expected future cash flows, a significant adverse change in the business climate or a sustained decline in the price of our common stock. These tests may result in a write-off of goodwill deemed to be impaired, which could have a significant impact on our financial results.

The market price of our common stock may be volatile due to its relative illiquidity and other factors.

Although publicly traded, our common stock, particularly our Class B common stock, has less liquidity and public float than many other large, publicly traded financial services companies. Lower liquidity increases the price volatility of our common stock and could make it difficult for our stockholders to sell or buy our common stock at specific prices.

Excluding the impact of liquidity, the market price of our common stock can fluctuate widely in response to other factors, including expectations of financial and operating results, actual operating results, actions of institutional stockholders, speculation in the press or the investment community, market perception of acquisitions, including the CIT Merger, rating agency upgrades or downgrades, stock prices of other companies that are similar to us, general market expectations related to the financial services industry and the potential impact of government actions affecting the financial services industry. For example, the closing price per share of our Class A common stock, par value $1 per share ("Class A common stock") on the Nasdaq Global Select Market ranged from a low of $598.01 to a high of $947.71 during the year ended December 31, 2022.

Liquidity Risks

If our current level of balance sheet liquidity were to experience pressure, it could affect our ability to pay deposits and fund our operations.

Our deposit base represents our primary source of core funding and balance sheet liquidity. We typically have the ability to stimulate core deposit growth through reasonable and effective pricing strategies. However, in circumstances where our ability to generate needed liquidity is impaired, we need access to non-core funding such as borrowings from the Federal Home Loan Bank and the Federal Reserve, Federal Funds purchased lines and brokered deposits. While we maintain access to these non-core funding sources, some sources are dependent on the availability of collateral as well as the counterparty's willingness and ability to lend. Failure to access sources of liquidity may affect our ability to pay deposits and fund our operations.

We are subject to enhanced liquidity risk management requirements as a Category IV banking organization, subject to the applicable transition periods, including reporting, liquidity stress testing, and liquidity buffer, as well as resolution planning at the bank level, and failure to meet these requirements could result in regulatory and compliance risks, and possible restrictions on our activities.

As a result of the CIT Merger, our total consolidated assets exceed $100 billion, and therefore we became subject to enhanced liquidity risk management requirements as a Category IV banking organization, including reporting, liquidity stress testing, a liquidity buffer and resolution planning, subject to the applicable transition periods. Were we to meet or exceed certain other thresholds for asset size and other risk-based factors, we would become subject to additional requirements under the Tailoring Rules. We expect to incur significant expense in continuing to develop policies, programs and systems designed to comply with all such requirements applicable to us. Failure to develop and maintain an adequate liquidity risk management and monitoring process may lead to adverse regulatory action (including possible restrictions on our activities).

Fee revenues from overdraft and nonsufficient funds programs may be subject to increased supervisory scrutiny.

Revenues derived from transaction fees associated with overdraft and nonsufficient funds ("NSF") programs is included in non-interest income. In 2022, we collected approximately $48 million in overdraft and NSF fees (down from approximately $55 million in 2021), due to the reduction in our fees for overdrafts and elimination of NSF fees announced in January 2022. In 2021, certain members of Congress and the leadership of the CFPB expressed a heightened interest in bank overdraft and NSF programs. In December 2021, the CFPB published a report providing data on banks' overdraft and NSF fee revenues as well as observations regarding consumer protection issues relating to such programs and in October 2022, the CFPB published further guidance concerning unlawful practices related to overdraft fees. The CFPB has pursued enforcement actions against banking organizations, and their executives, that oversee overdraft practices that are deemed to be unlawful and has indicated that it will continue to do so.

In response to this increased congressional and regulatory scrutiny, and in anticipation of enhanced supervision and enforcement of overdraft practices in the future, certain banking organizations have begun to modify their overdraft programs. In January 2022, we announced an elimination of NSF fees and a decrease in overdraft fees. Continued competitive pressures from our peers, as well as any adoption by our regulators of new rules or supervisory guidance or more aggressive examination and enforcement policies in respect of banks' overdraft fee practices, could cause us to further modify our program and practices in ways that may have a negative impact on our revenue and earnings, which, in turn, could have an adverse effect on our financial condition and results of operations. In addition, as supervisory expectations and industry practices regarding overdraft fee programs change, our continued charging of overdraft fees may result in negative public opinion and increased reputation risk.

Capital Adequacy Risks

Our ability to grow is contingent upon access to capital, which may not be readily available to us.

Our primary capital sources have been retained earnings and debt issued through both private and public markets. Rating agencies regularly evaluate our creditworthiness and assign credit ratings to us and FCB. The ratings of the agencies are based on a number of factors, some of which are outside our control. In addition to factors specific to our financial strength and performance, the rating agencies also consider conditions generally affecting the financial services industry. We may not be able to maintain our current credit ratings. Rating reductions could adversely affect our access to funding sources and increase the cost of obtaining funding.

Based on existing capital levels, we and FCB are well-capitalized under current leverage and risk-based capital standards. Our ability to grow is contingent on our ability to generate or otherwise access sufficient capital to remain well-capitalized under current and future capital adequacy guidelines.

We and FCB are subject to capital adequacy and liquidity guidelines and, if we fail to meet these guidelines, our financial condition and ability to make capital distributions would be adversely affected.

Under regulatory capital adequacy guidelines and other regulatory requirements, we, together with FCB, must meet certain capital and liquidity guidelines, subject to qualitative judgments by regulators about components, risk weightings and other factors.

We and FCB are subject to capital rules issued by the federal banking agencies including required minimum capital and leverage ratios. These requirements, and any proposed changes in connection with the federal banking agencies' plan to implement the final Basel III post-crisis reform standards, could adversely affect our ability to pay dividends, restrict certain business activities, including share repurchases, or compel us to raise capital, each of which may adversely affect our results of operations or financial condition. Refer to the "Regulatory Considerations" section in Item 1. Business of this Annual Report on Form 10-K for additional information regarding the capital requirements under the Dodd-Frank Act and Basel III.

We are required to submit an annual capital plan to the Federal Reserve and to be subject to supervisory stress testing under the Federal Reserve's CCAR process on a biennial basis as a Category IV banking organization, subject to the applicable transition periods. Under the CCAR process, the Federal Reserve will evaluate our planned capital distributions (e.g., dividends) included in our capital plan over the planning horizon (i.e., nine consecutive quarters, beginning with the quarter preceding the quarter in which the capital plan is submitted over which the relevant projections extend) to determine whether we will be able to meet our ongoing capital needs under a range of different economic scenarios. Failure to obtain a non-objection on our capital plan submitted to the Federal Reserve, or to demonstrate capital adequacy under the CCAR process, could result in restrictions in our ability to declare and pay dividends, repurchase shares, or make other capital distributions. Refer to the "Regulatory Considerations" section of Item 1. Business of this Annual Report on Form 10-K for additional information regarding the annual capital plan submission to the Federal Reserve and supervisory stress testing under the CCAR process.

Increases to our level of indebtedness could adversely affect our ability to raise additional capital and to meet our obligations.

Our existing debt, together with any future incurrence of additional indebtedness and preferred stock, could have consequences that are materially adverse to our business, financial condition or results of operations. For example, it could: (i) limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (ii) restrict us from making strategic acquisitions or cause us to make non-strategic divestitures; (iii) restrict us from paying dividends to our stockholders; (iv) increase our vulnerability to general economic and industry conditions; or (v) require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness and dividends on the preferred stock, thereby reducing our ability to use cash flows to fund our operations, capital expenditures and future business opportunities. Refer to the "Borrowings" sections of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for additional information regarding our borrowings.

Compliance Risks

We operate in a highly regulated industry, and the laws and regulations that govern our operations, taxes, corporate governance, executive compensation and financial accounting and reporting, including changes in them or our failure to comply with them, may adversely affect us.

We operate in a highly regulated industry and are subject to many laws, rules, and regulations at both the federal and state levels. These broad-based laws, rules, and regulations include, but are not limited to, expectations relating to anti-money laundering, lending limits, client privacy, fair lending, prohibitions against unfair, deceptive or abusive acts or practices, regulatory reporting, and community reinvestment,

In addition, we must comply with other regulations that protect the deposit insurance fund and the stability of the United States financial system, including laws and regulations that, among other matters, prescribe minimum capital requirements, impose limitations on our business activities and investments, limit the dividends or distributions that we can pay, restrict the ability of our bank subsidiaries to guarantee our debt and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP. Compliance with laws and regulations can be difficult and costly, and changes in laws and regulations often result in additional compliance costs.

We are subject to extensive federal and applicable state regulation and supervision, primarily through FCB and certain nonbank subsidiaries. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds, and the banking system as a whole, not stockholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations issued by the SEC and The Nasdaq, as well as numerous other more recently enacted statutes and regulations, including the Dodd-Frank Act, EGRRCPA, and regulations promulgated thereunder, have increased the scope, complexity and cost of corporate governance and reporting and disclosure practices, including the costs of completing our external audit and maintaining our internal controls. Such additional regulation and supervision may limit our ability to pursue business opportunities and result in a material adverse impact on our financial condition and results of operations.

Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer, or increase the ability of nonbanks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, or policies could result in sanctions by regulatory agencies (including potential limitations on our future acquisitions or operations, or requirements to forfeit assets), civil money penalties, or reputation damage.

Information security and data privacy are areas of heightened legislative and regulatory focus.

As information security and data privacy risks for banking organizations and the broader financial system have significantly increased in recent years, data privacy and security issues have become the subject of increasing legislative and regulatory focus. The federal bank regulatory agencies have proposed regulations that would enhance cyber risk management standards, which would apply to a wide range of LFIs and their third-party service providers, including us and FCB, and would focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience, and situational awareness. Several states have also proposed or adopted information security legislation and regulations, which require, among other things, notification to affected individuals when there has been a security breach of their personal data.

We receive, maintain, and store non-public personal information of our customers and counterparties, including, but not limited to, personally identifiable information and personal financial information. The collection, sharing, use, disclosure, and protection of these types of information are governed by federal and state law. Both personally identifiable information and personal financial information are increasingly subject to legislation and regulation, the intent of which is to increase transparency related to how personal information is processed, choices individuals have to control how their information is used and to protect the privacy of such information. For example, in June of 2018, the Governor of California signed into law the CCPA. The CCPA, which became effective on January 1, 2020, and was amended in November 2020 by the CPRA, applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CPRA, which became effective on January 1, 2023, amends the scope and several of the substantive requirements of the CCPA, as well as certain mechanisms for administration and enforcement of the statute. Numerous other states have also enacted or are in the process of enacting state-level privacy, data protection and/or data security laws and regulations.

We may become subject to new legislation or regulation concerning information security and/or data privacy. If security, data privacy, data protection, data transfer, or data retention laws are implemented, interpreted, or applied in a manner inconsistent with our current practices, failure to adapt to changing requirements may subject us to fines, litigation, or regulatory enforcement actions. However, required changes to our business practices, policies, or systems may also adversely impact our operating results.

We face heightened compliance risks related to certain specialty commercial business lines.

Our rail business line is subject to various laws, rules and regulations administered by authorities in various jurisdictions. In the United States, our equipment leasing operations, including for railcars, ships, and other equipment, are subject to rules and regulations relating to safety, operations, maintenance and mechanical standards promulgated by various federal and state agencies and industry organizations, including the United States Department of Transportation, the Federal Railroad Administration, the Association of American Railroads, the Maritime Administration, the United States Coast Guard, and the United States Environmental Protection Agency. We are also subject to regulation by governmental agencies in foreign countries in which we do business. Our business operations and our equipment financing and leasing portfolios may be adversely impacted by rules and regulations promulgated by governmental and industry agencies, which could require substantial modification, maintenance, or refurbishment of our railcars, ships or other equipment, or could potentially make such equipment inoperable or obsolete. Failure to comply with these laws, rules and regulations could result in sanctions by regulatory agencies (including potential limitations on our future acquisitions or operations, or requirements to forfeit assets), civil money penalties, or reputation damage. Additionally, we may incur significant expenses in our efforts to comply with these laws, rules and regulations.

We are a Category IV banking organization and therefore subject to certain enhanced prudential standards and enhanced supervision by the Federal Reserve under the Dodd-Frank Act, as amended by the EGRRCPA, and implemented by the federal banking agencies' Tailoring Rules, subject to the applicable transition periods.

After reporting total consolidated assets of $100 billion or more, based on a four-quarter trailing average, we became subject to enhanced prudential standards under Section 165 of the Dodd-Frank Act, as amended by the EGRRCPA, and implemented by the federal banking agencies' Tailoring Rules, subject to the applicable transition periods. If we fail to develop and maintain at a reasonable cost the systems and processes necessary to comply with the standards and requirements imposed by these rules, it could have a material adverse effect on our business, financial condition or results of operations. Additionally, as we grow, and our assets exceed certain thresholds, regulatory requirements that we are subject to, as well as our compliance expenses, will increase. For example, after reporting $50 billion or more in weighted short-term wholesale funding, we will be subject to modified LCR and NSFR requirements, and we will be subject to full LCR and NSFR requirements after reporting $75 billion or more in weighted short-term wholesale funding in addition to other enhanced prudential standards as a Category III banking organization. Refer to the "Regulatory Considerations" section of Item 1. Business of this Annual Report on Form 10-K for additional information regarding the enhanced prudential standards that we are subject to as a Category IV banking organization, and how our regulatory requirements will change based on our total assets and other risk-based factors under the Tailoring Rules.

The CFPB has reshaped the consumer financial laws through rulemaking and enforcement of the prohibitions against unfair, deceptive and abusive business practices. Compliance with any such change may impact the business operations of depository institutions offering consumer financial products or services, including FCB.

We are subject to supervision and examination by the CFPB for compliance with the CFPB's regulations and policies. The CFPB has broad rulemaking authority to administer and carry out the provisions of the Dodd-Frank Act with respect to financial institutions that offer covered financial products and services to consumers. The CFPB is responsible for adopting rules identifying practices or acts that are unfair, deceptive or abusive in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The CFPB has initiated enforcement actions against a variety of bank and non-bank market participants with respect to a number of consumer financial products and services that has resulted in those participants expending significant time, money and resources to adjust to the initiatives being pursued by the CFPB. The CFPB has pursued a more aggressive enforcement policy in respect of a range of regulatory compliance matters under the Biden Administration. CFPB enforcement actions may serve as precedent for how the CFPB interprets and enforces consumer protection laws, including practices or acts that are deemed to be unfair, deceptive or abusive, with respect to all supervised institutions, including us. which may result in the imposition of higher standards of compliance with such laws. The limitations and restrictions that may be placed upon us by the CFPB with respect to our consumer product offerings and services may produce significant, material effects on our profitability.

We may be adversely affected by changes in United States and foreign tax laws and other tax laws and regulations.

Corporate tax rates affect our profitability and capital levels. We are subject to the income tax laws of the United States, its states and their municipalities and to those of the foreign jurisdictions in which we do business. These tax laws are complex and may be subject to different interpretations. We must make judgments and interpretations about the application of these tax laws when determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. Changes to the tax laws, administrative rulings or court decisions could increase our provision for income taxes and reduce our net income. The United States corporate tax code may be reformed by the United States Congress and additional guidance may be issued by the United States Department of the Treasury. In August 2022, Congress enacted the Inflation Reduction Act of 2022 (the "Inflation Reduction Act"), which instituted, among other things, a 1% excise tax on certain corporate stock repurchases which took effect on January 1, 2023. As a result, effective for tax years beginning after December 31, 2022, BancShares may be subject to a Corporate Alternative Minimum Tax ("CAMT"). BancShares will treat any CAMT that may be applicable to tax years beginning after December 31, 2022 as a period cost. Further changes in tax laws and regulations, and income tax rates in particular, could have an adverse impact on our financial condition and results of operations. These changes could also affect our regulatory capital ratios as calculated in accordance with the Basel III Rules.

We are subject to ESG risks such as climate risk, hiring practices, diversity, racial and social justice issues, including in relation to our counterparties, which may adversely affect our reputation and ability to retain employees and customers.

We are subject to a variety of risks arising from environmental, social and governance ("ESG") matters. ESG matters include, but are not limited to, climate risk, hiring practices, the diversity of our work force, and racial and social justice issues involving our personnel, customers and third parties with whom we otherwise do business. Investors have begun to consider the steps taken and resources allocated by financial institutions and other commercial organizations to address ESG matters when making investment and operational decisions. If our ESG practices do not meet (or are viewed as not meeting) investor or other industry stakeholder expectations and standards, which continue to evolve, our reputation and employee and customer retention may be negatively impacted. The Biden Administration, through Executive Orders and leadership appointments at the federal agencies, has communicated and sought to implement an agenda focused on oversight and legislative initiatives in a variety of areas material to our business, including addressing climate-related risks, promoting diversity and equality within the banking industry and addressing other ESG matters relevant to us.

We could also incur additional costs and require additional resources to monitor, report and comply with various ESG practices. For example, in 2022, the SEC proposed new climate disclosure rules, which if adopted, would require new climate-related disclosure in SEC filings, including certain climate-related metrics and greenhouse gas emissions data, information about climate-related targets and goals, transition plans, if any, and extensive attestation requirements. Further, we may be exposed to negative publicity based on the identity and activities of those to whom we lend and with which we otherwise do business and the public's view of the approach and performance of our customers and business partners with respect to ESG matters.

Asset Risks

We may not be able to realize our entire investment in the equipment that we lease to our customers.

Our loans and leases include a significant portion of leased equipment, including, but not limited to, railcars and locomotives, technology and office equipment and medical equipment. The realization of equipment values (residual values) during the life and at the end of the term of a lease is an important element in the profitability of our leasing business. At the inception of each lease, we record a residual value for the leased equipment based on our estimate of the future value of the equipment at the end of the lease term or end of the equipment's estimated useful life. If the market value of leased equipment decreases at a rate greater than we projected, whether due to rapid technological or economic obsolescence, unusual wear and tear on the equipment, excessive use of the equipment, recession or other adverse economic conditions impacting supply and demand, it could adversely affect the current values or the residual values of such equipment.

Financial Reporting Risks

Accounting standards may change and increase our operating costs or otherwise adversely affect our results.

The Financial Accounting Standards Board ("FASB") and the SEC periodically modify the standards governing the preparation of our financial statements. The nature of these changes is not predictable and has impacted and could further impact how we record transactions in our financial statements, which has led to and could lead to material changes in assets, liabilities, stockholders' equity, revenues, expenses and net income. Implementation of new accounting rules or standards could additionally require us to implement technology changes which could impact ongoing earnings.

Our accounting policies and processes are critical to the reporting of our financial condition and results of operations. They require management to make estimates about matters that are uncertain, and such estimates may be materially different from actual results.

Accounting policies and processes are fundamental to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and processes so they comply with GAAP. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in us reporting materially different results than would have been reported under a different alternative.

Management has identified certain accounting policies as being critical because they require management to make difficult, subjective or complex conclusions about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. Because of the uncertainty surrounding management's judgments and the estimates pertaining to these matters, we may be required to adjust accounting policies or restate prior period financial statements. Refer to "Critical Accounting Estimates" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K.

Our business is highly quantitative and requires widespread use of financial models for day-to-day operations; these models may produce inaccurate predictions that significantly vary from actual results, and we may rely on these inaccurate predictions in making decisions that ultimately adversely affect our business.

We rely on quantitative models to measure risks and to estimate certain financial values. Such models may be used in many processes including, but not limited to, the pricing of various products and services, classifications of loans, setting interest rates on loans and deposits, quantifying interest rate and other market risks, forecasting losses, measuring capital adequacy and calculating economic and regulatory capital levels. Models may also be used to estimate the value of financial instruments and balance sheet items. Inaccurate or erroneous models present the risk that business decisions relying on the models will prove inefficient, ineffective or harmful to us. Additionally, information we provide to our investors and regulators may be negatively impacted by inaccurately designed or implemented models. For further information on risk monitoring, refer to the "Risk Management" section included in Item 7A. Quantitative and Qualitative Disclosure about Market Risk of this Annual Report on Form 10-K.

We may fail to maintain an effective system of internal control over financial reporting, which could hinder our ability to prevent fraud and provide reliable financial reports to key stakeholders.

We must have effective internal controls over financial reporting in order to provide reliable financial reports, to effectively prevent fraud and to operate successfully as a public company. If we are unable to provide reliable financial reports or prevent fraud, our reputation and operating results will be harmed and we may violate regulatory requirements or otherwise become subject to legal liability. We may discover material weaknesses or significant deficiencies requiring remediation, which would require additional expense and diversion of management attention, among other consequences. A "material weakness" is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

Any failure to maintain effective internal controls or to implement any necessary improvement of our internal controls in a timely manner could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, each of which could have a material adverse effect on our results of operations and financial condition and the market value of our common stock.

Item 2. Properties

We are headquartered in a nine-story building with approximately 163,000 square feet that is located in Raleigh, North Carolina, which is owned by FCB. In addition, FCB owns and occupies two separate facilities in Raleigh as well as a facility in Columbia, South Carolina, which serve as data and operations centers. The addition of CIT primarily increased leased space, as CIT occupied office space and a branch network, the vast majority of which was leased. As of December 31, 2022, FCB operated 582 branches and offices throughout the Southeast, Mid-Atlantic, Midwest and Western United States. FCB owns many of our branch buildings and leases other facilities from third parties. We believe that these properties are in good condition and well maintained, and are suitable and adequate for our business needs.

Additional information relating to leased office space is set forth in Note 6 — Leases, of BancShares' Notes to Consolidated Financial Statements. Additional information relating to premises and equipment is set forth in Note 7 — Premises and Equipment, of BancShares' Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

The Parent Company's and various subsidiaries are named as defendants in various legal actions arising from our normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in the opinion of management, no legal actions exist that would be material to BancShares' consolidated financial statements. Additional information related to legal proceedings is set forth in Note 24 — Commitments and Contingencies, of BancShares' Notes to Consolidated Financial Statements.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Parent Company has two classes of common stock—Class A common stock and Class B common stock. Shares of Class A common stock have one vote per share, while shares of Class B common stock have 16 votes per share. The Class A common stock is listed on the Nasdaq Global Select Market under the symbol FCNCA. The Class B common stock is traded on the over-the-counter market and quoted on the OTC Pink Market under the symbol FCNCB. As of February 17, 2023, there were aggregates of 1,052 and 142 holders of record and individual participants in securities position listings with respect to the Class A common stock and Class B common stock, respectively. The market volume for Class B common stock is extremely limited. On many days there is no trading and, to the extent there is trading, it is generally low volume. Over-the-counter market quotations for BancShares Class B common stock represent inter-dealer prices without retail markup, markdown or commissions, and may not represent actual transaction prices.

The average monthly trading volume for the Class A common stock was 2,235,497 shares during the fourth quarter of 2022 and 2,567,371 shares for the year ended December 31, 2022. The Class B common stock monthly trading volume averaged 617 shares during the fourth quarter of 2022 and 1,381 shares for the year ended December 31, 2022.

The table below summarizes our stock repurchase activity during the fourth quarter of 2022.

ISSUER PURCHASES OF EQUITY SECURITIES

Class A Common Stock	Total Number of Class A Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet be Repurchased Under Plan
Repurchases from October 1 - 31, 2022	472,586	$ 842.61	472,586	—
Repurchases from November 1 - 30, 2022	—	$ —	—	—
Repurchases from December 1 - 31, 2022	—	$ —	—	—
Total	472,586	$ 842.61	472,586	—

On July 26, 2022, the Board authorized a share repurchase program for up to 1,500,000 shares of Class A common stock for the period commencing August 1, 2022 through July 28, 2023. Under the authorized share repurchase program, shares of Class A common stock were authorized to be repurchased from time to time on the open market or in privately negotiated transactions, including through a Rule 10b5-1 plan. All 1,500,000 shares of Class A common stock under the program were repurchased during 2022, thereby completing the share repurchase program.

The graph and table below compare the cumulative total shareholder return ("CTSR") of our Class A common stock to selected industry and broad-market indices. The broad-market index comparison is to the Nasdaq US Benchmark Total Return Index and the industry index comparison is to the KBW Nasdaq Bank Total Return Index, which is composed of the largest banking companies and includes all money center banks and regional banks. Each trend line assumes $100 was invested on December 31, 2017, and dividends were reinvested for additional shares.

The performance graph represents past performance and should not be considered to be an indication of future performance.



	2017	2018	2019	2020	2021	2022
FCNCA	$ 100	$ 94	$ 133	$ 144	$ 208	$ 190
Nasdaq US Benchmark TR	100	95	124	150	189	152
KBW Nasdaq Bank Total Return Index	100	82	112	100	139	109

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis ("MD&A") of earnings and related financial data is presented to assist in understanding BancShares' financial condition and results of operations. Unless otherwise noted, the terms "we," "us," "our," and "BancShares" in this MD&A refer to our consolidated financial condition and results of operations.

This MD&A is expected to provide our investors with a view of our financial condition and results of operations from our management's perspective. This MD&A should be read in conjunction with the audited consolidated financial statements and Notes to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. Throughout this MD&A, references to a specific "Note" refer to Notes to the Consolidated Financial Statements.

Intercompany accounts and transactions have been eliminated. Although certain amounts for prior years have been reclassified to conform to statement presentations for 2022, the reclassifications had no effect on stockholders' equity or net income as previously reported. Refer to further detail in Note 1 — Significant Accounting Policies and Basis of Presentation.

Management uses certain non-GAAP financial measures in its analysis of the financial condition and results of operations of BancShares. See the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation of these financial measures to the most directly comparable financial measures in accordance with GAAP.

On January 3, 2022, we completed the CIT Merger, our largest acquisition to date. CIT had consolidated total assets of approximately $53.24 billion as of December 31, 2021. The CIT Merger is described further below in the "Significant Events in 2022" section of this MD&A and in Note 2 — Business Combinations.

BancShares' financial data for periods prior to the CIT Merger does not include CIT, and therefore may not be directly comparable to data as of or for the year ended December 31, 2022. The CIT Merger is a primary reason for many of the increases in 2022 compared to 2021 as discussed below in the "Results of Operations" and "Balance Sheet" sections of this MD&A.

Year-over-year comparisons of the financial results for 2021 and 2020 are contained in Item 7. of BancShares' Annual Report on Form 10-K as of and for the year ending December 31, 2021 filed with the SEC on February 25, 2022 and available through FCB's investor relations website www.ir.firstcitizens.com or the SEC's EDGAR database.

EXECUTIVE OVERVIEW

Key Strategic Objectives

Our overall business strategy is to acquire, expand, and retain client relationships. From a financial standpoint, long-term sustainability is our primary objective. Our major areas of focus are:
- *Delivering value to our customers* - We strive to be customer-centric by providing solutions to serve our customers' financial objectives and needs.
- *Growth* - Our growth strategy focuses on organic growth, supplemented by strategic acquisitions. We strive to optimize allocation of capital and investments to focus on financial products and services with higher returns and opportunities. Our goal is to continue to add lower cost core deposits to help fund our growth.
- *Our people and associates* - We seek to attract, retain and develop associates who align with our long-term direction and culture, while scaling for continued growth.
- *Operational efficiency* - We aim to expand revenue, reduce costs of delivery, and maximize merger synergies, while effectively executing on our operating model.
- *Prudent and strong risk management* - Our goal is to manage risk within our defined risk appetite.

Significant Events in 2022

CIT Merger

The CIT Merger closed on January 3, 2022 as further discussed in Note 2 — Business Combinations. Significant items related to the CIT Merger are as follows:

- The fair value of total assets acquired was $53.78 billion, which mainly consisted of approximately $32.71 billion of loans, approximately $7.84 billion of operating lease equipment and approximately $6.56 billion of investment securities. Loans consisted of commercial and industrial loans, commercial real estate loans and finance leases, which are included in our Commercial Banking segment, and consumer loans (primarily residential mortgages), which are in our General Banking segment. Acquired rail assets were mostly operating lease equipment and reported in the Rail segment.
- The fair value of deposits acquired was approximately $39.43 billion, which included deposits derived from the Digital Bank, Homeowners' Association ("HOA") deposits related to Community Association Banking ("CAB"), and commercial deposits. The transaction also included approximately 80 bank branches, about 60 of which were in Southern California, and the remaining primarily in the Southwest, Midwest and Southeast.
- FCB assumed certain issued and outstanding series of CIT debt securities with a fair value of approximately $4.54 billion in connection with the CIT Merger. On February 24, 2022, BancShares redeemed approximately $2.90 billion of senior unsecured notes that were assumed in the CIT Merger.
- BancShares recorded a gain on acquisition of $431 million, representing the excess of the net assets acquired over the purchase price, core deposit intangibles of $143 million, and an intangible liability of $52 million for net below market lessor lease contract rental rates related to the rail portfolio.

Share Repurchase Program

On July 26, 2022, our Board authorized a share repurchase program for up to 1,500,000 shares of BancShares' Class A common stock for the period commencing August 1, 2022 through July 28, 2023. All shares under the program were repurchased during 2022, thereby completing the share repurchase program. See Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities of this Annual Report on Form 10-K for further details on these purchases.

Segment Updates

As of December 31, 2021, BancShares managed its business and reported its financial results as a single segment. BancShares began reporting multiple segments during the first quarter of 2022 and now reports General Banking, Commercial Banking, Rail, and Corporate segments, as further discussed in Note 1 — Significant Accounting Policies and Basis of Presentation. Information about our segments is included in Note 23 — Business Segment Information and in the section entitled "Results by Business Segments" later in this MD&A.

Financial Performance Summary

Table 1
Selected Financial Data

dollars in millions, except share data

	Year ended December 31		
	2022	**2021**	**2020**
SUMMARY OF OPERATIONS			
Interest income	$ 3,413	$ 1,451	$ 1,484
Interest expense	467	61	96
Net interest income	2,946	1,390	1,388
Provision (benefit) for credit losses	645	(37)	58
Net interest income after provision for credit losses	2,301	1,427	1,330
Noninterest income	2,136	508	477
Noninterest expense	3,075	1,234	1,189
Income before income taxes	1,362	701	618
Income tax expense	264	154	126
Net income	1,098	547	492
Preferred stock dividends	50	18	14
Net income available to common stockholders	$ 1,048	$ 529	$ 478
PER COMMON SHARE DATA			
Average diluted common shares	15,549,944	9,816,405	10,056,654
Net income available to common stockholders (diluted)	$ 67.40	$ 53.88	$ 47.50
KEY PERFORMANCE METRICS			
Return on average assets (ROA)	1.01 %	1.00 %	1.07 %
Net interest margin (NIM) [1]	3.14 %	2.66 %	3.17 %
SELECTED PERIOD AVERAGE BALANCES			
Total investments	$ 19,166	$ 10,611	$ 9,055
Total loans and leases [1]	67,787	32,860	31,605
Total operating lease equipment (net)	7,982	—	—
Total assets	108,933	54,983	46,021
Total deposits	89,915	48,259	39,747
Total stockholders' equity	10,276	4,461	3,954
SELECTED PERIOD-END BALANCES			
Total investments	$ 19,369	$ 13,110	$ 9,923
Total loans and leases	70,781	32,372	32,792
Total operating lease equipment (net)	8,156	—	—
Total assets	109,298	58,309	49,958
Total deposits	89,408	51,406	43,432
Total stockholders' equity	9,662	4,738	4,229
Loan to deposit ratio	79.17 %	62.97 %	75.50 %
Noninterest-bearing deposits to total deposits	27.87 %	41.64 %	41.48 %
CAPITAL RATIOS			
Common equity tier 1 ratio	10.08 %	11.50 %	10.61 %
Tier 1 risk-based capital ratio	11.06 %	12.47 %	11.63 %
Total risk-based capital ratio	13.18 %	14.35 %	13.81 %
Tier 1 leverage capital ratio	8.99 %	7.59 %	7.86 %
ASSET QUALITY			
Ratio of nonaccrual loans to total loans	0.89 %	0.37 %	0.58 %
Allowance for credit losses to loans ratio	1.30 %	0.55 %	0.68 %
Net charge off ratio	0.12 %	0.03 %	0.07 %

[1] *Calculation is further discussed in Table 3 in the Results of Operations section of this MD&A.*

Year to Date Income Statement Highlights

- *Net income* for the year ended December 31, 2022 was $1.10 billion, an increase of $551 million, or 101% compared to 2021. Net income available to common stockholders for the year ended December 31, 2022 was $1.05 billion, an increase of $519 million, or 98% compared to 2021. Net income per diluted common share for the year ended December 31, 2022 was $67.40, an increase of 25% compared to 2021. The increases were primarily due to the CIT Merger.
- *Return on average assets* for the year ended December 31, 2022 was 1.01%, compared to 1.00% for 2021.
- *Net interest income* ("NII") for the year ended December 31, 2022 was $2.95 billion, an increase of $1.56 billion, or 112% compared to 2021. This increase was primarily due to the CIT Merger, loan growth and higher yields on interest-earning assets, partially offset by higher rates paid on interest-bearing deposits and a decline in interest income on SBA-PPP loans.
- *Net interest margin* ("NIM") for the year ended December 31, 2022 was 3.14%, an increase of 48 bps compared to 2.66% in 2021. The increase in NIM was primarily due to the increase in yield on interest-earning assets, partially offset by an increase in the cost of interest-bearing liabilities.
- *Provision for credit losses* for the year ended December 31, 2022 was $645 million, compared to a benefit of $37 million in 2021. The provision for credit losses in 2022 included a provision of $513 million for non-purchased credit deteriorated ("Non-PCD") loans, leases and unfunded commitments acquired in the CIT Merger (the "Day 2 provision for credit losses"). The 2022 provision for credit losses reflects the CIT Merger, loan growth, and deterioration in the economic outlook, partially offset by a change in portfolio mix. The net charge-off ratio for the year ended December 31, 2022 was 0.12%, compared to 0.03% for 2021.
- *Noninterest income* for the year ended December 31, 2022 was $2.14 billion, an increase of $1.63 billion compared to $508 million for 2021. The year ended December 31, 2022 includes a gain on acquisition of $431 million. The remaining increase was primarily due to the added activity from the CIT Merger, including rental income on operating lease equipment of $864 million.
- *Noninterest expense* for the year ended December 31, 2022 was $3.08 billion, an increase of $1.84 billion compared to $1.23 billion for 2021. The increase was primarily associated with the CIT Merger, including higher salaries and benefits of $637 million primarily due to the increase in employees, $534 million of depreciation and maintenance costs associated with operating lease equipment and an increase in merger-related expenses of $202 million.
- Select significant items for the year ended December 31, 2022 follow:
  - Day 2 provision for credit losses of $513 million;
  - Gain on acquisition of $431 million in noninterest income, representing the excess of the fair value of net assets acquired over the purchase price;
  - Merger-related expenses of $231 million in noninterest expense;
  - A reduction of $27 million in other noninterest expense related to the termination of certain post retirement plans assumed in the CIT Merger; and
  - Income tax expense of $55 million related to the strategic decision to exit $1.25 billion of BOLI policies as discussed further below in the "Fourth Quarter Analysis" section of this MD&A.

Balance Sheet Highlights

- *Total loans and leases* at December 31, 2022 were $70.78 billion, an increase of $38.41 billion from December 31, 2021, primarily reflecting the addition of $32.71 billion from the CIT Merger. In addition, during 2022 we continued to see growth in our branch network, as well as growth in our Commercial Banking segment from a number of our industry verticals, such as healthcare and technology, equipment financing, and growth in both commercial and consumer mortgage loans.
- *Total deposits* at December 31, 2022 were $89.41 billion, an increase of $38.00 billion from December 31, 2021, reflecting the addition of $39.43 billion from the CIT Merger. Total deposits declined during the second and third quarters of 2022, reflecting the most rate sensitive customers moving funds in response to increases in the target federal funds rate. This decline in total deposits was primarily concentrated in branches acquired in the CIT Merger and the Commercial Banking segment. Deposits increased during the fourth quarter of 2022, primarily related to the Direct Bank, and the Corporate segment which includes brokered deposits. In the fourth quarter of 2022, increases in savings and time deposit accounts offset declines in noninterest-bearing demand accounts and money market accounts.
- At December 31, 2022, BancShares remained well-capitalized with a total risk-based capital ratio of 13.18%, a Tier 1 risk-based capital ratio of 11.06%, a common equity Tier 1 ratio of 10.08% and a Tier 1 leverage ratio of 8.99%.

Recent Economic and Industry Developments

Throughout 2022, the FOMC significantly raised its target for the federal funds rate in an effort to combat rising inflation. The FOMC raised interest rates at its respective meetings during 2022, as follows:

Table 2
FOMC 2022 Interest Rate Increases

Month	25 basis point increase	50 basis point increase	75 basis point increase
March	X		
May, December		X	
June, July, September, November			X

With the latest increase of 25 basis points at the January 2023 meeting, the FOMC raised their benchmark federal funds rate to a range between 4.50% - 4.75% and signaled possible further increases in 2023. The FOMC's effort to control inflation has increased concerns over the possibility of a recession within the next twelve months. In addition, geopolitical events, including the ongoing conflict between Russia and Ukraine and related events, are likely to create additional upward pressure on inflation and weigh on economic activity. The timing and impact of inflation, continued volatility in the stock market, rising interest rates and possible recession will depend on future developments, which are highly uncertain and difficult to predict.

RESULTS OF OPERATIONS

NET INTEREST INCOME AND NET INTEREST MARGIN

NII is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. NII is affected by changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. The following table presents the average balances, yields on interest-earning assets, rates on interest-bearing liabilities, and year-over-year changes in NII due to changes in: (i) volume (average balances of interest-earning assets and interest-bearing liabilities) and (ii) yields or rates.
- The change in NII due to volume is calculated as the change in average balance multiplied by the yield or rate from the prior year.
- The change in NII due to yield or rate is calculated as the change in yield or rate multiplied by the average balance from the prior year.
- The change in NII due to rate/volume change (i.e. portfolio mix) is calculated as the change in rate multiplied by the change in volume. This component is allocated between the changes in NII due to volume and yield or rate based on the ratio each component bears to the absolute value of their total.
- Tax equivalent net interest income was not materially different from NII, therefore we present NII in our analysis.

Table 3
Average Balances and Rates

dollars in millions

	Year ended December 31								
	2022			**2021**			**Change in NII Due to:**		
	Average Balance	**Income / Expense**	**Yield / Rate**	**Average Balance**	**Income / Expense**	**Yield / Rate**	**Volume**[1]	**Yield / Rate**[1]	**Total Change**
Loans and leases [1][2]	$ 66,634	$ 2,953	4.41 %	$ 32,860	$ 1,295	3.91 %	$ 1,479	$ 179	$ 1,658
Total investment securities	19,166	354	1.85 %	10,611	145	1.37 %	145	64	209
Interest-earning deposits at banks	7,726	106	1.38 %	8,349	11	0.13 %	(1)	96	95
Total interest-earning assets [2]	$ 93,526	$ 3,413	3.63 %	$ 51,820	$ 1,451	2.78 %	$ 1,623	$ 339	$ 1,962
Operating lease equipment, net	$ 7,982			$ —					
Cash and due from banks	512			350					
Allowance for credit losses	(875)			(202)					
All other noninterest-earning assets	7,788			3,015					
Total assets	$ 108,933			$ 54,983					
Interest-bearing deposits:									
Checking with interest	$ 16,323	$ 29	0.15 %	$ 11,258	$ 6	0.05 %	$ 3	$ 20	$ 23
Money market	23,949	125	0.52 %	9,708	10	0.10 %	29	86	115
Savings	14,193	117	0.82 %	3,847	1	0.03 %	12	104	116
Time deposits	9,133	64	0.70 %	2,647	16	0.63 %	46	2	48
Total interest-bearing deposits	63,598	335	0.53 %	27,460	33	0.12 %	90	212	302
Borrowings:									
Securities sold under customer repurchase agreements	590	1	0.19 %	660	1	0.20 %	—	—	—
Short-term FHLB borrowings	824	28	3.30 %	—	—	— %	28	—	28
Short-term borrowings	1,414	29	2.00 %	660	1	0.20 %	28	—	28
Federal Home Loan Bank borrowings	1,414	43	2.96 %	648	8	1.28 %	17	18	35
Senior unsecured borrowings	1,348	25	1.87 %	—	—	— %	25	—	25
Subordinated debt	1,056	33	3.15 %	498	15	3.35 %	19	(1)	18
Other borrowings	64	2	3.22 %	80	4	1.23 %	(3)	1	(2)
Long-term borrowings	3,882	103	2.64 %	1,226	27	2.12 %	58	18	76
Total borrowings	5,296	132	2.47 %	1,886	28	1.45 %	86	18	104
Total interest-bearing liabilities	$ 68,894	$ 467	0.68 %	$ 29,346	$ 61	0.21 %	$ 176	$ 230	$ 406
Noninterest-bearing deposits	$ 26,318			$ 20,798					
Credit balances of factoring clients	1,153			—					
Other noninterest-bearing liabilities	2,292			378					
Stockholders' equity	10,276			4,461					
Total liabilities and stockholders' equity	$ 108,933			$ 54,983					
Interest rate spread [2]			2.95 %			2.57 %			
Net interest income and net yield on interest-earning assets [2]		$ 2,946	3.14 %		$ 1,390	2.66 %			

[1] *Loans and leases include Non-PCD and PCD loans, nonaccrual loans and held for sale. Interest income on loans and leases includes accretion income and loan fees.*
[2] *The balance and rate presented is calculated net of average credit balances of factoring clients.*

dollars in millions	Year ended December 31								
	2021			2020			Change in NII Due to:		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Volume[(1)]	Yield / Rate[(1)]	Total Change
Loans and leases [(1)(2)]	$ 32,860	$ 1,295	3.91 %	$ 31,605	$ 1,333	4.18 %	$ 52	$ (90)	$ (38)
Total investment securities	10,611	145	1.37 %	9,055	144	1.60 %	23	(22)	1
Interest-earning deposits at banks	8,349	11	0.13 %	2,691	7	0.25 %	9	(5)	4
Total interest-earning assets [(2)]	$ 51,820	$ 1,451	2.78 %	$ 43,351	$ 1,484	3.40 %	$ 84	$ (117)	$ (33)
Operating lease equipment, net	$ —			$ —					
Cash and due from banks	350			345					
Allowance for credit losses	(202)			(211)					
All other noninterest-earning assets	3,015			2,536					
Total assets	$ 54,983			$ 46,021					
Interest-bearing deposits:									
Checking with interest	$ 11,258	$ 6	0.05 %	$ 8,923	$ 6	0.07 %	$ 2	$ (2)	$ —
Money market	9,708	10	0.10 %	7,821	23	0.29 %	4	(17)	(13)
Savings	3,847	1	0.03 %	2,937	1	0.04 %	—	—	—
Time deposits	2,647	16	0.63 %	3,344	37	1.11 %	(7)	(14)	(21)
Total interest-bearing deposits	27,460	33	0.12 %	23,025	67	0.29 %	(1)	(33)	(34)
Borrowings:									
Securities sold under customer repurchase agreements	660	1	0.20 %	632	1	0.25 %	—	—	—
Short-term FHLB borrowings	—	—	— %	50	1	2.03 %	(1)	—	(1)
Short-term borrowings	660	1	0.20 %	682	2	0.38 %	(1)	—	(1)
Federal Home Loan Bank borrowings	648	8	1.28 %	642	9	1.34 %	(1)	—	(1)
Senior unsecured borrowings	—	—	— %	—	—	— %	—	—	—
Subordinated debt	498	15	3.35 %	446	16	3.60 %	—	(1)	(1)
Other borrowings	80	4	1.23 %	99	2	1.75 %	3	(1)	2
Long-term borrowings	1,226	27	2.12 %	1,187	27	2.22 %	2	(2)	—
Total borrowings	1,886	28	1.45 %	1,869	29	1.55 %	1	(2)	(1)
Total interest-bearing liabilities	$ 29,346	$ 61	0.21 %	$ 24,894	$ 96	0.38 %	$ —	$ (35)	$ (35)
Noninterest-bearing deposits	$ 20,798			$ 16,721					
Credit balances of factoring clients	—			—					
Other noninterest-bearing liabilities	378			452					
Stockholders' equity	4,461			3,954					
Total liabilities and stockholders' equity	$ 54,983			$ 46,021					
Interest rate spread [(2)]			2.57 %			3.02 %			
Net interest income and net yield on interest-earning assets [(2)]		$ 1,390	2.66 %		$ 1,388	3.17 %			

[(1), (2)] *See footnotes to previous table.*

Year to Date 2022 compared to 2021

- NII for the year ended December 31, 2022 was $2.95 billion, an increase of $1.56 billion, or 112% compared to 2021. This increase was primarily due to the CIT Merger, loan growth and higher yields on interest-earning assets, partially offset by higher rates paid on interest-bearing deposits and a decline in interest income on SBA-PPP loans.
    - Interest income earned on loans and leases for the year ended December 31, 2022 was $2.95 billion, an increase of $1.66 billion compared to 2021. The increase was primarily due to the addition of $32.71 billion of loans and leases acquired in the CIT Merger, loan growth throughout the year as discussed further in the “Balance Sheet” section of this MD&A, and a higher yield, reflective of the higher rate environment.
    - Interest income earned on investment securities for the year ended December 31, 2022 was $354 million, an increase of $209 million compared to 2021. The increase was primarily due to the addition of $6.56 billion of investment securities acquired in the CIT Merger and a higher yield, reflective of the higher rate environment.
    - Interest income earned on interest-earning deposits at banks for the year ended December 31, 2022 was $106 million, an increase of $95 million compared to 2021, primarily reflecting higher interest rates.

- Interest expense on interest-bearing deposits for the year ended December 31, 2022 was $335 million, an increase of $302 million compared to 2021. The increase was primarily due to the additional interest-bearing deposits assumed in the CIT Merger, which carried a higher average rate than legacy FCB deposits, the rising interest rate environment, and the need to offer competitive rates to maintain deposit levels.
  - Interest expense on borrowings for the year ended December 31, 2022 was $132 million, an increase of $104 million compared to 2021. The increase was primarily due to higher interest rates, additional FHLB borrowings, and the assumed borrowings in the CIT Merger. During the first quarter of 2022, we redeemed approximately $2.90 billion of the $4.54 billion debt assumed in the CIT Merger.
- NIM for the year ended December 31, 2022 was 3.14%, an increase of 48 bps from 2021, primarily due to the increase in yield on interest-earning assets, partially offset by an increase in the cost of interest-bearing liabilities.
- Average interest-earning assets for the year ended December 31, 2022 were $93.53 billion, compared to $51.82 billion in 2021. The change was primarily due to the interest-earning assets of $42.34 billion acquired in the CIT Merger and the loan growth during the year.
- Average interest-bearing liabilities for the year ended December 31, 2022 were $68.89 billion. This was an increase from $29.35 billion in 2021, primarily due to the addition of deposits and borrowings from the CIT Merger. In addition, we increased FHLB borrowings during 2022 to supplement funding due to the decrease in deposits during the second and third quarters. With the growth in deposits in the fourth quarter, we were able to rebalance our funding mix of deposits and borrowings and reduced our FHLB borrowings. The rate paid on average interest-bearing liabilities for the year ended December 31, 2022 was 0.68%. This 47 bps increase was primarily due to the impact of the higher rate environment on both deposits and borrowings, and the higher costs of deposits and borrowings assumed in the CIT Merger.

The following table includes average interest earning assets by category.

Table 4
Average Interest-earning Asset Mix

| | % of Total Interest-earning Assets | | |
| | Year ended December 31 | | |
	2022	2021	2020
Loans and leases	71 %	63 %	73 %
Investment securities	21 %	21 %	21 %
Interest-earning deposits at banks	8 %	16 %	6 %
Total interest-earning assets	100 %	100 %	100 %

The following table shows our average funding mix.

Table 5
Average Interest-bearing Liability Mix

| | % of Total Interest-bearing Liabilities | | |
| | Year ended December 31 | | |
	2022	2021	2020
Total interest-bearing deposits	92 %	94 %	92 %
Short-term borrowings	2 %	2 %	3 %
Long-term borrowings	6 %	4 %	5 %
Total interest-bearing liabilities	100 %	100 %	100 %

PROVISION FOR CREDIT LOSSES

The provision for credit losses for the year ended December 31, 2022 was $645 million, which included $551 million for loans and leases and $94 million for unfunded commitments, compared to a benefit of $37 million in 2021. The increase in 2022 was primarily due to the Day 2 provision for credit losses of $513 million, which was composed of a provision for loans and leases of $454 million (the "Day 2 provision for loans and leases") and a provision for unfunded commitments of $59 million (the "Day 2 provision for unfunded commitments"), related to the CIT Merger. Loan growth during 2022 and deterioration in the economic outlook also contributed to the increase as further discussed in the "Credit Risk Management - ACL" section of this MD&A. The ACL is further discussed in the "Critical Accounting Estimates" and "Credit Risk Management - ACL" sections of this MD&A and in Note 5 — Allowance for Credit Losses.

NONINTEREST INCOME

Noninterest Income

Noninterest income is an essential component of our total revenue. The primary sources of noninterest income consist of rental income on operating leases, fee income and other service charges, wealth management services, fees and service charges generated from deposit accounts, cardholder and merchant services, factoring commissions and mortgage lending and servicing.

Table 6
Noninterest Income

dollars in millions	Year ended December 31					
	2022		**2021**		**2020**	
Rental income on operating lease equipment	$	864	$	—	$	—
Other noninterest income:						
Fee income and other service charges		163		42		37
Wealth management services		142		129		103
Service charges on deposit accounts		100		95		88
Factoring commissions		104		—		—
Cardholder services, net		102		87		74
Merchant services, net		35		33		24
Insurance commissions		47		16		15
Realized gain on sale of investment securities available for sale, net		—		33		60
Fair value adjustment on marketable equity securities, net		(3)		34		29
Bank-owned life insurance		32		3		3
Gain on sale of leasing equipment, net		15		—		—
Gain on acquisition		431		—		—
Gain on extinguishment of debt		7		—		—
Other noninterest income		97		36		44
Total other noninterest income		1,272		508		477
Total noninterest income	$	2,136	$	508	$	477

Rental Income on Operating Leases

Rental income from equipment we lease for the year ended December 31, 2022 was $864 million. Rental income is a new revenue source for BancShares in 2022 due to the CIT Merger. Rental income is generated primarily in the Rail segment and, to a lesser extent, in the Commercial Banking segment. Revenue is generally dictated by the size of the portfolio, utilization of the railcars, re-pricing of equipment renewed upon lease maturities and pricing on new leases. Re-pricing refers to the rental rate in the renewed equipment contract compared to the prior contract. Refer to the Rail discussion in the "Results by Business Segment" section of this MD&A for further details.

Other Noninterest Income

Other noninterest income for the year ended December 31, 2022 was $1.27 billion, compared to $508 million in 2021. The $431 million gain on acquisition related to the CIT Merger was a significant component of the increase as further discussed in Note 2 — Business Combinations. The remaining increase was primarily due to the additional activity related to the CIT Merger, both complimentary to existing BancShares services and products, as well as expanding offerings with new items such as factoring services.

The comparison for the year ended December 31, 2022 to the year ended December 31, 2021 reflects increases and decreases among various noninterest income accounts. The more significant variances are explained below.

- Fee income and other service charges, consisting of items such as capital market-related fees, fees for lines and letters of credit, and servicing fees, increased by $121 million, primarily reflecting the added CIT activity.
- Wealth management services increased by $13 million, primarily due to increases in advisory and transactions fees and assets under management.
- Service charges on deposit accounts increased by $5 million. While the volume of transactions was higher compared to 2021, the modest increase in service charges on deposit accounts was reflective of our eliminating NSF fees and lowering overdraft fees on consumer accounts beginning mid-year 2022.
- Factoring commissions totaled $104 million during 2022 on factoring volume of $26.13 billion.
- Cardholder services increased by $15 million and merchant services increased by $2 million, primarily due to increases in the volume of transactions processed.
- Insurance commissions increased by $31 million, reflecting activity related to the CIT Merger.
- Realized gains on sale of investment securities decreased by $33 million.
- The fair market value adjustment on marketable equity securities resulted in a $37 million decline in noninterest income, reflecting lower stock prices on equity securities.
- BOLI income increased by $29 million due to the added policies with the CIT Merger. However, management decided in late 2022 to surrender $1.25 billion of BOLI policies early, and redeploy that cash into higher earning assets. Therefore, BOLI income going forward will be lower than the 2022 level. A portion of the proceeds were collected in December, with the remainder expected to be received throughout 2023. Income tax expense of $55 million was recognized related to the early surrender of the BOLI policies. See Note 21 — Income Taxes and Note 10 — Other Assets.
- Gain on sale of leasing equipment totaled $15 million during 2022, primarily related to equipment sold in the Commercial Banking segment.
- The gain on extinguishment of debt primarily related to the redemption of approximately $2.90 billion of borrowings assumed in the CIT Merger, resulting in a $7 million gain.
- Other noninterest income consisted of items such as gain on sales of other assets including OREO, fixed assets and loans and non-marketable securities. The year ended December 31, 2022 included: $18 million of property tax income, net gain of $15 million related derivatives and foreign currency exchange, $14 million gain on sale of OREO property, $6 million gain on sale of a corporate aircraft acquired in the CIT Merger, and $5 million settlement gain related to returned leasing equipment.

NONINTEREST EXPENSE

Table 7
Noninterest Expense

dollars in millions	Year ended December 31		
	2022	**2021**	**2020**
Depreciation on operating lease equipment	$ 345	$ —	$ —
Maintenance and other operating lease expenses	189	—	—
Operating expenses:			
Salaries and benefits	1,396	759	722
Net occupancy expense	194	117	117
Equipment expense	216	119	116
Professional fees	57	20	17
Third-party processing fees	103	60	45
FDIC insurance expense	31	14	13
Marketing expense	53	10	10
Merger-related expenses	231	29	17
Intangible asset amortization	23	12	15
Other noninterest expense	237	94	117
Total operating expenses	2,541	1,234	1,189
Total noninterest expense	$ 3,075	$ 1,234	$ 1,189

Depreciation on Operating Lease Equipment

Depreciation expense on operating lease equipment is primarily related to rail equipment and small and large ticket equipment we own and lease to others. Periodically, depreciation expense could include adjustments to residual values. Operating lease activity is in the Rail and Commercial Banking segments. The useful lives of rail equipment is generally longer in duration, 40-50 years, whereas small and large ticket equipment is generally 3-10 years. Refer to the Rail discussion in the section entitled "Results by Business Segments" of this MD&A for further details.

Maintenance and Other Operating Lease Expenses

Our Rail segment provides railcars primarily pursuant to full-service lease contracts under which Rail as lessor is responsible for railcar maintenance and repair. Maintenance and other operating lease expenses is recorded when incurred and totaled $189 million for the year ended December 31, 2022. Maintenance and other operating lease expenses relate to equipment ownership and leasing costs associated with the Rail portfolio and tend to be variable. Maintenance and other operating lease expenses includes repair costs for railcars put back on lease and storage costs for cars coming off lease. Refer to the Rail discussion in the section entitled "Results by Business Segments" of this MD&A for further details.

Operating Expenses

The primary components of operating expenses are salaries and related employee benefits, occupancy, and equipment expense. Operating expenses for the year ended December 31, 2022 were $2.54 billion, an increase of $1.31 billion compared to $1.23 billion in 2021. The increase was primarily related to the CIT Merger due to factors such as higher employee headcount, higher merger-related expenses, more branches and office space, and additional technology systems as further described below.

- Salaries and benefits increased by $637 million, primarily reflecting higher salary expense due to the CIT Merger, as well as new hires, promotions and other salary adjustments, higher costs for temporary workers, and higher revenue-based incentive compensation, partially offset by lower employee benefit costs. The staff additions were the result of building out teams to support our move to large bank compliance, as well as to backfill vacancies.
- Net occupancy expense increased $77 million, reflecting added branches and office space from the CIT Merger. Net occupancy expense includes rent expense on leased office space and depreciation on buildings we own.
- Equipment expense increased $97 million, primarily reflecting the additional costs for the IT systems from the CIT Merger.
- Professional fees increased $37 million, primarily reflecting higher levels of accounting, consulting and legal costs associated with being a larger company.
- Third-party processing fees increased $43 million, primarily as a result of the CIT Merger and our continued investments in digital and technology to support revenue-generating businesses and improve internal processes.
- FDIC insurance expense increased $17 million, reflecting the additional deposits acquired in the CIT Merger.
- Marketing expense increased by $43 million, which includes marketing efforts related to the Direct Bank.
- Merger-related expenses increased by $202 million, and includes severance, retention, consulting and legal costs.
- Intangible amortization increased $11 million, as a result of additional amortization on core deposit intangibles related to the CIT Merger. See Note 2 — Business Combinations for additional information.
- Other noninterest expense for the year ended December 31, 2022 was $237 million, an increase of $143 million. The increase was primarily related to the impacts of the CIT Merger. Other expenses included costs related to insurance and other taxes (e.g. property tax), telecommunications, travel, consulting, foreclosure, collections, and appraisals. Some of the larger expense categories for the year ended December 31, 2022 included: insurance and taxes of $40 million, telecommunication expenses of $23 million, property tax expenses of $20 million and travel expenses of $17 million.

INCOME TAXES

Table 8
Income Tax Data

dollars in millions

	Year ended December 31					
	2022		**2021**		**2020**	
Income before income taxes	$	1,362	$	701	$	618
Income taxes		264		154		126
Effective tax rate		19.4 %		22.0 %		20.4 %

BancShares' global effective tax rate ("ETR") was 19.4%, 22.0% and 20.4% for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease in the income tax rate for the year ended December 31, 2022 from the year ended December 31, 2021 was primarily due to the non-taxable nature of the bargain purchase gain from the CIT Merger, partially offset by the surrender of certain BOLI policies. In the fourth quarter, BancShares made a strategic decision to exit $1.25 billion of BOLI policies. The surrender of the policies resulted in a total tax charge of $55 million.

The ETR is impacted by a number of factors, including the relative mix of domestic and international earnings, effects of changes in enacted tax laws, adjustments to valuation allowances, and discrete items. The ETR in future periods may vary from the actual 2022 ETR due to changes in these factors.

BancShares monitors and evaluates the potential impact of current events on the estimates used to establish income tax expense and income tax liabilities. On a periodic basis, we evaluate our income tax positions based on current tax law, positions taken by various tax auditors within the jurisdictions where BancShares is required to file income tax returns, as well as potential or pending audits or assessments by tax auditors.

BancShares has determined that the Inflation Reduction Act signed into law on August 16, 2022 effective for tax years beginning after December 31, 2022 is not expected to have a material impact on BancShares' Consolidated Balance Sheets, Statements of Income, and Statements of Changes of Cash Flows.

See Note 21 — Income Taxes for additional information.

RESULTS BY BUSINESS SEGMENT

Prior to the CIT Merger, BancShares operated with centralized management and combined reporting and, therefore, BancShares operated as one consolidated reportable segment. BancShares began reporting multiple segments during the first quarter of 2022 and now reports General Banking, Commercial Banking, Rail, and Corporate segments. We conformed the comparative prior periods presented to reflect the new segments. The substantial majority of BancShares' operations for historical periods prior to completion of the CIT Merger are included in the General Banking segment. The Commercial Banking and Rail segments primarily relate to operations acquired in the CIT Merger.

For detailed descriptions of each of the segment's products and services, refer to Item 1. Business of this Annual Report on Form 10-K and Note 23 — Business Segments. Results in our segments reflect our funds transfer policy and allocation of expenses. Items not allocated to any of the three operating segments and, when applicable, certain select items, are reflected in the Corporate segment.

General Banking

The General Banking segment delivers products and services to consumers and businesses through our extensive network of branches and various digital channels. We offer a full suite of deposit products, loans, cash management, wealth, payments and various other fee-based services.

Table 9
General Banking: Financial Data and Metrics

dollars in millions		Year ended December 31				
Earnings Summary		**2022**		**2021**		**2020**
Net interest income	$	1,942	$	1,447	$	1,391
Provision (benefit) for credit losses		11		(37)		58
Net interest income after provision (benefit) for credit losses		1,931		1,484		1,333
Noninterest income		472		433		379
Noninterest expense		1,570		1,179		1,146
Income before income taxes		833		738		566
Income tax expense		204		162		116
Net income	$	629	$	576	$	450
Select Period End Balances						
Loans and leases	$	42,930	$	31,820	$	32,235
Deposits		84,361		51,344		43,391

Results for 2022 include additional activity from the CIT Merger.

The increase in net income for the year ended December 31, 2022 was due to higher NII and noninterest income, partially offset by higher provision for credit losses and noninterest expense. NII increased due to the added earning assets from the CIT Merger, as well as solid loan growth during the year. The increase in the provision for credit losses reflects the higher loans and leases, due to the CIT Merger and growth, as well as moderate deterioration in the macroeconomic forecasts. Noninterest expense increased reflecting the CIT Merger, and items discussed in the consolidated section entitled "Noninterest Expenses" of this MD&A.

The increase in loans and leases at December 31, 2022 reflected the additional residential mortgages and consumer loans acquired in the CIT Merger, partially offset by run-off of SBA-PPP loans. Subsequent to the CIT Merger, loans and leases increased, reflecting strong demand through our branch network. Growth was primarily concentrated in commercial and business loans. Our consumer mortgage loans grew modestly, reflecting lower prepayments and originating loans (primarily adjustable rate mortgage products) that were held on-balance sheet.

Deposits include deposits from the branch, Direct Bank, and CAB channels. The additional branches acquired in the CIT Merger were mostly in California. The increase in deposits at December 31, 2022 was reflective of deposits acquired in the CIT Merger. Subsequent to the CIT Merger, deposits declined during the second and third quarters, reflecting lower money market accounts, partially offset by an increase in savings accounts. Deposits grew in the fourth quarter of 2022, primarily due to growth in savings accounts and time deposits, partially offset by a decline in noninterest checking.

For further information, refer to the discussions in the "Net Interest Income," "Net Interest Margin" and "Balance Sheet Analysis—Interest-Bearing Liabilities—Deposits" sections of this MD&A.

Commercial Banking

The Commercial Banking segment provides a range of lending, leasing, capital markets, asset management and other financial and advisory services primarily to small and middle market companies in a wide range of industries.

Table 10
Commercial Banking: Financial Data and Metrics

dollars in millions	Year ended December 31					
Earnings Summary	**2022**		**2021**		**2020**	
Net interest income	$	889	$	17	$	15
Provision for credit losses		121		—		—
Net interest income after provision for credit losses		768		17		15
Noninterest income		521		—		—
Noninterest expense		746		3		3
Income before income taxes		543		14		12
Income tax expense		128		3		2
Net income	$	415	$	11	$	10
Select Period End Balances						
Loans and leases	$	27,773	$	552	$	554
Deposits		3,225		62		40

Results for 2022 primarily reflected activity from the legacy CIT commercial businesses.

The increase in net income for the year ended December 31, 2022 was due to higher NII and noninterest income, partially offset by higher provision for credit losses and noninterest expense. The provision for credit losses reflects moderate deterioration in the macroeconomic forecasts and loan portfolio growth. Net interest income increased due to the added earning assets from the CIT Merger, as well as solid loan growth during the year. Noninterest income included rental income on operating lease equipment acquired in the CIT Merger of $212 million. Noninterest expense included operating expenses, and depreciation on operating lease equipment of $169 million for the year ended December 31, 2022. Operating expenses for the year ended December 31, 2022 included items discussed previously in the "Noninterest Expense" section of this MD&A.

The increases in loans and leases and deposits at December 31, 2022 were primarily due to those acquired in the CIT Merger. Subsequent to the CIT Merger, loans and leases increased, reflecting growth related to equipment finance, as well as from a number of our industry verticals, such as healthcare and technology. This segment also includes our factoring business acquired in the CIT Merger.

For further information, refer to the discussions in the "Net Interest Income," "Net Interest Margin" and "Balance Sheet Analysis—Interest-Bearing Liabilities—Deposits" sections of this MD&A.

Rail

Our Rail segment offers customized leasing and financing solutions on a fleet of railcars and locomotives to railroads and shippers throughout North America. Railcar types include covered hopper cars used to ship grain and agricultural products, plastic pellets, sand, and cement; tank cars for energy products and chemicals; gondolas for coal, steel coil and mill service products; open hopper cars for coal and aggregates; boxcars for paper and auto parts, and center beams and flat cars for lumber. Revenues are primarily generated from rental income on operating leases.

Table 11
Rail: Financial Data and Metrics

dollars in millions		Year ended December 31				
Earnings Summary		**2022**		**2021**		**2020**
Rental income on operating lease equipment	$	652	$	—	$	—
Depreciation on operating lease equipment		176		—		—
Maintenance and other operating lease expenses		189		—		—
Adjusted rental income on operating lease equipment[(1)]		287		—		—
Interest expense, net		80		—		—
Noninterest income		5		—		—
Operating expenses		63		—		—
Income before income taxes		149		—		—
Income tax expense		37		—		—
Net income	$	112	$	—	$	—
Select Period End Balances						
Operating lease equipment, net	$	7,433	$	—	$	—

[(1)] _Adjusted rental income on operating lease equipment is a non-GAAP measure. See the "Non-GAAP Financial Measures" section of this MD&A for a reconciliation from the GAAP measure (segment net income) to the non-GAAP measure (adjusted rental income on operating lease equipment)._

Net income and adjusted rental income on operating lease equipment are utilized to measure the profitability of our Rail segment. Adjusted rental income on operating lease equipment reflects rental income on operating lease equipment less depreciation, maintenance and other operating lease expenses. Maintenance and other operating lease expenses relate to equipment ownership and leasing costs associated with the Rail portfolio and tend to be variable. Due to the nature of our portfolio, which is essentially all operating lease equipment, certain financial measures commonly used by banks, such as NII, are not as meaningful for this segment. NII is not used because it includes the impact of debt costs funding our operating lease assets but excludes the associated net rental income.

Net income and adjusted rental income on operating lease equipment for the year ended December 31, 2022 was $112 million and $287 million, respectively. Railcar depreciation is recognized on a straight-line basis over the estimated service life of the asset. Maintenance and other operating lease expenses reflect costs for railcars put back on lease. Other noninterest income included a $5 million settlement gain related to returned lease equipment.

Our fleet is diverse and the average re-pricing of equipment upon lease maturities was 130% of the average prior or expiring lease rate during the fourth quarter. Our railcar utilization, including commitments to lease, at December 31, 2022 was 97.7%.

Portfolio

Rail customers include all of the U.S. and Canadian Class I railroads (i.e., railroads with annual revenues of approximately $500 million and greater), other railroads, as well as manufacturers and commodity shippers. Our total operating lease fleet at December 31, 2022 consisted of approximately 119,200 railcars, up slightly from approximately 118,700 railcars acquired in the CIT Merger. The following table reflects the proportion of railcars by type based on units and net investment, respectively:

Table 12
Operating lease Railcar Portfolio by Type (units and net investment)

	December 31, 2022	
Railcar Type	**Total Owned Fleet - % Total Units**	**Total Owned Fleet - % Total Net Investment**
Covered Hoppers	43 %	41 %
Tank Cars	29 %	40 %
Mill/Coil Gondolas	8 %	6 %
Coal	8 %	1 %
Boxcars	6 %	6 %
Other	6 %	6 %
Total	100 %	100 %

Table 13
Rail Operating Lease Equipment by Obligor Industry

dollars in millions	December 31, 2022	
Manufacturing	$ 3,016	41 %
Rail	1,981	27 %
Wholesale	1,101	15 %
Oil and gas extraction / services	552	7 %
Energy and utilities	242	3 %
Other	541	7 %
Total	$ 7,433	100 %

Corporate

Certain items that are not allocated to operating segments are included in the Corporate segment. For descriptions of items not allocated, see Item 1 Business, and Note 23 — Business Segments.

Table 14
Corporate: Financial Data and Metrics

dollars in millions	Year ended December 31		
Earnings Summary	**2022**	**2021**	**2020**
Net interest income (expense)	$ 195	$ (74)	$ (18)
Provision for credit losses	513	—	—
Net interest income (expense) after provision for credit losses	(318)	(74)	(18)
Noninterest income	486	75	98
Noninterest expense	331	52	40
Income (loss) before income taxes	(163)	(51)	40
Income tax expense (benefit)	(105)	(11)	8
Net income (loss)	$ (58)	$ (40)	$ 32

Results for the year ended December 31, 2022 were primarily due to impacts from the CIT Merger, as well as net benefit from rising rates on NII. Merger-related items included the Day 2 provision for credit losses of $513 million, a gain on acquisition of $431 million in noninterest income, $231 million of merger-related expenses, a reduction of $27 million in other noninterest expense related to the termination of certain post retirement plans assumed in the CIT Merger, and income tax expense of $55 million related to the strategic decision to surrender $1.25 billion of BOLI policies. The income tax rate also reflects the impact of the non-taxable gain on acquisition.

BALANCE SHEET ANALYSIS

INTEREST-EARNING ASSETS
Interest-earning assets include interest-earning deposits at banks, investment securities, assets held for sale and loans and leases, all of which reflect varying interest rates based on the risk level and repricing characteristics of the underlying asset. Higher risk investments typically carry a higher interest rate, but expose us to higher levels of market and/or credit risk. We strive to maintain a high level of interest-earning assets relative to total assets, while keeping non-earning assets at a minimum.

Interest-earning Deposits at Banks
Interest-earning deposits at banks at December 31, 2022 totaled $5.03 billion. This was a decrease from $9.12 billion at December 31, 2021. The decline related to loan growth, the decline in total deposits, and $1.24 billion used for share repurchases. While the CIT Merger added approximately $2.87 billion of interest-earning deposits at banks as of the Merger Date, that amount was offset by the use of cash for the redemption in February of approximately $2.90 billion of debt assumed in the CIT Merger.

Investment Securities
The primary objective of the investment portfolio is to generate incremental income by deploying excess funds into securities that have minimal liquidity risk and low to moderate interest rate risk and credit risk. Other objectives include acting as a stable source of liquidity, serving as a tool for asset and liability management and maintaining an interest rate risk profile compatible with BancShares' objectives. Additionally, purchases of equities and corporate bonds in other financial institutions have been made under a long-term earnings optimization strategy. Changes in the total balance of our investment securities portfolio result from trends in balance sheet funding and market performance. Generally, when inflows arising from deposit and treasury services products exceed loan and lease demand, we invest excess funds into the securities portfolio or into interest-earning deposits at banks. Conversely, when loan demand exceeds growth in deposits and short-term borrowings, we allow interest-earning deposits at banks to decline and use proceeds from maturing securities and prepayments to fund loan growth. See Note 1 — Significant Accounting Policies and Basis of Presentation and Note 3 — Investment Securities for additional disclosures regarding investment securities.

The carrying value of investment securities at December 31, 2022 totaled $19.37 billion. The increase from $13.11 billion at December 31, 2021 primarily reflected the CIT Merger, which added $6.56 billion. The remaining activity during 2022 included purchases of $2.74 billion, maturities and paydowns of $2.07 billion, and other non-cash items, such as fair value changes and amortization.

BancShares' portfolio of investment securities available for sale consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury notes, unsecured bonds issued by government agencies and government sponsored entities and corporate bonds. Investment securities available for sale are reported at fair value and unrealized gains and losses are included as a component of AOCI, net of deferred taxes. As of December 31, 2022, investment securities available for sale had a net pre-tax unrealized loss of $972 million, compared to a net pre-tax unrealized loss of $12 million as of December 31, 2021. The fair value of investment securities is impacted by interest rates, credit spreads, market volatility and liquidity conditions. The fair value of the investment securities portfolio generally decreases when interest rates increase or when credit spreads widen. Management evaluated the investment securities available for sale in an unrealized loss position and concluded that the unrealized losses related to changes in interest rates relative to when the securities were purchased, and that no ACL for investment securities available for sale was needed at December 31, 2022 and 2021.

BancShares' portfolio of investment securities held to maturity consists of similar mortgage-backed securities, U.S. Treasury Notes and government agency securities described above, as well as securities issued by the Supranational Entities and Multilateral Development Banks and FDIC guaranteed CDs with other financial institutions. Given the consistently strong credit rating of the U.S. Treasury, the Supranational Entities and Multilateral Development Banks and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, BancShares management determined that no ACL was needed for investment securities held to maturity at December 31, 2022 and 2021.

Table 15 presents the major categories of investment securities at December 31, 2022, and 2021.

Table 15
Investment Securities

dollars in millions

	December 31, 2022			December 31, 2021		
	Composition[1]	Amortized cost	Fair value	Composition[1]	Amortized cost	Fair value
Investment securities available for sale:						
U.S. Treasury	10.6 %	$ 2,035	$ 1,898	15.4 %	$ 2,007	$ 2,005
Government agency	0.9 %	164	162	1.7 %	221	221
Residential mortgage-backed securities	26.8 %	5,424	4,795	36.2 %	4,757	4,729
Commercial mortgage-backed securities	9.0 %	1,774	1,604	12.6 %	1,648	1,640
Corporate bonds	3.0 %	570	536	4.7 %	582	608
Total investment securities available for sale	50.3 %	$ 9,967	$ 8,995	70.6 %	$ 9,215	$ 9,203
Investment in marketable equity securities	0.5 %	$ 75	$ 95	0.7 %	$ 73	$ 98
Investment securities held to maturity:						
U.S. Treasury	2.4 %	$ 474	$ 424	— %	$ —	$ —
Government agency	7.6 %	1,548	1,362	— %	—	—
Residential mortgage-backed securities	21.7 %	4,605	3,882	17.7 %	2,322	2,306
Commercial mortgage-backed securities	16.1 %	3,355	2,871	11.0 %	1,485	1,451
Supranational securities	1.4 %	295	254	— %	—	—
Other	— %	2	2	— %	2	2
Total investment securities held to maturity	49.2 %	$ 10,279	$ 8,795	28.7 %	$ 3,809	$ 3,759
Total investment securities	100.0 %	$ 20,321	$ 17,885	100.0 %	$ 13,097	$ 13,060

[1] *Calculated as a percentage of the total fair value of investment securities.*

Table 16 presents the weighted average yields for investment securities available for sale and held to maturity at December 31, 2022, segregated by major category with ranges of contractual maturities. The weighted average yield on the portfolio is calculated using security-level annualized yields.

Table 16
Weighted Average Yield on Investment Securities

	December 31, 2022				
	Within One Year	One to Five Years	Five to 10 Years	After 10 Years	Total
Investment securities available for sale:					
U.S. Treasury	3.50 %	0.96 %	— %	— %	1.00 %
Government agency	3.86 %	3.62 %	3.42 %	3.80 %	3.45 %
Residential mortgage-backed securities	1.65 %	2.38 %	3.90 %	1.83 %	1.87 %
Commercial mortgage-backed securities	3.75 %	3.55 %	4.67 %	2.56 %	2.74 %
Corporate bonds	5.00 %	6.73 %	5.34 %	4.67 %	5.47 %
Total investment securities available for sale	**3.72 %**	**1.43 %**	**4.74 %**	**2.00 %**	**2.08 %**
Investment securities held to maturity:					
U.S. Treasury	— %	1.37 %	1.57 %	— %	1.38 %
Government agency	0.44 %	1.38 %	1.79 %	— %	1.49 %
Residential mortgage-backed securities[1]	— %	8.44 %	2.63 %	1.90 %	1.90 %
Commercial mortgage-backed securities[1]	— %	— %	2.13 %	2.65 %	2.65 %
Supranational securities	— %	1.35 %	1.68 %	— %	1.56 %
Other	0.34 %	0.20 %	— %	— %	0.32 %
Total investment securities held to maturity	**0.44 %**	**1.37 %**	**1.76 %**	**2.21 %**	**2.05 %**

[1] *Residential mortgage-backed and commercial mortgage-backed securities, which are not due at a single maturity date, have been included in maturity groupings based on the contractual maturity at December 31, 2022. The expected life will differ from contractual maturities because borrowers have the right to prepay the underlying loans.*

Assets Held for Sale

Certain residential mortgage loans and commercial loans are originated with the intent to be sold to investors or lenders, respectively, and are recorded in assets held for sale at fair value. In addition, BancShares may change its strategy for certain loans initially held for investment and decide to sell them in the secondary market. At that time, portfolio loans are transferred to loans held for sale at fair value.

Assets held for sale at December 31, 2022 were $60 million, a decrease of $39 million compared to $99 million at December 31, 2021. The decrease is primarily related to the sale of residential mortgage loans held for sale during 2022, partially offset by the increase in commercial loans held for sale.

Table 17
Assets Held for Sale

dollars in millions	December 31, 2022		December 31, 2021		December 31, 2020	
Commercial	$	48	$	—	$	—
Consumer		4		99		125
Loans and leases		52		99		125
Operating lease equipment		8		—		—
Total assets held for sale	$	60	$	99	$	125

Loans and Leases

Loans and leases held for investment at December 31, 2022 were $70.78 billion, an increase of $38.41 billion from $32.37 billion at December 31, 2021, primarily reflecting the addition of $32.71 billion from the CIT Merger. In addition, during 2022 we continued to see loan growth in our branch network, as well as growth in our Commercial Banking segment related to equipment finance, as well as from a number of our industry verticals, such as healthcare and technology, and growth in both commercial mortgage loans and consumer mortgage loans.

Upon completion of the CIT Merger, we re-evaluated our loan classes to reflect the risk characteristics of the combined portfolio. BancShares reports its commercial loan portfolio in the following classes: commercial construction, owner occupied commercial mortgage, non-owner occupied commercial mortgage, commercial and industrial, and leases. The consumer portfolio includes residential mortgage, revolving mortgage, consumer auto and consumer other. Commercial loans at December 31, 2022 were $53.46 billion compared to $22.59 billion at December 31, 2021, representing 76% and 70% of total loans and leases, respectively. Consumer loans at December 31, 2022 were $17.33 billion, compared to $9.79 billion at December 31, 2021, representing 24% and 30% of total loans and leases, respectively.

Table 18
Loans and Leases

dollars in millions	December 31, 2022		December 31, 2021		December 31, 2020	
Commercial:						
Commercial construction	$	2,804	$	1,238	$	1,095
Owner occupied commercial mortgage		14,473		12,099		11,313
Non-owner occupied commercial mortgage		9,902		3,041		3,067
Commercial and industrial		24,105		5,937		7,091
Leases		2,171		271		334
Total commercial	$	53,455	$	22,586	$	22,900
Consumer:						
Residential mortgage		13,309		6,088		5,996
Revolving mortgage		1,951		1,818		2,087
Consumer auto		1,414		1,332		1,256
Consumer other		652		548		553
Total consumer	$	17,326	$	9,786	$	9,892
Total loans and leases		70,781		32,372		32,792
Less allowance for credit losses		922		178		225
Net loans and leases	$	69,859	$	32,194	$	32,567

The unamortized discount related to acquired loans was $118 million and $40 million at December 31, 2022 and 2021, respectively, as further discussed in Note 4 — Loans and Leases.

OPERATING LEASE EQUIPMENT, NET

As detailed in the following table, our operating lease portfolio is mostly comprised of rail assets. The operating lease portfolios were acquired in the CIT Merger. See the Rail segment discussion in the section entitled "Results by Business Segment" of this MD&A for further details on the rail portfolio.

Table 19
Operating Lease Equipment

dollars in millions		December 31, 2022
Railcars and locomotives[1]	$	7,433
Other equipment		723
Total[1]	$	8,156

[1]Includes off-lease rail equipment of $457 million at December 31, 2022.

INTEREST-BEARING LIABILITIES

Interest-bearing liabilities include interest-bearing deposits, securities sold under customer repurchase agreements, FHLB borrowings, subordinated debt, and other borrowings. Interest-bearing liabilities at December 31, 2022 totaled $71.13 billion, compared to $31.79 billion at December 31, 2021. The increase from December 31, 2021 was mostly due to deposits and borrowings from the CIT Merger and higher FHLB borrowings, partially offset by current year activity that included a decline in total deposits and the redemption of assumed debt during the first quarter. See Note 2 — Business Combinations for details on deposits and borrowings associated with the CIT Merger.

Deposits

Total deposits at December 31, 2022 were $89.41 billion, an increase of $38.00 billion compared to December 31, 2021, reflecting the addition of $39.43 billion from the CIT Merger. Total deposits declined during the second quarter and third quarters of 2022, reflecting the most rate sensitive customers moving funds in response to increases in the target federal funds rate. This decline in total deposits was primarily concentrated in branches acquired in the CIT Merger and the Commercial Banking segment. Deposits increased during the fourth quarter of 2022, primarily related to the Direct Bank and the Corporate segment which includes brokered deposits. In the fourth quarter of 2022, increases in savings and time deposit accounts offset declines in noninterest-bearing demand accounts and money market accounts.

Interest-bearing deposits totaled $64.49 billion and $30.00 billion at December 31, 2022 and 2021, respectively. Noninterest-bearing deposits totaled $24.92 billion and $21.41 billion at December 31, 2022 and 2021, respectively.

The reduction in deposits since the CIT Merger were primarily concentrated in acquired higher cost channels. As part of the CIT Merger, we acquired the Digital Bank and an HOA deposit channel.

Table 20
Deposits

dollars in millions	December 31, 2022		December 31, 2021		December 31, 2020
Noninterest-bearing demand	$	24,922	$	21,405	$	18,014
Checking with interest		16,202		12,694		10,592
Money market		21,040		10,590		8,633
Savings		16,634		4,236		3,304
Time		10,610		2,481		2,889
Total deposits	$	89,408	$	51,406	$	43,432

We strive to maintain a strong liquidity position, and therefore a focus on deposit retention remains a key business objective. We believe traditional bank deposit products remain an attractive option for many customers. As economic conditions change, we recognize that our liquidity position could be adversely affected if bank deposits are withdrawn. Our ability to fund future loan growth is significantly dependent on our success in retaining existing deposits and generating new deposits at a reasonable cost.

Where information is not readily available to determine the amount of insured deposits, the amount of uninsured deposits is estimated, consistent with the methodologies and assumptions utilized in providing information to our regulators. We estimate total uninsured deposits were $29.13 billion and $22.95 billion at December 31, 2022 and 2021, respectively. Table 21 provides the expected maturity of time deposits in excess of $250,000, the FDIC insurance limit, as of December 31, 2022.

Table 21
Maturities of Time Deposits In Excess of $250,000

dollars in millions		December 31, 2022
Time deposits maturing in:		
Three months or less	$	186
Over three months through six months		195
Over six months through 12 months		1,158
More than 12 months		619
Total	$	2,158

Borrowings

Total borrowings at December 31, 2022 were $6.65 billion, compared to $1.78 billion at December 31, 2021. The increase from December 31, 2021 reflected $4.54 billion of debt assumed in the CIT Merger, partially offset by a debt redemption of approximately $2.90 billion in February of 2022. The increase also reflected higher FHLB borrowings, which replaced net declines in interest-bearing deposits in the second and third quarters of 2022, and helped fund loan growth. We made net repayments of FHLB borrowings in the fourth quarter of 2022 following an increase in deposits. FHLB borrowings were $4.25 billion at December 31, 2022, including $1.75 billion in short-term borrowings and $2.50 billion in long-term borrowings. Total FHLB borrowings increased $3.61 billion compared to $645 million at December 31, 2021. Refer to the "Liquidity Risk" section below for more information on FHLB borrowings.

Table 22 presents borrowings, net of the respective unamortized purchase accounting adjustments and issuance costs.

Table 22
Borrowings

dollars in millions	December 31, 2022		December 31, 2021		December 31, 2020	
Securities sold under customer repurchase agreements	$	436	$	589	$	641
Federal Home Loan Bank borrowings [1]						
Floating rate notes due through September 2025		4,250		—		—
Fixed rate notes due through March 2032		—		645		655
Senior Unsecured Borrowings						
3.929% fixed-to-floating rate notes due June 2024 [2]		505		—		—
2.969% fixed-to-floating rate notes due September 2025 [2]		320		—		—
6.000% fixed rate notes due April 2036 [2]		59		—		—
Subordinated debt						
6.125% fixed rate notes due March 2028 [2]		469		—		—
4.125% fixed-to-fixed rate notes due November 2029 [2]		102		—		—
3.375% fixed-to-floating rate notes due March 2030		348		347		347
Macon Capital Trust I - floating rate debenture due March 2034		14		14		14
SCB Capital Trust I - floating rate debenture due April 2034		10		10		10
FCB/SC Capital Trust II - floating rate debenture due June 2034		18		18		18
FCB/NC Capital Trust III - floating rate debenture due June 2036		88		88		88
Other subordinated debt		—		—		28
Total subordinated debt		1,049		477		505
Other borrowings		26		73		89
Total borrowings	$	6,645	$	1,784	$	1,890

[1] Includes $1.75 billion in short-term borrowings and $2.50 billion in long-term borrowings at December 31, 2022. All FHLB borrowings outstanding at December 31, 2021 and 2020 were in long-term borrowings.
[2] Denotes outstanding debt assumed in the CIT Merger.

See Note 13 — Borrowings for further information on the various components. Also see *"Liquidity Risk"* later in this MD&A.

RISK MANAGEMENT

Risk is inherent in any business. BancShares has defined a moderate risk appetite, a balanced approach to risk taking, with a philosophy which does not preclude higher risk business activities commensurate with acceptable returns while meeting regulatory objectives. Through the comprehensive Risk Management Framework and Risk Appetite Framework and Statement, senior management has primary responsibility for day-to-day management of the risks we face with accountability of and support from all associates. Senior management applies various strategies to reduce the risks to which BancShares may be exposed, with effective challenge and oversight by management committees. Our Board strives to ensure that risk management is a part of our business culture and that our policies and procedures for identifying, assessing, monitoring, and managing risk are part of the decision-making process. The Board's role in risk oversight is an integral part of our overall Risk Management Framework and Risk Appetite Framework. The Board administers its risk oversight function primarily through its Risk Committee.

The Risk Committee structure is designed to allow for information flow, effective challenge and timely escalation of risk-related issues. The Risk Committee is directed to monitor and advise the full Board regarding risk exposures, including Credit, Market, Capital, Liquidity, Operational, Compliance, Asset, Strategic and Reputational risks; review, approve, and monitor adherence to the Risk Appetite Statement and supporting risk tolerance levels via a series of established metrics; and evaluate, monitor and oversee the adequacy and effectiveness of the Risk Management Framework and Risk Appetite Framework and Statement. The Risk Committee also reviews reports of examination by and communications from regulatory agencies, the results of internal and third party testing and qualitative and quantitative assessments related to risk management, and any other matters within the scope of the Risk Committee's oversight responsibilities. The Risk Committee monitors management's response to certain risk-related regulatory and audit issues. In addition, the Risk Committee may coordinate with the Audit Committee and the Compensation, Nominations and Governance Committee for the review of financial statements and related risks, compensation risk management and other areas of joint responsibility.

In combination with other risk management and monitoring practices, enterprise-wide stress testing activities are conducted within a defined framework. Stress tests are performed for various risks to ensure the financial institution can support continued operations during stressed periods.

BancShares monitors and stress tests its capital and liquidity consistent with the safety and soundness expectations of the federal regulators. Refer to the "Regulatory Considerations" section of Item 1. Business included in this Annual Report on Form 10-K for further discussion.

BancShares returned to business as usual operations and lifted internal COVID-19 related restrictions in early April of 2022. Monitoring of associated credit and operational risks is integrated into normal risk monitoring activities.

BancShares has been assessing the emerging impacts of the international tensions that could impact the economy and exacerbate headwinds of rising inflation, elevated market volatility, global supply chain disruptions, and recessionary pressures as well as operational risks such as those associated with potential cyberattacks for FCB and third parties upon whom it relies. Assessments have not identified material impacts to date, but those assessments will remain ongoing as the condition continues to exist. BancShares is also assessing the potential risk of an economic slowdown or recession that could create increased credit and market risk having downstream impacts on earnings, capital, and/or liquidity. Economic data has been mixed and markets have experienced elevated levels of volatility in 2022. Key indicators will continue to be monitored and impacts assessed as part of our ongoing risk management framework.

CREDIT RISK MANAGEMENT

Credit risk is the risk of not collecting payments pursuant to the contractual terms of loans, leases and certain investment securities. Loans and leases we originate are underwritten in accordance with our credit policies and procedures and are subject to periodic ongoing reviews. Acquired loans, regardless of whether PCD or Non-PCD, are recorded at fair value as of the acquisition date and are subject to periodic reviews to identify any further credit deterioration. Our independent credit review function conducts risk reviews and analyses of both originated and acquired loans to ensure compliance with credit policies and to monitor asset quality trends and borrower financial strength. These reviews include portfolio analysis by geographic location, industry, collateral type and product. We strive to identify potential problem loans as early as possible, to record charge-offs or write-downs as appropriate and to maintain an appropriate ACL that accounts for expected losses over the life of the loan and lease portfolios.

Our ACL estimate as of December 31, 2022, included extensive reviews of the changes in credit risk associated with the uncertainties around economic forecasts. These loss estimates additionally considered BancShares industry risk, historically strong credit quality and actual net losses incurred during prior periods of economic stress, as well as recent credit trends, which have not seen significant deterioration as of December 31, 2022. Our ACL methodology is discussed further in Note 1 — Significant Accounting Policies and Basis of Presentation.

Commercial Lending and Leasing
BancShares employs a dual ratings system where each commercial loan is assigned a probability of default ("PD") and loss given default ("LGD") rating using scorecards developed to rate each type of transaction incorporating assessments of both quantitative and qualitative factors. When commercial loans and leases are graded during underwriting, or when updated periodically thereafter, a model is run to generate a preliminary risk rating. These models incorporate both internal and external historical default and loss data to develop loss rates for each risk rating. The preliminary risk rating assigned by the model can be adjusted as a result of borrower specific facts and circumstances, that in management's judgment, warrant a modification of the modeled risk rating to arrive at the final approved risk ratings.

Consumer Lending
Consumer lending begins with an evaluation of a consumer borrower's credit profile against published standards. Credit decisions are made after analyzing quantitative and qualitative factors, including borrower's ability to repay the loan, collateral values, and considering the transaction from a judgmental perspective.

Consumer products use traditional and measurable standards to document and assess the creditworthiness of a loan applicant. Credit standards follow industry standard documentation requirements. Performance is largely evaluated based on an acceptable pay history along with a quarterly assessment which incorporates current market conditions. Loans may also be monitored during quarterly reviews of the borrower's refreshed credit score. When warranted, an additional review of the loan-to-value of the underlying collateral may be conducted.

Allowance for Credit Losses

The ACL at December 31, 2022 was $922 million, an increase of $744 million compared to $178 million at December 31, 2021. The ACL as a percentage of total loans and leases at December 31, 2022 was 1.30%, compared to 0.55% at December 31, 2021. The increase in the ACL is primarily due to the impact of the CIT Merger, including the initial ACL for PCD loans and leases (the "Initial PCD ACL") of $272 million and the Day 2 provision for loans and leases of $454 million related to Non-PCD loans and leases. The increase was also related to loan growth and deterioration in the economic outlook that impacts the macroeconomic variables utilized by our ACL models, including gross domestic product ("GDP"), home price index, commercial real estate index, corporate profits, and credit spreads. In contemplation of additional uncertainty, primarily based on the elevated levels of inflation and its impact on other macroeconomic variables such as interest rates, which could in turn impact home prices, commercial real estate values, and other variables, we do not believe the current baseline scenario fully incorporates the potential downside impacts of future macroeconomic deterioration, so an additional weighting on the downside scenario was incorporated into the estimate. Our ACL methodology is discussed in Note 1 — Significant Accounting Policies and Basis of Presentation.

The ACL for commercial and consumer loans and leases increased $709 million and $35 million, respectively, at December 31, 2022 compared to December 31, 2021. The main reasons for the increases are addressed in the paragraph above.

Table 23
Allowance for Credit Losses

dollars in millions

	Year Ended December 31, 2022					
	Commercial		**Consumer**		**Total**	
Balance at January 1, 2022	$	80	$	98	$	178
Initial PCD ACL[1]		258		14		272
Day 2 provision for loans and leases		432		22		454
Provision (benefit) for credit losses - loans and leases		101		(4)		97
Total provision for credit losses - loans and leases		533		18		551
Charge-offs[1]		(126)		(20)		(146)
Recoveries		44		23		67
Balance at December 31, 2022	$	789	$	133	$	922
Net charge-off ratio						0.12 %
Net charge-offs (recoveries)	$	82	$	(3)	$	79
Average loans					$	67,730
Percent of loans in each category to total loans		76 %		24 %		100 %

	Year Ended December 31, 2021					
	Commercial		**Consumer**		**Total**	
Balance at January 1, 2021	$	92	$	133	$	225
Benefit for credit losses - loans and leases		(7)		(30)		(37)
Charge-offs		(18)		(18)		(36)
Recoveries		13		13		26
Balance at December 31, 2021	$	80	$	98	$	178
Net charge-off ratio						0.03 %
Net charge-offs	$	5	$	5	$	10
Average loans					$	32,750
Percent of loans in each category to total loans		70 %		30 %		100 %

	Year Ended December 31, 2020					
	Commercial		**Consumer**		**Total**	
Balance at December 31, 2019	$	150	$	75	$	225
Adoption of ASC 326		(84)		46		(38)
Balance after adoption of ASC 326		66		121		187
Provision for credit losses - loans and leases		34		24		58
Initial balance on PCD loans		1		1		2
Charge-offs		(20)		(25)		(45)
Recoveries		11		12		23
Balance at December 31, 2020	$	92	$	133	$	225
Net charge-off ratio						0.07 %
Net charge-offs	$	9	$	13	$	22
Average loans					$	31,417
Percent of loans in each category to total loans		70 %		30 %		100 %

[1] *The Initial PCD ACL related to the CIT Merger was $272 million, net of an additional $243 million for loans that CIT charged-off prior to the Merger Date (whether full or partial), which met BancShares' charge-off policy at the Merger Date.*

Net charge-offs for the year ended December 31, 2022 and 2021 were $79 million (net charge-off ratio of 0.12%) and $10 million (net charge-off ratio of 0.03%), respectively. The increase in net charge-offs in 2022 was primarily related to the Commercial Banking segment.

The following table presents trends in the ACL ratios.

Table 24
ACL Ratios

dollars in millions	December 31, 2022		December 31, 2021		December 31, 2020	
Allowance for credit losses	$	922	$	178	$	225
Total loans and leases	$	70,781	$	32,372	$	32,792
Allowance for credit losses to total loans and leases:		1.30 %		0.55 %		0.68 %
Commercial loans and leases:						
Allowance for credit losses - commercial	$	789	$	80	$	92
Commercial loans and leases	$	53,455	$	22,586	$	22,900
Commercial allowance for credit losses to commercial loans and leases:		1.48 %		0.35 %		0.40 %
Consumer loans:						
Allowance for credit losses - consumer	$	133	$	98	$	133
Consumer loans	$	17,326	$	9,786	$	9,892
Consumer allowance for credit losses to consumer loans:		0.77 %		1.01 %		1.34 %

The reserve for unfunded loan commitments was $106 million at December 31, 2022, an increase of $94 million compared to $12 million at December 31, 2021. The increase is primarily due to the Day 2 provision for unfunded commitments of $59 million related to the CIT Merger. The increase is also due to an increase in off-balance sheet commitments and deterioration in the economic outlook that impacts the macroeconomic variables utilized by our ACL models. The additional off-balance sheet commitments primarily reflect loan commitments or lines of credit, and DPAs associated with factoring. See Note 24 — Commitments and Contingencies for information relating to off-balance sheet commitments and Note 5 — Allowance for Credit Losses for a roll forward of the ACL for unfunded commitments.

The following table presents the ACL by loan class for the years ending December 31, 2022, 2021, and 2020.

Table 25
ACL by Loan Class

dollars in millions:	December 31, 2022		December 31, 2021		December 31, 2020	
	Allowance for Credit Losses	Allowance for Credit Losses as a Percentage of Loans	Allowance for Credit Losses	Allowance for Credit Losses as a Percentage of Loans	Allowance for Credit Losses	Allowance for Credit Losses as a Percentage of Loans
Commercial						
Commercial construction	$ 40	1.43 %	$ 5	0.44 %	$ 8	0.69 %
Owner occupied commercial mortgage	61	0.42	28	0.23	32	0.28
Non-owner occupied commercial mortgage	181	1.83	16	0.52	24	0.79
Commercial and industrial	476	1.98	29	0.49	26	0.37
Leases	31	1.41	2	0.76	2	0.61
Total commercial	789	1.48	80	0.35	92	0.40
Consumer						
Residential mortgage	74	0.55	39	0.63	55	0.92
Revolving mortgage	13	0.67	18	1.02	29	1.38
Consumer auto	5	0.37	5	0.43	9	0.75
Consumer other	41	6.32	36	6.60	40	7.13
Total consumer	133	0.77	98	1.01	133	1.34
Total Allowance for Credit Losses	$ 922	1.30 %	$ 178	0.55 %	$ 225	0.68 %

Credit Metrics

Non-performing Assets

Non-performing assets include non-accrual loans and leases and OREO. Non-performing assets at December 31, 2022 totaled $674 million, compared to $161 million at December 31, 2021. The increase from December 31, 2021 was mostly due to the non-owner occupied commercial real estate portfolio acquired in the CIT Merger.

Nonperforming assets include both Non-PCD and PCD loans. Non-PCD loans are generally placed on nonaccrual when principal or interest becomes 90 days past due or when it is probable that principal or interest is not fully collectable. When Non-PCD loans are placed on nonaccrual, all previously uncollected accrued interest is reversed from interest income and the ongoing accrual of interest is discontinued. Non-PCD loans and leases are generally removed from nonaccrual status when they become current for a sustained period of time as to both principal and interest and there is no longer concern as to the collectability of principal and interest. Accretion of income for PCD loans is discontinued when we are unable to estimate the amount or timing of cash flows. PCD loans may begin or resume accretion of income when information becomes available that allows us to estimate the amount and timing of future cash flows.

OREO includes foreclosed property and branch facilities that we have closed but not sold. Net book values of OREO are reviewed at least annually to evaluate reasonableness of the carrying value. The level of review is dependent on the value and type of the collateral, with higher value and more complex properties receiving a more detailed review. Changes to the value of the assets between scheduled valuation dates are monitored through communication with brokers and monthly reviews by the asset manager assigned to each asset. The asset manager uses the information gathered from brokers and other market sources to identify any significant changes in the market or the subject property as they occur. Valuations are then adjusted or new appraisals are ordered to ensure the reported values reflect the most current information.

Since OREO is carried at the lower of cost or market value, less estimated selling costs, book value adjustments are only recorded when fair values have declined. Decisions regarding write-downs are based on factors including appraisals, previous offers received on the property, market conditions and the number of days the property has been on the market.

The following table presents total nonperforming assets.

Table 26
Non-Performing Assets

dollars in millions		December 31, 2022		December 31, 2021		December 31, 2020
Non-accrual loans:						
Commercial loans	$	529	$	45	$	70
Consumer loans		98		76		121
Total non-accrual loans		627		121		191
Other real estate owned		47		40		51
Total non-performing assets	$	674	$	161	$	242
Allowance for credit losses to total loans and leases		1.30 %		0.55 %		0.68 %
Ratio of total non-performing assets to total loans, leases and other real estate owned		0.95 %		0.49 %		0.74 %
Ratio of non-accrual loans and leases to total loans and leases		0.89 %		0.37 %		0.58 %
Ratio of allowance for credit losses to non-accrual loans and leases		146.88 %		148.37 %		117.15 %

Non-accrual loans and leases at December 31, 2022 were $627 million, an increase of $506 million since December 31, 2021. The increases in non-accrual loans from December 31, 2021 was primarily due to non-owner occupied commercial real estate portfolio and other loans acquired in the CIT Merger. The commercial non-accruals increased during the fourth quarter as a result of an increase in the non-owner occupied commercial real estate portfolio, and more specifically related to general office exposure in the Commercial Banking segment. See Note 4 — Loans and Leases for tabular presentation of non-accrual loans by loan class. Non-accrual loans and leases as a percentage of total loans and leases was 0.89% and 0.37% at December 31, 2022 and December 31, 2021, respectively. OREO at December 31, 2022 totaled $47 million, representing an increase of $7 million since December 31, 2021. Non-performing assets as a percentage of total loans, leases and OREO at December 31, 2022 was 0.95% compared to 0.49% at December 31, 2021.

Past Due Accounts

The percentage of loans 30 days or more past due at December 31, 2022 was 1.22% of loans, compared to 0.43% at December 31, 2021. Delinquency status of loans is presented in Note 4 — Loans and Leases.

Troubled Debt Restructurings

A loan is considered a troubled debt restructuring ("TDR") when both of the following occur: (1) a modification to a borrower's debt agreement is made and (2) a concession is granted for economic or legal reasons related to a borrower's financial difficulties that otherwise would not be granted. TDR concessions could include deferrals of interest, modifications of payment terms, or, in certain limited instances, forgiveness of principal or interest. Acquired loans are classified as TDRs if a modification is made subsequent to acquisition. We further classify TDRs as performing and nonperforming. Performing TDRs accrue interest at the time of restructure and continue to perform based on the restructured terms. Nonperforming TDRs do not accrue interest and are included with other nonperforming assets within nonaccrual loans and leases in Table 26 above.

We selectively agree to modify existing loan terms to provide relief to customers who are experiencing financial difficulties or other circumstances that could affect their ability to meet debt obligations. Typical modifications include short-term deferral of interest or modification of payment terms. TDRs not accruing interest at the time of restructure are included as nonperforming loans. TDRs accruing at the time of restructure and continuing to perform based on the restructured terms are considered performing loans.

The Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus was published by banking regulators in April 2020 to clarify accounting and reporting expectations for loan modifications in determining TDR designation for borrowers experiencing COVID-19-related financial difficulty. BancShares applied this regulatory guidance during its TDR identification process for short-term loan forbearance agreements as a result of COVID-19, and in most cases, did not record these as TDRs. Beginning January 1, 2022, this guidance was no longer applied.

Table 27
Troubled Debt Restructurings

dollars in millions	December 31, 2022			December 31, 2021		
	Commercial	Consumer	Total	Commercial	Consumer	Total
Accruing TDRs	$ 98	$ 52	$ 150	$ 97	$ 49	$ 146
Non-accruing TDRs	49	22	71	21	25	46
Total TDRs	$ 147	$ 74	$ 221	$ 118	$ 74	$ 192

In March 2022, the FASB issued *Accounting Standards Update ("ASU") 2022-02 Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. This pronouncement eliminates the recognition and measurement guidance on TDRs and is effective for BancShares as of January 1, 2023. See "Recent Accounting Pronouncements" in this MD&A and Note 1 — Significant Accounting Policies and Basis of Presentation for further information.

Concentration Risk

We maintain a well-diversified loan and lease portfolio and seek to minimize the risks associated with large concentrations within specific geographic areas, collateral types or industries. Despite our focus on diversification, several characteristics of our loan portfolio subject us to risk, such as our concentrations of real estate secured loans, revolving mortgage loans and healthcare-related loans.

Commercial Concentrations
Geographic Concentrations
The following table summarizes state concentrations greater than 5.0% of our loans. Data is based on obligor location unless secured by real estate, then data based on property location.

Table 28
Commercial Loans and Leases - Geography

dollars in millions	December 31, 2022		December 31, 2021		December 31, 2020	
State						
California	$ 9,226	17.3 %	$ 3,163	14.0 %	$ 2,940	12.8 %
North Carolina	8,699	16.3 %	7,181	31.8 %	7,649	33.4 %
Texas	3,624	6.8 %	879	3.9 %	816	3.6 %
Florida	3,273	6.1 %	1,496	6.6 %	1,478	6.5 %
South Carolina	3,142	5.9 %	2,855	12.6 %	2,944	12.9 %
All other states	24,243	45.4 %	7,012	31.1 %	7,073	30.8 %
Total U.S.	52,207	97.8 %	22,586	100.0 %	22,900	100.0 %
Total International	1,248	2.2 %	—	— %	—	— %
Total	$ 53,455	100.0 %	$ 22,586	100.0 %	$ 22,900	100.0 %

Industry Concentrations

The following table represents loans and leases by industry of obligor:

Table 29
Commercial Loans and Leases - Industry

dollars in millions	December 31, 2022		December 31, 2021		December 31, 2020	
Real Estate	$ 11,684	21.9 %	$ 4,279	18.9 %	$ 4,348	19.0 %
Healthcare	8,146	15.2 %	6,997	31.0 %	6,381	27.9 %
Business Services	5,518	10.3 %	2,307	10.2 %	2,175	9.5 %
Transportation, Communication, Gas, Utilities	5,002	9.4 %	774	3.4 %	596	2.6 %
Manufacturing	4,387	8.2 %	1,347	6.0 %	1,101	4.8 %
Service Industries	4,213	7.9 %	722	3.2 %	686	3.0 %
Retail	3,462	6.5 %	1,301	5.8 %	1,310	5.7 %
Wholesale	2,605	4.9 %	882	3.9 %	875	3.8 %
Finance and Insurance	2,604	4.9 %	1,361	6.0 %	1,251	5.5 %
Other	5,834	10.8 %	2,616	11.6 %	4,177	18.2 %
Total	$ 53,455	100.0 %	$ 22,586	100.0 %	$ 22,900	100.0 %

We have historically carried a concentration of real estate secured loans, but actively mitigate exposure through underwriting policies, which primarily rely on borrower cash flow rather than underlying collateral values. When we do rely on underlying real property values, we favor financing secured by owner-occupied real property and, as a result, a large percentage of our real estate secured loans are owner occupied. At December 31, 2022, commercial loans secured by real estate were $27.18 billion, or 51%, of commercial loans and leases compared to $16.38 billion, or 73% at December 31, 2021. The change primarily reflects the impact of the CIT Merger and respective loans acquired.

Loans and leases to borrowers in medical, dental or other healthcare fields were $8.15 billion as of December 31, 2022, which represents 15.2% of commercial loans and leases, compared to $7.00 billion or 31.0% of commercial loans and leases at December 31, 2021. The credit risk of this industry concentration is mitigated through our underwriting policies which emphasize reliance on adequate borrower cash flow rather than underlying collateral value and our preference for financing secured by owner-occupied real property.

Consumer Concentrations

Loan concentrations may exist when multiple borrowers could be similarly impacted by economic or other conditions. The following table summarizes state concentrations greater than 5.0% based on property address.

Table 30
Consumer Loans - Geography

dollars in millions	December 31, 2022		December 31, 2021		December 31, 2020	
State						
North Carolina	$ 5,702	32.9 %	$ 4,931	50.4 %	$ 4,741	47.9 %
California	4,014	23.2 %	161	1.6 %	141	1.4 %
South Carolina	3,001	17.3 %	2,626	26.9 %	2,533	25.6 %
Other states	4,609	26.6 %	2,068	21.1 %	2,477	25.1 %
Total	$ 17,326	100.0 %	$ 9,786	100.0 %	$ 9,892	100.0 %

Among consumer real estate secured loans, our revolving mortgage loans ("Home Equity Lines of Credit" or "HELOCs") present a heightened risk due to long commitment periods during which the financial position of individual borrowers or collateral values may deteriorate significantly. In addition, a large percentage of our HELOCs are secured by junior liens. Substantial declines in collateral values could cause junior lien positions to become effectively unsecured. HELOCs secured by real estate were $1.95 billion, or 11%, of total consumer loans at December 31, 2022, compared to $1.82 billion, or 19%, at December 31, 2021. The CIT Merger had minimal impact on the outstanding balance, as the acquired consumer portfolio was primarily residential mortgages.

Except for loans acquired through mergers and acquisitions, we have not purchased HELOCs in the secondary market, nor have we originated these loans to customers outside of our market areas. All originated HELOCs were underwritten by us based on our standard lending criteria. The HELOC portfolio consists of variable rate lines of credit which allow customer draws during a specified period of the line of credit, with a portion switching to an amortizing term following the draw period. Approximately 81.8% of the revolving mortgage portfolio relates to properties in North Carolina and South Carolina. Approximately 32.3% of the loan balances outstanding are secured by senior collateral positions while the remaining 67.7% are secured by junior liens.

We actively monitor the portion of our HELOCs in the interest-only period and when they will mature. When HELOCs switch from interest-only to fully amortizing, including principal and interest, some borrowers may not be able to afford the higher monthly payments. We have not experienced a significant increase in defaults as a result of these increased payments. In the normal course of business, we will work with each borrower as they approach the revolving period maturity date to discuss options for refinance or repayment.

Counterparty Risk
We enter into interest rate derivatives and foreign exchange forward contracts as part of our overall risk management practices and also on behalf of our clients. We establish risk metrics and evaluate and manage the counterparty risk associated with these derivative instruments in accordance with the comprehensive Risk Management Framework and Risk Appetite Framework and Statement.

Counterparty credit exposure or counterparty risk is a primary risk of derivative instruments, relating to the ability of a counterparty to perform its financial obligations under the derivative contract. We seek to control credit risk of derivative agreements through counterparty credit approvals, pre-established exposure limits and monitoring procedures, which are integrated with our cash and issuer related credit processes.

The applicable Chief Credit Officer, or delegate, approves each counterparty and establishes exposure limits based on credit analysis of each counterparty. Derivative agreements for BancShares' risk management purposes and for the hedging of client transactions are executed with major financial institutions and are settled through the major clearing exchanges, which are rated investment grade by nationally recognized statistical rating agencies. Credit exposure is mitigated via the exchange of collateral between the counterparties covering mark-to-market valuations. Client related derivative transactions, which are primarily related to lending activities, are incorporated into our loan underwriting and reporting processes.

ASSET RISK

Asset risk is a form of price risk and is a primary risk of our leasing businesses related to the risk to earning of capital arising from changes in the value of owned leasing equipment. Reflecting the addition of operating lease equipment and additional asset-based lending from the CIT Merger, we are subject to increased asset risk. Asset risk in our leasing business is evaluated and managed in the divisions and overseen by risk management processes. In our asset-based lending business, we also use residual value guarantees to mitigate or partially mitigate exposure to end of lease residual value exposure on certain of our finance leases. Our business process consists of: (1) setting residual values at transaction inception, (2) systematic periodic residual value reviews, and (3) monitoring levels of residual realizations. Residual realizations, by business and product, are reviewed as part of the quarterly financial and asset quality review. Reviews for impairment are performed at least annually.

In combination with other risk management and monitoring practices, asset risk is monitored through reviews of the equipment markets including utilization rates and traffic flows, the evaluation of supply and demand dynamics, the impact of new technologies and changes in regulatory requirements on different types of equipment. At a high level, demand for equipment is correlated with GDP growth trends for the markets the equipment serves, as well as the more immediate conditions of those markets. Cyclicality in the economy and shifts in trade flows due to specific events represent risks to the earnings that can be realized by these businesses. For instance, in the Rail business, BancShares seeks to mitigate these risks by maintaining a relatively young fleet of assets, which can bolster attractive lease and utilization rates.

MARKET RISK

Interest rate risk management

BancShares is exposed to the risk that changes in market conditions may affect interest rates and negatively impact earnings. The risk arises from the nature of BancShares' business activities, the composition of BancShares' balance sheet, and changes in the level or shape of the yield curve. BancShares manages this inherent risk strategically based on prescribed guidelines and approved limits.

Interest rate risk can arise from many of the BancShares' business activities, such as lending, leasing, investing, deposit taking, derivatives, and funding activities. We evaluate and monitor interest rate risk primarily through two metrics.

- *Net Interest Income Sensitivity* ("NII Sensitivity") measures the net impact of hypothetical changes in interest rates on forecasted NII; and
- *Economic Value of Equity Sensitivity* ("EVE Sensitivity") measures the net impact of these hypothetical changes on the value of equity by assessing the economic value of assets, liabilities and off-balance sheet instruments.

BancShares uses a holistic process to measure and monitor both short term and long term risks which includes, but is not limited to, gradual and immediate parallel rate shocks, changes in the shape of the yield curve, and changes in the relationship of various yield curves. NII Sensitivity generally focuses on shorter term earnings risk, while EVE Sensitivity assesses the longer-term risk of the existing balance sheet.

Our exposure to NII Sensitivity is guided by the Risk Appetite Framework and Statement and a range of risk metrics and BancShares may utilize tools across the balance sheet to adjust its interest rate risk exposures, including through business line actions and actions within the investment, funding and derivative portfolios.

The composition of our interest rate sensitive assets and liabilities generally results in a net asset-sensitive position for NII Sensitivity, whereby our assets will reprice faster than our liabilities, which is generally concentrated at the short end of the yield curve.

Our funding sources consist primarily of deposits and we also support our funding needs through wholesale funding sources (including unsecured and secured borrowings).

The deposit rates we offer are influenced by market conditions and competitive factors. Market rates are the key drivers of deposit costs and we continue to optimize deposit costs by improving our deposit mix. Changes in interest rates, expected funding needs, as well as actions by competitors, can affect our deposit taking activities and deposit pricing. We believe our targeted non-maturity deposit customer retention is strong and we remain focused on optimizing our mix of deposits. We regularly assess the effect of deposit rate changes on our balances and seek to achieve optimal alignment between assets and liabilities.

The following table below summarizes the results of 12-month NII Sensitivity simulations produced by our asset/liability management system. These simulations assume static balance sheet replacement with like products and implied forward market rates, but also incorporates additional assumptions, such as, but not limited to prepayment estimates, pricing estimates and deposit behaviors. The below simulations assume an immediate 25, 100 and 200 bps parallel increase and 25 and 100 bps decrease from the market-based forward curve for December 31, 2022 and 2021.

Table 31
Net Interest Income Sensitivity Simulation Analysis

	Estimated (Decrease) Increase in NII	
Change in interest rate (bps)	December 31, 2022	December 31, 2021
-100	(4.0)%	(5.8)%
-25	(0.9)%	(1.2)%
+25	0.8 %	1.1 %
+100	3.4 %	3.2 %
+200	6.7 %	6.3 %

NII Sensitivity metrics at December 31, 2022, compared to December 31, 2021, were primarily affected by a reduction in cash as well as liability management actions which included borrowing FHLB advances to support loan growth and to offset deposit runoff. BancShares continues to have an asset sensitive interest rate risk profile and the potential exposure to forecasted earnings is largely due to the composition of the balance sheet (primarily due to floating rate commercial loans and cash), as well as estimates of modest cumulative future deposit betas. Approximately 45% of our loans have floating contractual reference rates, indexed primarily to 1-month LIBOR, 3-month LIBOR, Prime and SOFR. Deposit betas for the combined company are modeled to have a portfolio average of approximately 25% over the forecast horizon. Impacts to NII Sensitivity may change due to actual results differing from modeled expectations.

As noted above, EVE Sensitivity supplements NII simulations as it estimates risk exposures beyond a twelve-month horizon. EVE Sensitivity measures the change in value of the economic value of equity reflecting changes in assets, liabilities, and off-balance sheet instruments in response to a change in interest rates. EVE Sensitivity is calculated by estimating the change in the net present value of assets, liabilities, and off-balance sheet items under various rate movements.

The following table presents the EVE profile as of December 31, 2022, and 2021.

Table 32
Economic Value of Equity Modeling Analysis

	Estimated (Decrease) Increase in EVE	
Change in interest rate (bps)	December 31, 2022	December 31, 2021
-100	(5.3)%	(13.7)%
-25	(1.2)%	— %
+100	4.1 %	6.1 %
+200	3.0 %	5.9 %

The economic value of equity metrics at December 31, 2022 compared to December 31, 2021 were primarily affected by balance sheet composition changes as well as increasing market interest rates.

In addition to the above reported sensitivities, a wide variety of potential interest rate scenarios are simulated within our asset/liability management system. Scenarios that impact management volumes, specific risk events, or the sensitivity to key assumptions are also evaluated.

We use results of our various interest rate risk analyses to formulate and implement asset and liability management strategies, in coordination with the Asset Liability Committee, to achieve the desired risk profile, while managing our objectives for market risk and other strategic objectives. Specifically, we may manage our interest rate risk position through certain pricing strategies and product design for loans and deposits, our investment portfolio, funding portfolio, or by using off balance sheet derivatives to mitigate earnings volatility.

The above sensitivities provide an estimate of our interest rate sensitivity; however, they do not account for potential changes in credit quality, size, mix, or changes in the competition for business in the industries we serve. They also do not account for other business developments and other actions. Accordingly, we can give no assurance that actual results would not differ materially from the estimated outcomes of our simulations. Further, the range of such simulations is not intended to represent our current view of the expected range of future interest rate movements.

The following provides loan maturity distribution information by contractual maturity date.

Table 33
Loan Maturity Distribution

dollars in millions

| | At December 31, 2022, Maturing | | | | |
	Within One Year	One to Five Years	Five to 15 Years	After 15 Years	Total
Commercial					
Commercial construction	$ 600	$ 1,326	$ 765	$ 113	$ 2,804
Owner occupied commercial mortgage	719	4,159	9,140	455	14,473
Non-owner occupied commercial mortgage	2,283	5,293	2,012	314	9,902
Commercial and industrial	6,804	13,490	3,617	194	24,105
Leases	779	1,352	40	—	2,171
Total commercial	$ 11,185	$ 25,620	$ 15,574	$ 1,076	$ 53,455
Consumer					
Residential mortgage	275	1,096	3,584	8,354	13,309
Revolving mortgage	86	149	67	1,649	1,951
Consumer auto	12	693	709	—	1,414
Consumer other	332	163	119	38	652
Total consumer	$ 705	$ 2,101	$ 4,479	$ 10,041	$ 17,326
Total loans and leases	$ 11,890	$ 27,721	$ 20,053	$ 11,117	$ 70,781

The following provides information regarding the sensitivity of loans and leases to changes in interest rates.

Table 34
Loan Interest Rate Sensitivity

dollars in millions

| | Loans Maturing One Year or After with | |
	Fixed Interest Rates	Variable Interest Rates
Commercial		
Commercial construction	$ 999	$ 1,205
Owner occupied commercial mortgage	12,183	1,571
Non-owner occupied commercial mortgage	2,966	4,653
Commercial and industrial	7,803	9,498
Leases	1,392	—
Total commercial	$ 25,343	$ 16,927
Consumer		
Residential mortgage	7,325	5,709
Revolving mortgage	36	1,829
Consumer auto	1,402	—
Consumer other	287	33
Total consumer	$ 9,050	$ 7,571
Total loans and leases	$ 34,393	$ 24,498

Reference Rate Reform

The administrator of LIBOR has announced that publication of the most commonly used tenors of U.S. Dollar LIBOR will cease to be provided or cease to be representative after June 30, 2023. The U.S. federal banking agencies had also issued guidance strongly encouraging banking organizations to cease using the U.S. Dollar LIBOR as a reference rate in "new" contracts by December 31, 2021 at the latest. Accordingly, prior to the CIT Merger, FCB and CIT had ceased originating new products using LIBOR by the end of 2021.

In April 2018, the FRB of New York commenced publication of SOFR, which has been recommended as an alternative to U.S. Dollar LIBOR by the Alternative Reference Rates Committee, a group of market and official sector participants. On March 15, 2022, the U.S. Congress adopted, as part of the Consolidated Appropriation Act of 2022, the Adjustable Interest (LIBOR) Act, which provides certain statutory requirements and guidance for the selection and use of alternative reference rates in legacy financial contracts governed by U.S. law that do not provide for the use of a clearly defined or practicable alternative reference rate. On July 19, 2022, the Board of Governors of the Federal Reserve System issued a notice of proposed rulemaking on a proposed regulation to implement the LIBOR Act, as required by its terms. The LIBOR Act requires implementing regulations be in place within 180 days of its enactment. The final rule was approved by the FRB on December 16, 2022 and will become effective 30 days after it is published in the Federal Register. BancShares anticipates using Board-selected benchmark replacements to take advantage of the safe harbors that are afforded in the rule.

BancShares holds instruments such as loans, investments, derivative products, and other financial instruments that use LIBOR as a benchmark rate. However, BancShares' LIBOR exposure is primarily to tenures other than one week and two-month USD LIBOR.

LIBOR is a benchmark interest rate for most of our floating rate loans and our Series B Preferred Stock, as well as certain liabilities and off-balance sheet exposures. We continue to monitor industry and regulatory developments and have a well-established transition program in place to manage the implementation of alternative reference rates as the market transitions away from LIBOR. Coordination is being handled by a cross-functional project team governed by executive sponsors. Its mission is to work with our businesses to ensure a smooth transition for BancShares and its customers to an appropriate LIBOR alternative. Certain financial markets and products have already migrated to alternatives. The project team ensures that BancShares is ready to move quickly and efficiently as consensus around LIBOR alternatives emerge. BancShares has processes in place to complete its review of the population of legal contracts impacted by the LIBOR transition, and updates to our operational systems and processes are substantially in place.

BancShares is utilizing SOFR as our preferred replacement index for LIBOR. As loans mature and new originations occur a larger percentage of BancShares' variable-rate loans are expected to reference SOFR in response to the discontinuation of LIBOR. However, we are positioned to accommodate other alternative reference rates (e.g., credit sensitive rates) in response to how the market evolves. Further, BancShares plans to move to SOFR for its Series B Preferred Stock since the dividends for the Series B Preferred Stock after June 15, 2022 are based on a floating rate tied to three-month LIBOR.

For a further discussion of risks BancShares faces in connection with the replacement of LIBOR on its operations, see "Risk Factors—Market Risks—*We may be adversely impacted by the transition from LIBOR as a reference rate.*" in Item 1A. Risk Factors of this Annual Report on Form 10-K.

LIQUIDITY RISK

Our liquidity risk management and monitoring process is designed to ensure the availability of adequate cash and collateral resources and funding capacity to meet our obligations. Our overall liquidity management strategy is intended to ensure appropriate liquidity to meet expected and contingent funding needs under both normal and stressed environments. Consistent with this strategy, we maintain sufficient amounts of Available Cash and High Quality Liquid Securities ("HQLS"). Additional sources of liquidity include FHLB borrowing capacity, committed credit facilities, repurchase agreements, brokered CD issuances, unsecured debt issuances, and cash collections generated by portfolio asset sales to third parties.

We utilize a series of measurement tools to assess and monitor the level and adequacy of our liquidity position, liquidity conditions and trends. We measure and forecast liquidity and liquidity risks under different hypothetical scenarios and across different horizons. We use a liquidity stress testing framework to better understand the range of potential risks and their impacts to which BancShares is exposed. Stress test results inform our business strategy, risk appetite, levels of liquid assets, and contingency funding plans. Also included among our liquidity measurement tools are key risk indicators that assist in identifying potential liquidity risk and stress events.

BancShares maintains a framework to establish liquidity risk tolerances, monitoring, and breach escalation protocol to alert management of potential funding and liquidity risks and to initiate mitigating actions as appropriate. Further, BancShares maintains a contingent funding plan which details protocols and potential actions to be taken under liquidity stress conditions.

Liquidity includes Available Cash and HQLS. At December 31, 2022 we had $18.24 billion of total Liquid Assets (16.7% of total assets) and $13.52 billion of contingent liquidity sources available.

Table 35
Liquidity

dollars in millions	December 31, 2022	
Available Cash	$	4,894
High Quality Liquid Securities		13,350
Liquid Assets	$	18,244
FHLB capacity[1]	$	9,218
FRB capacity		4,203
Line of credit		100
Total contingent sources	$	13,521
Total Liquid Assets and contingent sources	$	31,765

[1] _See Table 36 for additional details._

We fund our operations through deposits and borrowings. Our primary source of liquidity is our branch-generated deposit portfolio due to the generally stable balances and low cost. Deposits totaled $89.41 billion and $51.41 billion at December 31, 2022 and December 31, 2021, respectively. As needed, we use borrowings to diversify the funding of our business operations. Borrowings totaled $6.65 billion and $1.78 billion at December 31, 2022 and 2021, respectively. Borrowings primarily consist of FHLB advances, senior unsecured notes, securities sold under customer repurchase agreements, and subordinated notes.

A source of available funds is advances from the FHLB of Atlanta. We may pledge assets for secured borrowing transactions, which include borrowings from the FHLB and/or FRB, or for other purposes as required or permitted by law. The debt issued in conjunction with these transactions is collateralized by certain discrete receivables, securities, loans, leases and/or underlying equipment. Certain related cash balances are restricted.

FHLB Advances

Table 36
FHLB Balances

dollars in millions	December 31, 2022		December 31, 2021		December 31, 2020	
	Total		Total		Total	
Total borrowing capacity	$	14,918	$	9,564	$	8,638
Less:						
Advances		4,250		645		655
Letters of credit[1]		1,450		—		—
Available capacity	$	9,218	$	8,919	$	7,983
Pledged Non-PCD loans (contractual balance)	$	23,491	$	14,507	$	12,157
Weighted Average Rate		3.28 %		1.28 %		1.28 %

[1] _Letters of credit were established with the FHLB to collateralize public funds._

The increase in advances from December 31, 2021 reflected FHLB borrowings of $6.15 billion, partially offset by repayments of $2.55 billion. FHLB borrowings remaining at December 31, 2022 consisted of $1.75 billion short-term and $2.50 billion long-term. We grew FHLB advances during 2022 to supplement funding due to the decrease in deposits and increase in loans. With the growth in deposits in the fourth quarter of 2022, we were able to rebalance our funding and we repaid $1.75 billion of the outstanding FHLB advances in January 2023 and an additional $600 million in February 2023.

Under borrowing arrangements with the FRB of Richmond, FCB has access to an additional $4.20 billion on a secured basis. There were no outstanding borrowings with the FRB Discount Window at December 31, 2022 and 2021.

Commitments and Contractual Obligations
Table 37 identifies significant obligations and commitments as of December 31, 2022, representing required and potential cash outflows. See Note 24 — Commitments and Contingencies for additional information regarding commitments. Financing commitments, letters of credit and deferred purchase commitments are presented at contractual amounts and do not necessarily reflect future cash outflows as many are expected to expire unused or partially used.

Table 37
Commitments and Contractual Obligations

dollars in millions

Type of Obligation	Less than 1 year	1-3 years	4-5 years	Thereafter	Total
Payments Due by Period					
Contractual obligations:					
Time deposits	$ 6,896	$ 3,481	$ 107	$ 126	$ 10,610
Short-term borrowings	2,186	—	—	—	2,186
Long-term obligations	518	2,865	35	1,041	4,459
Total contractual obligations	$ 9,600	$ 6,346	$ 142	$ 1,167	$ 17,255
Commitments:					
Financing commitments	$ 11,445	$ 4,627	$ 2,875	$ 4,505	$ 23,452
Letters of credit	212	121	138	9	480
Deferred purchase agreements	2,039	—	—	—	2,039
Purchase and funding commitments	913	28	—	—	941
Affordable housing partnerships[1]	132	137	16	10	295
Total commitments	$ 14,741	$ 4,913	$ 3,029	$ 4,524	$ 27,207

[1] On-balance sheet commitments, included in other liabilities.

CRA Investment Commitment
As part of the CIT Merger, BancShares adopted a community benefit plan, developed in collaboration with representatives of community reinvestment organizations. See further discussion on CRA, including details on investment commitments, in the subsection "Subsidiary Bank - FCB" in Item 1. Business — Regulatory Considerations of this Annual Report on Form 10-K.

CAPITAL

Capital requirements applicable to BancShares are discussed in "Regulatory Considerations" section in Item 1. Business of this Annual Report of Form 10-K.

BancShares maintains a comprehensive capital adequacy process. BancShares establishes internal capital risk limits and warning thresholds, which utilize Risk-Based and Leverage-Based Capital calculations, internal and external early warning indicators, its capital planning process, and stress testing to evaluate BancShares' capital adequacy for multiple types of risk in both normal and stressed environments. The capital management framework requires contingency plans be defined and may be employed at management's discretion.

Share Repurchase Program
On July 26, 2022, the Board authorized a share repurchase program for up to 1,500,000 shares of BancShares' Class A common stock for the period commencing August 1, 2022 through July 28, 2023. We purchased 1,027,414 shares of Class A common stock during the third quarter of 2022, and we repurchased the remaining 472,586 shares of Class A common stock during the fourth quarter of 2022, thereby completing the share repurchase program. See Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities of this Annual Report on Form 10-K for further details on purchases.

Common and Preferred Stock Dividends
During the first three quarters of 2022, we paid a quarterly dividend of $0.47 on the Class A common stock and Class B common stock. On October 25, 2022, our Board of Directors declared a quarterly dividend increase on the Class A common stock and Class B common stock to $0.75 per common share. The fourth quarter dividends were paid on December 15, 2022. On January 24, 2023, our Board of Directors declared a quarterly dividend on the Class A common stock and Class B common stock of $0.75 per common share. The dividends are payable on March 15, 2023 to stockholders of record as of February 28, 2023.

On January 24, 2023, our Board of Directors also declared dividends on our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The dividends are payable on March 15, 2023. Dividend payment information on our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is disclosed in Note 17 — Stockholders' Equity.

Capital Composition and Ratios

In connection with the consummation of the CIT Merger, the Parent Company issued approximately 6.1 million shares of its Class A common stock. Additionally, shares of CIT Series A Preferred Stock were automatically converted into the right to receive shares of BancShares Series B Preferred Stock and shares of CIT Series B Preferred Stock were automatically converted into the right to receive shares of BancShares Series C Preferred Stock. In connection with the consummation of the CIT Merger, the Parent Company issued (a) 325,000 shares of BancShares Series B Preferred Stock with a liquidation preference of $1,000 per share, resulting in a total liquidation preference of $325 million, and (b) 8 million shares of BancShares Series C Preferred Stock with a liquidation preference of $25 per share, resulting in a total liquidation preference of $200 million.

The table below shows activities that caused the change in outstanding shares of Class A common stock for the year.

Table 38
Changes in Shares of Class A Common Stock Outstanding

	Year Ended December 31, 2022
Class A shares outstanding at beginning of period	8,811,220
Share issuance in conjunction with the CIT Merger	6,140,010
Restricted stock units vested, net of shares held to cover taxes	49,787
Shares purchased under authorized repurchase plan	(1,500,000)
Class A shares outstanding at end of period	13,501,017

We also had 1,005,185 shares of Class B common stock outstanding at December 31, 2022 and 2021.

We are committed to effectively managing our capital to protect our depositors, creditors and stockholders. We continually monitor the capital levels and ratios for BancShares and FCB to ensure they exceed the minimum requirements imposed by regulatory authorities and to ensure they are appropriate given growth projections, risk profile and potential changes in the regulatory or external environment. Failure to meet certain capital requirements may result in actions by regulatory agencies that could have a material impact on our consolidated financial statements.

In accordance with GAAP, the unrealized gains and losses on certain assets and liabilities, net of deferred taxes, are included in accumulated other comprehensive loss within stockholders' equity. These amounts are excluded from regulatory in the calculation of our regulatory capital ratios under current regulatory guidelines.

Table 39
Analysis of Capital Adequacy

dollars in millions	Requirements to be Well-Capitalized	December 31, 2022		December 31, 2021		December 31, 2020	
		Amount	Ratio	Amount	Ratio	Amount	Ratio
BancShares							
Risk-based capital ratios							
Total risk-based capital	10.00 %	$ 11,799	13.18 %	$ 5,042	14.35 %	$ 4,577	13.81 %
Tier 1 risk-based capital	8.00 %	9,902	11.06 %	4,380	12.47 %	3,856	11.63 %
Common equity Tier 1	6.50 %	9,021	10.08 %	4,041	11.50 %	3,516	10.61 %
Tier 1 leverage ratio	5.00 %	9,902	8.99 %	4,380	7.59 %	3,856	7.86 %
FCB							
Risk-based capital ratios							
Total risk-based capital	10.00 %	$ 11,627	12.99 %	$ 4,858	13.85 %	$ 4,543	13.72 %
Tier 1 risk-based capital	8.00 %	10,186	11.38 %	4,651	13.26 %	4,277	12.92 %
Common equity Tier 1	6.50 %	10,186	11.38 %	4,651	13.26 %	4,277	12.92 %
Tier 1 leverage ratio	5.00 %	10,186	9.25 %	4,651	8.07 %	4,277	8.72 %

At December 31, 2022, BancShares and FCB had risk-based capital ratio conservation buffers of 5.06% and 4.99%, respectively, which are in excess of the Basel III conservation buffer of 2.50%. At December 31, 2021, BancShares and FCB had risk-based capital ratio conservation buffers of 6.35% and 5.85%, respectively. The capital ratio conservation buffers represent the excess of the regulatory capital ratio as of December 31, 2022 and 2021 over the Basel III minimum for the ratio that is the binding constraint. Additional Tier 1 capital for BancShares includes preferred stock discussed further in Note 17 — Stockholders' Equity. Additional Tier 2 capital for BancShares and FCB primarily consists of qualifying ACL and qualifying subordinated debt.

CRITICAL ACCOUNTING ESTIMATES

The accounting and reporting policies of BancShares are in accordance with GAAP and are described in Note 1 — Significant Accounting Policies and Basis of Presentation. The preparation of financial statements in conformity with GAAP requires us to exercise judgment in determining many of the estimates and assumptions utilized to arrive at the carrying value of assets and liabilities and amounts reported for revenues and expenses. Our financial position and results of operations could be materially affected by changes to these estimates and assumptions.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements. Accounting estimates related to BancShares' ACL and certain purchase accounting fair value estimates for the CIT Merger related to loans, core deposit intangibles, and operating lease equipment in the Rail segment ("Rail Assets") are considered to be critical accounting estimates because considerable judgment and estimation is applied by management.

ACL

The ACL represents management's best estimate of credit losses expected over the life of the loan or lease, adjusted for expected contractual payments and the impact of prepayment expectations. Estimates for loan and lease losses are determined by analyzing quantitative and qualitative components present as of the evaluation date. The ACL is calculated based on a variety of considerations, including, but not limited to actual net loss history of the various loan and lease pools, delinquency trends, changes in forecasted economic conditions, loan growth, estimated loan life, and changes in portfolio credit quality. Loans and leases are segregated into pools with similar risk characteristics and each have a model that is utilized to estimate the ACL. The ACL models utilize economic variables, including unemployment, GDP, home price index, commercial real estate index, corporate profits, and credit spreads. These economic variables are based on macroeconomic scenario forecasts with a forecast horizon that covers the lives of the loan portfolios.

While management utilizes its best judgment and information available, the ultimate adequacy of our ACL is dependent upon a variety of factors beyond our control which are inherently difficult to predict, the most significant being the macroeconomic scenario forecasts that determine the economic variables utilized in the ACL models. Due to the inherent uncertainty in the macroeconomic forecasts, BancShares utilizes baseline, upside, and downside macroeconomic scenarios and weights the scenarios based on review of variable forecasts for each scenario and comparison to expectations. At December 31, 2022, ACL estimates in these scenarios ranged from approximately $685 million when weighting the upside scenario 100%, to approximately $1.23 billion when weighting the downside scenario 100%. BancShares management determined that an ACL of $922 million was appropriate as of December 31, 2022.

Current economic conditions and forecasts can change which could affect the anticipated amount of estimated credit losses and therefore the appropriateness of the ACL. It is difficult to estimate how potential changes in any one economic factor or input might affect the overall ACL because a wide variety of factors and inputs are considered in estimating the ACL and changes in those factors and inputs considered may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

Accounting policies related to the ACL are discussed in Note 1 — Significant Accounting Policies and Basis of Presentation. For more information regarding the ACL, refer to the Credit Risk Management — ACL section of this MD&A and Note 5 — Allowance for Credit Losses.

Purchase Accounting Fair Value Estimates

Acquired assets and liabilities in a business combination are recorded at their fair values as of the date of acquisition. The determination of estimated fair values required management to make certain estimates about discount rates, future expected cash flows, market conditions at the time of the merger and other future events that are highly subjective in nature and may require adjustments. The fair values for these items are further discussed in Note 2 — Business Combinations.

Fair values of acquired loans and leases, core deposit intangibles recorded and Rail Assets associated with the CIT Merger are considered critical accounting estimates and discussed further below.

Loans and Leases

Fair values for loans acquired in the CIT Merger were based on a discounted cash flow methodology that forecasts expected credit and prepayment adjusted cash flows, which were discounted using market-based discount rates. This approach also considered factors including the type of loan and related collateral, fixed or variable interest rate, remaining term, credit quality ratings or scores, and amortization status.

Selected larger, impaired loans were specifically reviewed to evaluate fair value. Loans with similar risk characteristics were pooled together when applying various valuation techniques. The discount rates used for loans were based on an evaluation of current market rates for new originations of comparable loans and required rates of return for market participants to purchase similar assets, including adjustments for liquidity and credit quality when necessary. In our valuation analysis, the discount rate had the most significant impact on the valuation. An increase of 0.25% to the discount rates used to derive the fair value of the loans at the time of the merger would have reduced the approximate fair value by $201 million, whereas a decrease of 0.25% to the discount rates would have increased the fair value by approximately $202 million.

Core Deposit Intangibles

Certain core deposits were acquired as part of the CIT Merger, which provide an additional source of funds for BancShares. Core deposit intangibles represent the costs saved by BancShares by acquiring the core deposits rather than sourcing the funds elsewhere. The core deposit intangibles were recorded at fair value of $143 million. See Note 1 — Significant Accounting Policies and Basis of Presentation for further accounting policy information and Note 8 — Goodwill and Other Intangibles.

Core deposit intangibles were valued using the income approach, after-tax cost savings method. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over their estimated average remaining life. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost. The discounted cash flow methodology considered discount rate, client attrition rates, cost of the deposit base, reserve requirements, net maintenance cost, and an estimate of the cost associated with alternative funding sources. In our valuation analysis, the discount rate had the most significant impact on the valuation. An increase of 0.25% to the discount rates used to derive the core deposit intangibles at the Merger Date would have decreased core deposit intangibles by approximately $6 million, whereas a decrease to the discount rates of 0.25% would have increased core deposit intangibles by approximately $8 million.

Rail Assets

Our Rail Assets consist of railcars and locomotives. Fair values for acquired Rail Assets were based primarily on a cost approach under an in-use premise. The sales approach was used to value Rail Assets when market information was available. A discount was recorded for Rail Assets to reduce the carrying value to fair value. Rail Assets are discussed further in the Rail discussion in the section entitled "Results by Business Segment" of this MD&A.

RECENT ACCOUNTING PRONOUNCEMENTS

The following ASUs issued by the FASB were adopted by BancShares as of January 1, 2023. There were no other recent accounting pronouncements issued but not yet adopted by BancShares as of January 1, 2023.

Standard	Summary of Guidance	Effect on BancShares' Financial Statements
ASU 2022-01, *Fair Value Hedging - Portfolio Layer Method* Issued March 2022	The amendments in this Update allow entities to designate multiple hedged layers of a single closed portfolio, and expands the scope of the portfolio layer method to include non-prepayable financial assets. Provides additional guidance on the accounting for and disclosure of hedge basis adjustments under the portfolio layer method. In addition, as of the adoption date the Update permits reclassification of debt securities from the held-to-maturity category to the available-for-sale category if the entity intends to include those securities in a portfolio designated in a portfolio layer method hedge.	BancShares adopted ASU 2022-01 as of January 1, 2023. Adoption of this ASU did not have a material impact on BancShares' consolidated financial statements and disclosures as BancShares did not have any hedged portfolios.
ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures Issued March 2022	For creditors that have adopted CECL, the amendments in this ASU: (i) eliminate the previous recognition and measurement guidance for TDRs, (ii) require new disclosures for loan modifications when a borrower is experiencing financial difficulty (the "Modification Disclosures") and (iii) require disclosures of current period gross charge-offs by year of origination in the vintage disclosures (the "Gross Charge-off Vintage Disclosures")

The Modification Disclosures apply to the following modification types: principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, or a combination thereof. Creditors will be required to disclose the following by loan class: (i) amounts and relative percentages of each modification type, (ii) the financial effect of each modification type, including the incremental effect of principal forgiveness or reduction in weighted average interest rate, (iii) the performance of the loan in the 12 months following the modification and (iv) qualitative information discussing how the modifications factored into the determination of the ACL. | BancShares adopted ASU 2022-02 as of January 1, 2023 and elected to apply the modified retrospective transition method for ACL recognition and measurement.

As a result of adopting this ASU, BancShares does not expect a material change to its ACL related to loans previously modified as a TDR and, therefore, does not expect a material cumulative effect adjustment to retained earnings as of January 1, 2023.

The Modification Disclosures and Gross Charge-off Vintage Disclosures are required to be applied prospectively, beginning in BancShares' Quarterly Report on Form 10-Q as of and for the three months ending March 31, 2023. |

The following ASUs related to reference rate reform can be applied through December 31, 2024:

Standard	Summary of Guidance	Effect on BancShares' Financial Statements
ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting Issued March 2020

ASU 2021-01, Reference Rate Reform (Topic 848): Scope Issued January 2021

ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 Issued December 2022 | The amendments in these updates apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.

Allows entities to prospectively apply certain optional expedients for contract modifications and removes the requirements to remeasure contract modifications or de-designate hedging relationships. In addition, potential sources of ineffectiveness as a result of reference rate reform may be disregarded when performing certain effectiveness assessments.

The main purpose of the practical expedients is to ease the administrative burden of accounting for contracts impacted by reference rate reform.

ASU 2021-01 refines the scope of ASC 848 and clarifies which optional expedients may be applied to derivative instruments that do not reference LIBOR or a reference rate that is expected to be discontinued, but that are being modified in connection with the market-wide transition to new reference rates.

ASU 2022-06 extends the period of time entities can utilize the reference rate reform relief guidance under ASU 2020-04 from December 31, 2022 to December 31, 2024. | BancShares continues to assess the impact of the optional expedients available through December 31, 2024 for eligible contract modifications and hedge relationships.

However, the reference rate reform optional expedients have not yet been applied to any contracts and adoption of this guidance has not had, and is expected to continue to not have, a material impact on the financial statements. |

NON-GAAP FINANCIAL MEASUREMENTS

BancShares provides certain non-GAAP information in reporting its financial results to give investors additional data to evaluate its operations. A non-GAAP financial measure is a numerical measure of a company's historical or future financial performance or financial position that may either exclude or include amounts or is adjusted in some way to the effect of including or excluding amounts, as compared to the most directly comparable measure calculated and presented in accordance with GAAP financial statements. BancShares believes that non-GAAP financial measures, when reviewed in conjunction with GAAP financial information, can provide transparency about, or an alternate means of assessing, its operating results and financial position to its investors, analysts and management. These non-GAAP measures should be considered in addition to, and not superior to or a substitute for, GAAP measures presented in BancShares' consolidated financial statements and other publicly filed reports. In addition, our non-GAAP measures may be different from or inconsistent with non-GAAP financial measures used by other institutions.

Whenever we refer to a non-GAAP financial measure we will generally define and present the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, along with a reconciliation between the U.S. GAAP financial measure and the non-GAAP financial measure. We describe each of these measures below and explain why we believe the measure to be useful.

The following table provides a reconciliation of net income (GAAP) to net revenue on operating leases (non-GAAP) for the Rail Segment.

Adjusted Rental Income on Operating Lease Equipment for Rail Segment

Adjusted rental income on operating lease equipment within the Rail segment is calculated as gross revenue earned on rail car leases less depreciation and maintenance. This metric allows us to monitor the performance and profitability of the rail leases after deducting direct expenses.

The table below presents a reconciliation of net income to adjusted rental income on operating lease equipment.

Table 40
Rail Segment

dollars in millions	Year ended December 31					
	2022		**2021**		**2020**	
Net income (GAAP)	$	112	$	—	$	—
Plus: Provision for income taxes		37		—		—
Plus: Other noninterest expense		63		—		—
Less: Other noninterest income		5		—		—
Plus: Interest expense, net		80		—		—
Adjusted rental income on operating lease equipment (non-GAAP)	$	287	$	—	$	—

FOURTH QUARTER ANALYSIS

Table 41
Selected Financial Data

dollars in millions, except share data		Three Months Ended				
		December 31, 2022		September 30, 2022		December 31, 2021
SUMMARY OF OPERATIONS						
Interest income	$	1,040	$	906	$	371
Interest expense		238		111		14
Net interest income		802		795		357
Provision (benefit) for credit losses		79		60		(5)
Net interest income after provision for credit losses		723		735		362
Noninterest income		429		433		114
Noninterest expense		760		760		323
Income before income taxes		392		408		153
Income taxes		135		93		30
Net income		257		315		123
Preferred stock dividends		14		12		4
Net income available to common stockholders	$	243	$	303	$	119
PER COMMON SHARE DATA						
Average diluted common shares		14,607,426		15,727,993		9,816,405
Net income available to common stockholders (diluted)	$	16.67	$	19.25	$	12.09
KEY PERFORMANCE METRICS						
Return on average assets (ROA)		0.93 %		1.16 %		0.84 %
Net interest margin (NIM) [1]		3.36 %		3.40 %		2.58 %
SELECTED QUARTERLY AVERAGE BALANCES						
Total investments	$	18,876	$	19,119	$	11,424
Total loans and leases [1]		70,465		68,824		32,488
Total operating lease equipment (net)		8,049		7,981		—
Total assets		109,792		107,987		58,116
Total deposits		89,042		88,422		51,239
Total stockholders' equity		9,621		10,499		4,633
ASSET QUALITY						
Ratio of nonaccrual loans to total loans		0.89 %		0.65 %		0.37 %
Allowance for credit losses to loans ratio		1.30 %		1.26 %		0.55 %
Net charge off ratio		0.14 %		0.10 %		(0.01)%

[1] Calculation is further discussed below in Table 42 of this MD&A.

For the three months ended December 31, 2022 compared to the three months ended September 30, 2022:

- *Net income* for the three months ended December 31, 2022 was $257 million, a decrease of $58 million, or 18% compared to the three months ended September 30, 2022. Net income available to common stockholders for the three months ended December 31, 2022 totaled $243 million, a decrease of $60 million, or 20% compared to the linked quarter. Net income per diluted common share for the three months ended December 31, 2022. was $16.67, a decrease of 13% from the linked quarter. The decreases were primarily due to higher provision for income taxes, reflecting taxes on the early surrender of BOLI contracts, and higher provision for credit losses.
  - Fourth quarter results were impacted by the strategic decision to exit $1.25 billion of BOLI policies. The surrender of the policies resulted in a tax charge of $55 million. Favorable market conditions prompted us to exit this long-term, illiquid asset. As we receive proceeds from the surrender, those will increase our capital and liquidity positions while at the same time allow us to invest in highly liquid assets at higher yields.
- *Return on average assets* for the three months ended December 31, 2022 was 0.93%, compared to 1.16% for the three months ended September 30, 2022, impacted by the higher income taxes noted above.
- *NII* for the three months ended December 31, 2022 was $802 million, an increase of $7 million, or 1% compared to the three months ended September 30, 2022. See average balances and rates below for more detail.
- *NIM* for the three months ended December 31, 2022 was 3.36%, a decrease of 4 bps from 3.40% for the three months ended September 30, 2022. See average balances and rates below for more detail.

- *Provision for credit losses* for the three months ended December 31, 2022 was $79 million compared to a provision of $60 million for the three months ended September 30, 2022. The increase was primarily due to changes in reserves on individually evaluated loans, an increase in net charge-offs, loan growth and deterioration in the economic outlook, partially offset by a change in portfolio mix. The net charge-off ratio for the three months ended December 31, 2022 was 0.14%, up from 0.10% for the three months ended September 30, 2022.
- *Noninterest income* for the three months ended December 31, 2022 was $429 million, a decrease of $4 million compared to $433 million for the three months ended September 30, 2022. The change was primarily due to declines in other noninterest income (spread among various accounts), partially offset by higher rental income on operating leases, factoring commissions, service charges on deposit accounts and insurance commissions. Rental income on operating lease equipment increased $5 million on a gross basis, reflecting continued improvement in utilization and a higher lease rate. Noninterest income from fee generating lines of business including service charges on deposit accounts, factoring and insurance commissions, card services and fee income and other service charges increased $8 million. All other noninterest income declined by $17 million, spread among various accounts.
- *Noninterest expense* for the three months ended December 31, 2022 was $760 million, unchanged from the three months ended September 30, 2022. While the total was unchanged over the prior quarter, there was a $6 million increase in marketing costs, primarily related to the Direct Bank and a $3 million increase in net occupancy expense due to increased repairs and utilities costs. These were offset by a $4 million decline in maintenance and depreciation expense on operating lease equipment, a $4 million decline in merger-related expenses and a $1 million decline in other operating expenses spread among various accounts.
- Select items in the current and linked quarters include:
  - For the three months ended December 31, 2022:
    - CIT Merger-related expenses of $29 million in noninterest expense.
    - A provision for income taxes of $55 million related to the BOLI termination.
  - For the three months ended September 30, 2022:
    - CIT Merger-related expenses of $33 million in noninterest expense.

For the three months ended December 31, 2022 compared to the three months ended December 31, 2021:
- *Net income* for the three months ended December 31, 2022 was $257 million, an increase of $134 million, or 108% compared to the three months ended December 31, 2021. Net income available to common stockholders for the three months ended December 31, 2022 totaled $243 million, an increase of $124 million, or 105% compared to the three months ended December 31, 2021. Net income per diluted common share for the three months ended December 31, 2022 was $16.67, an increase of 38% over the three months ended December 31, 2021. The increases are primarily attributed to the CIT Merger.
- Select items for the three months ended December 31, 2022 are mentioned above.
- *Return on average assets* for the three months ended December 31, 2022 was 0.93%, compared to 0.84% in the same quarter in 2021.
- *NII* was $802 million for the three months ended December 31, 2022, an increase of $445 million, or 124% compared to the three months ended December 31, 2021. This was primarily due to the CIT Merger, as well as subsequent loan growth and rising interest rates, partially offset by a decline in interest income on SBA-PPP loans.
- *NIM* was 3.36% for the three months ended December 31, 2022, an increase of 78 bps from 2.58% for the three months ended December 31, 2021. The increase reflected the higher interest rate environment and the assets acquired and liabilities assumed in the CIT Merger.
- *Provision for credit losses* for the three months ended December 31, 2022 was $79 million, compared to a benefit of $5 million for the three months ended December 31, 2021. The increase primarily reflects the CIT Merger, as well as deterioration in the macroeconomic forecasts used in the CECL forecasting process and loan growth. The net charge-off ratio for the three months ended December 31, 2022 was 0.14%, compared to a net recovery of 0.01% for the three months ended December 31, 2021.
- *Noninterest income* for the three months ended December 31, 2022 was $429 million, an increase of $315 million compared to $114 million for the three months ended December 31, 2021. The increase was due primarily to the added activity due to the CIT Merger, including rental income on operating leases totaling $224 million.
- *Noninterest expense* for the three months ended December 31, 2022 was $760 million, an increase of $437 million compared to $323 million for the three months ended December 31, 2021. The increase is primarily associated with the CIT Merger, including higher salaries and benefit costs of $159 million, primarily due to the increase in employees and $135 million of depreciation and maintenance costs associated with the operating lease equipment.

Table 42
Average Balances and Rates

dollars in millions

| | **Three Months Ended** | | | | | | **Change in NII Due to:** | | |
| | **December 31, 2022** | | | **September 30, 2022** | | | | | |
	Average Balance	**Income / Expense**	**Yield / Rate**	**Average Balance**	**Income / Expense**	**Yield / Rate**	**Volume**[1]	**Yield / Rate**[1]	**Total Change**
Loans and leases [1][2]	$ 69,290	$ 892	5.09 %	$ 67,733	$ 785	4.58 %	$ 18	$ 89	$ 107
Total investment securities	18,876	92	1.95	19,119	90	1.88	(1)	3	2
Interest-earning deposits at banks	6,193	56	3.60	5,685	31	2.17	3	22	25
Total interest-earning assets [2]	$ 94,359	$ 1,040	4.36 %	$ 92,537	$ 906	3.87 %	$ 20	$ 114	$ 134
Operating lease equipment, net	$ 8,049			$ 7,981					
Cash and due from banks	500			489					
Allowance for credit losses	(886)			(851)					
All other noninterest-earning assets	7,770			7,831					
Total assets	$ 109,792			$ 107,987					
Interest-bearing deposits:									
Checking with interest	$ 15,985	$ 13	0.24 %	$ 16,160	$ 7	0.14 %	$ —	$ 6	$ 6
Money market	21,200	60	1.13	22,993	32	0.55	(3)	31	28
Savings	15,831	69	1.73	13,956	28	0.78	4	37	41
Time deposits	9,516	34	1.42	8,436	11	0.54	2	21	23
Total interest-bearing deposits	62,532	176	1.12	61,545	78	0.50	3	95	98
Borrowings:									
Securities sold under customer repurchase agreements	514	—	0.27	617	1	0.16	(1)	—	(1)
Short-term FHLB borrowings	2,080	20	3.72	1,188	8	2.57	8	4	12
Short-term borrowings	2,594	20	3.04	1,805	9	1.74	7	4	11
Federal Home Loan Bank borrowings	2,818	28	3.85	1,784	11	2.45	9	8	17
Senior unsecured borrowings	906	4	2.03	898	5	2.00	(1)	—	(1)
Subordinated debt	1,051	9	3.38	1,054	8	3.21	—	1	1
Other borrowings	25	1	6.57	67	—	4.51	—	1	1
Long-term borrowings	4,800	42	3.42	3,803	24	2.59	8	10	18
Total borrowings	7,394	62	3.28	5,608	33	2.32	15	14	29
Total interest-bearing liabilities	$ 69,926	$ 238	1.35 %	$ 67,153	$ 111	0.65 %	$ 18	$ 109	$ 127
Noninterest-bearing deposits	$ 26,510			$ 26,877					
Credit balances of factoring clients	1,174			1,089					
Other noninterest-bearing liabilities	2,561			2,369					
Stockholders' equity	9,621			10,499					
Total liabilities and stockholders' equity	$ 109,792			$ 107,987					
Interest rate spread [2]			3.01 %			3.22 %			
Net interest income and net yield on interest-earning assets [2]		$ 802	3.36 %		$ 795	3.40 %			

[1] Loans and leases include Non-PCD and PCD loans, nonaccrual loans and held for sale. Interest income on loans and leases includes accretion income and loan fees.
[2] The balance and rate presented is calculated net of average credit balances of factoring clients.

Fourth Quarter 2022 compared to Third Quarter 2022

- *NII* for the three months ended December 31, 2022 was $802 million, an increase of $7 million, or 1% compared to the three months ended September 30, 2022. The increase was primarily due to a higher yield on earning assets and loan growth, partially offset by higher funding costs and average balances.
  - Interest income earned on loans and leases for the three months ended December 31, 2022 was $892 million, an increase of $107 million compared to the third quarter of 2022. The increase was primarily due to higher yields and growth in the average loans and leases balance from $67.73 billion in the previous quarter to $69.29 billion in the current quarter.
  - Interest income earned on investment securities for the three months ended December 31, 2022 was $92 million, an increase of $2 million compared to the third quarter of 2022. The slight increase was primarily due to higher reinvestment rates.
  - Interest income earned on interest earning deposits at banks for the three months ended December 31, 2022 was $56 million, an increase of $25 million, primarily reflecting higher interest rates.
  - Interest expense on interest-bearing deposits for the three months ended December 31, 2022 was $176 million, an increase of $98 million compared to the third quarter of 2022. The increase reflected higher deposit rates as well as the higher average balance, with the increase primarily concentrated in time deposits and savings accounts.
  - Interest expense on borrowings for the three months ended December 31, 2022 was $62 million, an increase of $29 million compared to the third quarter of 2022. The increase was due to higher average FHLB borrowings that supplemented funding our loan growth. Due to the fourth quarter increase in deposits, we repaid some of the borrowings in the fourth quarter.
- *NIM* for the three months ended December 31, 2022 was 3.36%, a decrease of 4 bps from 3.40% for the three months ended September 30, 2022. The yield on earning assets increased by 49 basis points, but was offset by the increase to the cost of funding them. The cost of funding earning assets increased due to higher rates paid on interest bearing deposits and borrowings, as well as a mix shift between noninterest-bearing and interest-bearing deposits
- *Average interest-earning assets* for the three months ended December 31, 2022 were $94.36 billion. This is an increase from $92.54 billion for the three months ended September 30, 2022, primarily reflecting higher average loans and leases.
- *Average interest-bearing liabilities* for the three months ended December 31, 2022 were $69.93 billion. This is an increase from $67.15 billion for the three months ended September 30, 2022, primarily reflecting higher FHLB borrowings and deposits. The average rate on interest-bearing liabilities for the three months ended December 31, 2022 was 1.35%. This is an increase of 70 bps compared to the three months ended September 30, 2022, reflecting the higher interest rate environment.

GLOSSARY OF KEY TERMS

To assist the users of this document, we have added the following *Glossary* of key terms:

Allowance for Credit Losses ("ACL") reflects the estimated credit losses over the full remaining expected life of the portfolio. See *CECL* below.

Assets Held for Sale include loans and operating lease equipment that we no longer have the intent or ability to hold until maturity. As applicable, assets held for sale could also include a component of goodwill associated with portfolios or businesses held for sale.

Available Cash consists of the unrestricted portions of 'Cash and due from banks' and 'Interest-bearing deposits at banks', excluding cash not accessible for liquidity, such as vault cash and deposits in transit.

Available for Sale is a classification that pertains to debt securities. We classify debt securities as available for sale when they are not considered trading securities, securities carried at fair value, or held-to-maturity securities. Available for sale securities are included in investment securities in the balance sheet.

Average Interest-Earning Assets is a measure that is the sum of average loans and leases (as defined below, less the credit balances of factoring clients), loans and leases held for sale, interest-bearing deposits at banks, and investment securities. Average interest earning assets is computed using daily balances. We use this average for certain key profitability ratios, including NIM (as defined below) for the respective period.

Average Loans and Leases is computed using daily balances and is used to measure the rate of return on loans and leases (finance leases) and the rate of net charge-offs, for the respective period.

Capital Conservation Buffer ("CCB") is the excess 2.5% of each of the capital tiers that banks are required to hold in accordance with Basel III rules, above the minimum CET 1 Capital, Tier 1 capital and Total capital requirements, designed to absorb losses during periods of economic stress.

Common Equity Tier 1 ("CET1"), Additional Tier 1 Capital, Tier 1 Capital, Tier 2 Capital, and Total Capital are regulatory capital measures as defined in the capital adequacy guidelines issued by the Federal Reserve. CET1 is common stockholders' equity reduced by capital deductions such as goodwill, intangible assets and DTAs that arise from net operating loss and tax credit carryforwards and adjusted by elements of other comprehensive income and other items. Tier 1 Capital is Common Equity Tier 1 Capital plus other Additional Tier 1 Capital instruments, including non-cumulative preferred stock. Total Capital consists of Tier 1 Capital and Tier 2 Capital, which includes subordinated debt, and qualifying allowance for credit losses and other reserves.

Current Expected Credit Losses ("CECL") is a forward-looking "expected loss" model used to estimate credit losses over the full remaining expected life of the portfolio. Estimates under the CECL model are based on relevant information about past events, current conditions, and reasonable and supportable forecasts regarding the collectability of reported amounts. Generally, the model requires that an ACL be estimated and recognized for financial assets measured at amortized cost within its scope.

Delinquent Loan categorization occurs when payment is not received when contractually due. Delinquent loan trends are used as a gauge of potential portfolio degradation or improvement.

Derivative Contract is a contract whose value is derived from a specified asset or an index, such as an interest rate. As the value of that asset or index changes, so does the value of the derivative contract.

Economic Value of Equity Sensitivity ("EVE Sensitivity") measures the net impact of hypothetical changes on the value of equity by assessing the economic value of assets, liabilities and off-balance sheet instruments.

Finance leases - lessor is an agreement in which the party who owns the property (lessor), which is BancShares as part of our finance business, permits another party (lessee), which is our customer, to use the property with substantially all of the economic benefits and risks of asset ownership passed to the lessee. Finance leases are commonly known as sales-type leases and direct finance leases and are included in the consolidated balance sheet in the line "Loans and leases."

High Quality Liquid Securities ("HQLS") consist of readily-marketable, unpledged securities, as well as securities pledged but not drawn against at the FHLB and available for sale, and generally is comprised of Treasury and Agency securities held outright or via reverse repurchase agreements.

Impaired Loan is a loan for which, based on current information and events, it is probable that BancShares will be unable to collect all amounts due according to the contractual terms of the loan.

Interest income includes interest earned on loans, interest-bearing deposits at banks, debt investments and dividends on investments.

Liquid Assets includes Available Cash and HQLS.

Loans and Leases include loans, finance lease receivables, and factoring receivables, and do not include amounts contained within assets held for sale (unless otherwise noted) or operating leases.

Loan-to-Value Ratio ("LTV") is a calculation of a loan's collateral coverage that is used in underwriting and assessing risk in our lending portfolio. LTV is calculated as the total loan obligations (unpaid principal balance) secured by collateral divided by the fair value of the collateral.

Net Interest Income ("NII") reflects *Interest Income* less interest expense on deposits and borrowings. When divided by average interest earning assets, the quotient is defined as Net Interest Margin ("NIM").

Net Interest Income Sensitivity ("NII Sensitivity") measures the net impact of hypothetical changes in interest rates on forecasted NII.

Net Operating Loss Carryforward / Carryback ("NOLs") is a tax concept, whereby tax losses in one year can be used to offset taxable income in other years. The rules pertaining to the number of years allowed for the carryback or carryforward of an NOL varies by jurisdiction.

Non-accrual Loans include loans greater than or equal to $500,000 that are individually evaluated and determined to be impaired, as well as loans less than $500,000 that are delinquent (generally for 90 days or more), unless it is both well secured and in the process of collection. Non-accrual loans also include loans with revenue recognition on a cash basis because of deterioration in the financial position of the borrower.

Non-performing Assets include *Non-accrual Loans*, *OREO,* and repossessed assets.

Operating leases - lessor is a lease in which BancShares retains ownership of the asset (operating lease equipment, net), collects rental payments, recognizes depreciation on the asset, and retains the risks of ownership, including obsolescence.

Other Noninterest Income includes (1) fee income and other service charges, (2) wealth management services, (3) service charges on deposit accounts, (4) factoring commissions, (5) cardholder services, net, (6) merchant services, (7) insurance commissions, (8) realized gains and losses on investment securities available for sale, net, (9) fair value adjustment on marketable equity securities, net, (10) BOLI, (11) gains and losses on leasing equipment, net, (12) gain on acquisition, (13) gain and losses on extinguishments of debt, and (14) other noninterest income.

Other Real Estate Owned ("OREO") is a term applied to real estate properties owned by a financial institution and are considered non-performing assets.

Pledged Assets are those required under the collateral maintenance requirement in connection with borrowing availability at the FHLB, which are comprised primarily of consumer and commercial real estate loans and also include certain HQLS that are available for secured funding at the FHLB.

Purchase Accounting Adjustments ("PAA") reflect the fair value adjustments to acquired assets and liabilities assumed in a business combination.

Purchased Credit Deteriorated ("PCD") financial assets are acquired individual financial assets (or acquired groups of financial assets with similar risk characteristics) that as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by an acquirer's assessment.

Regulatory Credit Classifications used by BancShares are as follows:
- Pass — A pass rated asset is not adversely classified because it does not display any of the characteristics for adverse classification;
- Special Mention — A special mention asset has potential weaknesses which deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification;
- Substandard — A substandard asset is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected;
- Doubtful — An asset classified as doubtful has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values; and
- Loss — Assets classified as loss are considered uncollectible and of such little value it is inappropriate to be carried as an asset. This classification is not necessarily equivalent to any potential for recovery or salvage value, but rather it is not appropriate to defer a full charge-off even though partial recovery may be affected in the future.

Classified assets are rated as substandard, doubtful or loss based on the criteria outlined above. Classified assets can be accruing or on non-accrual depending on the evaluation of the relevant factors. Classified loans plus special mention loans are considered criticized loans.

Residual Values for finance leases represent the estimated value of equipment at the end of its lease term. For operating lease equipment, it is the value to which the asset is depreciated at the end of lease term or at the end of estimated useful life.

Right of Use Asset ("ROU Asset") represents our right, as lessee, to use underlying assets for the lease term, and lease liabilities represent our obligation to make lease payments arising from the leases.

Risk Weighted Assets ("RWA") is the denominator to which CET1, Tier 1 Capital and Total Capital is compared to derive the respective risk based regulatory ratios. RWA is comprised of both on-balance sheet assets and certain off-balance sheet items (for example loan commitments, purchase commitments or derivative contracts). RWA items are adjusted by certain risk-weightings as defined by the regulators, which are based upon, among other things, the relative credit risk of the counterparty.

Troubled Debt Restructuring ("TDR") occurs when a lender, for economic or legal reasons, grants a concession to the borrower related to the borrower's financial difficulties that it would not otherwise consider.

Variable Interest Entity ("VIE") is a corporation, partnership, limited liability company, or any other legal structure used to conduct activities or hold assets. These entities: lack sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; have equity owners who either do not have voting rights or lack the ability to make significant decisions affecting the entity's operations; and/or have equity owners that do not have an obligation to absorb the entity's losses or the right to receive the entity's returns.

Yield-related Fees are collected in connection with our assumption of underwriting risk in certain transactions in addition to interest income. We recognize yield-related origination fees in interest income over the life of the lending transaction and recognize yield-related prepayment fees when the loan is prepaid.

Forward-Looking Statements

Statements in this Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of BancShares. Words such as "anticipates," "believes," "estimates," "expects," "predicts," "forecasts," "intends," "plans," "projects," "targets," "designed," "could," "may," "should," "will," "potential," "continue," "aims" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BancShares' current expectations and assumptions regarding BancShares' business, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect BancShares' future financial results and performance and could cause the actual results, performance or achievements of BancShares to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, general competitive, economic, political, geopolitical events (including the military conflict between Russia and Ukraine) and market conditions, the impacts of the global COVID-19 pandemic on BancShares' business, and customers, the financial success or changing conditions or strategies of BancShares' customers or vendors, fluctuations in interest rates, actions of government regulators, including the recent and projected interest rate hikes by the Board of Governors of the Federal Reserve Board (the "Federal Reserve"), the potential impact of decisions by the Federal Reserve on BancShares' capital plans, adverse developments with respect to U.S. or global economic conditions, including the significant turbulence in the capital or financial markets, the impact of the current inflationary environment, the impact of implementation and compliance with current or proposed laws, regulations and regulatory interpretations, the availability of capital and personnel, and the failure to realize the anticipated benefits of BancShares' previously announced acquisition transaction(s), including the recently-completed transaction with CIT, which acquisition risks include (1) disruption from the transaction, or recently completed mergers, with customer, supplier or employee relationships, (2) the possibility that the amount of the costs, fees, expenses and charges related to the transaction may be greater than anticipated, including as a result of unexpected or unknown factors, events or liabilities, (3) reputational risk and the reaction of the parties' customers to the transaction, (4) the risk that the cost savings and any revenue synergies from the transaction may not be realized or take longer than anticipated to be realized, and (5) difficulties experienced in completing the integration of the businesses.

Except to the extent required by applicable law or regulation, BancShares disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential economic loss resulting from changes in market prices and interest rates. This risk can either result in diminished current fair values of financial instruments or reduced NII in future periods. Changes in fair value that result from movement in market rates cannot be predicted with any degree of certainty. Therefore, the impact that future changes in market rates will have on the fair values of financial instruments is uncertain.

As of December 31, 2022, BancShares' market risk profile had changed since December 31, 2021, primarily due to the CIT Merger.

Market risk information is set forth in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations within the "Risk Management" section and in Item 8. Notes to Consolidated Financial Statements within Note 1 — Significant Accounting Policies and Basis of Presentation, Note 14 — Derivative Financial Instruments and Note 16 — Fair Value.

Item 8. Financial Statements and Supplementary Data




REPORT OF PREDECESSOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Stockholders and the Board of Directors
First Citizens BancShares, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying statements of income, comprehensive income, changes in stockholders' equity and cash flows of First Citizens BancShares, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FORVIS, LLP

(Formerly Dixon Hughes Goodman LLP)

We served as the Company's auditor from 2004 to 2021.

Raleigh, North Carolina
February 24, 2021

FORVIS is a trademark of FORVIS, LLP, registration of which is pending with the U.S. Patent and Trademark Office.



KPMG LLP
4242 Six Forks Road
Suite 850
Raleigh, NC 27609

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Citizens BancShares, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of First Citizens BancShares, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Quantitative component of the allowance for credit losses for legacy First Citizens BancShares, Inc. loans and leases evaluated on a collective basis

As discussed in Notes 1 and 5 to the consolidated financial statements, as of December 31, 2022, the Company had an allowance for credit losses (ACL) of $922 million, which includes the quantitative component for loans evaluated on a collective basis for legacy First Citizens BancShares, Inc. loans and leases (the FCB quantitative collective ACL). Loans and leases are segregated into pools with similar risk characteristics, and each have a model that is utilized to estimate the quantitative collective ACL. The FCB quantitative collective ACL models estimate the probability of default (PD) and loss given default (LGD) for individual loans and leases within the risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of relevant economic conditions, expected future recoveries and other factors. Loan and lease level undiscounted ACL is calculated by applying the modeled PD and LGD to forecasted loan and lease balances which are adjusted for contractual payments, pre-payments, and prior defaults. The Company uses a life of loan reasonable and supportable forecast period which incorporates macroeconomic forecasts at the time of the evaluation. The Company's ACL forecasts utilize scenario weighting of a range of economic scenarios, including baseline, upside and downside scenarios. Model outputs may be adjusted through a qualitative assessment to reflect economic conditions and trends not captured within the models including credit quality, concentrations, and significant policy and underwriting changes.

We identified the assessment of the FCB quantitative collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the FCB quantitative collective ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the models used to estimate the PD and LGD, the selection of the economic scenarios, and the weighting of each economic scenario. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the FCB quantitative collective ACL including controls related to the:

- development and approval of the ACL methodology
- continued use and appropriateness of changes to the PD and LGD models, including the significant assumptions used in the PD and LGD models
- selection of the economic scenarios and the weighting of each economic scenario
- performance monitoring of the PD and LGD models
- analysis of the ACL results, trends, and ratios.

We evaluated the Company's process to develop the FCB quantitative collective ACL by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the FCB quantitative collective ACL methodology for compliance with U.S. generally accepted accounting principles
- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices
- assessing the conceptual soundness of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use
- evaluating the selection of the economic scenarios and the weighting applied to each economic scenario by comparing them to the Company's business environment and relevant industry practices

We also assessed the sufficiency of the audit evidence obtained related to the FCB quantitative collective ACL by evaluating the:

- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices
- potential bias in the accounting estimate.

Quantitative component of the allowance for credit losses for loans and leases evaluated on a collective basis acquired in the merger with CIT as of the date of the merger and as of year-end

As discussed in Notes 1 and 5 to the consolidated financial statements, on January 3, 2022, First Citizens BancShares, Inc. (the Company) closed on a merger transaction with CIT Group Inc. The Company's allowance for credit losses (ACL) on legal day one (LD1) for the CIT acquired loans and leases was $726 million, which includes the quantitative component for loans and leases evaluated on a collective basis at January 3, 2022 (the LD1 CIT quantitative collective ACL). As discussed in Notes 1 and 5 to the consolidated financial statements, as of December 31, 2022, the Company's ACL was $922 million, which includes the quantitative component for loans and leases evaluated on a collective basis for legacy CIT Group (together with the LD1 CIT quantitative collective ACL, the CIT quantitative collective ACL). Loans and leases are segregated into pools with similar risk characteristics, and each have a model that is utilized to estimate the quantitative collective ACL. The CIT quantitative collective ACL models estimate the probability of default (PD) and loss given default (LGD) for individual loans within the risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of relevant economic conditions, expected future recoveries, loan grades and other factors. Loan level undiscounted ACL is calculated by applying the modeled PD and LGD to forecasted loan balances which are adjusted for contractual payments, pre-payments, and prior defaults. The Company uses a life of loan reasonable and supportable forecast period which incorporates macroeconomic forecasts at the time of the evaluation. The CIT quantitative collective ACL forecasts utilize scenario weighting of a range of economic scenarios, including baseline, upside and downside scenarios. Model outputs may be adjusted through a qualitative assessment to reflect economic conditions and trends not captured within the models including credit quality, concentrations, and significant policy and underwriting changes.

We identified the assessment of the CIT quantitative collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the methods and models used to estimate the PD and LGD, the selection of the economic scenarios, and the weighting of each economic scenario. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of the audit evidence obtained.

The following are primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the CIT quantitative collective ACL including controls related to the:

- development and approval of the CIT quantitative collective ACL methodology
- continued use and appropriateness of changes to the PD and LGD models, including the significant assumptions used in the PD and LGD models
- selection of the economic scenarios and the weighting of each economic scenario
- performance monitoring of the PD and LGD models
- analysis of the ACL results, trends and ratios

We evaluated the Company's process to develop the CIT quantitative collective ACL by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the CIT quantitative collective ACL methodology for compliance with U.S. generally accepted accounting principles.
- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices.
- assessing the conceptual soundness of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use
- evaluating the selection of the economic scenarios and the weighting applied to each economic scenario by comparing them to the Company's business environment and relevant industry practices

We also assessed the sufficiency of the audit evidence obtained related to the CIT quantitative collective ACL by evaluating the:

- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices
- potential bias in the accounting estimate

Valuation of loans and leases, rail operating lease equipment and the core deposit intangible acquired in the merger with CIT

As discussed in Note 2 to the consolidated financial statements, on January 3, 2022, First Citizens BancShares, Inc. (the Company) closed on a merger transaction with CIT Group Inc. (the Merger). The assets acquired and liabilities assumed are required to be measured at fair value at the date of acquisition under the purchase method of accounting. The Company acquired loans and leases with a fair value of $33 billion, rail operating lease equipment of $8 billion and established a core deposit intangible (CDI) asset with a fair value of $143 million.

- The fair value of the acquired loans and leases is based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, fixed or variable interest rate, remaining term, and certain assumptions including market implied credit losses (probability of default, loss given default), discount rates, and prepayment rates.
- The fair value of the rail operating lease equipment is based primarily on a cost approach that considers factors including the railcar type, age, leasing status and certain assumptions including replacement cost, functional and economic obsolescence and salvage values. For certain rail operating lease equipment, a market approach was used that considers factors including railcar type, age and certain assumptions including estimated sales values and salvage values.
- The fair value of the CDI asset is based on an income approach, after-tax savings method. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost whereby projected net cash flow benefits are derived from estimating costs to carry deposits compared to alternative funding costs, and certain assumptions including the discount rates, interest costs, deposit attrition rates, alternative costs of funds, and net maintenance costs.

We identified the valuation of the acquired loans and leases, rail operating lease equipment and CDI asset in the Merger as a critical audit matter. Specifically, the evaluation of the methodologies and the determination of certain assumptions used to estimate the fair values involved a high degree of auditor judgment and specialized skills and knowledge. Such assumptions included the market implied credit losses, discount rates, and prepayment rates for the loans and leases; the replacement costs and the functional and economic obsolescence for the rail operating lease equipment; and the discount rate for the CDI asset. These assumptions required subjective auditor judgment as changes in the assumptions could have a significant impact on the estimated fair value.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the process to measure the estimate of fair values of the acquired loans and leases, the rail operating lease equipment and the CDI asset, including controls over:

- evaluating the fair value methodologies
- determining the market implied credit losses, discount rates, and prepayment rates for the loans and leases
- determining the replacement costs and the functional and economic obsolescence for the rail operating lease equipment
- determining the discount rate for the CDI asset

We evaluated the Company's process to develop the fair values of the acquired loans and leases, the rail operating lease equipment and the CDI asset by testing certain sources of data and assumptions that the Company used and considered the relevance and reliability of such data and assumptions. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's estimate of these fair values by:

- evaluating the valuation methodologies used by the Company to estimate the fair values for reasonableness and compliance with U.S. generally accepted accounting principles



Specific to the acquired loans and leases:

- developing independent ranges of fair value for certain acquired loans and leases, including the development of independent assumptions utilizing market data for implied credit loss, discount rate and prepayment rate assumptions
- assessing the Company's estimate of fair value for certain acquired loans and leases by comparing them to the independently developed rangesSpecific to the rail operating lease equipment:

- developing independent assumptions for replacement costs on rail operating lease equipment by assessing market information from third-party sources
- evaluating the Company's process for developing the functional and economic obsolescence, including the criteria used to determine extent of obsolescence, for reasonableness
- developing independent ranges of fair value for certain acquired rail operating lease equipment using multiple approaches and comparing the Company's estimate to the independently developed estimates

Specific to the CDI asset:

- evaluating the Company's process for developing the discount rate, by assessing the approach used to derive the assumption, reviewing the peer group used to determine the market beta for comparability, assessing market information from third-party sources and developing the size premium and company specific risk premiums and comparing to those selected by management

KPMG LLP

We have served as the Company's auditor since 2021.

Raleigh, North Carolina
February 24, 2023



KPMG LLP
4242 Six Forks Road
Suite 850
Raleigh, NC 27609

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Citizens BancShares, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited First Citizens BancShares, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Raleigh, North Carolina
February 24, 2023

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Balance Sheets

dollars in millions, except share data	December 31, 2022	December 31, 2021
Assets		
Cash and due from banks	$ 518	$ 338
Interest-earning deposits at banks	5,025	9,115
Investment in marketable equity securities (cost of $75 at December 31, 2022 and $73 at December 31, 2021)	95	98
Investment securities available for sale (cost of $9,967 at December 31, 2022 and $9,215 at December 31, 2021)	8,995	9,203
Investment securities held to maturity (fair value of $8,795 at December 31, 2022 and $3,759 at December 31, 2021)	10,279	3,809
Assets held for sale	60	99
Loans and leases	70,781	32,372
Allowance for credit losses	(922)	(178)
Loans and leases, net of allowance for credit losses	69,859	32,194
Operating lease equipment, net	8,156	—
Premises and equipment, net	1,456	1,233
Goodwill	346	346
Other intangible assets	140	19
Other assets	4,369	1,855
Total assets	$ 109,298	$ 58,309
Liabilities		
Deposits:		
Noninterest-bearing	$ 24,922	$ 21,405
Interest-bearing	64,486	30,001
Total deposits	89,408	51,406
Credit balances of factoring clients	995	—
Borrowings:		
Short-term borrowings	2,186	589
Long-term borrowings	4,459	1,195
Total borrowings	6,645	1,784
Other liabilities	2,588	381
Total liabilities	99,636	53,571
Stockholders' equity		
Preferred stock - $0.01 par value (10,000,000 shares authorized at December 31, 2022 and December 31, 2021)	881	340
Common stock:		
Class A - $1 par value (16,000,000 shares authorized; 13,501,017 and 8,811,220 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively)	14	9
Class B - $1 par value (2,000,000 shares authorized; 1,005,185 shares issued and outstanding at December 31, 2022 and December 31, 2021)	1	1
Additional paid in capital	4,109	—
Retained earnings	5,392	4,378
Accumulated other comprehensive (loss) income	(735)	10
Total stockholders' equity	9,662	4,738
Total liabilities and stockholders' equity	$ 109,298	$ 58,309

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Income

dollars in millions, except share and per share data	Year ended December 31					
		2022		2021		2020
Interest income						
Interest and fees on loans	$	2,953	$	1,295	$	1,333
Interest on investment securities		354		145		144
Interest on deposits at banks		106		11		7
Total interest income		3,413		1,451		1,484
Interest expense						
Deposits		335		33		67
Borrowings		132		28		29
Total interest expense		467		61		96
Net interest income		2,946		1,390		1,388
Provision (benefit) for credit losses		645		(37)		58
Net interest income after provision for credit losses		2,301		1,427		1,330
Noninterest income						
Rental income on operating lease equipment		864		—		—
Fee income and other service charges		163		42		37
Wealth management services		142		129		103
Service charges on deposit accounts		100		95		88
Factoring commissions		104		—		—
Cardholder services, net		102		87		74
Merchant services, net		35		33		24
Insurance commissions		47		16		15
Realized gain on sale of investment securities available for sale, net		—		33		60
Fair value adjustment on marketable equity securities, net		(3)		34		29
Bank-owned life insurance		32		3		3
Gain on sale of leasing equipment, net		15		—		—
Gain on acquisition		431		—		—
Gain on extinguishment of debt		7		—		—
Other noninterest income		97		36		44
Total noninterest income		2,136		508		477
Noninterest expense						
Depreciation on operating lease equipment		345		—		—
Maintenance and other operating lease expenses		189		—		—
Salaries and benefits		1,396		759		722
Net occupancy expense		194		117		117
Equipment expense		216		119		116
Professional fees		57		20		17
Third-party processing fees		103		60		45
FDIC insurance expense		31		14		13
Marketing expense		53		10		10
Merger-related expenses		231		29		17
Intangible asset amortization		23		12		15
Other noninterest expense		237		94		117
Total noninterest expense		3,075		1,234		1,189
Income before income taxes		1,362		701		618
Income tax expense		264		154		126
Net income	$	1,098	$	547	$	492
Preferred stock dividends		50		18		14
Net income available to common stockholders	$	1,048	$	529	$	478
Earnings per common share						
Basic	$	67.47	$	53.88	$	47.50
Diluted	$	67.40	$	53.88	$	47.50
Weighted average common shares outstanding						
Basic		15,531,924		9,816,405		10,056,654
Diluted		15,549,944		9,816,405		10,056,654

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

dollars in millions	Year ended December 31					
	2022		**2021**		**2020**	
Net income	$	1,098	$	547	$	492
Other comprehensive (loss) income, net of tax						
Net unrealized (loss) gain on securities available for sale		(730)		(88)		73
Net change in unrealized loss on securities available for sale transferred to securities held to maturity		1		(11)		4
Net change in defined benefit pension items		(16)		97		62
Other comprehensive (loss) income, net of tax	$	(745)	$	(2)	$	139
Total comprehensive income	$	353	$	545	$	631

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

dollars in millions, except share data	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid in Capital		Retained Earnings		Accumulated Other Comprehensive (Loss) Income		Total Stockholders' Equity	
Balance at December 31, 2019	$	—	$	10	$	1	$	44	$	3,658	$	(127)	$	3,586
Cumulative effect of adoption of ASC 326		—		—		—		—		37		—		37
Net income		—		—		—		—		492		—		492
Other comprehensive loss, net of tax		—		—		—		—		—		139		139
Issuance of preferred stock		340		—		—		—		—		—		340
Repurchased 813,090 shares of Class A common stock		—		(1)		—		(44)		(289)		—		(334)
Cash dividends declared ($1.67 per common share):														
Class A common stock		—		—		—		—		(15)		—		(15)
Class B common stock		—		—		—		—		(2)		—		(2)
Preferred stock dividends declared		—		—		—		—		(14)		—		(14)
Balance at December 31, 2020		340		9		1		—		3,867		12		4,229
Net income		—		—		—		—		547		—		547
Other comprehensive loss, net of tax		—		—		—		—		—		(2)		(2)
Cash dividends declared ($1.88 per common share):														
Class A common stock		—		—		—		—		(16)		—		(16)
Class B common stock		—		—		—		—		(2)		—		(2)
Preferred stock dividends declared		—		—		—		—		(18)		—		(18)
Balance at December 31, 2021		340		9		1		—		4,378		10		4,738
Net income		—		—		—		—		1,098		—		1,098
Other comprehensive loss, net of tax		—		—		—		—		—		(745)		(745)
Issued in CIT Merger:														
Common stock		—		6		—		5,273		—		—		5,279
Series B preferred stock		334		—		—		—		—		—		334
Series C preferred stock		207		—		—		—		—		—		207
Stock-based compensation		—		—		—		75		—		—		75
Repurchased 1,500,000 shares of Class A common stock		—		(1)		—		(1,239)		—		—		(1,240)
Cash dividends declared ($2.16 per common share):														
Class A common stock		—		—		—		—		(32)		—		(32)
Class B common stock		—		—		—		—		(2)		—		(2)
Preferred stock dividends declared:														
Series A		—		—		—		—		(19)		—		(19)
Series B		—		—		—		—		(20)		—		(20)
Series C		—		—		—		—		(11)		—		(11)
Balance at December 31, 2022	$	881	$	14	$	1	$	4,109	$	5,392	$	(735)	$	9,662

See accompanying Notes to Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

dollars in millions	Year Ended December 31,					
	2022		**2021**		**2020**	
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$	1,098	$	547	$	492
Adjustments to reconcile net income to cash provided by (used in) operating activities:						
Provision (benefit) for credit losses		645		(37)		58
Deferred tax expense (benefit)		206		(8)		(26)
Depreciation, amortization, and accretion, net		533		143		133
Stock based compensation expense		19		—		—
Realized gain on sale of investment securities available for sale, net		—		(33)		(60)
Fair value adjustment on marketable equity securities, net		3		(34)		(29)
Gain on sale of loans, net		(22)		(33)		(38)
Gain on sale of operating lease equipment, net		(15)		—		—
Loss on sale of premises and equipment, net		5		—		—
(Gain) loss on other real estate owned, net		(14)		(1)		4
Gain on acquisition		(431)		—		—
Gain on extinguishment of debt		(7)		—		—
Origination of loans held for sale		(499)		(1,123)		(1,042)
Proceeds from sale of loans held for sale		562		1,036		1,046
Net change in other assets		484		(733)		(135)
Net change in other liabilities		260		5		(15)
Other operating activities		(36)		(13)		(12)
Net cash provided by (used in) operating activities		2,791		(284)		376
CASH FLOWS FROM INVESTING ACTIVITIES						
Net decrease (increase) in interest-earning deposits at banks		6,965		(4,767)		(3,204)
Purchase of marketable equity securities		—		(2)		(333)
Proceeds from sales of investments in marketable equity securities		—		30		353
Purchase of investment securities available for sale		(1,985)		(6,375)		(8,667)
Proceeds from maturities of investment securities available for sale		1,237		2,455		2,791
Proceeds from sale of investment securities available for sale		2		1,367		4,585
Purchase of investment securities held to maturity		(755)		(1,401)		(1,633)
Proceeds from maturities of investment securities held to maturity		835		809		301
Net change in loans		(5,344)		423		(3,850)
Proceeds from sale of loans		245		—		13
Net decrease in credit balances of factoring clients		(538)		—		—
Purchase of operating lease equipment		(771)		—		—
Proceeds from sale of operating lease equipment		95		—		—
Purchase of premises and equipment		(155)		(107)		(133)
Proceeds from sales of premises and equipment		13		1		1
Proceeds from sales of other real estate owned		48		41		28
Acquisition, net of cash acquired		134		—		(60)
Other investing activities		49		(42)		(100)
Net cash provided by (used in) investing activities		75		(7,568)		(9,908)
CASH FLOWS FROM FINANCING ACTIVITIES						
Net increase (decrease) in time deposits		568		(406)		(1,010)
Net (decrease) increase in demand and other interest-bearing deposits		(2,259)		8,382		9,989
Net decrease in securities sold under customer repurchase agreements		(153)		(52)		(97)
Repayment of short-term borrowings		(1,355)		—		—
Proceeds from issuance of short-term borrowings		3,105		—		—
Repayment of long-term borrowings		(5,099)		(54)		(87)
Proceeds from issuance of long-term borrowings		3,854		—		746
Net proceeds from issuance of preferred stock		—		—		340
Repurchase of Class A common stock		(1,240)		—		(334)
Cash dividends paid		(83)		(42)		(30)
Other financing activities		(24)		—		—
Net cash (used in) provided by financing activities		(2,686)		7,828		9,517
Change in cash and due from banks		180		(24)		(15)
Cash and due from banks at beginning of year		338		362		377
Cash and due from banks at end of year	$	518	$	338	$	362

dollars in millions		Year Ended December 31,				
		2022		**2021**		**2020**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION						
Cash paid (refunded) during the period for:						
Interest	$	525	$	62	$	105
Income taxes		(551)		870		117
Significant non-cash investing and financing activities:						
Transfers of loans to other real estate		14		14		12
Transfers of premises and equipment to other real estate		19		14		15
Transfer of investment securities available for sale to held to maturity		—		452		1,461
Dividends declared but not paid		1		—		5
Transfer of assets from held for investment to held for sale		188		88		49
Transfer of assets from held for sale to held for investment		21		4		6
Loans held for sale exchanged for investment securities		38		231		11
Commitments extended during the period on affordable housing investment credits		110		15		15
Issuance of common stock as consideration for acquisition		5,279		—		—
Stock-based compensation as consideration for acquisition		81		—		—
Issuance of preferred stock as consideration for acquisition		541		—		—

See accompanying Notes to the Consolidated Financial Statements.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Nature of Operations

First Citizens BancShares, Inc. (the "Parent Company" and, when including all of its subsidiaries on a consolidated basis, "we," "us," "our," "BancShares") is a financial holding company organized under the laws of Delaware that conducts operations through its banking subsidiary, First-Citizens Bank & Trust Company ("FCB," or the "Bank"), which is headquartered in Raleigh, North Carolina. BancShares and its subsidiaries operate a network of over 500 branches in 22 states, predominantly located in the Southeast, Mid-Atlantic, Midwest and Western United States. BancShares provides various types of commercial and consumer banking services, including lending, leasing and wealth management services. Deposit services include checking, savings, money market and time deposit accounts.

BASIS OF PRESENTATION

Principles of Consolidation and Basis of Presentation

The accounting and reporting policies of BancShares are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and general practices within the banking industry.

The consolidated financial statements of BancShares include the accounts of BancShares and its subsidiaries, certain partnership interests and variable interest entities ("VIEs") where BancShares is the primary beneficiary, if applicable. All significant intercompany accounts and transactions are eliminated upon consolidation. Assets held in agency or fiduciary capacity are not included in the consolidated financial statements.

VIEs are legal entities that either do not have sufficient equity to finance their activities without the support from other parties or whose equity investors lack a controlling financial interest. BancShares has investments in certain partnerships and limited liability entities that have been evaluated and determined to be VIEs. Consolidation of a VIE is appropriate if a reporting entity holds a controlling financial interest in the VIE and is the primary beneficiary. BancShares is not the primary beneficiary and does not hold a controlling interest in the VIEs as it does not have the power to direct the activities that most significantly impact the VIEs' economic performance. As such, assets and liabilities of these entities are not consolidated into the financial statements of BancShares. The recorded investment in these entities is reported within other assets. See Note 10 — Other Assets and Note 12 — Variable Interest Entities for additional information.

Reclassifications

In certain instances, amounts reported in the 2021 and 2020 consolidated financial statements have been reclassified to conform to the 2022 financial statement presentation, primarily reflecting impacts from the CIT Merger (as defined below). Such reclassifications had no effect on previously reported stockholders' equity or net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions impacting the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The significant estimates include the allowance for credit losses ("ACL") and fair value estimates of acquired loans and operating lease equipment and core deposit intangibles.

Business Combinations

BancShares accounts for business combinations using the acquisition method of accounting. Under this method, acquired assets and assumed liabilities are included with the acquirer's accounts at their estimated fair value as of the date of acquisition, with any excess of purchase price over the fair value of the net tangible and intangible assets acquired recognized as goodwill. To the extent the fair value of identifiable net assets acquired exceeds the purchase price, a gain on acquisition is recognized. Merger-related costs are recognized as period expenses as incurred.

On January 3, 2022, BancShares completed its previously announced merger (the "CIT Merger") with CIT Group Inc. ("CIT"), pursuant to an Agreement and Plan of Merger, dated as of October 15, 2020, as amended by Amendment No. 1, dated as of September 30, 2021 (as amended, the "Merger Agreement"). See Note 2 — Business Combinations for additional information.

Reportable Segments

As of December 31, 2021, BancShares managed its business and reported its financial results as a single segment. BancShares began reporting multiple segments during the first quarter of 2022 and now reports General Banking, Commercial Banking, Rail, and Corporate segments. BancShares conformed the comparative prior periods presented to reflect the new segments. The substantial majority of BancShares' operations for historical periods prior to completion of the CIT Merger are included in the General Banking segment. The Commercial Banking and Rail segments primarily relate to operations acquired in the CIT Merger. See Note 23 — Business Segment Information for additional information.

SIGNIFICANT ACCOUNTING POLICIES

Interest-Earning Deposits at Banks

Interest-earning deposits at banks are primarily comprised of interest-bearing deposits with banks and federal funds sold. Interest-earning deposits at banks have initial maturities of three months or less. The carrying value of interest-earning deposits at banks approximates its fair value due to its short-term nature.

Investments

Debt Securities

BancShares classifies debt securities as held to maturity ("HTM") or available for sale ("AFS"). Debt securities are classified as HTM when BancShares has the intent and ability to hold the securities to maturity. HTM securities are reported at amortized cost. Other debt securities are classified as AFS and reported at estimated fair value, with unrealized gains and losses, net of income taxes, reported in Accumulated Other Comprehensive Income ("AOCI"). Amortization of premiums and accretion of discounts for debt securities are recorded in interest income. Realized gains and losses from the sale of debt securities are included in noninterest income. BancShares performs pre-purchase due diligence and evaluates the credit risk of AFS and HTM debt securities purchased directly into BancShares' portfolio or via acquisition. If securities have evidence of more than insignificant credit deterioration since issuance, they are designated as purchased credit deteriorated ("PCD").

For AFS debt securities, management performs a quarterly analysis of the investment portfolio to evaluate securities currently in an unrealized loss position for potential credit-related impairment. If BancShares intends to sell a security, or does not have the intent and ability to hold a security before recovering the amortized cost, the entirety of the unrealized loss is immediately recorded in earnings to the extent that it exceeds the associated ACL previously established. For the remaining securities, an analysis is performed to determine if any portion of the unrealized loss recorded relates to credit impairment. If credit-related impairment exists, the amount is recorded through the ACL and related provision. This review includes indicators such as changes in credit rating, delinquency, bankruptcy or other significant news event impacting the issuer. BancShares determined that there were no expected credit losses on the HTM or AFS portfolios.

Debt securities are also classified as past due when the payment of principal and interest based upon contractual terms is 30 days delinquent or greater. Missed interest payments on debt securities are rare. Management reviews all debt securities with delinquent interest and immediately charges off any accrued interest determined to be uncollectible. See Note 3 — Investment Securities for additional information.

Equity Securities

Investments in equity securities having readily determinable fair values are stated at fair value. Realized and unrealized gains and losses on these securities are included in noninterest income. Non-marketable equity securities are securities with no readily determinable fair values and are measured at cost. BancShares evaluates its equity securities for impairment and recoverability of the recorded investment by considering positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience. Impairment is assessed at each reporting period and if identified, is recognized in other noninterest expense. See Note 10 — Other Assets for amounts of non-marketable equity securities at December 31, 2022 and 2021.

Other Securities

Membership in the Federal Home Loan Bank ("FHLB") network requires ownership of FHLB restricted stock. This stock is restricted as it may only be sold to the FHLB and all sales must be at par. Accordingly, the FHLB restricted stock is carried at cost, less any applicable impairment charges and is recorded within other assets. Additionally, BancShares holds shares of Visa Inc. ("Visa") Class B common stock. See Note 3 — Investment Securities and Note 10 — Other Assets for additional information.

Investment in Qualified Affordable Housing Projects

BancShares has investments in qualified affordable housing projects primarily for the purposes of fulfilling Community Reinvestment Act requirements and obtaining tax credits. These investments are accounted for using the proportional amortization method if certain conditions are met. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received, and the net investment performance is recognized in the income statement as a component of income tax expense. All investments held in qualified affordable housing projects qualify for the proportional amortization method. See Note 10 — Other Assets and Note 12 — Variable Interest Entities for additional information.

Assets Held for Sale

Assets held for sale ("AHFS") at December 31, 2022 consist of residential mortgage loans held for sale of $4 million carried at fair value and commercial loans held for sale of $48 million carried at the lower of the cost or fair value ("LOCOM"). The remainder related to operating lease equipment held for sale, which is carried at LOCOM. AHFS at December 31, 2021 consist of residential mortgage loans held for sale of $99 million carried at fair value.

Loans and Leases

BancShares extends credit to commercial customers through a variety of financing arrangements including term loans, revolving credit facilities, finance leases and operating leases. BancShares also extends credit through consumer loans, including residential mortgages and auto loans.

We re-evaluated our loan classes to reflect the characteristics of BancShares' portfolio. The changes to the loan classes primarily include: (i) reclassifying Small Business Administration Paycheck Protection Program ("SBA-PPP") loans into the commercial and industrial class, (ii) identifying a separate loan class for leases, and (iii) no longer having PCD loans as a separate loan class. Our loan classes as of December 31, 2022 are described below. Prior period disclosures have been conformed to the current presentation.

Commercial Loans and Leases

Commercial Construction - Commercial construction consists of loans to finance land for commercial development of real property and construction of multifamily apartments or other commercial properties. These loans are highly dependent on the supply and demand for commercial real estate as well as the demand for newly constructed residential homes and lots acquired for development. Deterioration in demand could result in decreased collateral values, which could make repayments of outstanding loans difficult.

Owner Occupied Commercial Mortgage - Owner occupied commercial mortgage consists of loans to purchase or refinance owner occupied nonresidential properties. This includes office buildings, other commercial facilities and farmland. Commercial mortgages secured by owner occupied properties are primarily dependent on the ability of borrowers to achieve business results consistent with those projected at loan origination. While these loans are collateralized by real property in an effort to mitigate risk, it is possible the liquidation of collateral will not fully satisfy the obligation.

Non-owner Occupied Commercial Mortgage - Non-owner occupied commercial mortgage consists of loans to purchase or refinance investment nonresidential properties. This includes office buildings and other facilities rented or leased to unrelated parties, as well as farmland and multifamily properties. The primary risk associated with income producing commercial mortgage loans is the ability of the income-producing property that collateralizes the loan to produce adequate cash flow to service the debt. While these loans are collateralized by real property in an effort to mitigate risk, it is possible the liquidation of collateral will not fully satisfy the obligation.

Commercial and Industrial - Commercial and industrial loans consist of loans or lines of credit to finance accounts receivable, inventory or other general business needs, and business credit cards. The primary risk associated with commercial and industrial loans is the ability of borrowers to achieve business results consistent with those projected at origination. Failure to achieve these projections presents risk that the borrower will be unable to service the debt consistent with the contractual terms of the loan.

Factoring - We provide factoring, receivable management, and secured financing to businesses (our clients, who are generally manufacturers or importers of goods) that operate in several industries, including apparel, textile, furniture, home furnishings and consumer electronics. Factoring entails the assumption of credit risk with respect to trade accounts receivable arising from the sale of goods by our clients to their customers (generally retailers) that have been factored (i.e., sold or assigned to the factor). The most prevalent risk in factoring transactions is customer credit risk, which relates to the financial inability of a customer to pay undisputed factored trade accounts receivable. Factoring receivables are primarily included in the commercial and industrial loan class.

Leases – Leases consists of finance lease arrangements for technology and office equipment and large and small industrial, medical, and transportation equipment.

Consumer Loans

Residential Mortgage - Consumer mortgage consists of loans to purchase, construct, or refinance the borrower's primary dwelling, secondary residence or vacation home and are often secured by 1-4 family residential properties or undeveloped or partially developed land in anticipation of completing construction of a 1-4 family residential property. Significant and rapid declines in real estate values can result in borrowers having debt levels in excess of the current market value of the collateral. Delays in construction and development projects can cause cost overruns exceeding the borrower's financial ability to complete the project. Such cost overruns can result in foreclosure of partially completed and unmarketable collateral.

Revolving Mortgage - Revolving mortgage consists of home equity lines of credit and other lines of credit or loans secured by first or second liens on the borrower's primary residence. These loans are secured by both senior and junior liens on the residential real estate and are particularly susceptible to declining collateral values. This risk is elevated for loans secured by junior liens as a substantial decline in value could render the junior lien position effectively unsecured.

Consumer Auto - Consumer auto loans consist of installment loans to finance purchases of vehicles. These loans include direct auto loans originated in bank branches, as well as indirect auto loans originated through agreements with auto dealerships. The value of the underlying collateral within this class is at risk of potential rapid depreciation, which could result in unpaid balances in excess of the collateral, if any.

Consumer Other - Other consumer loans consist of loans to finance unsecured home improvements, student loans, and revolving lines of credit that can be secured or unsecured, including personal credit cards. The value of the underlying collateral within this class is at risk of potential rapid depreciation, which could result in unpaid balances in excess of the collateral.

Originated loans for which management has the intent and ability to hold for the foreseeable future are classified as held for investment ("HFI") and carried at the principal amount outstanding net of any unearned income, charge-offs and unamortized fees and costs. Nonrefundable fees collected and certain direct costs incurred related to loan originations are deferred and recorded as an adjustment to loans outstanding. The net amount of the nonrefundable fees and costs is amortized to interest income over the contractual lives using methods that approximate a constant yield.

Acquired Loans and Leases

BancShares' accounting methods for acquired loans and leases depends on whether or not the loans reflect more than insignificant credit deterioration since origination at the date of acquisition.

Non-Purchased Credit Deteriorated Loans and Leases

Non-Purchased Credit Deteriorated ("Non-PCD") loans and leases do not reflect more than insignificant credit deterioration since origination at the date of acquisition. These loans are recorded at fair value and an increase to the ACL is recorded with a corresponding increase to the provision for credit losses at the date of acquisition. The difference between the fair value and the unpaid principal balance ("UPB") at the acquisition date is amortized or accreted to interest income over the contractual life of the loan using the effective interest method.

Purchased Credit Deteriorated Loans and Leases

Purchased loans and leases that reflect a more than insignificant credit deterioration since origination at the date of acquisition are classified as PCD loans and leases. PCD loans and leases are recorded at acquisition-date amortized cost, which is the purchase price or fair value in a business combination, plus BancShares' initial ACL, which results in a gross up of the loan balance (the "PCD Gross-Up"). The initial ACL for PCD loans and leases is established through the PCD Gross-Up and there is no corresponding increase to the provision for credit losses. The difference between the UPB and the acquisition date amortized cost resulting from the PCD Gross-Up is amortized or accreted to interest income over the contractual life of the loan using the effective interest method.

Past Due and Non-Accrual Loans and Leases

Loans and leases are classified as past due when the payment of principal and interest based upon contractual terms is 30 days or greater delinquent. Loans and leases are generally placed on nonaccrual when principal or interest becomes 90 days past due or when it is probable the principal or interest is not fully collectible. When loans are placed on nonaccrual, previously uncollected accrued interest is reversed from interest income and the ongoing accrual of interest is discontinued. All payments received thereafter are applied as a reduction of the outstanding balance until the account is collected, charged-off or returned to accrual status. Loans and leases are generally removed from nonaccrual status when they become current for a sustained period of time and there is no longer concern as to the collectability of principal and interest.

Troubled Debt Restructurings

A loan is considered a troubled debt restructuring ("TDR") when both a modification to a borrower's debt agreement is made and a concession is granted for economic or legal reasons related to a borrower's financial difficulties that otherwise would not be granted. TDR concessions could include short-term deferrals of interest, modifications of payment terms or, in certain limited instances, forgiveness of principal or interest. Loans restructured as a TDR are treated and reported as such for the remaining life of the loan. TDR loans can be nonaccrual or accrual, depending on the individual facts and circumstances of the borrower. In circumstances where a portion of the loan balance is charged-off, the remaining balance is typically classified as nonaccrual. Refer to further discussion in the "Recently Issued Accounting Standards" section of Note 1 — Significant Accounting Policies and Basis of Presentation.

Loan Charge-Offs and Recoveries

Loan charge-offs are recorded after considering such factors as the borrower's financial condition, the value of underlying collateral, guarantees, and the status of collection activities. Loan balances considered uncollectible are charged-off against the ACL and deducted from the carrying value of the related loans. Consumer loans are subject to mandatory charge-off at specified delinquency dates in accordance with regulatory guidelines. The value of the underlying collateral for consumer loans is considered when determining the charge-off amount if repossession is reasonably assured and in process. See Note 4 — Loans and Leases for additional information. Realized recoveries of amounts previously charged-off are credited to the ACL.

Allowance for Credit Losses

Loans and Leases

The ACL represents management's best estimate of credit losses expected over the life of the loan or lease, adjusted for expected contractual payments and the impact of prepayment expectations. Estimates for loan and lease losses are determined by analyzing quantitative and qualitative components present as of the evaluation date. Adjustments to the ACL are recorded with a corresponding entry to the provision or benefit for credit losses in accordance with *FASB Accounting Standard Codification ("ASC") 326 Financial Instruments- Credit Losses* ("ASC 326"). ASC 326 introduced the current expected credit losses methodology ("CECL") for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. BancShares adopted ASC 326 on January 1, 2020 and CECL is applied for all periods presented in these consolidated financial statements.

The ACL is calculated based on a variety of considerations, including, but not limited to actual net loss history of the various loan and lease pools, delinquency trends, changes in forecasted economic conditions, loan growth, estimated loan life, and changes in portfolio credit quality. Loans and leases are segregated into pools with similar risk characteristics and each have a model that is utilized to estimate the ACL. These ACL models estimate the probability of default ("PD") and loss given default ("LGD") for individual loans and leases within each risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of future economic conditions, expected future recoveries and other factors. The loan and lease level, undiscounted ACL is calculated by applying the modeled PD and LGD to monthly forecasted loan and lease balances which are adjusted for contractual payments, prior defaults, and prepayments. Prepayment assumptions were developed through a review of BancShares' historical prepayment activity and considered forecasts of future economic conditions. Forecasted LGDs are adjusted for expected recoveries. Model outputs may be adjusted through a qualitative assessment to reflect trends not captured within the models, which could include economic conditions, credit quality, concentrations, and significant policy and underwriting changes. Risk pools for estimating the ACL are aggregated into commercial and consumer loan classes for reporting purposes in Note 5 — Allowance for Credit Losses.

The ACL models utilize economic variables, including unemployment, gross domestic product ("GDP"), home price index, commercial real estate index, corporate profits, and credit spreads. These economic variables are based on macroeconomic scenario forecasts with a forecast horizon that covers the lives of the loan portfolios. Due to the inherent uncertainty in the macroeconomic forecasts, BancShares utilizes baseline, upside, and downside macroeconomic scenarios and weights the scenarios based on review of variable forecasts for each scenario and comparison to expectations.

When loans do not share risk characteristics similar to others in the pool, the ACL is evaluated on an individual basis. Given that BancShares' CECL models are loan level models, the population of loans evaluated individually is not significant and consists primarily of loans greater than $500 thousand. A specific ACL is established, or partial charge-off is recorded, for the difference between the excess amortized cost of loan and the loan's estimated fair value.

Certain aspects of BancShares' ACL methodology were changed during the first quarter of 2022 in order to integrate the methodologies of BancShares and CIT. The changes include the following: (i) applying a forecast horizon that covers the lives of the loan portfolios instead of using a two year reasonable and supportable period with a one year reversion period followed by a historical long run average economic forecast for the remainder of the portfolio life; and (ii) implementing scenario weighting of baseline, upside, and downside macroeconomic scenarios instead of utilizing just the consensus baseline scenario as the basis of the quantitative ACL estimate.

Accrued Interest Receivable

BancShares' accounting policies and credit monitoring provide that uncollectible accrued interest is reversed or written off against interest income in a timely manner. Therefore, BancShares elected to not measure an ACL for accrued interest receivable and it is excluded from the amortized cost basis of loans and HTM debt securities.

Unfunded Commitments

A reserve for unfunded commitments is established for off-balance sheet exposures such as unfunded balances for existing lines of credit, deferred purchase agreements, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e. commitment cannot be canceled at any time). These unfunded commitments are assessed to determine both the probability of funding as well as the expectation of future losses. BancShares estimates the expected funding amounts and applies its PD and LGD models to those expected funding amounts to estimate the reserve for unfunded commitments. See Note 5 — Allowance for Credit Losses for additional information.

Leases

Lessor Arrangements

BancShares did not have significant amounts of equipment related to operating leases prior to completion of the CIT Merger. At December 31, 2022, BancShares has operating lease equipment of $8.16 billion, primarily related to the Rail segment. Operating lease equipment is carried at cost less accumulated depreciation. Operating lease equipment is depreciated to its estimated residual value using the straight-line method over the lease term or estimated useful life of the asset. Rail equipment has estimated useful lives of 40-50 years and the useful lives of other equipment are generally 3-10 years.

Where management's intention is to sell the operating lease equipment, it is marked to LOCOM and classified as AHFS. Depreciation is no longer recognized, and the assets are evaluated for impairment, with any further marks to LOCOM recorded in other noninterest income. Equipment received at the end of the lease to be sold, is marked to LOCOM with the adjustment recorded in other noninterest income. Initial direct costs are amortized over the lease term.

Sales-type and direct financing leases are carried at the aggregate of lease payments receivable and estimated residual value of the leased property, if applicable, less unearned income. Interest income is recognized over the term of the leases to achieve a constant periodic rate of return on the outstanding investment. Our finance lease activity primarily relates to leasing of new equipment with the equipment purchase price equal to fair value and therefore there is no selling profit or loss at lease commencement.

Lease components are separated from non-lease components that transfer a good or service to the customer; and the non-lease components in our lease contracts are accounted for in accordance with ASC 310 *Receivables*. BancShares utilizes the operating lease practical expedient for its Rail portfolio leases to not separate non-lease components of railcar maintenance services from associated lease components, and as a result rental income includes the maintenance non-lease component. This practical expedient is available when both of the following are met: (i) the timing and pattern of transfer of the non-lease components and associated lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

We manage and evaluate residual risk by performing periodic reviews of estimated residual values and monitoring levels of residual realizations. A change in estimated operating lease residual values would result in a change in future depreciation expense. A change in estimated finance lease residual values during the lease term impacts the ACL as the lessor considers both the lease receivable and the unguaranteed residual asset when determining the finance lease net investment allowance.

Impairment of Operating Lease Equipment
A review for impairment of our operating lease equipment is performed at least annually or when events or changes in circumstances indicate that the carrying amount of these long-lived assets may not be recoverable. Impairment of long-lived assets is determined by comparing the carrying amount to future undiscounted net cash flows expected to be generated. If a long-lived asset is impaired, the impairment is the amount by which the carrying amount exceeds the fair value of the long-lived asset. Fair value is based upon discounted cash flow analysis and available market data. Current lease rentals, as well as relevant and available market information (including third party sales for similar equipment and published appraisal data), are considered both in determining undiscounted future cash flows when testing for the existence of impairment and in determining estimated fair value in measuring impairment. Depreciation expense is adjusted when the projected fair value is below the projected book value at the end of the depreciable life.

Lessee Arrangements
BancShares leases certain branch locations, administrative offices and equipment. Operating lease right of use assets ("ROU assets") are included in other assets and the associated lease obligations are included in other liabilities. Finance leases are included in premises and equipment and other borrowings. See Note 13 — Borrowings for additional information. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; BancShares instead recognizes lease expense for these leases on a straight-line basis over the lease term.

ROU assets represent BancShares' right to use an underlying asset for the lease term and lease liabilities represent BancShares' corresponding obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets also include initial direct costs and pre-paid lease payments made, excluding lease incentives. As most of BancShares' leases do not provide an implicit rate, BancShares uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is determined using secured rates for new FHLB advances under similar terms as the lease at inception.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from 1 to 25 years. The exercise of lease renewal options is at BancShares' sole discretion. When it is reasonably certain BancShares will exercise its option to renew or extend the lease term, the option is included in calculating the value of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

BancShares determines if an arrangement is a lease at inception. BancShares' lease agreements do not contain any material residual value guarantees or material restrictive covenants. BancShares does not lease any properties or facilities from any related party. As of December 31, 2022, there were no leases that have not yet commenced that would have a material impact on BancShares' consolidated financial statements. See Note 6 — Leases for additional information.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price of an acquired entity over the fair value of the identifiable assets acquired. Goodwill is not amortized, but is evaluated at least annually for impairment during the third quarter, or when events or changes in circumstances indicate a potential impairment exists. Other acquired intangible assets with finite lives, such as core deposit intangibles, are initially recorded at fair value and are amortized over their average estimated useful lives. Intangible assets are evaluated for impairment when events or changes in circumstances indicate a potential impairment exists. See Note 8 — Goodwill and Other Intangibles for additional information.

Other Real Estate Owned
Other Real Estate Owned ("OREO") includes foreclosed real estate property and closed branch properties. Foreclosed real estate property in OREO is initially recorded at the asset's estimated fair value less costs to sell. Any excess in the recorded investment in the loan over the estimated fair value less costs to sell is charged-off against the ACL at the time of foreclosure. If the estimated value of the OREO exceeds the recorded investment of the loan, the difference is recorded as a gain within other income.

OREO is subsequently carried at the lower of cost or market value less estimated selling costs and is evaluated at least annually. The periodic evaluations are generally based on the appraised value of the property and may include additional adjustments based upon management's review of the valuation estimate and specific knowledge of the property. Routine maintenance costs, income and expenses related to the operation of the foreclosed asset, subsequent declines in market value and net gains or losses on disposal are included in collection and foreclosure-related expense.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation expense is generally computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and capitalized leases are amortized on a straight-line basis over the lesser of the lease terms or the estimated useful lives of the assets. BancShares reviews premises and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and when an impairment loss is recognized the adjusted carrying amount will be its new cost basis to depreciate over the remaining useful life of the asset.

Derivative Financial Instruments

BancShares did not have any significant derivative financial instruments prior to completion of the CIT Merger. However, BancShares acquired various derivative financial instruments in connection with the CIT Merger as further described in Note 14 — Derivative Financial Instruments. BancShares manages economic risk and exposure to interest rate and foreign currency risk through derivative transactions in over-the-counter markets with other financial institutions. BancShares also offers derivative products to its customers in order for them to manage their interest rate and currency risks. BancShares does not enter into derivative financial instruments for speculative purposes.

Derivatives utilized by BancShares may include swaps, forward settlement contracts, options contracts and risk participations. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Forward settlement contracts are agreements to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined future date, and rate or price. An option contract is an agreement that gives the buyer the right, but not the obligation, to buy or sell an underlying asset from or to another party at a predetermined price or rate over a specific period of time. A risk participation is a financial guarantee, in exchange for a fee, that gives the buyer the right to be made whole in the event of a predefined default event.

BancShares documents, at inception, all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategies for undertaking various hedges. Upon executing a derivative contract, BancShares designates the derivative as either a qualifying hedge or non-qualifying hedge. The designation may change based upon management's reassessment of circumstances. BancShares does not have any qualifying fair value, cash flow or net investment hedges as of December 31, 2022.

BancShares provides interest rate derivative contracts to support the business requirements of its customers. The derivative contracts include interest rate swap agreements and interest rate cap and floor agreements wherein BancShares acts as a seller of these derivative contracts to its customers. To mitigate the market risk associated with these customer derivatives, BancShares enters into similar offsetting positions with broker-dealers.

BancShares has both bought and sold credit protection in the form of participations in interest rate swaps (risk participations). These risk participations were entered into in the ordinary course of business to facilitate customer credit needs. Swap participations where BancShares has sold credit protection have maturities ranging between 2023 and 2036 and may require BancShares to make payment to the counterparty if the customer fails to make payment on any amounts due to the counterparty upon early termination of the swap transaction.

BancShares uses foreign currency forward contracts, interest rate swaps, and options to hedge interest rate and foreign currency risks arising from its asset and liability mix. These are treated as economic hedges.

All derivative instruments are recorded at their respective fair value. BancShares reports all derivatives on a gross basis in the Consolidated Balance Sheets and does not offset derivative assets and liabilities and cash collateral under master netting agreements except for swap contracts cleared by the Chicago Mercantile Exchange and LCH Clearnet. These swap contracts are accounted as "settled-to-market" and cash variation margin paid or received is characterized as settlement of the derivative exposure. Variation margin balances are offset against the corresponding derivative asset and liability balances on the balance sheet. Nonqualifying hedges are presented in the Consolidated Balance Sheets in other assets or other liabilities, with their resulting gains or losses recognized in other noninterest income. For non-qualifying derivatives with periodic interest settlements, BancShares reports such settlements with other changes in fair value in other noninterest income.

Fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation. Valuations of derivative assets and liabilities reflect the value of the instrument including BancShares' and the counterparty's credit risk.

BancShares is exposed to credit risk to the extent that the counterparty fails to perform under the terms of a derivative agreement. Losses related to credit risk are reflected in other noninterest income. BancShares manages this credit risk by requiring that all derivative transactions entered into as hedges be conducted with counterparties rated investment grade at the initial transaction by nationally recognized rating agencies, and by setting limits on the exposure with any individual counterparty. In addition, pursuant to the terms of the Credit Support Annexes between BancShares and its counterparties, BancShares may be required to post collateral or may be entitled to receive collateral in the form of cash or highly liquid securities depending on the valuation of the derivative instruments as measured on a daily basis. See Note 14 — Derivative Financial Instruments for additional information.

Mortgage Servicing Rights

Mortgage servicing rights ("MSRs") represent the right to provide servicing under various loan servicing contracts when servicing is retained in connection with a loan sale or acquired in a business combination. MSRs are initially recorded at fair value and amortized in proportion to, and over the period of, the future net servicing income of the underlying loan. At each reporting period, MSRs are evaluated for impairment based upon the fair value of the rights as compared to the carrying value. See Note 9 — Mortgage Servicing Rights for additional information.

Fair Values

Fair Value Hierarchy

BancShares measures the fair value of its financial assets and liabilities in accordance with ASC 820 *Fair Value Measurement*, which defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. BancShares categorizes its financial instruments based on the significance of inputs to the valuation techniques according to the following three-tier fair value hierarchy:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities include equity securities that are traded in an active exchange market.
- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include certain commercial loans, debt and equity securities with quoted prices that are traded less frequently than exchange-traded instruments, borrowings, time deposits, securities sold under customer repurchase agreements and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments such as collateral dependent commercial and consumer loans, as well as loans held for sale, certain available for sale corporate securities and derivative contracts whose values are determined using valuation models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. See Note 16 — Fair Value for additional information.

Per Share Data

Earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of Class A Common Stock and Class B Common Stock outstanding during each period. Diluted earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding increased by the weighted-average potential impact of dilutive shares. BancShares' potential dilutive instruments include unvested RSUs assumed in the CIT Merger. The dilutive effect is computed using the treasury stock method, which assumes the conversion of these instruments. However, in periods when there is a net loss, these shares would not be included in the diluted earnings per common share computation as the result would have an anti-dilutive effect. BancShares had no potential dilutive common shares outstanding prior to the CIT Merger and did not report diluted earnings per common share for prior periods. See Note 20 — Earnings Per Common Share for additional information.

Income Taxes

Income taxes are accounted for using the asset and liability approach as prescribed in ASC 740, *Income Taxes*. Under this method, a deferred tax asset or liability is determined based on the currently enacted tax rates applicable to the period in which the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in BancShares' income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period which includes the enactment date.

BancShares has unrecognized tax benefits related to the uncertain portion of tax positions BancShares has taken or expects to take. The potential impact of current events on the estimates used to establish income tax expenses and income tax liabilities is continually monitored and evaluated. Income tax positions based on current tax law, positions taken by various tax auditors within the jurisdictions where income tax returns are filed, as well as potential or pending audits or assessments by such tax auditors are evaluated on a periodic basis. BancShares files a consolidated federal income tax return and various combined and separate company state tax returns.

As a result of the Inflation Reduction Act of 2022, effective for tax years beginning after December 31, 2022, BancShares may be subject to a Corporate Alternative Minimum Tax ("CAMT"). BancShares will treat any CAMT that may be applicable to tax years beginning after December 31, 2022 as a period cost. Refer to Note 21 — Income Taxes, for additional disclosures.

Bank-Owned Life Insurance ("BOLI")
Banks can purchase life insurance policies on the lives of certain officers and employees and are the owner and beneficiary of the policies. These policies, known as BOLI, offset the cost of providing employee benefits. BancShares records BOLI at each policy's respective cash surrender value ("CSV"), with changes in the CSV recorded as noninterest income in the Consolidated Statements of Income.

Stock-Based Compensation
BancShares did not have stock-based compensation awards prior to completion of the CIT Merger. Certain CIT employees received grants of restricted stock unit awards ("CIT RSUs") or performance stock unit awards ("CIT PSUs"). Upon completion of the CIT Merger and pursuant to the terms of the Merger Agreement, (i) the CIT RSUs and CIT PSUs converted into "BancShares RSUs" based on the 0.062 exchange ratio (the "Exchange Ratio") and (ii) the BancShares RSUs became subject to the same terms and conditions (including vesting terms, payment timing and rights to receive dividend equivalents) applicable to the CIT RSUs and CIT PSUs, except that vesting for the converted CIT PSUs was no longer subject to any performance goals or metrics. Upon completion of the CIT Merger, the fair value of the BancShares RSUs was determined based on the closing share price of the Parent Company's Class A Common Stock (the "Class A Common Stock") on January 3, 2022. The fair value of the BancShares RSUs is (i) included in the purchase price consideration for the portion related to employee services provided prior to completion of the CIT Merger and (ii) recognized in expenses for the portion related to employee services to be provided after completion of the CIT Merger. For "graded vesting" awards, each vesting tranche of the award is amortized separately as if each were a separate award. For "cliff vesting" awards, compensation expense is recognized over the requisite service period. BancShares recognizes the effect of forfeitures in compensation expense when they occur. In the event of involuntary termination of employees after the Merger Date (as defined below), vesting occurs on the employee termination date for BancShares RSUs subject to change in control provisions. Expenses related to stock-based compensation are included in merger-related expenses in the Consolidated Statements of Income. Stock-based compensation is discussed further in Note 22 — Employee Benefit Plans.

Members of the CIT Board of Directors had RSU awards, stock settled annual awards, and deferred stock-settled annual awards (collectively, the "CIT Director Equity Awards"), which vested immediately upon the completion of the CIT Merger. The fair value of the CIT Director Equity Awards was determined based on the Exchange Ratio and the closing share price of the Class A Common Stock on January 3, 2022, and was included in the purchase price consideration disclosed in Note 2 — Business Combinations.

Defined Benefit Pension Plans and Other Postretirement Benefits
BancShares has both funded and unfunded noncontributory defined benefit pension and postretirement plans covering certain employees. The calculation of the obligations and related expenses under the plans require the use of actuarial valuation methods and assumptions. Actuarial assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used. All assumptions are reviewed annually for appropriateness. The discount rate assumption used to measure the plan obligations is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the pension plans are discounted based on this yield curve, and a single discount rate is calculated to achieve the same present value. The assumed rate of future compensation increases is based on actual experience and future salary expectations. BancShares also estimates a long-term rate of return on pension plan assets used to estimate the future value of plan assets. In developing the long-term rate of return, BancShares considers such factors as the actual return earned on plan assets, historical returns on the various asset classes in the plans and projections of future returns on various asset classes. In conjunction with the CIT Merger, BancShares assumed the funded and unfunded noncontributory defined benefit pension and postretirement plans of CIT. The postretirement plans acquired were terminated during the year. See Note 22 — Employee Benefit Plans for disclosures related to the plans.

Revenue Recognition

Interest income on HFI loans is recognized using the effective interest method or on a basis approximating a level rate of return over the life of the asset. Interest income includes components of accretion of the fair value discount on loans and lease receivables recorded in connection with purchase accounting adjustments ("PAA"), which are accreted using the effective interest method as a yield adjustment over the remaining contractual term of the loan and recorded in interest income. If the loan is subsequently classified as held for sale, accretion (amortization) of the discount (premium) will cease. Interest income on loans HFI and held for sale is included in interest and fees on loans in the Consolidated Statements of Income. Interest on investment securities and interest on interest-earning deposits at banks is recognized in interest income on an accrual basis. Amortization of premiums and accretion of discounts for investment securities are included in interest on investment securities. Dividends received from marketable equity securities are recognized within interest on investment securities.

BancShares generally acts in a principal capacity, on its own behalf, in its contracts with customers. In these transactions, BancShares recognizes revenues and the related costs to generate those revenues on a gross basis. In certain, circumstances, BancShares acts in an agent capacity, on behalf of the customers with other entities, and recognizes revenues and the related costs to provide BancShares' services on a net basis. BancShares acts as an agent when providing certain cardholder and merchant, insurance, and brokerage services.

Descriptions of BancShares' noninterest revenue-generating activities are broadly segregated as follows:

Rental income on operating leases – Rental income is recognized on a straight-line basis over the lease term for lease contract fixed payments and is included in noninterest income. Rental income also includes variable lease income which is recognized as earned. The accrual of rental income on operating leases is suspended when the collection of substantially all rental payments is no longer probable and rental income for such leases is recognized when cash payments are received. In the period we conclude that collection of rental payments is no longer probable, accrued but uncollected rental revenue is reversed against rental income.

Cardholder and Merchant Services – These represent interchange fees from customer debit and credit card transactions earned when a cardholder engages in a transaction with a merchant as well as fees charged to merchants for providing them the ability to accept and process the debit and credit card transaction. Revenue is recognized when the performance obligation has been satisfied, which is upon *completion* of the card transaction. Additionally, as BancShares is acting as an agent for the customer and transaction processor, costs associated with cardholder and merchant services transactions are netted against the fee income.

Service charges on deposit accounts – These deposit account-related fees represent monthly account maintenance and transaction-based service fees, such as overdraft fees, stop payment fees and charges for issuing cashier's checks and money orders. For account maintenance services, revenue is recognized at the end of the statement period when BancShares' performance obligation has been satisfied. All other revenues from transaction-based services are recognized at a point in time when the performance obligation has been completed.

Wealth management services – These primarily represent sales commissions on various product offerings, transaction fees and trust and asset management fees. The performance obligation for wealth management services is the provision of services to place annuity products issued by the counterparty to investors and the provision of services to manage the client's assets, including brokerage custodial and other management services. Revenue from wealth management services is recognized over the period in which services are performed, and is based on a percentage of the value of the assets under management/ administration.

Fees and other service charges – These include, but are not limited to, check cashing fees, international banking fees, internet banking fees, wire transfer fees, safe deposit fees, as well as capital market-related fees and fees on lines and letters of credit. The performance obligation is fulfilled and revenue is recognized at the point in time the requested service is provided to the customer.

Insurance commissions – These represent commissions earned on the issuance of insurance products and services. The performance obligation is generally satisfied upon the issuance of the insurance policy and revenue is recognized when the commission payment is remitted by the insurance carrier or policy holder depending on whether the billing is performed by BancShares or the carrier.

ATM income - These represent fees imposed on customers and non-customers for engaging in an ATM transaction. Revenue is recognized at the time of the transaction as the performance obligation of rendering the ATM service has been met.

Factoring commissions – These are earned in the Commercial Banking segment and are driven by factoring volumes, principally in the retail sectors. Factoring commissions are charged as a percentage of the invoice amount of the receivables assigned to BancShares. The volume of factoring activity and the commission rates charged impact factoring commission income earned. Factoring commissions are deferred and recognized as income over time based on the underlying terms of the assigned receivables. See Commercial Loans and Leases section for additional commentary on factoring.

Gains on leasing equipment – These are recognized upon completion of sale (sale closing) and transfer of title. The gain is determined based on sales price less book carrying value (net of accumulated depreciation).

BOLI income – This reflects income earned on changes in the CSV of the BOLI policies.

Other – This consists of several forms of recurring revenue, such as FHLB dividends. For the remaining transactions, revenue is recognized when, or as, the performance obligation is satisfied.

Newly Adopted Accounting Standards
The following pronouncements or ASUs were issued by the FASB and adopted by BancShares as of January 1, 2022.

ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity - Issued August 2020

The amendments in this ASU reduce the number of models used to account for convertible instruments, amend diluted earnings per share calculations for convertible instruments, amend the requirements for a contract (or embedded derivative) that is potentially settled in an entity's own shares to be classified in equity, and expand disclosure requirements for convertible instruments. The adoption of this ASU did not have a material impact on BancShares' consolidated financial statements and disclosures as BancShares does not have any convertible instruments within the scope of this ASU.

ASU 2021-04, Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options - Issued May 2021

The amendments in this ASU clarify an issuer's accounting for certain modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The ASU requires that such modifications or exchanges be treated as an exchange of the original instrument for a new instrument. An issuer should measure the effect of such modifications or exchanges based on analysis of the difference between the fair value of the modified instrument and the fair value of that instrument immediately before modification or exchange. Recognition of a modification or an exchange of a freestanding equity-classified written call option is then based upon the substance of the transaction. The adoption of this ASU did not have a material impact on BancShares' consolidated financial statements and disclosures as BancShares currently does not have any freestanding equity-classified written call options within the scope of this ASU.

ASU 2021-05, Leases, (Topic 842), Lessors - Certain Leases with Variable Lease Payments - Issued July 2021

The amendments in this ASU improve lessor accounting for certain leases with variable lease payments so that lessors are no longer required to recognize a day-one selling loss upon lease commencement when specified criteria are met. Specifically, this ASU requires a lessor to classify a lease with variable payments that do not depend on a reference index or a rate as an operating lease if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a day-one selling loss at lease commencement. A day-one selling loss is not recognized under operating lease accounting. The adoption of this ASU did not have a material impact on BancShares' consolidated financial statements and disclosures as BancShares has not originated finance leases which required a day-one selling loss at lease commencement.

Recently Issued Accounting Standards

ASU 2022-02 Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures- Issued March 2022

For creditors that have adopted CECL, the amendments in this ASU: (i) eliminate the previous recognition and measurement guidance for TDRs, (ii) require new disclosures for loan modifications when a borrower is experiencing financial difficulty (the "Modification Disclosures") and (iii) require disclosures of current period gross charge-offs by year of origination in the vintage disclosures (the "Gross Charge-off Vintage Disclosures").

The Modification Disclosures apply to the following modification types: principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, or a combination thereof. Creditors will be required to disclose the following by loan class: (i) amounts and relative percentages of each modification type, (ii) the financial effect of each modification type, including the amount of principal forgiveness and reduction in weighted average interest rate, (iii) the performance of the loan in the 12 months following the modification and (iv) qualitative information discussing how the modifications factored into the determination of the ACL.

BancShares adopted ASU 2022-02 as of January 1, 2023 and elected to apply the modified retrospective transition method for ACL recognition and measurement. As a result of adopting this ASU, BancShares does not expect a material change to its ACL related to loans previously modified as a TDR and, therefore, does not expect a material cumulative effect adjustment to retained earnings as of January 1, 2023. The Modification Disclosures and Gross Charge-off Vintage Disclosures are required to be applied prospectively, beginning in BancShares' Quarterly Report on Form 10-Q as of and for the three months ending March 31, 2023.

NOTE 2 — BUSINESS COMBINATIONS

CIT Group Inc.

BancShares completed the CIT Merger on January 3, 2022 (the "Merger Date"). Pursuant to the Merger Agreement, each share of CIT common stock, par value $0.01 per share ("CIT Common Stock"), issued and outstanding, except for certain shares of CIT Common Stock owned by CIT or BancShares, was converted into the right to receive 0.062 shares of Class A Common Stock, par value $1.00 per share, plus cash in lieu of fractional shares of Class A Common Stock. The Parent Company issued approximately 6.1 million shares of Class A Common Stock in connection with the consummation of the CIT Merger. The closing share price of Class A Common Stock on the Nasdaq Global Select Market was $859.76 on January 3, 2022. The purchase price consideration related to the issuance of Class A Common Stock was $5.3 billion. There were approximately 8,800 fractional shares for which the Parent Company paid cash of $7 million.

Pursuant to the terms of the Merger Agreement, each issued and outstanding share of fixed-to-floating rate non-cumulative perpetual preferred stock, series A, par value $0.01 per share, of CIT ("CIT Series A Preferred Stock") and each issued and outstanding share of 5.625% non-cumulative perpetual preferred stock, series B, par value $0.01 per share, of CIT ("CIT Series B Preferred Stock" and together with CIT Series A Preferred Stock, "CIT Preferred Stock"), converted into the right to receive one share of a newly created series of preferred stock, series B, of the Parent Company ("BancShares Series B Preferred Stock") and one share of a newly created series of preferred stock, series C, of the Parent Company ("BancShares Series C Preferred Stock" and together with the BancShares Series B Preferred Stock, the "New BancShares Preferred Stock"), respectively, having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT Series A Preferred Stock and the CIT Series B Preferred Stock, respectively. The non-callable period for the New BancShares Preferred Stock is January 4, 2027, which is five years from the original issuance date of the New BancShares Preferred Stock. There are 325,000 shares of BancShares Series B Preferred Stock with a liquidation preference of $1,000 per share, resulting in a total liquidation preference of $325 million. There are 8 million shares of BancShares Series C Preferred Stock with a liquidation preference of $25 per share, resulting in a total liquidation preference of $200 million. The New BancShares Preferred Stock qualifies as Tier 1 capital. The purchase price consideration related to the fair value of the New BancShares Preferred Stock was $541 million.

CIT RSUs and PSUs converted to BancShares RSUs, and CIT Director Equity Awards immediately vested upon completion of the CIT Merger, as further described in the "Stock-Based Compensation" discussion in Note 1 — Significant Accounting Policies and Basis of Presentation. The aggregate purchase price consideration related to these compensation awards was $81 million.

The CIT Merger has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values based on the acquisition date. The determination of estimated fair values required management to make certain estimates about discount rates, future expected cash flows, market conditions at the time of the merger and other future events that are highly subjective in nature. Purchase accounting could change until management finalized its analysis of the acquired assets and assumed liabilities, up to one year from the Merger Date. As of December 31, 2022, fair value measurements were finalized.

The following table provides a purchase price allocation to the identifiable assets acquired and liabilities assumed at their estimated fair values as of the Merger Date:

Purchase Price Consideration and Net Assets Acquired

dollars in millions, except shares issued and price per share		Purchase Price Allocation
Common share consideration		
Shares of Class A Common Stock issued		6,140,010
Price per share on January 3, 2022	$	859.76
Common stock consideration	$	5,279
Preferred stock consideration		541
Stock-based compensation consideration		81
Cash in lieu of fractional shares and other consideration paid		51
Purchase price consideration	$	5,952
Assets		
Cash and interest-earning deposits at banks	$	3,060
Investment securities		6,561
Assets held for sale		59
Loans and leases		32,714
Operating lease equipment		7,838
Bank-owned life insurance		1,202
Intangible assets		143
Other assets		2,198
Total assets acquired	$	53,775
Liabilities		
Deposits	$	39,428
Borrowings		4,536
Credit balances of factoring clients		1,534
Other liabilities		1,894
Total liabilities assumed	$	47,392
Fair value of net assets acquired		6,383
Gain on acquisition	$	431

BancShares recorded a gain on acquisition of $431 million in noninterest income, representing the excess of the fair value of net assets acquired over the purchase price. The gain on acquisition is not taxable.

The following is a description of the methods used to determine the estimated fair values of significant assets acquired and liabilities assumed as presented above.

Cash and interest-earning deposits at banks
For financial instruments with a short-term or no stated maturity, prevailing market rates and limited credit risk, carrying amounts approximate fair value.

Investment securities
Fair values for investment securities were based on quoted market prices, where available. If quoted market prices were not available, fair value estimates were based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market. In the absence of observable inputs, fair value was estimated based on pricing models and/or discounted cash flows methodologies.

Assets held for sale and loans and leases
Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, fixed or variable interest rate, remaining term, credit quality ratings or scores, amortization status and current discount rate. Selected larger, impaired loans were specifically reviewed to evaluate credit risk. Loans with similar risk characteristics were pooled together when applying various valuation techniques. The discount rates used for loans were based on an evaluation of current market rates for new originations of comparable loans and required rates of return for market participants to purchase similar assets, including adjustments for liquidity and credit quality when necessary.

BancShares' accounting methods for acquired loans and leases are discussed in Note 1 — Significant Accounting Policies and Basis of Presentation. The following table presents the UPB and fair value of the loans and leases acquired by BancShares in the CIT Merger. The UPB for PCD loans and leases includes the PCD Gross-Up of $272 million as discussed further in Note 4 — Loans and Leases.

Loans Acquired

dollars in millions	Loans and Leases			
	UPB		Fair Value	
Non-PCD loans and leases	$	29,542	$	29,481
PCD loans and leases		3,550		3,233
Total loans and leases	$	33,092	$	32,714

Operating Lease Equipment

Operating lease equipment were comprised of two sub-groups: rail and non-rail equipment. Fair values for both were based on the cost approach where market values were not available. The sales approach was used to value rail assets where market information was available, or when replacement cost less depreciation was lower than the current market value. An intangible liability was recorded for net below market lease contracts rental rates, for which fair value was estimated using the income approach and market lease rates and other key inputs.

A discount was recorded for operating lease equipment, which includes railcars, locomotives and other equipment, to reduce it to fair value. This adjustment will reduce depreciation expense over the remaining useful lives of the equipment on a straight-line basis. The intangible liability (see Note 8 — Goodwill and Other Intangibles) will be amortized, thereby increasing rental income (a component of noninterest income) over the remaining term of the lease agreements on a straight-line basis.

Bank Owned Life Insurance

The fair values of BOLI policies were determined by the policy administrator and calculated based on the net present value of investment cash flows. Expected premium payments, death benefits and expected mortality were considered in the net present value calculation. Based upon the administrator's analysis and management's review of the analysis, fair value was determined to equate to book value as of the merger date.

Intangible assets

The following table presents the intangible asset recorded in conjunction with the CIT Merger related to the valuation of core deposits:

Intangible Assets

dollars in millions	Fair Value		Estimated Useful Life	Amortization Method
Core deposit intangibles	$	143	10 years	Straight-line

Certain core deposits were acquired as part of the CIT Merger, which provide an additional source of funds for BancShares. The core deposit intangibles represent the costs saved by BancShares by acquiring the core deposits rather than sourcing the funds elsewhere. This intangible was valued using the income approach, after-tax cost savings method. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over their estimated average remaining life. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost. Refer to Note 8 — Goodwill and Other Intangibles for further discussion.

Other assets
The following table details other assets acquired:

Other Assets

dollars in millions		**Fair Value**
Low-income housing tax credits and other investments	$	777
Right of use assets		327
Premises and equipment		230
Fair value of derivative financial instruments		209
Counterparty receivables		133
Other		522
Total other assets	$	2,198

The fair values of the tax credit investments considered the ongoing equity installments that are regularly allocated to each of the underlying tax credit funds comprising the low-income housing tax credits investments, along with changes to projected tax benefits and the impact this has on future capital contributions, and an appropriately determined discount rate. The fair value of the investments in unconsolidated entities was valued using the income approach.

The right of use asset associated with real estate operating leases were measured at the same amount as the lease liability as adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms. The lease liability was measured at the present value of the remaining lease payments, as if the acquired lease were a new lease of the acquirer at the acquisition date and using BancShares incremental borrowing rate. The lease term was determined for individual leases based on management's assessment of the probability of exercising the existing renewal, termination and/or purchase option.

Fair values for property, including leasehold improvements, furniture and fixtures, computer software and other digital equipment were determined using the cost approach. Certain tangible assets that are expected to be sold in the short term were reported at net book. Real estate property, such as land and buildings, was valued using the sales comparison approach, where sales of comparable properties are adjusted for differences to estimate the value of each subject property.

The fair values of the derivative financial instruments, as well as counterparty receivables, were valued using prices of financial instruments with similar characteristics and observable inputs.

Deposits
The fair values for time deposits were estimated using a discounted cash flow analysis whereby the contractual remaining cash flows were discounted using market rates currently being offered for time deposits of similar maturities. For transactional deposits, carrying amounts approximate fair value.

Borrowings
In connection with the CIT Merger, BancShares assumed the outstanding borrowings of CIT. The fair values of borrowings were estimated based on readily observable prices using reliable market sources.

Credit balances of Factoring Clients
Credit balance amounts represent short-term payables that are tied to the factoring receivables. Due to the short-term nature of these payables and given that amounts are settled at book value, it was determined that the carrying value is equivalent to fair value.

Other Liabilities
Other liabilities include items such as accounts payable and accrued liabilities, lease liabilities, current and deferred taxes, commitments to fund tax credit investments and other miscellaneous liabilities. The fair value of lease liabilities was measured using the present value of remaining lease payments, using BancShares' discount rate at the merger date. The fair value of the remaining liabilities was determined to approximate book value. For all accrued liabilities and accounts payable, it was determined that the carrying value equals book value.

Unaudited Pro Forma Information

The amount of interest income, noninterest income and net income of $1.75 billion, $1.24 billion and $587 million, respectively, attributable to the acquisition of CIT were included in BancShares' Consolidated Statement of Income for the year ended December 31, 2022. CIT's interest income, noninterest income and net income noted above reflect management's best estimates, based on information available at the reporting date.

The following table presents certain unaudited pro forma financial information for illustrative purposes only, for the year ended December 31, 2022 and 2021 as if CIT had been acquired on January 1, 2021. The unaudited estimated pro forma information combines the historical results of CIT and BancShares and includes certain pro forma adjustments. The key pro forma adjustments relate to the following items that were recognized in BancShares Consolidated Statement of Income for the year ended December 31, 2022, but were reflected in 2021 for the pro forma financial information: (i) provision for credit losses of $513 million related to the Non-PCD loans and leases and unfunded commitments; (ii) merger-related expenses of $231 million; (iii) estimated PAA accretion and amortization related to fair value adjustments and intangibles associated with the CIT Merger; and (iv) $431 million gain on acquisition. BancShares expects to achieve operating cost savings and other business synergies as a result of the acquisition that are not reflected in the pro forma amounts that follow. The pro forma information should not be relied upon as being indicative of the historical results of operations that would have occurred had the acquisition taken place on January 1, 2021. Actual results may differ from the unaudited pro forma information presented below and the differences could be significant.

Selected Unaudited Pro Forma Financial Information for Consolidated BancShares

dollars in millions	Year Ended December 31,	
	2022	**2021**
Interest income	$ 3,413	$ 2,867
Noninterest income	1,705	2,537
Net income	1,225	1,497

NOTE 3 — INVESTMENT SECURITIES

The following tables as of December 31, 2022 include the investment security balances acquired in the CIT Merger, which were recorded at fair value on the acquisition date. The amortized cost and fair value of investment securities at December 31, 2022 and 2021, were as follows:

Amortized Cost and Fair Value - Debt Securities

dollars in millions

| | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale				
U.S. Treasury	$ 2,035	$ —	$ (137)	$ 1,898
Government agency	164	—	(2)	162
Residential mortgage-backed securities	5,424	1	(630)	4,795
Commercial mortgage-backed securities	1,774	—	(170)	1,604
Corporate bonds	570	—	(34)	536
Total investment securities available for sale	$ 9,967	$ 1	$ (973)	$ 8,995
Investment in marketable equity securities	$ 75	$ 21	$ (1)	$ 95
Investment securities held to maturity				
U.S. Treasury	$ 474	$ —	$ (50)	$ 424
Government agency	1,548	—	(186)	1,362
Residential mortgage-backed securities	4,605	—	(723)	3,882
Commercial mortgage-backed securities	3,355	—	(484)	2,871
Supranational securities	295	—	(41)	254
Other	2	—	—	2
Total investment securities held to maturity	$ 10,279	$ —	$ (1,484)	$ 8,795
Total investment securities	$ 20,321	$ 22	$ (2,458)	$ 17,885

| | December 31, 2021 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale				
U.S. Treasury	$ 2,007	$ —	$ (2)	$ 2,005
Government agency	221	1	(1)	221
Residential mortgage-backed securities	4,757	8	(36)	4,729
Commercial mortgage-backed securities	1,648	9	(17)	1,640
Corporate bonds	582	27	(1)	608
Total investment securities available for sale	$ 9,215	$ 45	$ (57)	$ 9,203
Investment in marketable equity securities	$ 73	$ 25	$ —	$ 98
Investment securities held to maturity				
Residential mortgage-backed securities	$ 2,322	$ 6	$ (22)	$ 2,306
Commercial mortgage-backed securities	1,485	—	(34)	1,451
Other	2	—	—	2
Total investment securities held to maturity	$ 3,809	$ 6	$ (56)	$ 3,759
Total investment securities	$ 13,097	$ 76	$ (113)	$ 13,060

Investments in mortgage-backed securities represent securities issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. U.S. Treasury investments represents T-bills and Notes issued by the U.S. Treasury. Investments in government agency securities represent securities issued by the Small Business Association, FHLB and other agencies. Investments in supranational securities represent securities issued by the Supranational Entities and Multilateral Development Banks. Investments in corporate bonds represent positions in debt securities of other financial institutions. Investments in marketable equity securities represent positions in common stock of publicly traded financial institutions. Other held to maturity investments include certificates of deposit with other financial institutions.

BancShares also holds approximately 354,000 shares of Class B common stock of Visa. Until the resolution of certain litigation, at which time the Visa Class B common stock will convert to publicly traded Visa Class A common stock, these shares are only transferable to other stockholders of Visa Class B common stock. As a result, there is limited transfer activity in private transactions between buyers and sellers. Given this limited trading activity and the continuing uncertainty regarding the likelihood, ultimate timing and eventual exchange rate for shares of Visa Class B common stock into shares of Visa Class A common stock, these shares are not considered to have a readily determinable fair value and have no carrying value. BancShares continues to monitor the trading activity in Visa Class B common stock and the status of the resolution of certain litigation matters at Visa that would trigger the conversion of the Visa Class B common stock into Visa Class A common stock.

Accrued interest receivables for available for sale and held to maturity debt securities were excluded from the estimate for credit losses. At December 31, 2022, accrued interest receivables for available for sale and held to maturity debt securities were $33 million and $19 million, respectively. At December 31, 2021, accrued interest receivables for available for sale and held to maturity debt securities were $22 million and $7 million, respectively. During the year ended December 31, 2022 and 2021, there was no accrued interest that was deemed uncollectible and written off against interest income.

The following table provides the amortized cost and fair value by contractual maturity. Expected maturities will differ from contractual maturities on certain securities because borrowers and issuers may have the right to call or prepay obligations with or without prepayment penalties. Residential and commercial mortgage-backed and government agency securities are stated separately as they are not due at a single maturity date.

Maturities - Debt Securities

dollars in millions	December 31, 2022		December 31, 2021	
	Cost	**Fair Value**	**Cost**	**Fair Value**
Investment securities available for sale				
Non-amortizing securities maturing in:				
One year or less	$ 37	$ 37	$ —	$ —
After one through five years	2,068	1,928	2,049	2,048
After five through 10 years	483	455	523	548
After 10 years	17	14	17	17
Government agency	164	162	221	221
Residential mortgage-backed securities	5,424	4,795	4,757	4,729
Commercial mortgage-backed securities	1,774	1,604	1,648	1,640
Total investment securities available for sale	$ 9,967	$ 8,995	$ 9,215	$ 9,203
Investment securities held to maturity				
Non-amortizing securities maturing in:				
One year or less	$ 51	$ 51	$ 2	$ 2
After one through five years	1,479	1,328	—	—
After five through 10 years	789	663	—	—
Residential mortgage-backed securities	4,605	3,882	2,322	2,306
Commercial mortgage-backed securities	3,355	2,871	1,485	1,451
Total investment securities held to maturity	$ 10,279	$ 8,795	$ 3,809	$ 3,759

The following table presents interest and dividend income on investment securities.

Interest and Dividends on Investment Securities

dollars in millions	Year ended December 31		
	2022	2021	2020
Interest income - taxable investment securities	$ 352	$ 143	$ 140
Dividend income - marketable equity securities	2	2	4
Interest on investment securities	$ 354	$ 145	$ 144

The following table provides the gross realized gains and losses on the sales of investment securities available for sale:

Realized Gains on Debt Securities Available For Sale

dollars in millions	Year ended December 31		
	2022	2021	2020
Gross realized gains on sales of investment securities available for sale	$ —	$ 33	$ 61
Gross realized losses on sales of investment securities available for sale	—	—	(1)
Net realized gains on sales of investment securities available for sale	$ —	$ 33	$ 60

The following table provides the fair value adjustment on marketable equity securities:

Fair Value Adjustment on Marketable Equity Securities

dollars in millions	Year ended December 31		
	2022	2021	2020
Fair value adjustment on marketable equity securities, net	$ (3)	$ 34	$ 29

The following table provides information regarding investment securities available for sale with unrealized losses for which an ACL has not been recorded:

Gross Unrealized Losses on Debt Securities Available For Sale

dollars in millions	December 31, 2022					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment securities available for sale						
U.S. Treasury	$ 403	$ (27)	$ 1,495	$ (110)	$ 1,898	$ (137)
Government agency	65	(1)	62	(1)	127	(2)
Residential mortgage-backed securities	1,698	(165)	3,001	(465)	4,699	(630)
Commercial mortgage-backed securities	836	(53)	752	(117)	1,588	(170)
Corporate bonds	499	(30)	37	(4)	536	(34)
Total	$ 3,501	$ (276)	$ 5,347	$ (697)	$ 8,848	$ (973)

	December 31, 2021					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment securities available for sale						
U.S. Treasury	$ 1,811	$ (2)	$ —	$ —	$ 1,811	$ (2)
Government agency	17	—	79	(1)	96	(1)
Residential mortgage-backed securities	3,992	(36)	1	—	3,993	(36)
Commercial mortgage-backed securities	852	(15)	111	(2)	963	(17)
Corporate bonds	52	(1)	—	—	52	(1)
Total	$ 6,724	$ (54)	$ 191	$ (3)	$ 6,915	$ (57)

As of December 31, 2022, there were 151 investment securities available for sale with continuous unrealized losses for more than 12 months, of which 144 were government sponsored enterprise-issued mortgage-backed securities or government agency securities and the remaining seven related to corporate bonds. None of the unrealized losses identified as of December 31, 2022 or December 31, 2021, relate to the issuer's ability to honor redemption obligations. Rather, the unrealized losses relate to changes in interest rates relative to when the investment securities were purchased, and do not indicate credit-related impairment. BancShares considered other factors including changes in credit ratings, delinquencies, and other macroeconomic factors in this determination. As a result, none of the available for sale securities were deemed to require an ACL. BancShares has the ability and intent to retain these securities for a period of time sufficient to recover all unrealized losses.

BancShares' portfolio of held to maturity debt securities consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury notes, unsecured bonds issued by government agencies and government sponsored entities, securities issued by the Supranational Entities and Multilateral Development Banks and Federal Deposit Insurance Corporation ("FDIC") guaranteed CDs with other financial institutions. Given the consistently strong credit rating of the U.S. Treasury, the Supranational Entities and Multilateral Development Banks and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, as of December 31, 2022 and 2021, no ACL was required for held to maturity debt securities.

Investment securities having an aggregate carrying value of $4.2 billion at December 31, 2022, and $5.7 billion at December 31, 2021, were pledged as collateral to secure public funds on deposit and certain short-term borrowings, and for other purposes as required by law.

A security is considered past due once it is 30 days contractually past due under the terms of the agreement. There were no securities past due as of December 31, 2022 and 2021.

There were no debt securities held to maturity on non-accrual status as of December 31, 2022 and 2021.

Certain investments held by BancShares were recorded in other assets. BancShares held FHLB stock of $197 million and $40 million at December 31, 2022 and 2021, respectively; these securities are recorded at cost. BancShares held $58 million and $1 million of nonmarketable securities without readily determinable fair values, which are measured at cost at December 31, 2022 and December 31, 2021, respectively. Investments in qualified affordable housing projects, all of which qualify for the proportional amortization method, were $598 million and $157 million at December 31, 2022 and 2021, respectively.

NOTE 4 — LOANS AND LEASES

The following tables as of December 31, 2022 include loan and lease balances acquired in the CIT Merger, which were recorded at fair value on the Merger Date. Refer to Note 2 — Business Combinations for further information and to Note 1 — Significant Accounting Policies and Basis of Presentation for our accounting policies related to loans.

Unless otherwise noted, loans held for sale are not included in the following tables. Leases in the following tables include finance leases, but exclude operating lease equipment.

Loans by Class

dollars in millions	December 31, 2022		December 31, 2021	
Commercial				
Commercial construction	$	2,804	$	1,238
Owner occupied commercial mortgage		14,473		12,099
Non-owner occupied commercial mortgage		9,902		3,041
Commercial and industrial		24,105		5,937
Leases		2,171		271
Total commercial		53,455		22,586
Consumer				
Residential mortgage		13,309		6,088
Revolving mortgage		1,951		1,818
Consumer auto		1,414		1,332
Consumer other		652		548
Total consumer		17,326		9,786
Total loans and leases	$	70,781	$	32,372

At December 31, 2022 and 2021, accrued interest receivable on loans included in other assets was $203 million and $87 million, respectively, and was excluded from the estimate of credit losses.

The following table presents selected components of the amortized cost of loans.

Components of Amortized Cost

dollars in millions	December 31, 2022		December 31, 2021	
Deferred fees, including unearned fees and unamortized costs on Non-PCD loans	$	85	$	32
Net unamortized discount on purchased loans				
Non-PCD	$	73	$	11
PCD		45		29
Total net unamortized discount	$	118	$	40

The aging of the outstanding loans and leases, by class, at December 31, 2022 and 2021 is provided in the tables below. Loans and leases less than 30 days past due are considered current, as various grace periods allow borrowers to make payments within a stated period after the due date and remain in compliance with the respective agreement.

Loans and Leases - Delinquency Status

dollars in millions

	December 31, 2022					
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total
Commercial						
Commercial construction	$ 50	$ —	$ 1	$ 51	$ 2,753	$ 2,804
Owner occupied commercial mortgage	29	5	25	59	14,414	14,473
Non-owner occupied commercial mortgage	76	144	11	231	9,671	9,902
Commercial and industrial	173	26	53	252	23,853	24,105
Leases	59	17	16	92	2,079	2,171
Total commercial	387	192	106	685	52,770	53,455
Consumer						
Residential mortgage	73	16	52	141	13,168	13,309
Revolving mortgage	9	3	8	20	1,931	1,951
Consumer auto	7	1	1	9	1,405	1,414
Consumer other	4	2	3	9	643	652
Total consumer	93	22	64	179	17,147	17,326
Total loans and leases	$ 480	$ 214	$ 170	$ 864	$ 69,917	$ 70,781

	December 31, 2021					
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total
Commercial						
Commercial construction	$ 1	$ —	$ 2	$ 3	$ 1,235	$ 1,238
Owner occupied commercial mortgage	21	1	9	31	12,068	12,099
Non-owner occupied commercial mortgage	3	—	2	5	3,036	3,041
Commercial and industrial	8	3	5	16	5,921	5,937
Leases	—	1	1	2	269	271
Total commercial	33	5	19	57	22,529	22,586
Consumer						
Residential mortgage	24	6	23	53	6,035	6,088
Revolving mortgage	6	2	6	14	1,804	1,818
Consumer auto	6	1	1	8	1,324	1,332
Consumer other	2	2	1	5	543	548
Total consumer	38	11	31	80	9,706	9,786
Total loans and leases	$ 71	$ 16	$ 50	$ 137	$ 32,235	$ 32,372

The amortized cost, by class, of loans and leases on non-accrual status, and loans and leases greater than 90 days past due and still accruing at December 31, 2022 and 2021 are presented below.

Loans on Non-Accrual Status [1] [2]

dollars in millions	December 31, 2022		December 31, 2021	
	Non-Accrual Loans	Loans > 90 Days and Accruing	Non-Accrual Loans	Loans > 90 Days and Accruing
Commercial				
Commercial construction	$ 48	$ —	$ 4	$ —
Owner occupied commercial mortgage	41	2	18	5
Non-owner occupied commercial mortgage	228	—	5	—
Commercial and industrial	184	41	15	1
Leases	28	7	3	—
Total commercial	529	50	45	6
Consumer				
Residential mortgage	75	10	54	—
Revolving mortgage	18	—	18	—
Consumer auto	4	—	3	—
Consumer other	1	3	1	1
Total consumer	98	13	76	1
Total loans and leases	$ 627	$ 63	$ 121	$ 7

[1] *Accrued interest that was reversed when the loan went to non-accrual status was $4 million for the year ended December 31, 2022.*
[2] *Non-accrual loans for which there was no related ACL totaled $63 million at December 31, 2022 and $15 million at December 31, 2021.*

OREO and repossessed assets were $47 million as of December 31, 2022 and $40 million as of December 31, 2021.

Credit quality indicators
Loans and leases are monitored for credit quality on a recurring basis. Commercial loans and leases and consumer loans have different credit quality indicators as a result of the unique characteristics of the loan classes being evaluated. The credit quality indicators for commercial loans and leases are developed through a review of individual borrowers on an ongoing basis. Commercial loans are evaluated periodically with more frequent evaluations done on criticized loans. The indicators as of the date presented are based on the most recent assessment performed and are defined below:

> **Pass** – A pass rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

> **Special mention** – A special mention asset has potential weaknesses which deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

> **Substandard** – A substandard asset is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

> **Doubtful** – An asset classified as doubtful has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values.

> **Loss** – Assets classified as loss are considered uncollectible and of such little value it is inappropriate to be carried as an asset. This classification is not necessarily equivalent to any potential for recovery or salvage value, but rather it is not appropriate to defer a full charge-off even though partial recovery may be affected in the future.

> **Ungraded** – Ungraded loans represent loans not included in the individual credit grading process due to their relatively small balances or borrower type. The majority of ungraded loans at December 31, 2022 and 2021, relate to business credit cards. Business credit card loans are subject to automatic charge-off when they become 120 days past due in the same manner as unsecured consumer lines of credit.

The credit quality indicator for consumer loans is based on delinquency status of the borrower as of the date presented. As the borrower becomes more delinquent, the likelihood of loss increases. An exemption is applied to government guaranteed loans as the principal repayments are insured by the Federal Housing Administration and U.S. Department of Veterans Affairs and thus remain on accrual status regardless of delinquency status.

The following table summarizes the commercial loans disaggregated by year of origination and by risk rating. The consumer loan delinquency status by year of origination is also presented below. The tables reflect the amortized cost of the loans and include PCD loans.

Commercial Loans - Risk Classifications by Class

December 31, 2022

Risk Classification:	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
dollars in millions	2022	2021	2020	2019	2018	2017 & Prior	Revolving		Total
Commercial construction									
Pass	$ 1,140	$ 759	$ 511	$ 157	$ 27	$ 75	$ 42	$ —	$ 2,711
Special Mention	4	—	18	18	—	—	—	—	40
Substandard	2	—	—	43	—	5	—	—	50
Doubtful	—	—	—	3	—	—	—	—	3
Ungraded	—	—	—	—	—	—	—	—	—
Total commercial construction	1,146	759	529	221	27	80	42	—	2,804
Owner occupied commercial mortgage									
Pass	2,773	3,328	2,966	1,825	1,048	1,867	177	—	13,984
Special Mention	33	14	32	33	18	49	2	—	181
Substandard	24	47	41	28	47	114	6	—	307
Doubtful	—	—	—	—	—	1	—	—	1
Ungraded	—	—	—	—	—	—	—	—	—
Total owner occupied commercial mortgage	2,830	3,389	3,039	1,886	1,113	2,031	185	—	14,473
Non-owner occupied commercial mortgage									
Pass	2,501	1,658	1,794	1,397	680	933	48	—	9,011
Special Mention	—	1	69	38	35	10	1	—	154
Substandard	3	11	68	324	58	236	—	—	700
Doubtful	—	—	—	17	—	20	—	—	37
Ungraded	—	—	—	—	—	—	—	—	—
Total non-owner occupied commercial mortgage	2,504	1,670	1,931	1,776	773	1,199	49	—	9,902
Commercial and industrial									
Pass	7,695	4,145	2,035	1,533	872	845	5,252	29	22,406
Special Mention	87	153	79	63	52	23	40	—	497
Substandard	106	117	194	132	166	145	200	1	1,061
Doubtful	1	4	3	11	6	16	7	—	48
Ungraded	—	—	—	—	—	—	93	—	93
Total commercial and industrial	7,889	4,419	2,311	1,739	1,096	1,029	5,592	30	24,105
Leases									
Pass	718	466	389	216	80	108	—	—	1,977
Special Mention	21	22	17	9	4	—	—	—	73
Substandard	32	32	27	12	7	1	—	—	111
Doubtful	2	3	2	1	1	—	—	—	9
Ungraded	—	—	—	—	—	1	—	—	1
Total leases	773	523	435	238	92	110	—	—	2,171
Total commercial	$ 15,142	$ 10,760	$ 8,245	$ 5,860	$ 3,101	$ 4,449	$ 5,868	$ 30	$ 53,455

Consumer Loans - Delinquency Status by Class

Days Past Due:	December 31, 2022								
	Term Loans by Origination Year							Revolving Converted to Term Loans	
dollars in millions	2022	2021	2020	2019	2018	2017 & Prior	Revolving		Total
Residential mortgage									
Current	$ 3,485	$ 3,721	$ 2,097	$ 805	$ 413	$ 2,625	$ 22	$ —	$ 13,168
30-59 days	3	7	6	5	3	49	—	—	73
60-89 days	1	1	2	—	1	11	—	—	16
90 days or greater	—	1	1	2	2	46	—	—	52
Total residential mortgage	3,489	3,730	2,106	812	419	2,731	22	—	13,309
Revolving mortgage									
Current	—	—	—	—	—	—	1,839	92	1,931
30-59 days	—	—	—	—	—	—	5	4	9
60-89 days	—	—	—	—	—	—	2	1	3
90 days or greater	—	—	—	—	—	—	5	3	8
Total revolving mortgage	—	—	—	—	—	—	1,851	100	1,951
Consumer auto									
Current	599	398	216	111	59	22	—	—	1,405
30-59 days	1	2	2	1	1	—	—	—	7
60-89 days	—	1	—	—	—	—	—	—	1
90 days or greater	—	1	—	—	—	—	—	—	1
Total consumer auto	600	402	218	112	60	22	—	—	1,414
Consumer other									
Current	160	82	13	6	2	19	361	—	643
30-59 days	—	—	—	—	—	1	3	—	4
60-89 days	—	—	—	—	—	1	1	—	2
90 days or greater	—	—	—	—	—	1	2	—	3
Total consumer other	160	82	13	6	2	22	367	—	652
Total consumer	$ 4,249	$ 4,214	$ 2,337	$ 930	$ 481	$ 2,775	$ 2,240	$ 100	$ 17,326

The following tables represent current credit quality indicators by origination year as of December 31, 2021.

Commercial Loans - Risk Classifications by Class

December 31, 2021

Risk Classification:	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
dollars in millions	2021	2020	2019	2018	2017	2016 & Prior	Revolving		Total
Commercial construction									
Pass	$ 540	$ 400	$ 189	$ 29	$ 48	$ 11	$ 10	$ —	$ 1,227
Special Mention	—	—	—	—	—	1	—	—	1
Substandard	2	—	1	2	4	1	—	—	10
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total commercial construction	542	400	190	31	52	13	10	—	1,238
Owner occupied commercial mortgage									
Pass	3,045	3,022	1,873	1,194	963	1,572	125	—	11,794
Special Mention	3	35	37	22	13	33	5	—	148
Substandard	31	16	18	12	18	56	6	—	157
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total owner occupied commercial mortgage	3,079	3,073	1,928	1,228	994	1,661	136	—	12,099
Non-owner occupied commercial mortgage									
Pass	644	737	578	263	266	412	37	—	2,937
Special Mention	1	—	—	3	3	10	—	—	17
Substandard	9	11	24	12	7	22	1	—	86
Doubtful	—	—	—	—	1	—	—	—	1
Ungraded	—	—	—	—	—	—	—	—	—
Total non-owner occupied commercial mortgage	654	748	602	278	277	444	38	—	3,041
Commercial and industrial									
Pass	2,107	1,018	599	257	149	281	1,342	5	5,758
Special Mention	9	7	20	2	4	5	5	—	52
Substandard	20	7	3	4	2	2	16	1	55
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	72	—	72
Total commercial and industrial	2,136	1,032	622	263	155	288	1,435	6	5,937
Leases									
Pass	93	68	38	42	17	8	—	—	266
Special Mention	—	1	—	—	—	—	—	—	1
Substandard	2	1	—	1	—	—	—	—	4
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total leases	95	70	38	43	17	8	—	—	271
Total commercial	$ 6,506	$ 5,323	$ 3,380	$ 1,843	$ 1,495	$ 2,414	$ 1,619	$ 6	$ 22,586

Consumer Loans - Delinquency Status by Class

December 31, 2021									
Days Past Due:	**Term Loans by Origination Year**							**Revolving Converted to Term Loans**	
dollars in millions	**2021**	**2020**	**2019**	**2018**	**2017**	**2016 & Prior**	**Revolving**		**Total**
Residential mortgage									
Current	$ 2,139	$ 1,663	$ 627	$ 368	$ 349	$ 867	$ 22	$ —	$ 6,035
30-59 days	2	3	2	2	1	14	—	—	24
60-89 days	—	—	—	1	1	4	—	—	6
90 days or greater	1	1	1	2	1	17	—	—	23
Total residential mortgage	2,142	1,667	630	373	352	902	22	—	6,088
Revolving mortgage									
Current	—	—	—	—	—	—	1,678	126	1,804
30-59 days	—	—	—	—	—	—	4	2	6
60-89 days	—	—	—	—	—	—	—	2	2
90 days or greater	—	—	—	—	—	—	2	4	6
Total revolving mortgage	—	—	—	—	—	—	1,684	134	1,818
Consumer auto									
Current	597	343	198	119	48	19	—	—	1,324
30-59 days	1	2	1	1	—	1	—	—	6
60-89 days	—	—	—	—	—	1	—	—	1
90 days or greater	—	—	—	—	—	1	—	—	1
Total consumer auto	598	345	199	120	48	22	—	—	1,332
Consumer other									
Current	131	24	11	4	2	29	342	—	543
30-59 days	—	—	—	—	—	—	2	—	2
60-89 days	1	—	—	—	—	—	1	—	2
90 days or greater	—	—	—	—	—	—	1	—	1
Total consumer other	132	24	11	4	2	29	346	—	548
Total consumer	$ 2,872	$ 2,036	$ 840	$ 497	$ 402	$ 953	$ 2,052	$ 134	$ 9,786

Purchased loans and leases

The following table summarizes PCD loans and leases that BancShares acquired in the CIT Merger.

PCD Loans and Leases - CIT Merger

dollars in millions	**Total PCD from CIT Merger**
UPB	$ 3,550
Initial PCD ACL	(272)
Fair value discount, net of the PCD Gross-Up	(45)
Purchase price	$ 3,233

The recorded fair values of Non-PCD loans acquired in the CIT Merger as of the acquisition date was $29.5 billion, resulting in a PAA discount of $61 million. BancShares' accounting methods for acquired loans and leases are discussed in Note 1 — Significant Accounting Policies and Basis of Presentation. See Note 2 — Business Combinations for further discussion of the CIT Merger.

Troubled Debt Restructuring

As part of BancShares' ongoing risk-management practices, BancShares attempts to work with borrowers when necessary to extend or modify loan terms to better align with their current ability to repay. Extensions and modifications are made in accordance with internal policies and guidelines to conform to regulatory guidance. BancShares accounts for certain loan modifications or restructurings as TDRs. In general, a modification or restructuring of a loan is considered a TDR if, for economic or legal reasons related to a borrower's financial difficulties, a concession is granted to the borrower that creditors would not otherwise consider. BancShares may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if is probable that a borrower may default in the foreseeable future. Many aspects of a borrower's financial situation are assessed when determining whether they are experiencing financial difficulty.

Concessions may relate to the contractual interest rate, maturity date, payment structure or other actions. The assessments of whether a borrower is experiencing (or is likely to experience) financial difficulty, and whether a concession has been granted, are subjective in nature and management's judgment is required when determining whether a modification is classified as a TDR. In accordance with regulatory guidance discussed below, certain loan modifications that might ordinarily have qualified as TDRs were not accounted for as TDRs.

The Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (the "Interagency Statement") was published by banking regulators in April 2020 to clarify expectations around loan modifications and the determination of TDRs for borrowers experiencing COVID-19-related financial difficulty. The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") and Interagency Statement offer some practical expedients for evaluating whether loan modifications that occur in response to the COVID-19 pandemic were TDRs. Any loan modification that meets these practical expedients would not automatically be considered a TDR because the borrower is presumed not to be experiencing financial difficulty at the time of the loan modification. BancShares applied this regulatory guidance during its TDR identification process through January 1, 2022 for short-term loan forbearance agreements as a result of COVID-19 and in most cases did not record these as TDRs.

Modified loans that meet the definition of a TDR are subject to BancShares' individually reviewed loans policy. The following table presents amortized cost of TDRs.

TDRs

dollars in millions	December 31, 2022		
	Accruing	**Non-Accruing**	**Total**
Commercial			
Commercial construction	$ 2	$ 1	$ 3
Owner occupied commercial mortgage	46	9	55
Non-owner occupied commercial mortgage	24	30	54
Commercial and industrial	26	8	34
Leases	—	1	1
Total commercial	98	49	147
Consumer			
Residential mortgage	33	17	50
Revolving mortgage	17	5	22
Consumer auto	2	—	2
Consumer other	—	—	—
Total consumer	52	22	74
Total TDRs	$ 150	$ 71	$ 221

	December 31, 2021				
	Accruing		Non-Accruing		Total
Commercial					
Commercial construction	$	2	$	—	$	2
Owner occupied commercial mortgage		57		8		65
Non-owner occupied commercial mortgage		26		3		29
Commercial and industrial		12		9		21
Leases		—		1		1
Total commercial		97		21		118
Consumer					
Residential mortgage		29		18		47
Revolving mortgage		17		7		24
Consumer auto		2		—		2
Consumer other		1		—		1
Total consumer		49		25		74
Total TDRs	$	146	$	46	$	192

The following table summarizes the loan restructurings during the years ended December 31, 2022, 2021, and 2020 that were designated as TDRs. BancShares defines payment default as movement of the TDR to non-accrual status, which is generally 90 days past due, foreclosure or charge-off, whichever occurs first.

Restructurings

dollars in millions (except for number of loans)	Year ended December 31					
	2022		2021		2020	
	Number of Loans	Amortized Cost at Period End	Number of Loans	Amortized Cost at Period End	Number of Loans	Amortized Cost at Period End
Loans and leases						
Interest only	17	$ 39	20	$ 18	37	$ 32
Loan term extension	128	26	129	16	92	11
Below market rates	86	9	177	20	254	40
Discharge from bankruptcy	106	5	128	10	216	9
Total	337	$ 79	454	$ 64	599	$ 92

There were $1.5 million, $0.4 million, and $0.2 million of commitments to lend additional funds to borrowers whose loan terms have been modified in TDRs as of December 31, 2022, 2021, and 2020 respectively.

After a loan is determined to be a TDR, BancShares continues to track its performance under its most recent restructured terms. TDRs that subsequently defaulted during the year ended December 31, 2022, 2021, and 2020 and were classified as TDRs during the applicable 12-month period preceding December 31, 2022, 2021, and 2020 were as follows:

TDR Defaults

dollars in millions	December 31, 2022	December 31, 2021	December 31, 2020
TDR Defaults	$ 6	$ 8	$ 9

Loans Pledged

The following table provides information regarding loans pledged as collateral for borrowing capacity through the FHLB of Atlanta and the Federal Reserve Bank ("FRB") as of December 31, 2022 and 2021:

Loans Pledged

dollars in millions	December 31, 2022	December 31, 2021
FHLB of Atlanta		
Lendable collateral value of pledged Non-PCD loans	$ 14,918	$ 9,564
Less: Advances	4,250	645
Less: Letters of Credit	1,450	—
Available borrowing capacity	$ 9,218	$ 8,919
Pledged Non-PCD loans (contractual balance)	$ 23,491	$ 14,507
FRB		
Lendable collateral value of pledged non-PCD loans	$ 4,203	$ 3,951
Less: Advances	—	—
Available borrowing capacity	$ 4,203	$ 3,951
Pledged Non-PCD loans (contractual balance)	$ 5,697	$ 4,806

NOTE 5 — ALLOWANCE FOR CREDIT LOSSES

The ACL for loans and leases is reported in the allowance for credit losses on the Consolidated Balance Sheets, while the ACL for unfunded commitments is reported in other liabilities. The provision or benefit for credit losses related to both (i) loans and leases and (ii) unfunded commitments is reported in the Consolidated Statements of Income as provision or benefit for credit losses. The ACL methodology is discussed in Note 1 — Significant Accounting Policies and Basis of Presentation.

The initial ACL for PCD loans and leases acquired in the CIT Merger (the "Initial PCD ACL") of $272 million was established through the PCD Gross-Up and there was no corresponding increase to the provision for credit losses. The PCD Gross-Up is discussed further in Note 1 — Significant Accounting Policies and Basis of Presentation. The initial ACL for Non-PCD loans and leases acquired in the CIT Merger was established through a corresponding increase of $454 million to the provision for credit losses (the "Day 2 provision for loans and leases"). The ACL activity for loans and leases and the ACL for unfunded commitments is summarized in the following tables. The increase in the ACL is primarily related to the CIT Merger, loan growth, and deterioration in the economic outlook.

ACL for Loans and Leases

dollars in millions

	Year Ended December 31, 2022		
	Commercial	Consumer	Total
Balance at December 31, 2021	$ 80	$ 98	$ 178
Initial PCD ACL[1]	258	14	272
Day 2 provision for loans and leases	432	22	454
Provision (benefit) for credit losses - loans and leases	101	(4)	97
Total provision for credit losses- loans and leases	533	18	551
Charge-offs[1]	(126)	(20)	(146)
Recoveries	44	23	67
Balance at December 31, 2022	$ 789	$ 133	$ 922

	Year Ended December 31, 2021		
	Commercial	Consumer	Total
Balance at December 31, 2020	$ 92	$ 133	$ 225
(Benefit) for credit losses - loans and leases	(7)	(30)	(37)
Charge-offs	(18)	(18)	(36)
Recoveries	13	13	26
Balance at December 31, 2021	$ 80	$ 98	$ 178

	Year Ended December 31, 2020		
	Commercial	Consumer	Total
Balance at December 31, 2019	$ 150	$ 75	$ 225
Adoption of ASC 326	(84)	46	(38)
Balance after adoption of ASC 326	66	121	187
Provision for credit losses - loans and leases	34	24	58
Initial balance on PCD loans	1	1	2
Charge-offs	(20)	(25)	(45)
Recoveries	11	12	23
Balance at December 31, 2020	$ 92	$ 133	$ 225

[1] The Initial PCD ACL related to the CIT Merger was $272 million, net of an additional $243 million for loans that CIT charged-off prior to the Merger Date (whether full or partial) which met BancShares' charge-off policy at the Merger Date.

ACL for Unfunded Commitments

dollars in millions

	Year Ended December 31,		
	2022	2021	2020
Beginning balance	$ 12	$ 13	$ 1
Adoption of ASC 326	—	—	9
Balance after adoption of ASC 326	12	13	10
Provision (benefit) for credit losses - unfunded commitments[1]	94	(1)	3
Ending balance	$ 106	$ 12	$ 13

[1] Includes the Day 2 provision for unfunded commitments of $59 million related to the CIT Merger.

NOTE 6 — LEASES

Lessee

BancShares leases primarily include administrative offices and bank locations. Substantially all of our lease liabilities relate to United States real estate leases under operating lease arrangements. Our real estate leases have remaining lease terms of up to 17 years. Our lease terms may include options to extend or terminate the lease. The options are included in the lease term when it is determined that it is reasonably certain the option will be exercised.

The following table presents supplemental balance sheet information and remaining weighted average lease terms and discount rates.

Supplemental Lease Information

dollars in millions	Classification	December 31, 2022		December 31, 2021	
ROU assets:					
Operating leases	Other assets	$	345	$	64
Finance leases	Premises and equipment		7		4
Total ROU assets		$	352	$	68
Lease liabilities:					
Operating leases	Other liabilities	$	352	$	64
Finance leases	Other borrowings		7		4
Total lease liabilities		$	359	$	68
Weighted-average remaining lease terms:					
Operating leases			9.6 years		8.9 years
Finance leases			4.1 years		3.5 years
Weighted-average discount rate:					
Operating leases			2.19 %		3.00 %
Finance leases			2.34 %		3.12 %

The following table presents components of lease cost:

Components of Net Lease Cost

dollars in millions		Year ended December 31					
	Classification	2022		2021		2020	
Lease cost							
Operating lease cost[1][2]	Occupancy expense	$	58	$	14	$	15
Finance lease cost							
Amortization of leased assets	Equipment expense		2		2		2
Interest on lease liabilities	Interest expense - other borrowings		—		—		—
Variable lease cost	Occupancy expense		12		3		3
Sublease income	Occupancy expense		(2)		—		—
Net lease cost		$	70	$	19	$	20

[1] Includes short-term lease cost, which is not significant.
[2] In addition, approximately $6 million of costs related to leased branches to be closed or subleased was included in merger-related expenses in the consolidated statements of income for the year ended December 31, 2022.

Variable lease cost includes common area maintenance, property taxes, utilities, and other operating expenses related to leased premises recognized in the period in which the expense was incurred. Certain of our lease agreements also include rental payments adjusted periodically for inflation. While lease liabilities are not remeasured because of these changes, these adjustments are treated as variable lease costs and recognized in the period in which the expense is incurred. Sublease income results from leasing excess building space that BancShares is no longer utilizing under operating leases, which have remaining lease terms of up to 14 years.

The following table presents supplemental cash flow information related to leases:

Supplemental Cash Flow Information

dollars in millions	Year ended December 31			
	2022		**2021**	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	54	$	13
Operating cash flows from finance leases		—		—
Financing cash flows from finance leases		2		2
ROU assets obtained in exchange for new operating lease liabilities		19		7
ROU assets obtained in exchange for new finance lease liabilities		5		—

The following table presents lease liability maturities at December 31, 2022:

Maturity of Lease Liabilities

dollars in millions	Operating Leases		Finance Leases		Total	
2023	$	48	$	2	$	50
2024		50		2		52
2025		44		2		46
2026		42		1		43
2027		39		—		39
Thereafter		168		—		168
Total undiscounted lease payments	$	391	$	7	$	398
Difference between undiscounted cash flows and discounted cash flows		39		—		39
Lease liabilities, at present value	$	352	$	7	$	359

Lessor

BancShares leases equipment to commercial end-users under operating lease and finance lease arrangements. The majority of operating lease equipment is long-lived rail equipment, which is typically leased several times over its life. We also lease technology and office equipment, and large and small industrial, medical, and transportation equipment under both operating leases and finance leases.

Our Rail operating leases typically do not include purchase options. Many of our finance leases, and other equipment operating leases, offer the lessee the option to purchase the equipment at fair market value or for a nominal fixed purchase option and many of the leases that do not have a nominal purchase option include renewal provisions resulting in some leases continuing beyond the initial contractual term. Our leases typically do not include early termination options; and continued rent payments are due if leased equipment is not returned at the end of the lease.

The following table provides the net book value of operating lease equipment (net of accumulated depreciation of $296 million at December 31, 2022) by equipment type.

Operating Lease Equipment

dollars in millions	December 31, 2022	
Railcars and locomotives[1]	$	7,433
Other equipment		723
Total[1]	$	8,156

[1] _Includes off-lease rail equipment of $457 million at December 31, 2022._

The following table presents the components of the finance lease net investment on a discounted basis:

Components of Net Investment in Finance Leases

dollars in millions	December 31, 2022		December 31, 2021	
Lease receivables	$	1,786	$	246
Unguaranteed residual assets		317		25
Total net investment in finance leases		2,103		271
Leveraged lease net investment[1]		68		—
Total	$	2,171	$	271

[1] Leveraged leases are reported net of non-recourse debt of $11 million at December 31, 2022. Our leveraged lease arrangements commenced before the ASC 842 effective date and continue to be reported under the leveraged lease accounting model. ASC 842 eliminated leveraged lease accounting for new leases and for existing leases modified on or after the standard's effective date.

The table that follows presents lease income related to BancShares' operating and finance leases:

Lease Income

dollars in millions	Year ended December 31					
	2022		2021		2020	
Lease income – Operating leases	$	796	$	—	$	—
Variable lease income – Operating leases[1]		68		—		—
Rental income on operating leases		864		—		—
Interest income - Sales type and direct financing leases		169		18		23
Variable lease income included in Other noninterest income[2]		51		—		—
Interest income - Leveraged leases		20		—		—
Total lease income	$	1,104	$	18	$	23

[1] Primarily includes per diem railcar operating lease rental income earned on a time or mileage usage basis.
[2] Includes leased equipment property tax reimbursements due from customers of $17 million for the year ended December 31, 2022 and revenue related to insurance coverage on leased equipment of $33 million for the year ended December 31, 2022. There was no revenue related to property tax reimbursements due from customers or insurance coverage on leased equipment during 2021 or 2020.

The following tables present lease payments due on non-cancellable operating leases and lease receivables due on finance leases at December 31, 2022. Excluded from these tables are variable lease payments, including rentals calculated based on asset usage levels, rentals from future renewal and re-leasing activity, and expected sales proceeds from remarketing equipment at lease expiration, all of which are components of lease profitability.

Maturity Analysis of Operating Lease Payments

dollars in millions		
2023	$	655
2024		507
2025		339
2026		217
2027		131
Thereafter		322
Total	$	2,171

Maturity Analysis of Lease Receivable Payments - Sales Type and Direct Financing Leases

dollars in millions		
2023	$	811
2024		550
2025		342
2026		179
2027		83
Thereafter		24
Total undiscounted lease receivables	$	1,989
Difference between undiscounted cash flows and discounted cash flows		203
Lease receivables, at present value	$	1,786

NOTE 7 — PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31, 2022 and 2021 are summarized as follows:

dollars in millions	Useful Life (years)	2022	2021
Land	indefinite	$ 352	$ 334
Premises and leasehold improvements	3 - 40	1,458	1,308
Furniture, equipment and software	3- 10	840	671
Total		2,650	2,313
Less accumulated depreciation and amortization		1,194	1,080
Total premises and equipment		$ 1,456	$ 1,233

Depreciation and amortization expense was $142 million, $107 million and $109 million for the years ended December 31, 2022, 2021 and 2020, respectively

NOTE 8 — GOODWILL AND OTHER INTANGIBLES

Goodwill
BancShares applied the acquisition method of accounting for the CIT Merger. The fair value of the net assets acquired exceeded the purchase price. Consequently, there was a gain on acquisition (and no goodwill) related to the CIT Merger as discussed further in Note 2 — Business Combinations.

BancShares' annual impairment test, conducted as of July 31 each year, or more frequently if events occur or circumstances change that may trigger a decline in the value of the reporting unit or otherwise indicate that a potential impairment exists, resulted in no indication of goodwill impairment. Subsequent to the annual impairment test, there were no events or changes in circumstances that would indicate goodwill should be tested for impairment during the interim period between annual tests. BancShares had goodwill of $346 million at December 31, 2022 and 2021. The entire amount of goodwill relates to business combinations that BancShares completed prior to the CIT Merger and is reported in the General Banking segment. There was no goodwill impairment during 2022, 2021 or 2020.

The following table presents the changes in the carrying amount of goodwill for the years ending December 31, 2022 and 2021:

	Year ended December 31	
dollars in millions	2022	2021
Balance at January 1	$ 346	$ 350
Other adjustment	—	(4)
Balance at December 31	$ 346	$ 346

Core Deposit Intangibles
Core deposit intangibles represent the estimated fair value of core deposits and other customer relationships acquired. Core deposit intangibles are being amortized over their estimated useful life. The following tables summarize the activity for core deposit intangibles for the year ended December 31, 2022.

Core Deposit Intangibles

	Year ended December 31	
dollars in millions	2022	2021
Balance, net of accumulated amortization at January 1	$ 19	$ 30
Core deposit intangibles related to the CIT Merger	143	—
Amortization for the period	(22)	(11)
Balance at December 31, net of accumulated amortization	$ 140	$ 19

Core Deposit Intangible Accumulated Amortization

dollars in millions	December 31, 2022	December 31, 2021
Gross balance	$ 271	$ 128
Accumulated amortization	(131)	(109)
Balance, net of accumulated amortization	$ 140	$ 19

The following table summarizes the expected amortization expense as of December 31, 2022 in subsequent periods for core deposit intangibles.

Core Deposit Intangible Expected Amortization

dollars in millions

2023	$	19
2024		17
2025		16
2026		15
2027		15
Thereafter		58
Total	$	140

Intangible Liability

An intangible liability of $52 million was recorded in other liabilities for net below market lessor lease contract rental rates related to the rail portfolio as a result of the CIT Merger. This lease intangible is being amortized on a straight-line basis over the lease term, thereby increasing rental income (a component of noninterest income) over the remaining term of the lease agreements.

The following tables summarize the activity for the intangible liability for the year ended December 31, 2022.

Intangible Liability

dollars in millions		**2022**
Balance at January 1	$	—
Acquired in CIT Merger		52
Amortization for the period		(16)
Balance at December 31, net of accumulated amortization	$	36

The following table summarizes the expected amortization as of December 31, 2022 in subsequent periods for the intangible liability.

Intangible Liability

dollars in millions

2023	$	12
2024		6
2025		4
2026		3
2027		2
Thereafter		9
Total	$	36

NOTE 9 — MORTGAGE SERVICING RIGHTS

BancShares originates certain residential mortgages loans to sell in the secondary market. BancShares' portfolio of residential mortgage loans serviced for third parties was approximately $3.7 billion and $3.4 billion for the year ended December 31, 2022 and 2021, respectively. For certain loans, the originated loans are sold to third parties on a non-recourse basis with servicing rights retained. The retained servicing rights are recorded as a servicing asset and are reported in other assets. The associated amortization expense and any changes in the valuation allowance recognized were included as a reduction of mortgage income. MSRs are initially recorded at fair value and then carried at the lower of amortized cost or fair value.

Contractually specified mortgage servicing fees, late fees and ancillary fees earned are reported in mortgage income and were $10 million, $9 million, and $9 million for the year ended December 31, 2022, 2021, and 2020 respectively.

The following table presents changes in the servicing asset during the year ended December 31, 2022 and 2021:

Servicing Asset

dollars in millions	Year Ended December 31,					
	2022		**2021**		**2020**	
Beginning balance	$	23	$	18	$	23
Servicing rights originated		4		11		8
Servicing rights obtained in CIT Merger		3		—		—
Amortization		(6)		(9)		(9)
Valuation allowance benefit (provision)		1		3		(4)
Ending balance	$	25	$	23	$	18

The following table presents the activity in the servicing asset valuation allowance:

Servicing Asset Valuation Allowance

dollars in millions	Year Ended December 31,					
	2022		**2021**		**2020**	
Beginning balance	$	1	$	4	$	—
Valuation allowance (benefit) provision		(1)		(3)		4
Ending balance	$	—	$	1	$	4

MSRs valuations are performed using a pooling methodology where loans with similar risk characteristics are grouped together and evaluated using discounted cash flows to estimate the present value of future earnings. Key economic assumptions used to value MSRs were as follows:

MSRs Valuation Assumptions

	December 31, 2022		December 31, 2021	
Discount rate		9.62 %		8.55 %
Weighted average constant prepayment rate		6.76 %		15.69 %
Weighted average cost to service a loan	$	81	$	88

The fair value of MSRs are sensitive to changes in assumptions and is determined by estimating the present value of the asset's future cash flows by utilizing discount rates, prepayment rates, and other inputs. The discount rates applied to the cash flows in the valuation of MSRs are market-based and provided on a pretax basis. The prepayment rate is derived from dynamic modeling, which is compared to actual prepayment rates annually for reasonableness. The average cost to service a loan is based on the number of loans serviced and the total costs to service the loans.

NOTE 10 — OTHER ASSETS

The following table includes the components of other assets. The increases from December 31, 2021 primarily reflect the other assets acquired in the CIT Merger.

Other Assets

dollars in millions	December 31, 2022	December 31, 2021
Affordable housing tax credit and other unconsolidated investments [1]	$ 762	$ 169
Income tax receivable	275	799
Bank-owned life insurance [2]	586	116
Right of use assets for operating leases, net	345	64
Pension assets	343	289
Accrued interest receivable	329	134
Counterparty receivables	98	—
Federal Home Loan Bank stock	197	40
Fair value of derivative financial instruments	159	3
Nonmarketable equity securities	58	1
Other real estate owned	47	40
Mortgage servicing assets	25	23
Other [2]	1,145	177
Total other assets	$ 4,369	$ 1,855

[1] *Refer to Note 12 – Variable Interest Entities for additional information.*

[2] *In December of 2022, BancShares made the strategic decision to surrender $1.25 billion of BOLI policies. The balance sheet treatment at December 31, 2022 for the surrendered BOLI policies is as follows: $483 million is in BOLI as these policies had not terminated or cash-settled; $607 million is in "Other" as these policies had terminated, but not cash-settled; and $157 million of these policies had terminated and cash-settled.*

NOTE 11 — DEPOSITS

The following table provides detail on deposit types. The deposit balances as of December 31, 2022 reflect those acquired in the CIT Merger, as described in Note 2 — Business Combinations.

Deposit Types

dollars in millions	December 31, 2022	December 31, 2021
Noninterest-bearing demand	$ 24,922	$ 21,405
Checking with interest	16,202	12,694
Money market	21,040	10,590
Savings	16,634	4,236
Time	10,610	2,481
Total deposits	$ 89,408	$ 51,406

At December 31, 2022, the scheduled maturities of time deposits were:

Deposit Maturities

dollars in millions

Year Ended December 31,	
2023	$ 6,896
2024	2,935
2025	546
2026	73
2027	34
Thereafter	126
Total time deposits	$ 10,610

Time deposits with a denomination of $250,000 or more were $2.22 billion and $593 million at December 31, 2022 and 2021, respectively. As of December 31, 2021, FCB's primary deposit markets were North Carolina and South Carolina, which represent approximately 50.8% and 22.7%, respectively, of total FCB deposits. Deposits (based on branch location) as of December 31, 2022, in North Carolina and South Carolina represented approximately 39.7% and 13.3%, respectively, of total deposits. Additionally, the CIT Merger added deposits that were primarily related to the Digital Bank of $16.47 billion or 18.4% of total FCB deposits as of December 31, 2022.

NOTE 12 — VARIABLE INTEREST ENTITIES

Variable Interest Entities
Described below are the results of BancShares' assessment of its variable interests in order to determine its current status with regard to being the VIE primary beneficiary. Refer to Note 1 — Significant Accounting Policies and Basis of Presentation for additional information on accounting for VIEs and investments in qualified affordable housing projects.

Consolidated VIEs
At December 31, 2022 and 2021, there were no consolidated VIEs.

Unconsolidated VIEs
Unconsolidated VIEs include limited partnership interests and joint ventures where BancShares' involvement is limited to an investor interest and BancShares does not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance or obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The table below presents potential losses that would be incurred under hypothetical circumstances, such that the value of BancShares' interests and any associated collateral declines to zero and assuming no recovery or offset from any economic hedges. BancShares believes the possibility is remote under this hypothetical scenario; accordingly, this disclosure is not an indication of expected loss.

Unconsolidated VIEs Carrying Value

dollars in millions	**December 31, 2022**		**December 31, 2021**	
Investment in qualified affordable housing projects [1]	$	598	$	157
Other tax credit equity investments		5		—
Total tax credit equity investments	$	603	$	157
Other unconsolidated investments		159		12
Total assets (maximum loss exposure) [2]	$	762	$	169
Liabilities for commitments to tax credit investments [3]	$	295	$	43

[1] *These investments provide tax benefits to investors in the form of tax deductions from operating losses and tax credits. During 2022, 2021 and 2020, BancShares recorded $60 million, $22 million and $19 million, respectively, in tax provisions under the proportional amortization method. During 2022, 2021 and 2020, BancShares recognized total tax benefits of $77 million, $26 million and $23 million, which included tax credits of $60 million, $22 million and $19 million, respectively, recorded in income taxes. See Note 1 – Significant Accounting Policies and Basis of Presentation for additional information.*
[2] *Included in other assets in Note 10 – Other Assets.*
[3] *Represents commitments to invest in qualified affordable housing investments, and other investments qualifying for community reinvestment tax credits. These commitments are payable on demand and are included in other liabilities in Note 15 – Other Liabilities.*

NOTE 13 — BORROWINGS

Short-term Borrowings

Short-term borrowings at December 31, 2022 and 2021 include:

dollars in millions	December 31, 2022	December 31, 2021
Securities sold under customer repurchase agreements	$ 436	$ 589
Notes payable to FHLB of Atlanta at overnight SOFR plus spreads ranging from 0.19% to 0.20%.	1,750	—
Total short-term borrowings	$ 2,186	$ 589

Securities Sold under Agreements to Repurchase
At December 31, 2022, BancShares held $436 million of securities sold under agreements to repurchase, with overnight contractual maturities, that are collateralized by government agency securities. At December 31, 2021, BancShares held $589 million of securities sold under agreements to repurchase, with overnight and continuous remaining contractual maturities, of which $508 million were collateralized by government agency securities and $81 million were collateralized by commercial mortgage-backed securities.

BancShares utilizes securities sold under agreements to repurchase to facilitate the needs for collateralization of commercial customers and secure wholesale funding needs. Repurchase agreements are transactions whereby BancShares offers to sell to a counterparty an undivided interest in an eligible security at an agreed upon purchase price, and which obligates BancShares to repurchase the security at an agreed upon date, repurchase price and interest rate. These agreements are recorded at the amount of cash received in connection with the transactions and are reflected as securities sold under customer repurchase agreements.

BancShares monitors collateral levels on a continuous basis and maintains records of each transaction specifically describing the applicable security and the counterparty's fractional interest in that security, and segregates the security from general assets in accordance with regulations governing custodial holdings of securities. The primary risk with repurchase agreements is market risk associated with the investments securing the transactions, as additional collateral may be required based on fair value changes of the underlying investments. Securities pledged as collateral under repurchase agreements are maintained with safekeeping agents. The carrying value of investment securities pledged as collateral under repurchase agreements was $496 million and $619 million at December 31, 2022 and 2021, respectively.

Long-term Borrowings

Long-term borrowings at December 31, 2022 and 2021 include:

dollars in millions	Maturity	December 31, 2022	December 31, 2021
Parent Company:			
Senior:			
Unsecured term loan at 1-month LIBOR plus 1.10%	September 2022	$ —	$ 68
Subordinated:			
Fixed-to-Floating subordinated notes at 3.375%	March 2030	350	350
Junior subordinated debenture at 3-month LIBOR plus 2.25% (FCB/SC Capital Trust II)	June 2034	20	20
Junior subordinated debenture at 3-month LIBOR plus 1.75% (FCB/NC Capital Trust III)	June 2036	88	88
Subsidiaries:			
Senior:			
Senior unsecured fixed to floating rate notes at 3.929%[1]	June 2024	500	—
Senior unsecured fixed to floating rate notes at 2.969%[1]	September 2025	315	—
Fixed senior unsecured notes at 6.00%[1]	April 2036	51	—
Subordinated:			
Fixed subordinated notes at 6.125%[1]	March 2028	400	—
Fixed-to-Fixed subordinated notes at 4.125%[1]	November 2029	100	—
Junior subordinated debentures at 3-month LIBOR plus 2.80% (Macon Capital Trust I)	March 2034	14	14
Junior subordinated debentures at 3-month LIBOR plus 2.85% (SCB Capital Trust I)	April 2034	10	10
Secured:			
Notes payable to FHLB of Atlanta at overnight SOFR plus spreads ranging from 0.24% to 0.34%.	Maturities through September 2025	2,500	—
Fixed notes payable to FHLB of Atlanta	Maturities through March 2032	—	645
Other secured financings[1]	Maturities through January 2024	18	—
Capital lease obligations	Maturities through June 2027	7	4
Unamortized issuance costs		(1)	(2)
Unamortized purchase accounting adjustments[2]		87	(2)
Total long-term borrowings		$ 4,459	$ 1,195

[1] *Reflects the remaining outstanding debt securities assumed by the BancShares in connection with the CIT Merger. On February 24, 2022, BancShares redeemed all of the outstanding (i) 5.00% senior unsecured notes due 2022, (ii) 5.00%, senior unsecured notes due 2023; (iii) 4.750% senior unsecured notes due 2024; and (iv) 5.250% senior unsecured notes due 2025 that it had assumed in the CIT Merger.*

[2] *At December 31, 2022 and December 31, 2021, unamortized purchase accounting adjustments were $69 million and $2 million, respectively, for subordinated debentures.*

Long-term borrowings maturing in each of the five years subsequent to December 31, 2022 and thereafter include:

Long-term Borrowings Maturities

dollars in millions

Year Ended December 31,	
2023	$ 518
2024	1,535
2025	1,330
2026	16
2027	19
Thereafter	1,041
Total long-term borrowings	$ 4,459

Senior Unsecured Notes

Senior unsecured notes included the following as of December 31, 2022:

- Fixed-rate senior unsecured notes outstanding totaled $866 million with a weighted average coupon rate of 3.70%. These notes were assumed by FCB as part of the CIT Merger. On February 24, 2022, FCB completed a redemption of approximately $2.9 billion of senior unsecured notes that were assumed in the CIT Merger, resulting in a gain of approximately $6 million.

Subordinated Unsecured Notes

Subordinated unsecured notes included the following as of December 31, 2022:

- $350 million aggregate principal amount of its 3.375% fixed-to-floating rate subordinated notes due March 2030 and redeemable at the option of BancShares starting with the interest payment due March 15, 2025.
- $400 million aggregate principal amount of 6.125% fixed rate subordinated notes with a maturity date of March 2028 and $100 million aggregate principal amount of 4.125% fixed-to-fixed rate subordinated notes with a maturity date of November 2029, which were assumed by BancShares as part of the CIT Merger.
- $132 million in junior subordinated debentures representing obligations to Macon Capital Trust I, SCB Capital Trust I, FCB/SC Capital Trust II, and FCB/NC Capital Trust III special purpose entities and grantor trusts (the "Trusts") for trust preferred securities. The Trusts had outstanding trust preferred securities of $128 million at December 31, 2022 and 2021, which mature in 2034, 2034, 2034 and 2036, respectively, and may be redeemed at par in whole or in part at any time. BancShares has guaranteed all obligations of the Trusts.

Secured Borrowings

At December 31, 2022, BancShares had pledged $29.2 billion of loans to several financing facilities.

Notes Payable to FHLB

As a member of the FHLB, FCB can access financing based on an evaluation of its creditworthiness, statement of financial position, size and eligibility of collateral. Pledged assets related to these financings totaled $23.5 billion at December 31, 2022. FCB may at any time grant a security interest in, sell, convey or otherwise dispose of any of the assets used for collateral, provided that FCB is in compliance with the collateral maintenance requirement immediately following such disposition.

Other Secured Financings

Other secured (other than FHLB) financings were not significant and totaled $18 million at December 31, 2022. Pledged assets related to these financings totaled $18 million. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

At December 31, 2022, BancShares had other unused credit lines allowing contingent access to borrowings of up to $100 million on an unsecured basis.

Under borrowing arrangements with the FRB of Richmond, BancShares has access to an additional $4.2 billion on a secured basis. There were no outstanding borrowings with the FRB Discount Window at December 31, 2022 and December 31, 2021. Assets pledged to the FRB of Richmond totaled $5.7 billion at December 31, 2022.

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS

BancShares acquired various derivative financial instruments in the CIT Merger. The following table presents notional amount and fair value of derivative financial instruments on a gross basis. At December 31, 2022, BancShares' derivatives are not designated as hedging instruments.

Notional Amount and Fair Value of Derivative Financial Instruments

dollars in millions

	December 31, 2022		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Derivatives not designated as hedging instruments (Non-qualifying hedges)			
Interest rate contracts[1][3]	$ 18,173	$ 158	$ (482)
Foreign exchange contracts	125	1	(4)
Other contracts[2]	507	—	—
Total derivatives not designated as hedging instruments	$ 18,805	159	(486)
Gross derivatives fair values presented in the Consolidated Balance Sheets		159	(486)
Less: Gross amounts offset in the Consolidated Balance Sheets		—	—
Net amount presented in the Consolidated Balance Sheets		159	(486)
Less: Amounts subject to master netting agreements[4]		(13)	13
Less: Cash collateral pledged(received) subject to master netting agreements[5]		(124)	—
Total net derivative fair value		$ 22	$ (473)

[1] Fair value balances include accrued interest.
[2] Other derivative contracts not designated as hedging instruments include risk participation agreements.
[3] BancShares accounts for swap contracts cleared by the Chicago Mercantile Exchange and LCH Clearnet as "settled-to-market". As a result, variation margin payments are characterized as settlement of the derivative exposure and variation margin balances are netted against the corresponding derivative mark-to-market balances. Gross amounts of recognized assets and liabilities were lowered by $376 million and $19 million, respectively, at December 31, 2022.
[4] BancShares' derivative transactions are governed by International Swaps and Derivatives Association ("ISDA") agreements that allow for net settlements of certain payments as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. BancShares believes its ISDA agreements meet the definition of a master netting arrangement or similar agreement for purposes of the above disclosure.
[5] In conjunction with the ISDA agreements described above, BancShares has entered into collateral arrangements with its counterparties, which provide for the exchange of cash depending on change in the market valuation of the derivative contracts outstanding. Such collateral is available to be applied in settlement of the net balances upon an event of default of one of the counterparties. Collateral pledged or received is included in other assets or other liabilities, respectively.

Non-Qualifying Hedges
The following table presents gains related to non-qualifying hedges recognized on the Consolidated Statements of Income:

Gains on Non-Qualifying Hedges

dollars in millions

		Year ended December 31		
	Amounts Recognized	**2022**	**2021**	**2020**
Interest rate contracts	Other noninterest income	$ 12	$ —	$ —
Foreign currency forward contracts	Other noninterest income	20	—	—
Other contracts	Other noninterest income	1	—	—
Total non-qualifying hedges - income statement impact		$ 33	$ —	$ —

NOTE 15 — OTHER LIABILITIES

The following table presents the components of other liabilities. The increases from December 31, 2021 primarily reflect the other liabilities assumed in the CIT Merger.

Other Liabilities

dollars in millions

	December 31, 2022	December 31, 2021
Accrued expenses and accounts payable	$ 313	$ 5
Lease liabilities	352	64
Fair value of derivative financial instruments	486	—
Commitments to fund tax credit investments	295	43
Deferred taxes	286	33
Reserve for off-balance sheet credit exposure	106	12
Incentive plan liabilities	267	84
Accrued interest payable	57	8
Other	426	132
Total other liabilities	$ 2,588	$ 381

NOTE 16 — FAIR VALUE

Fair Value Hierarchy

BancShares measures certain financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels.

Assets and liabilities are recorded at fair value according to a fair value hierarchy comprised of three levels. See Note 1 — Significant Accounting Policies and Basis of Presentation for detailed descriptions.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes BancShares' assets and liabilities measured at estimated fair value on a recurring basis.

Assets and Liabilities Measured at Fair Value - Recurring Basis

dollars in millions

	December 31, 2022			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets				
Investment securities available for sale				
U.S. Treasury	$ 1,898	$ —	$ 1,898	$ —
Government agency	162	—	162	—
Residential mortgage-backed securities	4,795	—	4,795	—
Commercial mortgage-backed securities	1,604	—	1,604	—
Corporate bonds	536	—	362	174
Total investment securities available for sale	$ 8,995	$ —	$ 8,821	$ 174
Marketable equity securities	95	32	63	—
Loans held for sale	4	—	4	—
Derivative assets[1]				
Interest rate contracts — non-qualifying hedges	$ 158	$ —	$ 158	$ —
Other derivative — non-qualifying hedges	1	—	1	—
Total derivative assets	$ 159	$ —	$ 159	$ —
Liabilities				
Derivative liabilities[1]				
Interest rate contracts — non-qualifying hedges	$ 482	$ —	$ 482	$ —
Other derivative— non-qualifying hedges	4	—	4	—
Total derivative liabilities	$ 486	$ —	$ 486	$ —

	December 31, 2021			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets				
Investment securities available for sale				
U.S. Treasury	$ 2,005	$ —	$ 2,005	$ —
Government agency	221	—	221	—
Residential mortgage-backed securities	4,729	—	4,729	—
Commercial mortgage-backed securities	1,640	—	1,640	—
Corporate bonds	608	—	401	207
Total investment securities available for sale	$ 9,203	$ —	$ 8,996	$ 207
Marketable equity securities	98	34	64	—
Loans held for sale	99	—	99	—

[1] *Derivative fair values include accrued interest.*

The methods and assumptions used to estimate the fair value of each class of financial instruments measured at fair value on a recurring basis are as follows:

Investment securities available for sale. The fair value of U.S. Treasury, government agency, mortgage-backed securities, and a portion of the corporate bonds are generally estimated using a third-party pricing service. To obtain an understanding of the processes and methodologies used, management reviews correspondence from the third-party pricing service. Management also performs a price variance analysis process to corroborate the reasonableness of prices. The third-party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models which use a variety of inputs, such as benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2. The remaining corporate bonds held are generally measured at fair value based on indicative bids from broker-dealers using inputs that are not directly observable. These securities are classified as Level 3.

Marketable equity securities. Equity securities are measured at fair value using observable closing prices. The valuation also considers the amount of market activity by examining the trade volume of each security. Equity securities are classified as Level 1 if they are traded in an active market and as Level 2 if the observable closing price is from a less than active market.

Loans held for sale. Certain residential real estate loans originated for sale to investors are carried at fair value based on quoted market prices for similar types of loans. Accordingly, the inputs used to calculate fair value of originated residential real estate loans held for sale are considered Level 2 inputs.

Derivative Assets and Liabilities. Derivatives were valued using models that incorporate inputs depending on the type of derivative. Other than the fair value of credit derivatives, which were estimated using Level 3 inputs, most derivative instruments were valued using Level 2 inputs based on observed pricing for similar assets and liabilities and model-based valuation techniques for which all significant assumptions are observable in the market. See Note 14 — Derivative Financial Instruments for notional amounts and fair values.

The following tables summarize information about significant unobservable inputs related to BancShares' categories of Level 3 financial assets and liabilities measured on a recurring basis.

Quantitative Information About Level 3 Fair Value Measurements - Recurring Basis

dollars in millions

Financial Instrument	Estimated Fair Value	Valuation Technique(s)	Significant Unobservable Inputs
December 31, 2022			
Assets			
Corporate bonds	$ 174	Indicative bid provided by broker	Multiple factors, including but not limited to, current operations, financial condition, cash flows, and recently executed financing transactions related to the issuer.
December 31, 2021			
Assets			
Corporate bonds	$ 207	Indicative bid provided by broker	Multiple factors, including but not limited to, current operations, financial condition, cash flows, and recently executed financing transactions related to the issuer.

The following table summarizes the changes in estimated fair value for all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3).

Changes in Estimated Fair Value of Level 3 Financial Assets and Liabilities - Recurring Basis

dollars in millions	Year Ended December 31, 2022		Year Ended December 31, 2021
	Corporate Bonds	Other Derivative Liabilities — Non-Qualifying	Corporate Bonds
Beginning balance	$ 207	$ —	$ 317
Purchases	—	1	31
Included in earnings	—	(1)	2
Included in comprehensive income	(19)	—	6
Transfers out	(14)	—	(102)
Maturity and settlements	—	—	(47)
Ending balance	$ 174	$ —	$ 207

Fair Value Option

The following table summarizes the difference between the aggregate fair value and the UPB for residential real estate loans originated for sale measured at fair value as of December 31, 2022 and 2021.

dollars in millions	December 31, 2022		
	Fair Value	Unpaid Principal Balance	Difference
Originated loans held for sale	$ 4	$ 4	$ —

	December 31, 2021		
	Fair Value	Unpaid Principal Balance	Difference
Originated loans held for sale	$ 99	$ 96	$ 3

BancShares has elected the fair value option for residential real estate loans originated for sale. This election reduces certain timing differences in the Consolidated Statements of Income and better aligns with the management of the portfolio from a business perspective. The changes in fair value were recorded as a component of mortgage income and included a loss of $3 million in each of the year ended December 31, 2022 and 2021. Interest earned on loans held for sale is recorded within interest income on loans and leases in the Consolidated Statements of Income.

No originated loans held for sale were 90 or more days past due or on non-accrual status as of December 31, 2022 or 2021.

Assets Measured at Estimated Fair Value on a Non-recurring Basis

Certain assets or liabilities are required to be measured at estimated fair value on a non-recurring basis subsequent to initial recognition. Generally, these adjustments are the result of LOCOM or other impairment accounting. The following table presents carrying value of assets measured at estimated fair value on a non-recurring basis for which gains and losses have been recorded in the periods. The gains and losses reflect amounts recorded for the respective periods, regardless of whether the asset is still held at period end.

Assets Measured at Fair Value - Non-recurring Basis

dollars in millions	Fair Value Measurements				Total Gains (Losses)
	Total	Level 1	Level 2	Level 3	
December 31, 2022					
Assets held for sale - loans	$ 23	$ —	$ —	$ 23	$ (1)
Loans - collateral dependent loans	149	—	—	149	(24)
Other real estate owned	43	—	—	43	14
Mortgage servicing rights	—	—	—	—	1
Total	$ 215	$ —	$ —	$ 215	$ (10)
December 31, 2021					
Loans - collateral dependent loans	$ 3	$ —	$ —	$ 3	$ (2)
Other real estate owned	34	—	—	34	(4)
Mortgage servicing rights	22	—	—	22	3
Total	$ 59	$ —	$ —	$ 59	$ (3)

Certain other assets are adjusted to their fair value on a non-recurring basis, including certain loans, OREO, and goodwill, which are periodically tested for impairment, and MSRs, which are carried at the lower of amortized cost or market. Most loans held for investment, deposits, and borrowings are not reported at fair value.

The methods and assumptions used to estimate the fair value of each class of financial instruments measured at fair value on a non-recurring basis are as follows:

Assets held for sale - loans. Loans held for investment subsequently transferred to held for sale are carried at the lower of cost or market. When available, the fair values for the transferred loans are based on quoted prices from the purchase commitments for the individual loans being transferred and are considered Level 1 inputs. The fair value of Level 2 assets was primarily estimated based on prices of recent trades of similar assets. For other loans held for sale, the fair value of Level 3 assets was primarily measured under the income approach using the discounted cash flow model based on Level 3 inputs including discount rate or the price of committed trades.

Loans - collateral dependent loans. The population of Level 3 loans measured at fair value on a non-recurring basis includes collateral-dependent loans evaluated individually. Collateral values are determined using appraisals or other third-party value estimates of the subject property discounted based on estimated selling costs, and adjustments for other external factors that may impact the marketability of the collateral.

Other real estate owned. OREO is carried at LOCOM. OREO asset valuations are determined by using appraisals or other third-party value estimates of the subject property with discounts, generally between 6% and 15%, applied for estimated selling costs and other external factors that may impact the marketability of the property. At December 31, 2022 and 2021, the weighted average discount applied was 9.31% and 8.79%, respectively. Changes to the value of the assets between scheduled valuation dates are monitored through continued communication with brokers and monthly reviews by the asset manager assigned to each asset. If there are any significant changes in the market or the subject property, valuations are adjusted or new appraisals are ordered to ensure the reported values reflect the most current information.

Mortgage servicing rights. MSRs are carried at the lower of amortized cost or market and are, therefore, carried at fair value only when fair value is less than amortized cost. The fair value of MSRs is determined using a pooling methodology. Similar loans are pooled together and a discounted cash flow model, which takes into consideration discount rates, prepayment rates, and the weighted average cost to service the loans, is used to determine the fair value.

Financial Instruments Fair Value

The table below presents the carrying values and estimated fair values for financial instruments, excluding leases and certain other assets and liabilities for which these disclosures are not required.

Carrying Values and Fair Values of Financial Assets and Liabilities

dollars in millions

| | December 31, 2022 | | | | |
| | Carrying Value | Estimated Fair Value | | | |
		Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and due from banks	$ 518	$ 518	$ —	$ —	$ 518
Interest earning deposits at banks	5,025	5,025	—	—	5,025
Investment in marketable equity securities	95	32	63	—	95
Investment securities available for sale	8,995	—	8,821	174	8,995
Investment securities held to maturity	10,279	—	8,795	—	8,795
Loans held for sale	52	—	4	45	49
Net loans	67,720	—	1,679	62,633	64,312
Accrued interest receivable	329	—	329	—	329
Federal Home Loan Bank stock	197	—	197	—	197
Mortgage and other servicing rights	25	—	—	47	47
Derivative assets	159	—	159	—	159
Financial Liabilities					
Deposits with no stated maturity	78,798	—	78,798	—	78,798
Time deposits	10,610	—	10,504	—	10,504
Credit balances of factoring clients	995	—	—	995	995
Securities sold under customer repurchase agreements	436	—	436	—	436
Other short-term borrowings	1,750	—	1,750	—	1,750
Long-term borrowings	4,452	—	4,312	18	4,330
Accrued interest payable	57	—	57	—	57
Derivative liabilities	486	—	486	—	486

| | December 31, 2021 | | | | |
| | Carrying Value | Estimated Fair Value | | | |
		Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and due from banks	$ 338	$ 338	$ —	$ —	$ 338
Interest earning deposits at banks	9,115	9,115	—	—	9,115
Investment in marketable equity securities	98	34	64	—	98
Investment securities available for sale	9,203	—	8,996	207	9,203
Investment securities held to maturity	3,809	—	3,759	—	3,759
Loans held for sale	99	—	99	—	99
Net loans	32,193	—	—	31,890	31,890
Accrued interest receivable	134	—	134	—	134
Federal Home Loan Bank stock	40	—	40	—	40
Mortgage and other servicing rights	23	—	—	23	23
Financial Liabilities					
Deposits with no stated maturity	48,925	—	48,925	—	48,925
Time deposits	2,481	—	2,471	—	2,471
Securities sold under customer repurchase agreements	589	—	589	—	589
Long-term borrowings	1,195	—	1,222	—	1,222
Accrued interest payable	8	—	8	—	8

The methods and assumptions used to estimate the fair value of each class of financial instruments not discussed elsewhere are as follows:

Net loans. The carrying value of net loans is net of the ACL. Loans are generally valued by discounting expected cash flows using market inputs with adjustments based on cohort level assumptions for certain loan types as well as internally developed estimates at a business segment level. Due to the significance of the unobservable market inputs and assumptions, as well as the absence of a liquid secondary market for most loans, these loans are classified as Level 3. Certain loans are measured based on observable market prices sourced from external data providers and classified as Level 2. Nonaccrual loans are written down and reported at their estimated recovery value which approximates their fair value and classified as Level 3.

Investment securities held to maturity. BancShares' portfolio of held to maturity debt securities consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury notes, unsecured bonds issued by government agencies and government sponsored entities, securities issued by the Supranational Entities and Multilateral Development Banks and FDIC guaranteed CDs with other financial institutions. We primarily use prices obtained from pricing services to determine the fair value of securities, which are Level 2 inputs.

FHLB stock. The carrying amount of FHLB stock is a reasonable estimate of fair value, as these securities are not readily marketable and are evaluated for impairment based on the ultimate recoverability of the par value. BancShares considers positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of the par value. BancShares investment in FHLB stock is ultimately recoverable at par. The inputs used in the fair value measurement for the FHLB stock are considered Level 2 inputs.

Mortgage and other servicing rights. Mortgage and other servicing rights are initially recorded at fair value and subsequently carried at the lower of amortized cost or market. Therefore, servicing rights are carried at fair value only when fair value is less than the amortized cost. The fair value of mortgage and other servicing rights is determined using a pooling methodology. Similar loans are pooled together and a model which relies on discount rates, estimates of prepayment rates and the weighted average cost to service the loans is used to determine the fair value. The inputs used in the fair value measurement for mortgage and other servicing rights are considered Level 3 inputs.

Deposits. The estimated fair value of deposits with no stated maturity, such as demand deposit accounts, money market accounts, and savings accounts was the amount payable on demand at the reporting date. The fair value of time deposits was estimated based on a discounted cash flow technique using Level 2 inputs appropriate to the contractual maturity.

Credit balances of factoring clients. The impact of the time value of money from the unobservable discount rate for credit balances of factoring clients is inconsequential due to the short term nature of these balances, therefore, the fair value approximated carrying value, and the credit balances were classified as Level 3

Short-term borrowed funds. Includes federal funds purchased, repurchase agreements and certain other short-term borrowings and payables. The fair value approximates carrying value and are classified as Level 2.

Long-term Borrowings. For certain long-term senior and subordinated unsecured borrowings, the fair values are sourced from a third-party pricing service. The fair value of other long-term borrowings are determined by discounting future cash flows using current interest rates for similar financial instruments. The inputs used in the fair value measurement for FHLB borrowings, senior and subordinated debentures, and other borrowings are classified as Level 2. The fair value of other secured borrowings are estimated based on unobservable inputs and therefore classified as Level 3.

For all other financial assets and financial liabilities, the carrying value is a reasonable estimate of the fair value as of December 31, 2022 and 2021. The carrying value and fair value for these assets and liabilities are equivalent because they are relatively short-term in nature and there is no interest rate or credit risk that would cause the fair value to differ from the carrying value. Cash and due from banks, and interest earning deposits at banks, are classified on the fair value hierarchy as Level 1. Accrued interest receivable and accrued interest payable are classified as Level 2.

NOTE 17 — STOCKHOLDERS' EQUITY

The common stock activity for the year ended December 31, 2022 is presented in the following table. There was no common stock activity for the year ended December 31, 2021.

Number of Shares of Common Stock	Outstanding	
	Class A	Class B
Common stock at December 31, 2021	8,811,220	1,005,185
Common stock issued in CIT Merger	6,140,010	—
Restricted stock units vested, net of shares held to cover taxes	49,787	—
Shares purchased under authorized repurchase plan	(1,500,000)	—
Common stock at December 31, 2022	13,501,017	1,005,185

Common Stock
The Parent Company has Class A Common Stock and Class B Common Stock. Shares of Class A Common Stock have one vote per share, while shares of Class B Common Stock have 16 votes per share. In connection with the consummation of the CIT Merger, the Parent Company issued approximately 6.1 million shares of Class A Common Stock as further discussed in Note 2 — Business Combinations.

Restricted Stock Units
Refer to Note 22 — Employee Benefit Plans for discussion of the BancShares RSUs.

Non-Cumulative Perpetual Preferred Stock
On March 12, 2020, BancShares issued and sold an aggregate of 13,800,000 depositary shares (the "Depositary Shares"), each representing a 1/40th interest in a share of 5.375% non-cumulative perpetual preferred stock, series A ("BancShares Series A Preferred Stock") (equivalent to $1,000 per share of the BancShares Series A Preferred Stock) for a total of $345 million. As part of the CIT Merger, each issued and outstanding share of CIT Series A Preferred Stock and CIT Series B Preferred Stock automatically converted into the right to receive one share of BancShares Series B Preferred Stock and BancShares Series C Preferred Stock, respectively, having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that were not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT Series A Preferred Stock and the CIT Series B Preferred Stock, respectively. The following table summarizes BancShares' non-cumulative perpetual preferred stock.

dollars in millions, except per share and par value data

Preferred Stock	Issuance Date	Earliest Redemption Date	Par Value	Shares Authorized, Issued and Outstanding	Liquidation Preference Per Share	Total Liquidation Preference	Dividend	Dividend Payment Dates
Series A	March 12, 2020	March 15, 2025	$ 0.01	345,000	$ 1,000	$ 345	5.375%	Quarterly in arrears
Series B	January 3, 2022	January 4, 2027	0.01	325,000	1,000	325	5.8%, converted to LIBOR + 3.972% beginning June 15, 2022	Semi-annually during the fixed rate period, then quarterly in arrears, as of June 15, 2022
Series C	January 3, 2022	January 4, 2027	0.01	8,000,000	25	200	5.625%	Quarterly in arrears, as of March 15, 2022

Dividends on BancShares Series A, B, and C Preferred Stock (together, "BancShares Preferred Stock") will be paid when, as, and if declared by the Board of Directors of the Parent Company, or a duly authorized committee thereof, to the extent that the Parent Company has lawfully available funds to pay dividends. If declared, dividends with respect to the BancShares Series A Preferred Stock and BancShares Series C Preferred Stock will accrue and be payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year. Dividends on the BancShares Series B Preferred Stock initially accrued and were payable on a semi-annual basis during the fixed rate period. Upon expiration of the fixed rate period on June 15, 2022, dividends with respect to the BancShares Series B Preferred Stock, if declared, now accrue and are payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year. Dividends on the BancShares Preferred Stock will not be cumulative.

The Parent Company may redeem the BancShares Preferred Stock at its option, and subject to any required regulatory approval, at a redemption price equal to the "Liquidation Preference Per Share" in the table above, plus any declared and unpaid dividends to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after the "Earliest Redemption Date" in the table above, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event.

NOTE 18 — ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following table details the components of accumulated other comprehensive (loss) income:

Components of Accumulated Other Comprehensive (Loss) Income

dollars in millions	December 31, 2022			December 31, 2021		
	Pretax	Income Taxes	Net of Income Taxes	Pretax	Income Taxes	Net of Income Taxes
Unrealized loss on securities available for sale	$ (972)	$ 233	$ (739)	$ (12)	$ 3	$ (9)
Unrealized loss on securities available for sale transferred to securities held to maturity	(8)	2	(6)	(9)	2	(7)
Defined benefit pension items	13	(3)	10	34	(8)	26
Total accumulated other comprehensive (loss) income	$ (967)	$ 232	$ (735)	$ 13	$ (3)	$ 10

The following table details the changes in the components of accumulated other comprehensive (loss) income, net of income tax:

Changes in Components of Accumulated Other Comprehensive (Loss) Income, net of income tax

dollars in millions	Unrealized (loss) gain on securities available for sale	Unrealized (loss) gain on securities available for sale transferred to securities held to maturity	Net change in defined benefit pension items	Total accumulated other comprehensive (loss) income
Balance as of December 31, 2021	$ (9)	$ (7)	$ 26	$ 10
AOCI activity before reclassifications	(730)	—	(25)	(755)
Amounts reclassified from AOCI	—	1	9	10
Other comprehensive (loss) income for the period	(730)	1	(16)	(745)
Balance as of December 31, 2022	$ (739)	$ (6)	$ 10	$ (735)
Balance as of December 31, 2020	$ 79	$ 4	$ (71)	$ 12
AOCI activity before reclassifications	(62)	(10)	76	4
Amounts reclassified from AOCI	(26)	(1)	21	(6)
Other comprehensive (loss) income for the period	(88)	(11)	97	(2)
Balance as of December 31, 2021	$ (9)	$ (7)	$ 26	$ 10

Other Comprehensive (Loss) Income

The amounts included in the Consolidated Statements of Comprehensive Income are net of income taxes. The following table presents the pretax and after-tax components of other comprehensive income.

Components of Other Comprehensive (Loss) Income

dollars in millions	Year ended December 31						
	2022			2021			
	Pretax	Income Taxes	Net of Income Taxes	Pretax	Income Taxes	Net of Income Taxes	Income Statement Line Item
Defined benefit pension items							
Actuarial (loss) gain	$ (33)	$ 8	$ (25)	$ 98	$ (22)	$ 76	
Amounts reclassified from AOCI	12	(3)	9	27	(6)	21	Other noninterest expense
Other comprehensive (loss) income for defined benefit pension items	$ (21)	$ 5	$ (16)	$ 125	$ (28)	$ 97	
Unrealized loss on securities available for sale transferred to securities held to maturity							
Amounts reclassified from AOCI	$ —	$ —	$ —	$ (13)	$ 3	$ (10)	
Reclassifications out of AOCI	1	—	1	(1)	—	(1)	Interest on investment securities
Other comprehensive income (loss) on securities available for sale transferred to securities held to maturity	$ 1	$ —	$ 1	$ (14)	$ 3	$ (11)	
Unrealized loss on securities available for sale							
AOCI activity before reclassification	$ (960)	$ 230	$ (730)	$ (81)	$ 19	$ (62)	
Amounts reclassified from AOCI	—	—	—	(33)	7	(26)	Realized gain on sale of investment securities available for sale, net
Other comprehensive loss on securities available for sale	$ (960)	$ 230	$ (730)	$ (114)	$ 26	$ (88)	
Total other comprehensive loss	$ (980)	$ 235	$ (745)	$ (3)	$ 1	$ (2)	

NOTE 19 — REGULATORY CAPITAL

BancShares and FCB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the BancShares' Consolidated Financial Statements. Certain activities, such as the ability to undertake new business initiatives, including acquisitions, the access to and cost of funding for new business initiatives, the ability to pay dividends, the ability to repurchase shares or other capital instruments, the level of deposit insurance costs, and the level and nature of regulatory oversight, largely depend on a financial institution's capital strength.

Federal banking agencies approved regulatory capital guidelines ("Basel III") aimed at strengthening previous capital requirements for banking organizations and the associated capital conservation buffers are 2.50%. The following table includes the Basel III requirements for regulatory capital ratios.

	Basel III Minimums	Basel III Conservation Buffers	Basel III Requirements
Regulatory capital ratios			
Total risk-based capital	8.00 %	2.50 %	10.50 %
Tier 1 risk-based capital	6.00	2.50	8.50
Common equity Tier 1	4.50	2.50	7.00
Tier 1 leverage	4.00	—	4.00

The FDIC also has Prompt Corrective Action ("PCA") thresholds for regulatory capital ratios. The regulatory capital ratios for BancShares and FCB are calculated in accordance with the guidelines of the federal banking authorities. The regulatory capital ratios for BancShares and FCB exceed the Basel III requirements and the PCA well-capitalized thresholds as of December 31, 2022 and 2021 as summarized in the following table.

dollars in millions	Basel III Requirements	PCA well-capitalized thresholds	December 31, 2022		December 31, 2021	
			Amount	Ratio	Amount	Ratio
BancShares						
Total risk-based capital	10.50 %	10.00 %	$ 11,799	13.18 %	$ 5,042	14.35 %
Tier 1 risk-based capital	8.50	8.00	9,902	11.06	4,380	12.47
Common equity Tier 1	7.00	6.50	9,021	10.08	4,041	11.50
Tier 1 leverage	4.00	5.00	9,902	8.99	4,380	7.59
FCB						
Total risk-based capital	10.50 %	10.00 %	$ 11,627	12.99 %	$ 4,858	13.85 %
Tier 1 risk-based capital	8.50	8.00	10,186	11.38	4,651	13.26
Common equity Tier 1	7.00	6.50	10,186	11.38	4,651	13.26
Tier 1 leverage	4.00	5.00	10,186	9.25	4,651	8.07

At December 31, 2022, BancShares and FCB had risk-based capital ratio conservation buffers of 5.06% and 4.99%, respectively, which are in excess of the Basel III conservation buffer of 2.50%. At December 31, 2021, BancShares and FCB had risk-based capital ratio conservation buffers of 6.35% and 5.85%, respectively. The capital ratio conservation buffers represent the excess of the regulatory capital ratio as of December 31, 2022 and 2021 over the Basel III minimum for the ratio that is the binding constraint.

Additional Tier 1 capital for BancShares includes preferred stock discussed further in Note 17 — Stockholders' Equity. Additional Tier 2 capital for BancShares and FCB primarily consists of qualifying ACL and qualifying subordinated debt.

Dividend Restrictions
Dividends paid from FCB to the Parent Company are the primary source of funds available to the Parent Company for payment of dividends to its stockholders. The Board of Directors of FCB may approve distributions, including dividends, as it deems appropriate, subject to the requirements of the FDIC and the General Statutes of North Carolina, provided that the distributions do not reduce the regulatory capital ratios below the applicable requirements. FCB could have paid additional dividends to the Parent Company in the amount of $2.7 billion while continuing to meet the requirements for well-capitalized banks at December 31, 2022. Dividends declared by FCB and paid to the Parent Company amounted to $1.4 billion for the year ended December 31, 2022. Payment of dividends is made at the discretion of FCB's Board of Directors and is contingent upon satisfactory earnings as well as projected capital needs.

NOTE 20 — EARNINGS PER COMMON SHARE

The following table sets forth the computation of the basic and diluted earnings per common share:

Earnings per Common Share

dollars in millions, except per share data	Year ended December 31		
	2022	2021	2020
Net income	$ 1,098	$ 547	$ 492
Preferred stock dividends	50	18	14
Net income available to common stockholders	$ 1,048	$ 529	$ 478
Weighted average common shares outstanding			
Basic shares outstanding	15,531,924	9,816,405	10,056,654
Stock-based awards	18,020	—	—
Diluted shares outstanding	15,549,944	9,816,405	10,056,654
Earnings per common share			
Basic	$ 67.47	$ 53.88	$ 47.50
Diluted	$ 67.40	$ 53.88	$ 47.50

BancShares RSUs are discussed in Note 22 — Employee Benefit Plans.

NOTE 21 — INCOME TAXES

The provision (benefit) for income taxes for the year ended December 31, 2022, 2021 and 2020 is comprised of the following:

Provision (Benefit) for Income Taxes

dollars in millions

	Year ended December 31		
	2022	**2021**	**2020**
Current U.S. federal income tax provision	$ 58	$ 140	$ 137
Deferred U.S. federal income tax provision / (benefit)	170	(6)	(29)
Total federal income tax provision	228	134	108
Current state and local income tax provision	4	21	15
Deferred state and local income tax provision / (benefit)	23	(1)	3
Total state and local income tax provision	27	20	18
Total non-U.S. income tax provision	9	—	—
Total provision for income taxes	$ 264	$ 154	$ 126

A reconciliation from the U.S. Federal statutory rate to BancShares' actual effective income tax rate for the year ended December 31, 2022, 2021 and 2020 is the following:

Percentage of Pretax Income

dollars in millions

	Effective Tax Rate								
	2022			**2021**			**2020**		
	Pretax Income	Income Tax Expense (Benefit)	Percentage of Pretax Income	Pretax Income	Income Tax Expense (Benefit)	Percentage of Pretax Income	Pretax Income	Income Tax Expense (Benefit)	Percentage of Pretax Income
Federal income taxes and rate	$ 1,362	$ 286	21.0 %	$ 701	$ 147	21.0 %	$ 618	$ 130	21.0 %
Increase (decrease) due to:									
State and local income taxes, net of federal income tax benefit		53	3.9 %		16	2.2 %		14	2.2 %
Non-taxable bargain purchase gain [1]		(105)	(7.7)%		—	— %		—	— %
Domestic tax credits		(20)	(1.5)%		(5)	(0.7)%		(5)	(0.9)%
Effect of BOLI surrender [1]		48	3.5 %		—	— %		—	— %
Deferred tax liability adjustment		(8)	(0.6)%		—	— %		—	— %
Difference in tax rates applicable to non-U.S. earnings		1	0.1 %		—	— %		—	— %
Repayment of claim of right income		—	— %		(2)	(0.3)%		(14)	(2.2)%
Valuation allowances		(5)	(0.4)%		—	— %		—	— %
Other		14	1.1 %		(2)	(0.2)%		1	0.3 %
Provision for income taxes and effective tax rate		$ 264	19.4 %		$ 154	22.0 %		$ 126	20.4 %

[1] Income tax expense (benefit) includes, if applicable, federal, state, foreign and penalty taxes.

Income tax expense for 2021 and 2020 was favorably impacted by $2 million and $14 million respectively, due to BancShares' decision in the second quarter of 2020 to utilize an allowable alternative for computing its 2021 and 2020 federal income tax liability. The allowable alternative provides BancShares the ability to use the federal income tax rate for certain current year deductible amounts related to prior year FDIC-assisted acquisitions that was applicable when these amounts were originally subjected to tax.

As a result of the CIT Merger, BancShares permanently reinvested eligible earnings of certain foreign subsidiaries and accordingly, does not accrue any U.S. or foreign taxes that would be due if those earnings were repatriated. As of December 31, 2022, this assertion resulted in an unrecognized net deferred tax liability of $18 million on reinvested earnings of $665 million.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2022 and 2021 are presented below:

Components of Deferred Income Tax Assets and Liabilities

dollars in millions	2022	2021
Deferred Tax Assets:		
Net operating loss (NOL) carry forwards	$ 358	$ 8
Basis difference in loans	57	—
Allowance for credit losses	252	40
Accrued liabilities and reserves	37	6
Deferred compensation	51	19
Right of use - lease liability	92	14
Domestic tax credits	176	—
Mark to market adjustments	28	—
Capitalized costs	15	—
Unrealized net loss on securities AFS	275	5
Other	48	17
Total gross deferred tax assets	1,389	109
Deferred Tax Liabilities:		
Operating leases	(1,311)	—
Right of use - lease asset	(86)	(14)
Loans and direct financing leases	(43)	(8)
Deferred BOLI Gain	(15)	—
Pension	(54)	(64)
Prepaid expenses	(14)	—
Market discount accretion	(35)	—
Other	(47)	(56)
Total deferred tax liabilities	(1,605)	(142)
Total net deferred tax liability before valuation allowances	(216)	(33)
Less: valuation allowances	(70)	—
Net deferred tax liability after valuation allowances	$ (286)	$ (33)

Net Operating Loss Carryforwards and Valuation Adjustments

As a result of the CIT Merger, BancShares' net deferred tax liabilities increased by approximately $300 million. That amount included an increase to deferred tax assets ("DTAs") primarily from net operating losses, capitalized costs and tax credits net of deferred tax liabilities, primarily from operating leases.

As of December 31, 2022, BancShares has DTAs totaling $358 million on its global NOLs. This includes: (1) a DTA of $192 million relating to its cumulative U.S. federal NOLs of $913 million; (2) DTAs of $150 million relating to cumulative state NOLs of $2.8 billion, including amounts of reporting entities that file in multiple jurisdictions, and (3) DTAs of $16 million relating to cumulative non-U.S. NOLs of $68 million. The U.S. federal NOLs will begin to expire in 2030 and state NOLs will begin to expire in 2024.

As of December 31, 2022, BancShares has deferred tax assets of $176 million from its domestic tax credits. This includes: (1) DTAs of $167 million from federal tax credits and (2) DTAs of $9 million from state tax credits. The federal tax credits begin to expire in 2032 and the state tax credits have an indefinite carryforward.

During 2022, Management updated BancShares' long-term forecast of future U.S. federal taxable income. The updated forecast continues to support the realization of the U.S. federal DTAs on NOLs and therefore no valuation allowance is necessary. However, a valuation allowance of $67 million was retained on U.S. state DTAs relating to certain state NOLs as of December 31, 2022.

BancShares maintained a valuation allowance of $3 million against certain non-U.S. reporting entities' net DTAs at December 31, 2022. There was no valuation allowance at December 31, 2021. The increase is mainly related to the CIT Merger. BancShares' ability to recognize DTAs is evaluated on a quarterly basis to determine if there are any significant events that would affect our ability to utilize existing DTAs. If events are identified that affect our ability to utilize our DTAs, the respective valuation allowance may be adjusted accordingly.

Liabilities for Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits ("UTBs") is as follows:

Unrecognized Tax Benefits [1]

dollars in millions	Liabilities for Unrecognized Tax Benefits		Interest / Penalties		Total	
Balance at December 31, 2021	$	30	$	1	$	31
Effect of CIT Merger		4		2		6
Additions for tax positions related to prior years		1		—		1
Reductions for tax positions of prior years		(2)		—		(2)
Expiration of statutes of limitations		(1)		—		(1)
Settlements		(5)		—		(5)
Balance at December 31, 2022	$	27	$	3	$	30

[1] *Tabular rollforward does not present the comparable data for the prior years, as activity in the prior years was not material.*

BancShares recognizes tax benefits when it is more likely than not that the position will prevail, based solely on the technical merits under the tax law of the relevant jurisdiction. BancShares will recognize the tax benefit if the position meets this recognition threshold determined based on the largest amount of the benefit that is more than likely to be recognized.

As a result of the CIT Merger, BancShares' liabilities for unrecognized tax benefits, including interest and penalties, increased by $6 million. During the year ended December 31, 2022, BancShares recorded a net decrease in UTBs, including interest and penalties. The net decrease primarily related to settlements, partially offset by the increase resulting from the CIT Merger.

As of December 31, 2022, the accrued liability for interest and penalties is $3 million. BancShares recognizes accrued interest and penalties on UTBs in income tax expense.

BancShares has UTBs relating to uncertain state tax positions in North Carolina and other state jurisdictions resulting from tax filings submitted to the states. No tax benefit has been recorded for these uncertain tax positions in the consolidated financial statements. It is reasonably possible that these uncertain tax positions may be settled or resolved in the next twelve months. No reasonable estimate of the settlement or resolution can be made.

The entire $30 million of UTBs including interest and penalties at December 31, 2022, would lower BancShares' effective tax rate, if realized. Management believes that it is reasonably possible the total potential liability before interest and penalties may be increased or decreased by $10 million within the next twelve months of the reporting date because of anticipated settlement with taxing authorities, resolution of open tax matters, and the expiration of various statutes of limitations.

Income Tax Audits

BancShares is subject to examinations by the U.S. Internal Revenue Service ("IRS") and other taxing authorities in jurisdictions where BancShares has significant business operations. The tax years under examination vary by jurisdiction. BancShares does not expect completion of those audits to have a material impact on the firm's financial condition, but it may be material to operating results for a particular period, depending, in part, on the operating results for that period.

The table below presents the earliest tax years that remain subject to examination by major jurisdiction.

Jurisdiction	December 31, 2022
U.S. Federal	2019
New York State and City	2015
North Carolina	2019
California	2017
Canada	2015

BancShares and its subsidiaries are subject to examinations by the IRS and other taxing authorities in jurisdictions where BancShares has business operations for years ranging from 2012 through 2022. Management does not anticipate that the completion of these examinations will have a material impact on the firm's financial condition, but it may be material to operating results for a particular period, depending, in part, on the operating results for that period.

NOTE 22 — EMPLOYEE BENEFIT PLANS

BancShares sponsors benefit plans for its qualifying employees and former employees of Bancorporation, Inc. ("Bancorporation"). The benefit plans include noncontributory defined benefit pension plans and 401(k) savings plans, which are qualified under the Internal Revenue Code. BancShares also maintains agreements with certain executives providing supplemental benefits paid upon death or separation from service at an agreed-upon age.

Certain benefit plans of CIT were assumed by BancShares upon closing of the CIT Merger. CIT sponsored both funded and unfunded noncontributory defined benefit pension and postretirement plans, executive retirement plans, and a 401(k) savings plan covering certain employees as further discussed below.

Retirement and Post-Retirement Plans

Pension Plans

BancShares sponsors three qualified noncontributory defined benefit pension plans (the "Pension Plans"), including the FCB-North Pension Plan (the "BancShares Pension Plan"), FCB-South ("Bancorporation") Pension Plan (the "Bancorporation Pension Plan"), and a plan assumed upon completion of the CIT Merger (the "CIT Pension Plan").

BancShares employees who were hired prior to April 1, 2007 and qualified under length of service and other requirements are covered by the BancShares Pension Plan, which was closed to new participants as of April 1, 2007. There was no discretionary contribution made to the BancShares Pension Plan during 2022, while discretionary contributions of $32 thousand were made during 2021.

Certain legacy Bancorporation employees that qualified under length of service and other requirements are covered by the Bancorporation Pension Plan, which was closed to new participants as of September 1, 2007. There were no discretionary contributions made to the Bancorporation Pension Plan during 2022 or 2021.

Participants in the BancShares Pension Plan and Bancorporation Pension Plan were fully vested after five years of service. Retirement benefits are based on years of service and highest annual compensation for five consecutive years during the last ten years of employment. BancShares assumed the CIT Pension Plan upon completion of the CIT Merger. There was no discretionary contribution made to the CIT Pension Plan during 2022.

BancShares makes contributions to the Pension Plans in amounts between the minimum required for funding and the maximum amount deductible for federal income tax purposes. Management evaluates the need for its contributions to these plans on a periodic basis based upon numerous factors including, but not limited to, funded status, returns on plan assets, discount rates and the current economic environment.

Supplemental and Executive Retirement Plans

Upon completion of the CIT Merger, BancShares assumed a frozen U.S. non-contributory supplemental retirement plan (the "Supplemental Retirement Plan") and an additional retirement plan for certain executives (the "Executive Retirement Plan"), which had been closed to new participants since 2006 and whose participants were all inactive. There were no discretionary contributions made to the Executive Retirement Plan or the Supplemental Retirement Plan in 2022. Accumulated balances under the Executive Retirement Plan and the Supplemental Retirement Plan continue to receive periodic interest, subject to certain government limits. The interest credit was 1.9% for the year ended December 31, 2022.

Postretirement Benefit Plans

Upon completion of the CIT Merger, BancShares assumed four postretirement benefit plans (the "Postretirement Plans") that provided healthcare and life insurance benefits to eligible retired employees. For most eligible retirees, healthcare was contributory and life insurance was non-contributory. The Postretirement Plans were funded on a "pay-as-you-go" basis. Certain Postretirement Plans were terminated during the first quarter of 2022. BancShares recognized a reduction in other noninterest expense of approximately $27 million in the first quarter of 2022 related to obligations previously accrued.

Funding for Retirement and Postretirement Plans

The funding policy for the Pension Plans is to contribute an amount each year to meet all Employee Retirement Income Security Act ("ERISA") minimum requirements, including amounts to meet quarterly funding requirements, avoid "at-risk" status and avoid any benefit restrictions. BancShares may also contribute additional voluntary amounts each year (up to the maximum tax-deductible amount) in order to achieve certain target funding levels in the plans, with consideration also given to current and future cash flow and tax positions. No contributions are currently expected for the year ending December 31, 2023. The tables and disclosures below address the following: (i) the Pension Plans, the Supplemental Retirement Plan, and the Executive Retirement Plan (the "Retirement Plans") and (ii) the Postretirement Plans (collectively with the Retirement Plans, the "Plans"). The Supplemental and Executive Retirement Plans are unfunded. Therefore, the tables and disclosures below regarding plan assets apply to the Pension Plans, which are funded.

Obligations and Funded Status

The following table provides the changes in benefit obligations, assets and the funded status of the Plans at December 31, 2022 and 2021.

Obligations and Funded Status		Retirement Plans				Postretirement Plans	
dollars in millions		**2022**		**2021**		**2022**	
Change in benefit obligation							
Projected benefit obligation at January 1	$	1,056	$	1,078	$		—
Projected benefit obligation of acquired plans		389		—			28
Service cost		14		15			—
Interest cost		43		30			—
Actuarial (gain) loss		(324)		(31)			—
Benefits paid		(63)		(36)			(1)
Plan termination		—		—			(27)
Projected benefit obligation at December 31		1,115		1,056			—
Change in plan assets							
Fair value of plan assets at January 1		1,345		1,236			—
Fair value of plan assets of acquired plans		386		—			—
Actual (loss) return on plan assets		(270)		145			—
Benefits paid		(57)		(36)			—
Fair value of plan assets at December 31		1,404		1,345			—
Funded status at December 31	$	289	$	289	$		—
Information for pension plans with a benefit obligation in excess of plan assets							
Projected and accumulated benefit obligations	$	54	$	—	$		—

The Consolidated Balance Sheets include $343 million and $289 million in other assets related to the Pension Plans at December 31, 2022 and 2021, respectively. The Consolidated Balance Sheet includes $54 million in other liabilities at December 31, 2022 for the unfunded Supplemental Retirement and Executive Retirement Plans.

The following table details the amounts recognized in accumulated other comprehensive income, before income taxes, at December 31, 2022 and 2021. See Note 18 — Accumulated Other Comprehensive (Loss) Income for additional information.

| | Retirement Plans | | Postretirement Plans |
| | 2022 | 2021 | 2022 |
dollars in millions			
Net actuarial gain	$ 13	$ 34	$ —

The accumulated benefit obligation for the Plans at December 31, 2022 and 2021 was $1.1 billion and $973 million, respectively. The Plans use a measurement date of December 31.

The following table shows the components of periodic benefit cost related to the Plans and changes in assets and benefit obligations of the Plans recognized in other comprehensive income, before income taxes, for the years ended December 31, 2022, 2021 and 2020. See Note 18 — Accumulated Other Comprehensive (Loss) Income for additional information.

| **Net Periodic Benefit Costs and Other Amounts** | **Retirement Plans** | | | **Postretirement Plans** |
| | **Year ended December 31** | | | **Year ended December 31** |
dollars in millions	**2022**	**2021**	**2020**	**2022**
Service cost	$ 14	$ 15	$ 14	$ —
Interest cost	43	30	34	—
Expected return on assets	(87)	(78)	(65)	—
Net prior service credit amortization	—	—	—	(27)
Amortization of net actuarial loss	12	27	25	—
Total net periodic (benefit) cost	(18)	(6)	8	(27)
Current year actuarial loss (gain)	33	(98)	(55)	—
Amortization of actuarial loss	(12)	(27)	(25)	—
Current year amortization of prior service cost	—	—	—	27
Amortization of prior service cost	—	—	—	(27)
Net loss (gain) recognized in other comprehensive income	21	(125)	(80)	—
Total recognized in net periodic benefit cost and other comprehensive income	$ 3	$ (131)	$ (72)	$ (27)

The actuarial loss in 2022 was primarily due to lower than expected return on assets and higher interest crediting rate, partially offset by increased discount rates. Actuarial gains in 2021 and 2020 were primarily due to return on assets greater than expected, partially offset by the impact of a decreased discount rate.

Service costs and the amortization of prior service costs are recorded in personnel expense, while interest cost, expected return on assets and the amortization of actuarial gains or losses are recorded in other noninterest expense.

The assumptions used to determine the benefit obligations at December 31, 2022 and 2021 are as follows:

Weighted Average Assumptions	Retirement Plans		Postretirement Plans
	2022	**2021**	**2022**
Discount rate	5.57 %	3.04 %	N/A
Rate of compensation increase	5.60	5.60	N/A
Interest crediting rate[1]	4.25	N/A	N/A

[1] Specific to cash investments in the CIT Pension Plan.

The assumptions used to determine the net periodic benefit cost for the years ended December 31, 2022, 2021 and 2020, are as follows:

Weighted Average Assumptions	Retirement Plans			Postretirement Plans
	2022	**2021**	**2020**	**2022**
Discount rate	3.03 %	2.76 %	3.46 %	3.02 %
Rate of compensation increase	5.60	5.60	5.60	N/A
Expected long-term return on plan assets	5.87	7.50	7.50	N/A
Interest crediting rate[1]	1.50	N/A	N/A	N/A

[1] Specific to cash investments in the CIT Pension Plan.

The estimated discount rate, which represents the interest rate that could be obtained for a suitable investment used to fund the benefit obligations, is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the Pension Plans are discounted based on this yield curve and a single discount rate is calculated to achieve the same present value. The increase in discount rate from the prior year is reflective of the current market conditions.

The weighted average expected long-term rate of return on Pension Plans' assets represents the average rate of return expected to be earned on the Pension Plans' assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return on the Pension Plans' assets, historical and current returns, as well as investment allocation strategies, are considered.

Assets of the Pension Plans
For the Pension Plans, our primary total return objective is to achieve returns over the long term that will fund retirement liabilities and provide desired benefits of the Pension Plans in a manner that satisfies the fiduciary requirements of the ERISA. The Pension Plans' assets have a long-term time horizon that runs concurrent with the average life expectancy of the participants. As such, the Pension Plans can assume a time horizon that extends well beyond a full market cycle and can assume a reasonable level of risk. It is expected, however, that both professional investment management and sufficient portfolio diversification will smooth volatility and help generate a consistent level of return. The investments are broadly diversified across global, economic and market risk factors in an attempt to reduce volatility and target multiple return sources. Within approved guidelines and restrictions, the investment manager has discretion over the timing and selection of individual investments. The assets of the BancShares Pension Plan and Bancorporation Pension Plan are held by the BancShares' trust department. Assets of the CIT Pension Plan were held by a third party servicer during 2022.

Equity securities are measured at fair value using observable closing prices. These securities are classified as Level 1 as they are traded in an active market. Fixed income securities are generally estimated using a third party pricing service. The third party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models which use a variety of inputs, such as benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2. In the following table, assets of the CIT Pension Plan are primarily included in the Common Collective Trust. These investments have been measured using the net asset value per share practical expedient and are not required to be classified in the fair value hierarchy.

The following tables summarize the fair values and fair value hierarchy for the assets of the Pension Plans at December 31, 2022 and 2021.

Fair Value Measurements	December 31, 2022						
dollars in millions	Market Value	Level 1	Level 2	Level 3	Not Classified[1]	Weighted Average Target Allocation Pension Plans	Actual % of Plans' Assets
Cash and equivalents	$ 25	$ 25	$ —	$ —	$ —	0 - 5%	2 %
Equity securities						25 - 60%	46 %
Common and preferred stock	88	88	—	—	—		
Mutual funds	181	181	—	—	—		
Exchange traded funds	376	376	—	—	—		
Fixed income						25 - 60%	31 %
U.S. government and government agency securities	198	—	198	—	—		
Corporate bonds	233	—	233	—	—		
Alternative investments						0 - 30%	21 %
Common collective trust, measured at NAV	302	—	—	—	302		
Limited partnerships	1	—	—	—	1		
Total pension assets	$ 1,404	$ 670	$ 431	$ —	$ 303		100 %

[1] These investments have been measured using the net asset value per share practical expedient and are not required to be classified in the table above.

	December 31, 2021					
	Market Value	Level 1	Level 2	Level 3	Target Allocation	Actual % of Plan Assets
Cash and equivalents	$ 17	$ 17	$ —	$ —	0 - 5%	1 %
Equity securities					30 - 70%	61 %
Common and preferred stock	76	76	—	—		
Mutual funds	482	482	—	—		
Exchange traded funds	263	263	—	—		
Fixed income					15 - 45%	38 %
U.S. government and government agency securities	228	—	228	—		
Corporate bonds	279	3	276	—		
Total pension assets	$ 1,345	$ 841	$ 504	$ —		100 %

There were no direct investments in equity securities of BancShares included in the Pension Plans' assets in any of the years presented.

Cash Flows

The following table presents estimated future benefits projected to be paid for the next ten years from the Pension Plans' assets or from the Company's general assets calculated using current actuarial assumptions. Actual benefit payments may differ from projected benefit payments.

Projected Benefits
dollars in millions	Retirement Plans
2023	$ 72
2024	74
2025	77
2026	79
2027	82
2028-2032	420

401(k) Savings Plans

Certain employees enrolled in the BancShares or Bancorporation Pension Plans are also eligible to participate in a 401(k) savings plan (the "401(k) Plan") through deferral of portions of their salary. For employees who participate in the 401(k) Plan who also continue to accrue additional years of service under the BancShares or Bancorporation Pension Plans, BancShares makes a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant's deferral up to and including a maximum contribution of 4.5% of the participant's eligible compensation. The matching contribution immediately vests.

At the end of 2007, employees were given the option to continue to accrue additional years of service under the BancShares or Bancorporation Pension Plans or to elect to join an enhanced 401(k) savings plan (the "Enhanced 401(k) Plan"). Under the Enhanced 401(k) Plan, BancShares matches participants' contributions in an amount equal to 100% of the first 6% of the participant's eligible compensation. The matching contribution immediately vests. In addition to the employer match of the employee contributions, the Enhanced 401(k) Plan provides a required employer non-elective contribution equal to 3% of the compensation of a participant who remains employed at the end of the calendar year. Effective January 1, 2023 this non-elective contribution will be discretionary. This employer contribution vests after three years of service. Employees who elected to enroll in the Enhanced 401(k) Plan discontinued the accrual of additional years of service under the BancShares or Bancorporation Pension Plans and became enrolled in the Enhanced 401(k) Plan effective January 1, 2008. Eligible employees hired after January 1, 2008, are eligible to participate in the Enhanced 401(k) Plan.

CIT sponsored a 401(k) plan (the "CIT 401(k) Plan"), which was assumed by BancShares upon completion of the CIT Merger. Under the CIT 401(k) Plan, BancShares matched 100% of the participants' contributions up to 4% of the participant's eligible compensation. In January 2023, the CIT 401(k) Plan was merged into the Enhanced 401(k) Plan.

BancShares recognized expense related to contributions to all 401(k) plans of $55 million, $36 million, and $36 million during 2022, 2021 and 2020, respectively.

Additional Benefits for Executives, Directors, and Officers

BancShares has entered into contractual agreements with certain executives providing payments for a period of no more than ten years following separation from service occurring no earlier than an agreed-upon age. These agreements also provide a death benefit in the event a participant dies prior to separation from service or during the payment period following separation from service. BancShares has also assumed liability for contractual obligations to directors and officers of previously acquired entities.

The following table provides the accrued liability as of December 31, 2022 and 2021, and the changes in the accrued liability during the years then ended:

dollars in millions	2022		2021	
Accrued liability as of January 1	$	39	$	43
Accrued liability of acquired banks		2		—
Discount rate adjustment		(2)		(1)
Benefit expense and interest cost		2		2
Benefits paid		(5)		(5)
Benefits forfeited		—		—
Accrued liability as of December 31	$	36	$	39
Discount rate at December 31		4.67 %		3.04 %

Other Compensation Plans

BancShares offers various short-term and long-term incentive plans for certain employees. Compensation awarded under these plans may be based on defined formulas, performance criteria, or at the discretion of management. The incentive compensation programs were designed to motivate employees through a balanced approach of risk and reward for their contributions toward BancShares' success. As of December 31, 2022 and 2021, the accrued liability for incentive compensation was $267 million and $84 million, respectively.

CIT had compensation awards that either converted to BancShares RSUs or immediately vested at completion of the CIT Merger as further described in the "Stock-Based Compensation" discussion in Note 1 — Significant Accounting Policies and Basis of Presentation. In February 2016, CIT adopted the CIT Group Inc. 2016 Omnibus Incentive Plan (the "2016 Plan"), which provided for grants of stock-based awards to employees, executive officers, and directors. The BancShares RSUs are the only outstanding awards subject to the terms of the 2016 Plan and no further awards will be made under the 2016 Plan. Compensation expense is recognized over the vesting period or the requisite service period, which is generally three years for BancShares RSUs, under the graded vesting method, whereby each vesting tranche of the award is amortized separately as if each were a separate award.

The following table presents the unvested BancShares RSUs at December 31, 2022, which have vesting periods through 2024. There were no grants of stock-based compensation awards during 2022. The fair value of RSUs that vested and settled in stock during 2022 was $64 million.

Stock-Settled Awards Outstanding
share amounts in whole dollars

	Stock-Settled Awards	
	Number of Shares	Weighted Average Grant Date Value [1]
Unvested BancShares at December 31, 2021	—	$ —
Unvested CIT RSUs converted to BancShares RSUs at Merger Date	116,958	859.76
Unvested CIT PSUs converted to BancShares RSUs at Merger Date	10,678	859.76
Forfeitures	(5,194)	859.76
Vested / settled awards	(79,453)	859.76
Unvested BancShares RSUs at December 31, 2022	42,989	$ 859.76

[1] *Represents the share price of BancShares as of the CIT Merger Date.*

NOTE 23 — BUSINESS SEGMENT INFORMATION

BancShares began reporting multiple segments during the first quarter of 2022 and now reports General Banking, Commercial Banking, Rail, and Corporate segments, as further discussed in Note 1 — Significant Accounting Policies and Basis of Presentation. Each of the segments are described below.

General Banking
General Banking delivers products and services to consumers and businesses through an extensive network of branches and various digital channels, including a full suite of deposit products, loans (primarily residential mortgages and business/ commercial loans), and various fee-based services. General Banking also provides a variety of wealth management products and services to individuals and institutional clients, including brokerage, investment advisory, and trust services. In addition, General Banking has a dedicated business line that supports deposit, cash management and lending to homeowner associations and property management companies nationwide. Revenue is primarily generated from interest earned on loans and fees for banking and advisory services. General Banking segment is the primary deposit gathering business of FCB.

Commercial Banking
Commercial Banking provides a range of lending, leasing, capital markets, asset management and other financial and advisory services primarily to small and middle market companies in a wide range of industries. Loans offered are primarily senior secured loans collateralized by accounts receivable, inventory, machinery and equipment, transportation equipment and/or intangibles, and are often used for working capital, plant expansion, acquisitions or recapitalizations. These loans include revolving lines of credit and term loans and, depending on the nature of the collateral, may be referred to as collateral-backed loans, asset-based loans or cash flow loans. Commercial Banking provides senior secured loans to developers and other commercial real estate professionals, and also provides small business loans and leases, including both capital and operating leases, through a highly automated credit approval, documentation and funding process. Commercial Banking provides factoring, receivable management, and secured financing to businesses that operate in various industries.

Revenue is primarily generated from interest earned on loans, rents on equipment leased, fees and other revenue from lending and leasing activities and banking services, along with capital markets transactions and commissions earned on factoring and related activities.

Rail
Rail offers customized leasing and financing solutions on a fleet of railcars and locomotives to railroads and shippers throughout North America. Railcar types include covered hopper cars used to ship grain and agricultural products, plastic pellets, sand, and cement; tank cars for energy products and chemicals; gondolas for coal, steel coil and mill service products; open hopper cars for coal and aggregates; boxcars for paper and auto parts, and center beams and flat cars for lumber. Revenue is primarily from operating lease income.

Corporate
Certain items that are not allocated to operating segments are included in the Corporate segment. Some of the more significant and recurring items include interest income on investment securities, a portion of interest expense primarily related to corporate funding costs (including brokered deposits), income on BOLI (other noninterest income), merger-related costs, as well as certain unallocated costs and intangible asset amortization expense (operating expenses). Corporate also includes certain significant items that are infrequent, such as: the Initial Non-PCD Provision for loans and leases and unfunded commitments; and the gain on acquisition, each of which are related to the CIT Merger.

Segment Net Income (Loss) and Select Period End Balances

The following table presents the condensed income statements and select period end balances for each segment.

dollars in millions	Year Ended December 31, 2022				
	General Banking	Commercial Banking	Rail	Corporate	Total BancShares
Net interest income (expense)	$ 1,942	$ 889	$ (80)	$ 195	$ 2,946
Provision for credit losses	11	121	—	513	645
Net interest income (expense) after provision for credit losses	1,931	768	(80)	(318)	2,301
Noninterest income	472	521	657	486	2,136
Noninterest expense	1,570	746	428	331	3,075
Income (loss) before income taxes	833	543	149	(163)	1,362
Income tax expense (benefit)	204	128	37	(105)	264
Net income (loss)	$ 629	$ 415	$ 112	$ (58)	$ 1,098
Select Period End Balances					
Loans and leases	$ 42,930	$ 27,773	$ 78	$ —	$ 70,781
Deposits	84,361	3,225	15	1,807	89,408
Operating lease equipment, net	—	723	7,433	—	8,156

	Year Ended December 31, 2021				
	General Banking	Commercial Banking	Rail	Corporate	Total BancShares
Net interest income (expense)	$ 1,447	$ 17	$ —	$ (74)	$ 1,390
Benefit for credit losses	(37)	—	—	—	(37)
Net interest income (expense) after benefit for credit losses	1,484	17	—	(74)	1,427
Noninterest income	433	—	—	75	508
Noninterest expense	1,179	3	—	52	1,234
Income (loss) before income taxes	738	14	—	(51)	701
Income tax expense (benefit)	162	3	—	(11)	154
Net income (loss)	$ 576	$ 11	$ —	$ (40)	$ 547
Select Period End Balances					
Loans and leases	$ 31,820	$ 552	$ —	$ —	$ 32,372
Deposits	51,344	62	—	—	51,406

	Year Ended December 31, 2020				
	General Banking	Commercial Banking	Rail	Corporate	Total BancShares
Net interest income (expense)	$ 1,391	$ 15	$ —	$ (18)	$ 1,388
Provision for credit losses	58	—	—	—	58
Net interest income (expense) after provision for credit losses	1,333	15	—	(18)	1,330
Noninterest income	379	—	—	98	477
Noninterest expense	1,146	3	—	40	1,189
Income before income taxes	566	12	—	40	618
Income tax expense	116	2	—	8	126
Net income	$ 450	$ 10	$ —	$ 32	$ 492
Select Period End Balances					
Loans and leases	$ 32,235	$ 554	$ —	$ 3	$ 32,792
Deposits	43,391	40	—	1	43,432

NOTE 24 — COMMITMENTS AND CONTINGENCIES

Commitments

To meet the financing needs of its customers, BancShares and its subsidiaries have financial instruments with off-balance sheet risk. These financial instruments involve elements of credit, interest rate or liquidity risk and include commitments to extend credit and standby letters of credit.

The accompanying table summarizes credit-related commitments and other purchase and funding commitments:

dollars in millions	December 31, 2022	December 31, 2021
Financing Commitments		
Financing assets (excluding leases)	$ 23,452	$ 13,011
Letters of Credit		
Standby letters of credit	436	92
Other letters of credit	44	24
Deferred Purchase Agreements	2,039	—
Purchase and Funding Commitments [1]		
Lessor commitments [1]	941	—

[1] BancShares' purchase and funding commitments relate to the equipment leasing businesses' commitments to fund finance leases and operating leases, and Rail's railcar manufacturer purchase and upgrade commitments.

Financing Commitments

Commitments to extend credit are legally binding agreements to lend to customers. These commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Established credit standards control the credit risk exposure associated with these commitments. In some cases, BancShares requires collateral be pledged to secure the commitment, including cash deposits, securities and other assets.

Financing commitments, referred to as loan commitments or lines of credit, primarily reflect BancShares' agreements to lend to its customers, subject to the customers' compliance with contractual obligations. At December 31, 2022, substantially all undrawn financing commitments were senior facilities. Most of the undrawn and available financing commitments are in the Commercial Banking segment. Financing commitments also include approximately $66 million related to off-balance sheet commitments to fund equity investments. Commitments to fund equity investments are contingent on events that have yet to occur and may be subject to change.

As financing commitments may not be fully drawn, may expire unused, may be reduced or canceled at the customer's request, and may require the customer to be in compliance with certain conditions, total commitment amounts do not necessarily reflect actual future cash flow requirements.

The table above excludes uncommitted revolving credit facilities extended by Commercial Services to its clients for working capital purposes. In connection with these facilities, Commercial Services has the sole discretion throughout the duration of these facilities to determine the amount of credit that may be made available to its clients at any time and whether to honor any specific advance requests made by its clients under these credit facilities.

Letters of Credit

Standby letters of credit are commitments to pay the beneficiary thereof if drawn upon by the beneficiary upon satisfaction of the terms of the letter of credit. Those commitments are primarily issued to support public and private borrowing arrangements. To mitigate its risk, BancShares' credit policies govern the issuance of standby letters of credit. The credit risk related to the issuance of these letters of credit is essentially the same as in extending loans to clients and, therefore, these letters of credit are collateralized when necessary. These financial instruments generate fees and involve, to varying degrees, elements of credit risk in excess of amounts recognized in the Consolidated Balance Sheets.

Deferred Purchase Agreements ("DPA")
A DPA is provided in conjunction with factoring, whereby a client is provided with credit protection for trade receivables without purchasing the receivables. The trade receivables terms generally require payment in 90 days or less. If the client's customer is unable to pay an undisputed receivable solely as the result of credit risk, BancShares is then required to purchase the receivable from the client, less any borrowings for such client based on such defaulted receivable. The outstanding amount in the table above, less $186 million at December 31, 2022 of borrowings for such clients, is the maximum amount that BancShares would be required to pay under all DPAs. This maximum amount would only occur if all receivables subject to DPAs default in the manner described above, thereby requiring BancShares to purchase all such receivables from the DPA clients.

The table above includes $1.9 billion of DPA exposures at December 31, 2022, related to receivables on which BancShares has assumed the credit risk. The table also includes $138 million available under DPA credit line agreements provided at December 31, 2022. The DPA credit line agreements specify a contractually committed amount of DPA credit protection and are cancellable by us only after a notice period, which is typically 90 days or less.

Litigation and other Contingencies
The Parent Company and certain of its subsidiaries have been named as a defendant in legal actions arising from its normal business activities in which damages in various amounts are claimed. BancShares is also exposed to litigation risk relating to the prior business activities of banks from which assets were acquired and liabilities assumed.

As part of the CIT Merger, BancShares assumed litigation in which CIT and CIT Bank, N.A. d/b/a OneWest Bank ("OneWest") were named as defendants in a then existing lawsuit brought as a qui tam (i.e., whistleblower) action by a former OneWest employee on behalf of the U.S. Government. The lawsuit asserted claims related to OneWest's participation in the Home Affordable Modification Program ("HAMP") administered by the United States Treasury Department, as well as Federal Housing Administration ("FHA") and Veterans Administration ("VA") programs. On October 15, 2019, the plaintiff filed a second amended complaint in the United States District Court for the Eastern District of Texas alleging that, beginning in 2009, CIT (and its predecessor, OneWest) falsely certified its compliance with HAMP, submitted false claims for incentive payments for loan modifications, submitted false claims for FHA and VA insurance payments, and failed to self-report these violations. Plaintiff sought the return of all U.S. Government payments to CIT under the HAMP, FHA, and VA programs. CIT has received approximately $93 million in servicer incentives under HAMP, and the U.S. Government has paid more than $440 million in the aggregate in borrower, servicer, and investor incentives in connection with loans modified by OneWest or CIT under HAMP. OneWest and CIT denied all allegations of liability. The Department of Justice declined to intervene in the case.

On July 26, 2022, the parties settled all claims for $18.5 million and pursuant to the terms of the settlement, the parties filed a joint stipulation of dismissal with prejudice. The settlement payment of $18.5 million was paid on August 4, 2022 and on August 29, 2022, the Court entered an Order dismissing the case.

BancShares is also involved, and from time to time in the future may be involved, in a number of pending and threatened judicial, regulatory, and arbitration proceedings as well as proceedings, investigations, examinations and other actions brought or considered by governmental and self-regulatory agencies. These matters arise in connection with the ordinary conduct of BancShares' business. At any given time, BancShares may also be in the process of responding to subpoenas, requests for documents, data and testimony relating to such matters and engaging in discussions to resolve the matters (all of the foregoing collectively being referred to as "Litigation"). While most Litigation relates to individual claims, BancShares may be subject to putative class action claims and similar broader claims and indemnification obligations.

In light of the inherent difficulty of predicting the outcome of Litigation matters and indemnification obligations, particularly when such matters are in their early stages or where the claimants seek indeterminate damages, BancShares cannot state with confidence what the eventual outcome of the pending Litigation will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines, or penalties related to each pending matter will be, if any. In accordance with applicable accounting guidance, BancShares' establishes reserves for Litigation when those matters present loss contingencies as to which it is both probable that a loss will occur and the amount of such loss can reasonably be estimated. Based on currently available information, BancShares believes that the outcome of Litigation that is currently pending will not have a material adverse effect on BancShares' financial condition, but may be material to BancShares' operating results or cash flows for any particular period, depending in part on its operating results for that period. The actual results of resolving such matters may be substantially higher than the amounts reserved.

For certain Litigation matters in which BancShares is involved, BancShares is able to estimate a range of reasonably possible losses in excess of established reserves and insurance. For other matters for which a loss is probable or reasonably possible, such an estimate cannot be determined. For Litigation and other matters where losses are reasonably possible, management currently estimates an aggregate range of reasonably possible losses of up to $10 million in excess of any established reserves and any insurance we reasonably believe we will collect related to those matters. This estimate represents reasonably possible losses (in excess of established reserves and insurance) over the life of such Litigation, which may span a currently indeterminable number of years, and is based on information currently available as of December 31, 2022. The Litigation matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate.

Those Litigation matters for which an estimate is not reasonably possible or as to which a loss does not appear to be reasonably possible, based on current information, are not included within this estimated range and, therefore, this estimated range does not represent BancShares' maximum loss exposure.

The foregoing statements about BancShares' Litigation are based on BancShares' judgments, assumptions, and estimates and are necessarily subjective and uncertain. In the event of unexpected future developments, it is possible that the ultimate resolution of these cases, matters, and proceedings, if unfavorable, may be material to BancShares' consolidated financial position in a particular period.

NOTE 25 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CIT Northbridge Credit LLC ("Northbridge") is an asset-based-lending joint venture between FCB (as successor to CIT Bank) and Allstate Insurance Company and its subsidiary ("Allstate") that extends credit in asset-based lending middle-market loans. FCB holds a 20% equity investment in Northbridge, and CIT Asset Management LLC, a non-bank subsidiary of FCB, acts as an investment advisor and servicer of the loan portfolio. Allstate is an 80% equity investor. FCB's investment was $43 million at December 31, 2022, with the expectation of additional investment as the joint venture grows. Management fees were earned on loans under management. BancShares accounts for Northbridge under the equity method and recognized $4 million in the Consolidated Statement of Income for the year ended December 31, 2022 for its proportion of Northbridge's net income.

BancShares has investments in qualified affordable housing projects primarily for the purposes of fulfilling Community Reinvestment Act requirements and obtaining tax credits. These investments are accounted for using the proportional amortization method. BancShares also has investments in various trusts, partnerships, and limited liability corporations established in conjunction with structured financing transactions of equipment, power and infrastructure projects and workout transactions. BancShares' interests in these entities were entered into in the ordinary course of business that are accounted for under the equity or cost methods. Refer to Note 10 – Other Assets and Note 12 – Variable Interest Entities for additional information.

The combination of investments in and loans to unconsolidated entities represents BancShares' maximum exposure to loss, as BancShares does not provide guarantees or other forms of indemnification to unconsolidated entities.

BancShares has, and expects to have in the future, banking transactions in the ordinary course of business with directors, officers and their associates ("Related Persons") and entities controlled by Related Persons.

For those identified as Related Persons as of December 31, 2022, the following table provides an analysis of changes in the loans outstanding during 2022 and 2021:

	Year ended December 31			
dollars in thousands	2022		2021	
Balance at January 1	$	122	$	117
New loans		61		21
Repayments		(12)		(16)
Balance at December 31	$	171	$	122

The amounts presented exclude loans to Related Persons for credit card lines of $15,000 or less, overdraft lines of $5,000 or less, and intercompany transactions between the Parent Company and FCB. Unfunded loan commitments available to Related Persons were $2.6 million and $2.7 million as of December 31, 2022 and 2021, respectively.

NOTE 26 — PARENT COMPANY FINANCIAL STATEMENTS

Parent Company
Condensed Balance Sheets

(dollars in millions)	December 31, 2022	December 31, 2021
Assets		
Cash and due from banks	$ 119	$ 174
Interest-earning deposits at banks	3	6
Investment in marketable equity securities	93	98
Investment in banking subsidiary	9,935	4,987
Investment in other subsidiaries	34	—
Other assets	48	44
Total assets	$ 10,232	$ 5,309
Liabilities and Stockholders' Equity		
Subordinated debt	$ 454	$ 453
Borrowings due to banking subsidiary	60	40
Other borrowings	—	68
Other liabilities	56	11
Total liabilities	570	572
Stockholders' equity	9,662	4,737
Total liabilities and stockholders' equity	$ 10,232	$ 5,309

Parent Company
Condensed Statements of Income

	Year ended December 31		
(dollars in millions)	2022	2021	2020
Income			
Dividends from banking subsidiary	$ 1,410	$ 173	$ 230
Other (loss) income	(2)	36	33
Total income	1,408	209	263
Expenses			
Interest expense	19	17	17
Other expenses	26	11	12
Total expenses	45	28	29
Income before income taxes and equity in undistributed net income of subsidiaries	1,363	181	234
Income tax expense	44	2	1
Income before equity in undistributed net income of subsidiaries	1,319	179	233
Equity in (distributed) undistributed net income of subsidiaries	(221)	368	259
Net income	1,098	547	492
Preferred stock dividends	50	18	14
Net income available to common stockholders	$ 1,048	$ 529	$ 478

Parent Company
Condensed Statements of Cash Flows

(dollars in millions)		Year ended December 31				
		2022		**2021**		**2020**
OPERATING ACTIVITIES						
Net income	$	1,098	$	547	$	492
Adjustments to reconcile net income to cash provided by operating activities:						
Distributed (undistributed) net income of subsidiaries		221		(368)		(259)
Deferred tax expense		48		—		—
Net amortization of premiums and discounts		1		1		1
Fair value adjustment on marketable equity securities, net		6		(34)		(29)
Stock based compensation expense		19		—		—
Net change in due to/from subsidiaries		—		4		(3)
Net change in other assets		(3)		7		(3)
Net change in other liabilities		(2)		3		(1)
Net cash provided by operating activities		1,388		160		198
INVESTING ACTIVITIES						
Net decrease (increase) in interest-earning deposits at banks		3		(4)		1
Purchase of marketable equity securities		—		(2)		(333)
Proceeds from sales of marketable equity securities		—		30		353
Proceeds from sales, calls, and maturities of investment securities		—		2		1
Investment in subsidiaries		—		—		(423)
Net cash paid in acquisition		(51)		—		—
Net cash (used in) provided by investing activities		(48)		26		(401)
FINANCING ACTIVITIES						
Repayment of short-term borrowings		—		—		(40)
Repayment of other borrowings		(68)		(20)		(33)
Net proceeds from issuance of subordinated debt		—		—		346
Proceeds from borrowings due to banking subsidiary		20		—		—
Net proceeds from issuance of preferred stock		—		—		340
Repurchase of Class A common stock		(1,240)		—		(334)
Cash dividends paid		(83)		(42)		(31)
Other financing activities		(24)		—		—
Net cash (used in) provided by financing activities		(1,395)		(62)		248
Net change in cash and due from banks		(55)		124		45
Cash and due from banks at beginning of year		174		50		5
Cash and due from banks at end of year	$	119	$	174	$	50
CASH PAYMENTS (REFUNDS) FOR:						
Interest	$	18	$	17	$	13
(Refunds) payments for income taxes		(536)		810		107

Item 9A. Controls and Procedures

BancShares' management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of BancShares' disclosure controls and procedures as of the end of the period covered by this Annual Report, in accordance with Rule 13a-15 of the Securities Exchange Act of 1934 ("Exchange Act"). Based upon the evaluation, as of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer concluded BancShares' disclosure controls and procedures were effective to provide reasonable assurance it is able to record, process, summarize and report information required to be disclosed in the reports it files under the Exchange Act in a timely and accurate manner.

There have been no changes in BancShares' internal control over financial reporting during the fourth quarter of 2022 which have materially affected, or are reasonably likely to materially affect, BancShares' internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of First Citizens BancShares, Inc. ("BancShares") is responsible for establishing and maintaining adequate internal control over financial reporting. BancShares' internal control system was designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

BancShares' management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework* (2013). Based on that assessment, BancShares' management believes, as of December 31, 2022, BancShares' internal control over financial reporting is effective. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

BancShares' independent registered public accounting firm has issued an audit report on the company's internal control over financial reporting. This report appears under "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting" in Item 8. Financial Statements and Supplementary Data.

PART III

Item 14. Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, Raleigh, NC, PCAOB Firm ID: 185.

Our predecessor independent registered public accounting firm was FORVIS, LLP, (formerly Dixon Hughes Goodman LLP), Tysons, VA, PCAOB Firm ID No. 686.

The other information required by this Item 14 is incorporated herein by reference from the "Proposal 7: Ratification of Appointment of Independent Accountants" section of the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

2.4	Agreement and Plan of Merger, dated October 15, 2020, by and among CIT Group Inc., First Citizens BancShares, Inc., First-Citizens Bank & Trust Company, and FC Merger Subsidiary IX, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K dated October 20, 2020)
2.5	Amendment No. 1, dated September 30, 2021, to the Agreement and Plan of Merger dated October 15, 2020, by and among CIT Group Inc., First Citizens BancShares, Inc., First-Citizens Bank & Trust Company, and FC Merger Subsidiary IX, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated September 30, 2021)
3.1	Certificate of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-K for the year ended December 31, 2014)
3.2	Certificate of Designation of 5.375% Non-Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
3.3	Restated Certificate of Designation of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-K for the year ended December 31, 2021)
3.4	Restated Certificate of Designation of 5.625% Non-Cumulative Perpetual Preferred Stock, Series C (incorporated by reference to Exhibit 3.4 to the Registrant's Form 10-K for the year ended December 31, 2021)
3.5	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K dated January 24, 2023)
4.1	Specimen of Registrant's Class A Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-K for the year ended December 31, 2008)
4.2	Specimen of Registrant's Class B Common Stock certificate (incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-K for the year ended December 31, 2008)
4.3	Specimen of Registrant's 5.375% Non-Cumulative Perpetual Preferred Stock, Series A Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
4.4	Specimen of Registrant's Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 4.2 to Amendment No. 1 of the Registrant's Form S-4 Registration Statement (333-250131) filed on December 21, 2020)
4.5	Specimen of Registrant's 5.625% Non-Cumulative Perpetual Preferred Stock, Series C, Certificate (incorporated by reference to Exhibit 4.4 to Amendment No. 1 of the Registrant's Form S-4 Registration Statement (333-250131) filed on December 21, 2020)
4.6	Deposit Agreement, dated as of March 12, 2020, among Registrant, Broadridge Corporate Issuer Solutions, Inc., as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
4.7	Form of Depositary Receipt (included as Exhibit A in Exhibit 4.6 hereto)
4.8	Description of the Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.8 to the Registrant's Form 10-K for the year ended December 31, 2021)
4.9	Instruments defining the rights of holders of long-term debt will be furnished to the SEC upon request.
4.10	Amended and Restated Trust Agreement of FCB/NC Capital Trust III (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2006)
4.11	Guarantee Agreement relating to Registrant's guarantee of the capital securities of FCB/NC Capital Trust III (incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-Q for the quarter ended June 30, 2006)
*10.1	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Frank B. Holding, Jr. (incorporated by reference to Exhibit 9.1 to the Registrant's Form 8-K dated February 18, 2011)
*10.2	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Hope Holding Bryant (incorporated by reference to Exhibit 9.5 to the Registrant's Form 8-K dated February 18, 2011)
*10.3	Employee Consultation, Post-Retirement, Non-Competition and Death Benefit Agreement between Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc., and Peter M. Bristow. (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.4	Employee Consultation, Post-Retirement, Non-Competition and Death Benefit Agreement between Registrant's subsidiary, First-Citizens Bank & Trust Company as successor by merger to First Citizens Bank and Trust Company, Inc., and Craig L. Nix. (incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.5	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Jeffery L. Ward (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K for the year ended December 31, 2020)
*10.6	Employment Letter Agreement between Registration and Ellen R. Alemany dated October 15, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2022)
*10.7	Retention Letter Agreement between Registrant and Marisa Harney dated October 15, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended March 31, 2022)
*10.8	409A Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc. (incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.9	Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First-Citizens Bank and Trust Company, Inc. (incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K for the year ended December 31, 2014)

*10.10	Amended and Restated Long-Term Incentive Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated January 25, 2022)
*10.11	Form of Long-Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for the year ended December 31, 2020)
*10.12	Form of Long-Term Incentive Plan Award Agreement (for awards beginning in 2022) (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2021)
*10.13	Nonqualified Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated February 24, 2021)
*10.14	Merger Performance Plan of Registrant's subsidiary, First Citizen's Bank & Trust Company (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended March 31, 2022)
21	Subsidiaries of the Registrant (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP (filed herewith)
23.2	Consent of Independent Registered Public Accounting Firm, FORVIS, LLP (filed herewith)
24	Power of Attorney (filed herewith)
31.1	Certification of Chief Executive Officer (filed herewith)
31.2	Certification of Chief Financial Officer (filed herewith)
32.1	Certification of Chief Executive Officer (filed herewith)
32.2	Certification of Chief Financial Officer (filed herewith)
**101.INS	Inline XBRL Instance Document (filed herewith)
**101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)
**101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
**101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)
**101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)
**101.DEF	Inline XBRL Taxonomy Definition Linkbase (filed herewith)
**104	Cover Page Interactive Data File (embedded within the Inline XBRL document filed as Exhibit 101)
*	Management contract or compensatory plan or arrangement.
**	Interactive data files are furnished but not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST CITIZENS BANCSHARES, INC. (Registrant)

/S/ FRANK B. HOLDING, JR.

Frank B. Holding, Jr.
Chairman and Chief Executive Officer

Dated: February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the Registrant and in the capacities indicated on February 24, 2023.

Signature	Title	Date
/s/ FRANK B. HOLDING, JR. **Frank B. Holding, Jr.**	Chairman and Chief Executive Officer	February 24, 2023
/s/ CRAIG L. NIX **Craig L. Nix**	Chief Financial Officer (principal financial officer and principal accounting officer)	February 24, 2023
/s/ ELLEN R. ALEMANY * **Ellen R. Alemany**	Director	February 24, 2023
/s/ JOHN M. ALEXANDER, JR. * **John M. Alexander, Jr.**	Director	February 24, 2023
/s/ VICTOR E. BELL, III * **Victor E. Bell, III**	Director	February 24, 2023
/s/ PETER M. BRISTOW * **Peter M. Bristow**	Director	February 24, 2023
/s/ HOPE HOLDING BRYANT * **Hope Holding Bryant**	Director	February 24, 2023
/s/ MICHAEL A. CARPENTER * **Michael A. Carpenter**	Director	February 24, 2023
/s/ H. LEE DURHAM, JR. * **H. Lee Durham, Jr.**	Director	February 24, 2023
/s/ EUGENE FLOOD, JR. * **Eugene Flood, Jr.**	Director	February 24, 2023

Signature	Title	Date
/s/ ROBERT R. HOPPE *	Director	February 24, 2023
Robert R. Hoppe		
/s/ FLOYD L. KEELS *	Director	February 24, 2023
Floyd L. Keels		
/s/ ROBERT E. MASON, IV *	Director	February 24, 2023
Robert E. Mason, IV		
/s/ ROBERT T. NEWCOMB *	Director	February 24, 2023
Robert T. Newcomb		
/s/ JOHN R. RYAN *	Director	February 24, 2023
John R. Ryan		

*   Craig L. Nix hereby signs this Annual Report on Form 10-K on February 24, 2023, on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a Power of Attorney filed herewith.

By: /S/ CRAIG L. NIX
      Craig L. Nix
      As Attorney-In-Fact

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First Citizens BancShares, Inc. | 4300 Six Forks Road | Raleigh, North Carolina 27609